UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39470.

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VIEW, INC.

(Exact name of registrant as specified in its charter)

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Delaware	**84-3235065**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

195 South Milpitas Blvd

Milpitas, California	**95035**
(Address of principal executive offices)	**(Zip Code)**

(408) 263-9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value, $0.0001 per share	**VIEW**	**The Nasdaq Global Market**
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	**VIEWW**	**The Nasdaq Global Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant on June 30, 2022 was $153.5 million based on the closing sale price of the ordinary shares on that date, as reported by the Nasdaq Global Select Market.

As of March 27, 2023, 240,740,922 shares of Class A common stock, par value $0.0001 of the registrant were issued and outstanding.

View, Inc.
Annual Report on Form 10-K

Table of Contents

Note Regarding Forward Looking Statements

Certain statements included in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as "believe," "continue," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "predict," "plan," "may," "should," "will," "would," "potential," "seem," "seek," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Annual Report on Form 10-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future events to differ from the forward-looking statements in this Annual Report on Form 10-K. You should carefully consider the factors and the other risks and uncertainties described in Part I, Item 1A of this Annual Report on Form 10-K. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Summary of Risks Affecting Our Business

Our business is subject to a number of risks, which are discussed more fully under the heading "Risk Factors" in this Annual Report on Form 10-K. These risks include the following:

Risks Related to Liquidity, SEC and Nasdaq Global Market ("Nasdaq") Compliance

- We have determined that there is substantial doubt about our ability to continue as a going concern, as our continued existence is dependent upon our ability to raise additional capital through outside sources.

- We are seeking approval of a reverse stock split of our Class A common stock for the purpose of maintaining the listing of our stock on Nasdaq and there can be no assurance that we will obtain stockholder approval or the reverse stock split may not have the desired result.

- Our failure to prepare and timely file our periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

Risks Related to the Investigation, Restatement, and Internal Control Over Financial Reporting

- We have restated our consolidated financial statements for prior annual and interim periods, which has affected and may continue to affect investor confidence, our stock price, our ability to raise capital in the future, our reputation with our customers, and our ability to timely file our periodic reports with the SEC, which has resulted in stockholder litigation, may result in additional litigation in the future and may reduce customer confidence in our ability to complete new contract opportunities.

- We have identified deficiencies in our internal control over financial reporting resulting in material weaknesses and the conclusion that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. If we fail to properly remediate these or any future material weaknesses or deficiencies or to maintain effective internal control over financial reporting, further material misstatements in our financial statements could occur and impair our ability to produce accurate and timely financial statements, which could cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our common stock.

- We are involved in, and may in the future be subject to, litigation and regulatory examinations, investigations, proceedings or orders as a result of or relating to our Restatement and our failure to timely file our Annual and Quarterly Reports with the SEC; if any of these are resolved adversely against us, it could harm our business, financial condition and results of operations.

- We have incurred and expect to continue to incur significant expenses related to the Investigation, Restatement and remediation of deficiencies in our internal control over financial reporting and disclosure controls and procedures, and any resulting litigation.

- The Investigation, the findings thereof and the Restatement process, have diverted, and may continue to divert, management and other human resources from the operation of our business.

Risk Factors Relating to Our Business and Industry

- Our limited operating history and history of financial losses make evaluating our business and future prospects difficult and may increase the risk of your investment.

- Our future growth and success is dependent upon the real estate industry's willingness to adopt our products, including View Smart Glass.

- Our revenue and backlog may not be adequate or grow sufficiently, and that backlog may not convert into future sales.

- Our new products and services may not be successful.

- Our financial results may vary significantly from period-to-period due to fluctuations in our operating costs, revenue and other factors.

- Our use of the cost-to-cost input method of revenue recognition requires that we estimate costs to be incurred under long-term contracts. Changes in estimates could result in a reduction of previously recorded revenue or additional losses.

- We may not be able to accurately estimate the future supply and demand for our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

- Disruption of supply or shortage of materials, in particular for glass and semiconductor chips, could harm our business.

- Increases in cost of materials, including glass and semiconductor chips, have and could continue to harm our business.

- The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

- We have yet to achieve positive operating cash flow and there can be no assurance that we will be able to generate positive cash flow from operations in the future.

- Our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

- Any significant disruption to our sole manufacturing production line or the failure of our facility to operate according to our expectation could have a material adverse effect on our results of operations.

- Any issues or delays in meeting our projected manufacturing cost improvements and increased production capacity could adversely impact our business, prospects, operating results and financial condition.

- COVID-19 and other public health crises could materially impact our business, financial condition, and results of operations.

- While we obtain components from multiple sources whenever possible, there are important components used in our products that are purchased from single source suppliers. Delivery of necessary components of our products by these and other suppliers according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have an adverse effect on our financial condition and operating results.

- Our financial condition may impair our ability to obtain credit terms with our suppliers.

- Failure of our subcontractors to satisfy their obligations to us or other parties, or the inability to maintain these relationships, may adversely impact our business operations and financial results.

- Our historical financial results may not be indicative of what our actual financial position or results of operations will be.

- If we are unable to establish and maintain confidence in our long-term business prospects among business customers, analysts and within our industries, then our financial condition, operating results, and business prospects may suffer materially.

- We have incurred and expect to continue to incur costs and demands upon our management as a result of complying with the laws and regulations affecting public companies in the United States.

- If we fail to scale our business operations and otherwise manage future growth and adapt to new conditions effectively as we rapidly grow, including internationally, we may not be able to produce, market, sell and service our products successfully.

- We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

- If our products fail to perform as expected our ability to develop, market and sell our products and services could be harmed.

- We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image and financial performance.

- We may need to defend ourselves against and may face liability in respect of claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, which may be time-consuming and could cause us to incur substantial costs and/or materially impact our ability to operate.

- We are continuously expanding and improving our information technology systems and security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted, and our operating results and reputation could be harmed.

- Our products and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

- We are subject to various government regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facility.

- We could be subject to liability, penalties and other restrictive sanctions and adverse consequences arising out of certain governmental investigations and proceedings.

- Our insurance strategy may not be adequate to protect us from all business risks.

- Litigation, complaints or adverse publicity or unauthorized use of our brand name could negatively impact our business, financial condition and results of operations.

- Our current and future warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

- If we are unable to achieve our targeted manufacturing costs for our products, our financial condition and operating results may suffer.

- Our business model of manufacturing smart glass is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all, which could be dilutive to stockholders. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

- We may fail to meet our publicly announced guidance or other expectations about our business in the future, which could cause our future stock price to be adversely affected.

PART I

Item 1. Business

Corporate History and Background

We are a former blank check company incorporated on September 27, 2019, under the name CF Finance Acquisition Corp. II ("CF II") as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On March 8, 2021 (the "Closing Date"), CF II consummated the previously announced merger pursuant to an Agreement and Plan of Merger, dated November 30, 2020 (the "Merger Agreement"), by and among CF II, PVMS Merger Sub, Inc., a Delaware corporation and wholly owned-subsidiary of CF II ("Merger Sub"), and View, Inc. (hereinafter referred to as "Legacy View"). Pursuant to the Merger Agreement, a business combination between CF II and Legacy View was affected through the merger of Merger Sub with and into Legacy View (the "Business Combination"), with Legacy View surviving as the surviving company and as a wholly-owned subsidiary of CF II (the "Merger" and collectively with the other transactions described in the Merger Agreement, the "Transactions"). On the Closing Date, CF II changed its name from CF Finance Acquisition Corp. II to View, Inc. and Legacy View changed its name to View Operating Corporation. Our Class A Common Stock and Public Warrants are listed on the Nasdaq under the symbols "VIEW" and "VIEWW", respectively.

Overview

View, Inc. and its wholly owned subsidiaries ("View" or the "Company"), headquartered in Milpitas, California, is a leading smart buildings platform and technology company that transforms buildings to improve human health and experience, reduce energy consumption and carbon emissions, and generate additional revenue for building owners.

Our innovative products are designed to enable people to lead healthier and more productive lives by increasing access to daylight and views, while minimizing associated glare and heat from the sun and keeping occupants comfortable. These products also simultaneously reduce energy consumption from lighting and HVAC, thus reducing carbon emissions. To achieve these benefits, we design, manufacture, and provide electrochromic or smart glass panels to which we add a 1 micrometer (~1/100th the thickness of human hair) proprietary electrochromic coating. These smart glass panels, in combination with our proprietary network infrastructure, software and algorithms, intelligently adjust in response to the sun by tinting from clear to dark states, and vice versa, to minimize heat and glare without ever blocking the view. In addition, we offer a suite of fully integrated, cloud-connected smart-building products that are designed to enable us to further optimize the human experience within buildings, improve cybersecurity, further reduce energy usage and carbon footprint, reduce real estate operating costs, provide real estate owners greater visibility into and control over the utilization of their assets, and provide a platform on which to integrate and deploy new technologies into buildings.

Our earlier generation products are described best as "smart glass," which are primarily composed of three components that all work together to produce a solution:

- the insulating glass unit; which is either double or triple pane with a micrometer semiconductor (or electrochromic) coating.

- the network infrastructure; which is composed of the controllers, connectors, sensors, and cabling.

- the software: which includes the predictive algorithms, artificial intelligence, remote management tools, and user-facing iOS and Android apps, to control the tint of the glass.

After we completed installations in a few hundred buildings, we identified an opportunity to use our network infrastructure and cabling as the backbone on which different smart and connected devices in a typical building could operate. We believe customers using View Smart Glass can leverage our network as their building's operations technology infrastructure to reduce duplicative labor costs, reduce materials usage, provide better cyber security, improve visibility and management of connected devices, and future-proof the building through easy upgradability.

Recognizing the opportunity to significantly improve the human experience, energy performance and carbon footprint in buildings, and real estate operating costs through adoption of technology, we began selling a Smart Building Platform, which is a fully integrated smart window platform, to building owners starting in 2021. Concurrent with the commencement of the sales efforts, we began hiring a team of construction managers, project managers, and building specialists to enable us to work towards delivering the fully installed and integrated Smart Building Platform, which had historically been the responsibility of the general contractor's glazing and low voltage electrician ("LVE") subcontractors.

The Smart Building Platform includes end-to-end design and deployment services, and also enables next generation Smart Building Technologies. We began offering our Smart Building Platform for the following strategic reasons:

- To optimize the design, aesthetics, energy performance and cost of the entire smart façade (or digital skin) of the building, rather than just one component (smart glass), thus benefiting both customers and us.

- To elevate the window selection and purchase decision to a customer and decision maker that has a more global view of the project and is in a much better position to make an informed decision regarding all the benefits provided by our Smart Building Platform.

- To accelerate the integration of new technologies into the fabric of the building. Today, this includes integrating environmental quality sensors and immersive, transparent, high-definition displays into smart windows. Importantly, our smart façade design enables future hardware and software upgrades into the building infrastructure.

- We believe delivering a digital, connected façade and smart building platform will enable future business opportunities and pricing models as buildings, both existing and new, incorporate additional technology and connected products.

Our next generation, smart building network is designed as a scalable and open infrastructure in which the smart window is now another node of the network; in addition, the network is now equipped to host other connected devices and applications, from both us and third parties, as additional nodes on the network. The network has its own 48v direct current power and power-over-ethernet ports to incorporate other connected devices on a standard protocol. Also integrated into the network throughout the building is gigabit speed linear ethernet coaxial cable, as well as optical fiber. Computer processing is also built into the backbone of the network with x86 and ARM processing cores. The network also includes an operating system with capabilities to run third party applications and services, security protocol to protect buildings from cyberattacks, and several elements of a digital twin of the building. Our smart building network also hosts artificial intelligence and machine learning engines, which we developed, and also provides access to artificial intelligence and machine learning engines that are in the cloud. The exterior of the building is the largest in surface area. With the smart building network, the entire exterior of the building can be digitized. Activating the exterior through digitization creates multiple opportunities for building owners and occupants.

This next generation, smart building network enables other devices and smart building applications to be built and connected to our smart building network. A few applications we have already built and deployed on our next generation network include:

Transparent Displays: View Immersive Display. Integrated into the smart window and connected to the same network as the glass, Immersive Display allows users to turn their windows into the equivalent of an iPad or tablet—an interactive digital display that allows users a new way to digest multi-media content. Immersive Displays are large-format (55 inches and larger), digital, high-definition, interactive canvases that can be used to broadcast content, host video calls and display information and digital art to large groups of people, while maintaining a view of the outdoors through the window on which it is integrated.

Personalized Health: View Sense. An integrated, enterprise-grade, secure, sensor module that monitors multiple environmental variables (e.g., CO_2, Temperature, Volatile Organic Compounds, Humidity, Dust, Light, and Noise) to provide illustrative data and information to building management teams in order to improve building performance and enhance human health and comfort.

Our R&D continues to focus on not only improving the smart glass product but also on bringing more smart building applications and capabilities to market, as well as collaborating with other industry partners to integrate their devices and applications with our smart building network, with the aim of making building occupants more comfortable, healthier, and more productive, making buildings more sustainable, and providing better information to building owners to streamline operations and reduce operating costs.

In terms of the value propositions to our customers, our earlier generation smart glass product focused primarily on improving occupant experience and reducing energy costs through adjustments of the glass tint. The current generation of the product focuses not only on improving energy savings and user experience through smart glass, but it also focuses on increasing occupant productivity, creating healthier buildings, and using data from other devices to develop broader insights that further improve building operations and reduce energy usage.

We also recognized that the new Smart Building Platform offering would enable the company to move 'up' the supply chain of the construction industry. Whereas our traditional offering placed us in the role of a supplier to subcontractors of the General Contractor ("GC"), the level of integration and oversight needed to ensure a quality installation and integration of the complete smart building platform is designed to incentivize building owners and GCs to engage directly with us, engaging us to assume the role of the prime contractor for the platform rather than supplier of subcomponent materials. This has also better positioned us to upsell additional goods and services to the building owners in the future, which could be more efficiently integrated into the smart building platform than with the traditional offering.

Today, our Smart Glass products are installed into over 48 million square feet of buildings, including offices, hospitals, airports, educational facilities, hotels, and multi-family residences. In addition to our Smart Building Platform, we continue to sell smart windows through our Smart Glass offering and several, individual smart building products through our Smart Building Technologies offerings. Across our combined product lines, our products are installed in over 100 million square feet of buildings.

Our Products

View Smart Glass

View Smart Glass is our core product that includes the following products and services:

Insulating glass units ("IGUs")

Our electrochromic glass panels in the form of IGUs utilize our proprietary electrochromic technology to modulate ultraviolet, visible and infrared light simultaneously and on command. Electrochromism is the phenomenon by which the light transmission through a transparent material changes when an electrical voltage is applied to it. This ability to control light transmittance enables us to automatically control the amount of light and heat entering a space, thus reducing the energy consumption of the building.

Controls, Software and Services ("CSS")

Our CSS is a network infrastructure comprised of our proprietary wiring and controls system that provides a network addressable location to every glass panel, as well as software and algorithms that control the behavior of each glass panel in real time. The products and services that make up CSS include electrical connections schema, sky sensors, window controllers and control panels with embedded software, cables and connectors that enable the IGUs to tint.

View Net

View Net is our next generation CSS, a cloud-connected, network infrastructure offering that powers the smart glass IGUs and can incorporate and power other smart building devices from View and other companies. View Net is a scalable, secure, fault-tolerant, enterprise-grade, smart building platform that can be upgraded remotely or "over-the-air" to incorporate performance improvements and new features. By having the ability to incorporate other smart building devices, View Net reduces redundant cabling, installation costs and materials. It also future-proofs buildings for technology upgrades by providing the capability to add smart devices and applications over an open IP protocol, thus providing integrated capabilities and saving future complexity, cost, time and materials.

View Smart Building Platform

View Smart Building Platform is a complete interrelated and integrated platform that combines our smart glass IGUs, the fabrication, unitization and installation of the framing of those IGUs, any combination of View Smart Building Technologies, and installation of the completed smart glass windows and CSS components into a fully installed Smart Building Platform. The Smart Building Platform utilizes our View Net infrastructure to enable smart building applications, such as our Smart Glass, for which each IGU is a separate node on the network. Customers also have the option to integrate any of our View Smart Building Technologies product offerings, as more fully described further below, as additional nodes on the smart building network and tailored to the customer's specific needs depending upon their desired smart building functionality. We are responsible for completing the design of the system based on the customer's specifications, manufacturing, fabricating and unitizing the specific smart glass products required based on this design, installation of these products in the customer's building, and integration of all interrelated components, including any enhanced options, into the fully integrated View Smart Building Platform. The end product to the customer is a single-solution Smart Building Platform that uses artificial intelligence to adjust the building environment to improve occupant health and productivity, as well as reduce building energy usage and carbon footprint.

View Smart Building Technologies

View Smart Building Technologies includes the following products and services:

View Immersive Experiences

View Immersive Experience transforms View Smart Glass windows into a transparent, digital, interactive surface by incorporating see-through, high definition displays directly onto the windows ("View Immersive Experiences"). Users can use these interactive surfaces to communicate and conduct video conference calls right on the View Smart Glass windows, collaborate by writing on these touch-sensitive surfaces with their fingers, and display information to educate and entertain. View Smart Glass windows provide the contrast, glare control and UV-protection required to achieve high quality experiences and product durability.

View Sense

View Sense modules provide the ability to measure and optimize light, humidity, temperature, air quality, dust, and noise—environmental variables that directly impact human experience and health in buildings. View Sense combines several sensors into integrated modules, reducing the number of discrete sensors, as well as the amount of cabling, labor, and installation effort required to use those sensors. View Sense also incorporates machine learning and artificial intelligence to optimize environmental conditions and generate new insights. View Sense modules can be monitored and controlled remotely. They can also be upgraded remotely through "over-the-air" software updates to incorporate new features and performance improvements.

View Smart Protect

View Smart Protect is our intrusion detection solution that can be deployed on all View Smart Glass windows to improve the security of a building by detecting glass breakage ("View Smart Protect"). By leveraging our proprietary network infrastructure, View Smart Protect can be deployed to allow customers to monitor any break in the electrical circuit of View Smart Glass windows. View Smart Protect eliminates the need to add additional glass breakage sensors to enhance security, thereby saving materials and additional maintenance and installation costs, while also improving aesthetics.

View Smart Building Cloud products:

View Secure Edge

View Secure Edge is a plug-and-play edge-to-cloud solution that enables IT and digital innovation teams to securely connect new and existing buildings to the cloud; centrally manage building networks, systems, and data in the cloud; and deploy edge applications for real-time processing, insights, and optimizations.

View Remote Access

View Remote Access is a secure access portal that enables IT teams to reduce the cost and cybersecurity risks of maintaining smart buildings by providing vendors and technicians with secure, auditable, time-bound remote access to building networks and devices.

View Building Performance

View Building Performance is a configurable application and web-based tool that enables building managers to measure, optimize and automate building performance with comprehensive, contextual, and actionable insights consolidated from disparate on-premises and cloud-based systems.

View Workplace Experience

View Workplace Experience is a configurable application and web-based tool that enables corporate facilities managers to create healthier, more efficient, and more productive workplaces by uncovering actionable insights related to building health, space utilization and workplace operations.

View Smart Building Cloud aggregates data from connected systems, sensors, and applications within a building and applies data normalization and spatial contexts. The Smart Building Cloud is embedded into View Secure Edge, View Remote Access, View Building Performance, and View Workplace Experience.

Our Benefits

Our products provide multiple benefits to users, building owners and operators, and more broadly to society.

- Sustainability and Energy Efficiency: View Smart Glass reduces energy usage in buildings by blocking heat from entering buildings and thus reducing peak cooling loads. View Smart Glass also helps harvest natural light, thus reducing daytime lighting energy loads. Building owners can also realize significant contributions to their Leadership in Energy and Environmental Design ("LEED") certifications, and path to Net-Zero Energy performance by using View Smart Glass windows. In addition, View Building Performance makes it possible to further optimize building energy consumption by combining occupancy data with HVAC and lighting controls.

- Improved Human Health and Productivity: Independent research has shown that increased exposure to natural light and views leads to significant reductions in the incidence of eyestrain, headaches and drowsiness, improved productivity and longer sleep. In addition, View Sense provides information to report and optimize indoor environmental factors such as temperature, air quality, light levels and the level of carbon dioxide, which have been shown to impact cognitive function.

- Better User Comfort and Experience: While people enjoy sitting next to windows because of the benefits of natural light and a connection to the outdoors, they often feel uncomfortable and are unable to do so with conventional glass windows because of the presence of glare and heat. View Smart Glass mitigates both heat and glare while still maintaining unobstructed views and a connection to the outdoors, thus keeping users comfortable and providing them with a superior experience.

- Improved Utilization of Real Estate: Building operators today often leave the last few feet around the perimeter of a building unoccupied because of the presence of uncomfortable heat and glare. By using View Smart Glass windows, they are able to eliminate this discomfort and reclaim usable space inside the building perimeter.

- Design Flexibility: Many architects prefer to design buildings with large windows because of the benefits of natural light and to cater to occupant preferences. However, conventional glass lets in heat because of incidental sunlight, making it a relatively energy-inefficient material. This has forced architects to either reduce the size of windows or spend more on other mitigation strategies to meet regulatory requirements and user preferences. View Smart Glass, which modulates the amount of heat entering the building, provides architects with greater design flexibility—allowing for larger windows and more natural light while still meeting energy codes and regulatory requirements.

- Future-Proofing of Assets: By using the View Smart Building Platform, building owners gain the capability to make future performance improvements to their buildings at lower costs and complexity, and to potentially realize higher rents or faster lease-ups, which in turn may improve the monetary value of the building. In addition, the View Secure Edge provides cybersecurity protections and edge compute environments needed to cost-effectively deploy and manage new smart building applications over time. Finally, View Building Performance also reduces the ongoing costs associated with real estate property management, potentially boosting net operating income even further.

Our Strengths

We believe we have several strengths that will allow us to drive the rapid adoption of our products and to maintain our market leading position:

- Complete product solution: We offer complete product solutions, in which we design and deploy all critical aspects of the product, including the electrochromic nano-coatings, smart glass panels, electronics, cabling, converged secure network infrastructure, algorithms, software, customized framing, and end-to-end design and deployment services. Having complete design and deployment control over our products enables us to provide a superior, more elegant and more integrated solution and experience to customers and end users as compared to our competitors.

- Proven product durability: We have demonstrated projected lifetimes of our electrochromic nano-coating of over 30 years, with no degradation in performance, in tests conducted by independent laboratories.

- Strong record of execution: View Smart Glass and View Smart Building Platform have now been installed into over 48 million square feet of buildings of significant scale and prominence.

- Manufacturing scale: We have a manufacturing footprint of over 800 thousand square feet in North America and have full control of our manufacturing processes, allowing us to rapidly scale while reducing production costs and maintaining quality.

- Intellectual property portfolio: We have more than 1,400 patents and patent filings, over 14 years of research and development experience, and continue to drive innovation across materials science, electronics, networking, hardware, software, and human factors research.

- Smart Building Platform: View Smart Building Platform's network architecture offers a competitive advantage, as it has greater functionality and utilizes less cabling, and we believe it is significantly simpler and cheaper to install than solutions from competing smart glass suppliers. As "smart buildings" grow in popularity, our Smart Building Platform's enterprise-grade network provides yet another reason for building owners to choose smart glass.

- Growing product portfolio: We have continued to develop several new products that will optimize the human experience in buildings, help reduce energy usage and carbon footprint, and make buildings more intelligent and adaptable. Our Smart Building Platform enables smart building applications to be built and connected to our smart building network.

- Strong ecosystem relationships: In the process of View Smart Glass and View Smart Building Platform being installed into over 48 million square feet of buildings of significant scale and prominence, we have developed strong relationships with members of the construction ecosystem including architects, general contractors, glaziers and low voltage electricians. In addition, we have built strong relationships with owners, tenants, and building developers who are in the best position to recognize and appreciate the multiple benefits we bring to their employees and tenants, as well as their energy efficiency initiatives. See "*Our Customers*" below for more details on our sales process.

- Experienced leadership team: We have built an experienced leadership team with a strong track record of driving product innovation, revenue growth and profitability in several technology businesses.

- Company culture: Most importantly, we have built a strong culture of safety, inclusion, curiosity, customer delight, iterative learning, commitment to excellence, ownership, and teamwork. This has enabled us to tackle hard technical and business problems and opportunities, challenge conventional wisdom, deliver value to our customers, and build a strong competitive advantage over incumbents and other entrants.

Our Market Opportunity / Key Trends

We believe that the total addressable market for smart glass will include all exterior windows in buildings and expect smart glass to eventually be as prevalent as air conditioning or elevators in buildings. We expect four secular megatrends to continue to drive the demand for our View Smart Building Platform and View Smart Glass windows in modern architectural designs:

- Increased focus on climate change, Environmental, Social, and Corporate Governance ("*ESG*") and sustainability: There is both a growing awareness in society of the need to reduce energy usage and to mitigate or reverse the human impact on climate change and growing regulatory pressure to reduce energy consumption in buildings. View's Smart Glass panels and products help reduce energy usage in buildings and contribute in a positive and material manner to the ESG, LEED and energy initiatives of building owners and occupants.

- Growing focus on human health inside buildings: Based on scientific knowledge and general societal move towards healthier living, we believe that there is a growing focus within the real estate industry by architects, developers and building owners to construct buildings that are healthier. The COVID-19 pandemic has only increased the awareness in broader society of the environmental conditions inside buildings, including a greater focus on how air quality affects human health. Independent studies have shown that View's products improve the health and wellness of people in buildings.

- Better occupant experience: We believe that people have growing expectations for comfort, wellness, and experience from their indoor environments and workspaces. Humans spend significantly more time inside buildings compared to inside automobiles. Yet comparatively, the real estate industry has experienced very little innovation in the last several decades. Independent research has demonstrated that natural light and views are among the highest desired amenities by employees, and tenants pay higher rents for buildings with these features. We enhance both natural light and views through our Smart Glass panels and products, and we anticipate this to be a strong driver of market growth.

- Growing demand for smart buildings: We believe that a confluence of factors, including societal changes and customer needs, the availability of high-performance sensors and electronics at reasonable prices, and advancements in software, machine learning and artificial intelligence, are driving demand for smart buildings. We are well positioned to leverage these trends with a smart building platform, and a growing portfolio of smart building products can be added to this platform.

Our Customers

We sell our products across multiple verticals of the real estate industry, including but not limited to commercial offices, airports, hospitals and healthcare facilities, multi-family residential, and educational buildings. Within the commercial office space, our end users include companies who commission and own buildings for their own use, as well as developers who construct buildings to lease or rent to tenants.

We engage and build relationships directly with members of the real estate ecosystem, including building owners, glaziers, low-voltage electricians, tenants, developers and general contractors. We believe that market adoption of our products is strongly influenced by engagement with end users, such as owners, tenants and building developers, as they are well positioned to appreciate and value the benefits offered by our products, such as the improvement of human health, reduced energy usage, superior tenant experience, higher asset values, and future-proofing assets through technology. We secure design wins typically through non-binding agreements with such parties to design View products into a building project. As building projects commence, we negotiate and enter into legally binding agreements for the sale of our products and services with our customers.

Our Competition

We compete in the commercial window industry and the electrochromic glass industry, as well as within the larger smart building product industry, each of which is highly competitive and continually evolving as participants strive to distinguish themselves within their markets, including through product performance, addition of new features, and price. We believe that our main sources of competition are existing commercial window manufacturers, electrochromic glass manufacturers, and companies developing smart building products and intrusion detection solution technologies. We believe the primary competitive factors in our markets are:

- Technological innovation;

- Ability to integrate multiple systems efficiently and effectively;

- Product performance;

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- Product quality, durability, and price;

- Execution track record; and

- Manufacturing efficiency.

Growth Strategies

Each of the below growth initiatives will be propelled by our ability to develop mainstream acceptance of our products. We continuously work to market our products and believe we will have mainstream acceptance of our products through the execution of the following:

- Compelling, proven product with growing installed base: Our technology is patented, functional and proven, with an increasing number of installations across major markets in North America driving both greater product awareness and higher interest from the real estate ecosystem. We expect this trend to accelerate as our base of installations continues to grow.

- New product introduction: We have significantly expanded our product portfolio and offer several smart building products to the market. In addition to a strong existing installed base who we believe will be likely adopters of these products, we also anticipate that strong interest in our smart building products will accelerate adoption of View Smart Glass and Smart Building Platform.

- Sales channel expansion: We plan to create greater awareness and education among building owners and tenants, of the significant benefits of our products, by forming business relationships with real estate brokers. Given the large number of commercial real estate brokers across North America, such business arrangements have the potential to significantly increase the awareness and recognition of us, our products and our benefits multiple fold.

- Deepen delivery ecosystem relationships: In the process of View Smart Glass and View Smart Building Platform being installed into over 48 million square feet of buildings of significant scale and prominence, we have developed strong relationships with members of the construction delivery ecosystem including architects, general contractors, glaziers and low voltage electricians. We will continue to focus on developing stronger relationships with these partners to facilitate smooth execution and positive momentum.

- Expansion into new geographies: We currently derive the majority of our business from select markets in North America. We believe our solutions will have universal appeal and anticipate significant growth opportunities to expand our business in additional regions in North America and in international markets around the world.

- Serving new applications and industries: We believe there are significant benefits to using smart glass solutions in automotive applications such as windows and glass roofs that automatically adjust to sunlight, mobile phones and computing, wearables, mixed and augmented reality applications, and in other industries. We anticipate serving these applications in the future.

- Investment Tax Credit: On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was passed by Congress and signed into law by President Joe Biden. The IRA includes the implementation of a new alternative minimum tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate incentives, and other provisions. The Investment Tax Credit ("ITC"), available to our customers under the IRA, is expected to bring the cost of our products to cost parity with conventional windows. We believe the ITC will increase demand for our products by reducing the net cost of our products to our customers.

While we believe that the prevailing secular trends will continue to drive adoption of smart glass, current macro-economic factors are having a negative impact on the overall real estate market including higher interest rates, uncertainty in the lending markets and post-COVID-19 pandemic office occupancy.

By focusing on innovation, continually enhancing our product offerings and leveraging our platform to offer new products, we believe we can increase building project originations, product usage and customer satisfaction, which we believe will increase revenue per customer and expand our customer base while reducing customer attrition. With over 14 years of research and development experience and more than 1,400 patents and patent applications, our research and development and engineering teams include people with expertise in all aspects of the development process, including materials science, electronics and networking, product design, software development, machine learning and AI, and quality assurance. Our research and development activities are conducted at our headquarters in Milpitas, California and also at our manufacturing facility located in Olive Branch, Mississippi.

Manufacturing and Supply

Manufacturing Process

The insulating glass units ("IGUs") included in the View Smart Glass and View Smart Building Platform offerings are manufactured at our production facility located in Olive Branch, Mississippi. We operate a sophisticated manufacturing facility designed for performance, scale, durability, and repeatability.

Our manufacturing combines talent, equipment, and processes from the semiconductor, flat panel display, solar and glass processing industries. Our proprietary manufacturing facility has been in use since 2010. We currently operate one production line in our facility with a name-plate capacity of approximately 5 million square feet of smart glass per year. In addition, we have partially completed the construction of a second production line at our Olive Branch facility. Once operational, we expect our facility's name-plate capacity to increase by an additional 7.5 million square feet of smart glass per year, bringing our total name-plate capacity of our facility to 12.5 million square feet per year. We expect to incur additional capital expenditures in future periods with respect to facility automation and completion of the second production line. The existing manufacturing facility enables us to achieve economies of scale, as we increase production and decrease cost per unit produced.

The electronic components comprising our View Net, View Immersive Experiences and View Sense products are manufactured through various contract manufacturers in accordance with our proprietary designs. We use outsourced manufacturing facilities to limit our capital expenditures, take advantage of third-party manufacturing expertise, and gain the flexibility and scalability to respond to changing demands for our products. Our manufacturers order components that have long lead times based on our demand forecasts and purchase other components as needed. We do not have any long-term supply agreements with any of the contract manufacturers that manufacture or supply any of the electronic components comprising our View Net, View Immersive Experiences and View Sense products.

Certain materials used in the manufacturing of our products are purchased from a limited number of suppliers. Shortages could occur in these materials due to an interruption of supply or increased demand in the industry. For the year ended December 31, 2022, each of three suppliers accounted for 30.7%, 12.9% and 11.1% of total purchases, respectively. For the year ended December 31, 2021, one supplier accounted for 34.0% of total purchases.

Intellectual Property

Our ability to create, obtain and protect intellectual property is important to the success of our business and our ability to compete. We create IP in our operations globally, and we work to protect and enforce our IP rights. We consider our trademarks valuable assets, including well-known marks such as "VIEW", "VIEW NET", "INTELLIGENCE", "VIEW SENSE" and "VIEW DISPLAY".

In addition, we integrate licensed third-party technology and IP into certain aspects of our products. Although certain third-party proprietary IP rights are important to our success, we do not believe we are materially dependent on any particular third-party IP.

As of December 31, 2022, we had: 615 issued patents; 811 pending, published or allowed patent applications; 70 registered trademarks and 33 pending trademark applications.

Raw Materials

We utilize various commodity raw materials in our products, including glass, deposition targets, and glass spacers in the manufacturing process, as well as aluminum for the framing of the IGUs as part of the Smart Building Platform product. Before we use these materials, a supplier must undergo an extensive qualification process, depending on the type of raw material. When appropriate and feasible, we secure raw material supplies through long-term contracts; however, currently we primarily purchase our product inputs through periodic purchase orders, including for glass which is a critical raw material. We obtain raw materials and supplies from a variety of sources whenever possible, although certain important glass components used in our products are purchased from a single source supplier. We believe our sources and supplies of raw materials are adequate for our needs.

Facilities

We are headquartered in Milpitas, California and manufacture our products at our facility located in Olive Branch, Mississippi. Our research and development activities are conducted at both our Milpitas and Olive Branch locations. We lease approximately 804,104 square feet of manufacturing space in Olive Branch under a lease expiring in March 2028. We also lease office space of 77,200 square feet in Milpitas under a lease expiring in September 2028. As of December 31, 2022, we have invested over $400.0 million in capital expenditures, primarily in the Olive Branch facility which continues to be our sole manufacturing hub since 2010. We believe our current facilities are secure under long-term leases and will support our anticipated growth over the next several years. As demand for our products hits sufficient levels, we expect to expand our operations in Olive Branch through the completion of a second production line, but do not intend to add new facilities in the near future.

Government Regulation and Compliance

United States

We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. We are also required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses, including but not limited to licensing, permitting and inspection requirements applicable to glaziers, electricians and engineers; building codes; and permitting and inspection requirements applicable to construction projects.

Our sales and marketing practices are regulated by federal, state and local agencies. These laws and regulations typically place restrictions on the manner in which products and services can be advertised and sold, and to provide consumers with certain rescission rights.

Our operations include the use, handling, storage, transportation, generation and disposal of hazardous materials. We are subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, and occupational health and safety. We are subject to litigation regarding environmental compliance and could incur in the future substantial costs, fines and civil or criminal sanctions and costs arising from regulatory proceedings, third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities.

For example, in April 2022, View and the United States Attorney's Office for the United States District Court for the Northern District of Mississippi agreed in principle to the terms of a global settlement agreement resolving the prospect of claims and charges against View relating to all prior discharges of water without first obtaining a pretreatment permit. The terms of the potential global settlement agreement include, among others, a $3.0 million fine, a $1.5 million civil penalty and a $0.5 million community service payment, wastewater reduction requirements, as well as probation and oversight for three years. In connection with the final approval of the settlement, we expect to obtain required permits or to enter into an agreed order and operate in compliance with such order until permits can be obtained. For further discussion of the potential global settlement agreement, see Item 3, "Legal Proceedings" and Note 8 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" included in this Annual Report. In addition, any failure by the Company to be in compliance with the terms of the potential global settlement agreement, applicable environmental laws and regulations or any new laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

Our facility is also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

We are also subject to federal and state laws regarding privacy and the protection of user data. Certain state data protection, privacy, consumer protection, content regulation and other laws and regulations may be more restrictive than federal laws. There are also a number of legislative proposals pending before the United States Congress and various state legislative bodies concerning data protection that could affect us. We take reasonable efforts to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and security. However, it is possible that the obligations imposed on us by applicable data privacy laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices in other jurisdictions.

See Item 3, "Legal Proceedings", of this Annual Report for additional information about current and potential legal proceedings involving the Company.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "Inflation Reduction Act") was signed into law. Electrochromic windows, such as our products, are included under the investment tax credit in the Inflation Reduction Act. This legislation is expected to significantly reduce the cost of electrochromic windows, reduce energy consumption of buildings, reduce carbon emissions, improve energy security, create American manufacturing jobs and drive widespread adoption of smart windows, which in turn is expected to lower peak demand on the American power grid.

Canada

Companies operating in the smart glass industry in Canada are subject to provincial regulation of their business activities, including the sale, installation and maintenance of smart building and electronic security systems. Consumer protection laws in Canada also require that certain terms and conditions be included in the contract between the service provider and the consumer.

Human Capital Resources

Employee Overview

Our employees are instrumental in helping inspire us to achieve our purpose. They bring a wide range of talents, experience, and perspectives to drive the innovation that is changing the world. We believe in the recognition of employee contributions, and, for that reason, we make significant efforts to consider individual job performance as an important factor for promotions, job retention, and salary adjustments. We are an equal opportunity employer, and it is our policy to make employment decisions and opportunities based on merit, qualifications, potential, and competency.

We are headquartered in Milpitas, California and manufacture our products at our facility located in Olive Branch, Mississippi. Our research and development activities are conducted at both our Milpitas and Olive Branch locations and we maintain several smaller sales offices throughout the United States and Canada. As of December 31, 2022, we had 728 employees, including 482 in factory operations in Olive Branch, MS, 126 in sales and marketing and customer support, and 120 other employees primarily in research, development, engineering services and general and administrative support. On March 27, 2023, our board of directors approved a restructuring plan to reduce structural costs, including our workforce. Pursuant to the plan, we expect to decrease overall headcount by approximately 170 employees, which represents approximately 23% of full-time employees as of March 28, 2023. The reduction in workforce is expected to be substantially implemented in March 2023. See Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" for more details on the restructuring.

To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be strong. Our employees are not represented by a labor union or subject to a collective bargaining agreement, nor have there been any known union organizing activities at any of our facilities.

Talent and Human Capital Management

Our human capital is governed by various federal, state and local regulations. We monitor key employment activities, such as hiring, termination and pay practices to ensure compliance with established regulations across the world. Attracting, developing and retaining the best people globally is critical to View's long-term success.

Diversity and Inclusion

We are focused on attracting, developing and retaining diverse teams. We embrace diversity and inclusion and strive to provide an environment rich with diverse skills, backgrounds and perspectives.

Health & Safety

The safety of our employees remains our top priority. We have developed a robust set of health and safety policies in order to provide our employees and contractors with the knowledge and tools necessary to reduce the risks associated with their work responsibilities. Our training programs are developed in response to federal, state, and local regulations, as well as insurance agency requirements and institutional needs.

From the start of the COVID-19 crisis, we adopted extensive safety protocols to minimize potential workplace virus exposure, as the employees at our Olive Branch, MS facility have been deemed essential workers. Our safety protocols include, but are not limited to, specific traffic flow patterns, a check-in system, social distancing, temperature checks, and vigorous cleaning procedures.

Board Oversight

Our Board believes that human capital management is an important component of our continued growth and success, and is critical to our ability to attract, retain and develop talented and skilled employees. We pride ourselves on a culture that respects co-workers and values concern for others. Management regularly reports to the Board on human capital management topics, including corporate culture, safety, diversity and inclusion, employee development and compensation and benefits. The Board provides input on important decisions, including with respect to safety, talent retention and development.

Employee Incentives and Benefits

We are committed to providing equity incentives to all our employees through the grant of equity incentive awards under our equity incentive plan, in order to align their interests with stockholders as "owners" of the business. We also provide cash incentives to our employees under our annual bonus program, pursuant to which employees are eligible to earn annual cash bonuses based on a percentage of their base salaries and overall company performance. These cash and equity incentive programs allow us to be competitive with comparable companies in our industry by giving us the resources to attract, motivate and retain talented individuals.

In addition, we provide health, welfare and retirement benefits for our employees, including medical, dental, vision, life insurance, short-term and long-term disability, vacation, paid time off, various voluntary insurance programs and our 401(k)-

retirement plan, which allow us to enhance employee productivity and loyalty through the provision of competitive benefits. Furthermore, our employee assistance program offers employees and their families information, referrals, and short-term counseling for personal issues affecting their work or personal life in order to help protect the physical, emotional, and financial well-being of our employees.

AVAILABLE INFORMATION

We maintain a website at www.view.com. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this Annual Report on Form 10-K. We make available, free of charge on our website, access to our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we file or furnish them electronically with the SEC. In addition, the SEC maintains a website (http://www.sec.gov) that contains information we electronically file with, or furnish to, the SEC.

Investors and others should note that we announce material financial information to our investors using our investor relations website (investors.view.com), SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media and blogs to communicate with our members and the public about our company, our services and other issues. It is possible that the information we post on social media and blogs could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the social media channels and blogs listed on our investor relations website.

Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this Annual Report.

Risks Related to Liquidity, SEC and Nasdaq Compliance

We have determined that there is substantial doubt about our ability to continue as a going concern, as our continued existence is dependent upon our ability to raise additional capital through outside sources.

We have determined that there is substantial doubt about our ability to continue as a going concern, as we do not currently have adequate financial resources to fund our forecasted operating costs and meet our obligations for at least twelve months from the filing of this Annual Report on Form 10-K. Our continued existence is dependent upon our ability to obtain additional financing, as well as to attain and maintain profitable operations by entering into profitable sales contracts and generating sufficient cash flow to meet our obligations on a timely basis. Our business will require a significant amount of capital investments to execute our long-term business plans.

While we recently raised additional financing during 2022, there can be no assurance that future necessary financing will be available on terms acceptable to us, or at all. If we raise funds in the future by issuing equity securities, such as through the sale of our common stock under the common stock purchase agreements (the "Purchase Agreements") discussed further in Note 11 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," dilution to stockholders will occur and may be substantial. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds in the future by issuing additional debt securities, these debt securities could have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of any additional debt securities or borrowings could impose significant restrictions on our operations. The capital markets have experienced in the past, and may experience in the future, periods of upheaval that could impact the availability and cost of equity and debt financing. In addition, recent and anticipated future increases in federal fund rates set by the Federal Reserve, which serve as a benchmark for rates on borrowing, will continue to impact the cost of debt financing.

If we are unable to obtain adequate capital resources to fund operations by raising additional capital and attaining and maintaining profitable operations or raising additional capital, we would not be able to continue to operate the business pursuant to our current business plan, which would require us to modify our operations to further reduce spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all of our ongoing or planned investments in corporate infrastructure, business development, sales and marketing, research and development and other activities, which would have a material impact on our operations and our ability to increase revenues, or we may be forced to discontinue our operations entirely.

We are seeking approval of a reverse stock split of our Class A common stock for the purpose of maintaining the listing of our stock on Nasdaq and there can be no assurance that we will obtain stockholder approval or the reverse stock split may not have the desired result.

Our Class A common stock and warrants are listed on Nasdaq. On February 13, 2023, we received a notice from the Listing Qualifications Staff of Nasdaq stating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for the previous 30 consecutive business days. In accordance with Nasdaq listing rule 5810(c)(3)(A), we have 180 calendar days, or until August 14, 2023, to regain compliance. The Notice states that to regain compliance, the bid price for our common stock must close at $1.00 per share or more (the "Minimum Bid Price") for a minimum of 10 consecutive business days during the compliance period ending August 14, 2023.

We are seeking stockholder approval of a reverse stock split of our common stock for the purpose of raising the per share trading price of our common stock and maintaining the listing of our common stock on Nasdaq. However, there is no assurance that our stockholders will approve the reverse stock split proposal, or even if they do, that it will have the desired result and that we will be able to maintain our listing on Nasdaq. Even if we effect the reverse stock split and maintain our listing, shares of our common stock may still have a relatively low trading price, which could hinder our ability to attract institutional or other potential investors. Furthermore, the price per share of our common stock after the reverse stock split, if approved and effected, may not reflect the reverse stock split and the price per share following the effective time of the reverse stock split may not be maintained for any period following the reverse stock split. In many cases, the market price of a company's shares declines after a reverse stock split. Accordingly, the total market capitalization of our common stock following the contemplated reverse stock split may be lower than before the reverse stock split. Similarly, the trading liquidity of our common stock could be adversely affected by the reduced number of shares outstanding after the reverse stock split. If we do not regain compliance with the Nasdaq minimum bid price or the reverse stock split proposal is not approved by our stockholders, Nasdaq will immediately provide the combined company with written notification that the common stock will be delisted.

If Nasdaq delists our securities from trading on our exchange for failure to meet the listing standards and we are not able to list such securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences including, along with our stockholders:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Class A common stock is a "penny stock," which will require brokers trading our Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our Class A common stock;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because our Class A common stock and warrants are listed on Nasdaq, our Class A common stock and warrants qualify as covered securities under such statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to prepare and timely file our periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

We did not file our Annual Report on Form 10-K for the year ended December 31, 2021 as well as certain Quarterly Reports, within the timeframe required by the SEC; thus, we have not remained current in our reporting requirements with the SEC. Although we have since regained status as a current filer given that such reports have now been filed, we are not currently eligible to use a registration statement on Form S-3 that would allow us to continuously incorporate by reference our SEC reports into the registration statement, or to use "shelf" registration statements to conduct offerings, until approximately one year from the date we regained and maintain status as a current filer. To pursue an offering now, we are required to conduct the offering on an exempt basis, such as in accordance with Rule 144A, or file a registration statement on Form S-1. Using a Form S-1 registration statement for a public offering would likely take significantly longer than using a registration statement on Form S-3 and increase our transaction costs, and could, to the extent we are not able to conduct offerings using alternative methods, adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Risks Related to the Investigation, Restatement, and Internal Control Over Financial Reporting

We have restated our consolidated financial statements for prior annual and interim periods, which has affected and may continue to affect investor confidence, our stock price, our ability to raise capital in the future, our reputation with our customers, and our ability to timely file our periodic reports with the SEC, which has resulted in stockholder litigation, may result in additional litigation in the future and may reduce customer confidence in our ability to complete new contract opportunities.

We have restated our consolidated financial statements in prior periods related to annual and interim periods. These restatements were associated with our warranty-related obligations discovered in connection with the independent investigation initiated by our audit committee concerning the adequacy of our previously presented warranty-related obligations (the "Investigation), which has since been completed, as well as other immaterial misstatements. Such restatements:

- has had and may continue to have the effect of eroding investor confidence in us and our financial reporting and accounting practices and processes;

- has resulted in failure to timely file our periodic reports with the SEC;

- has negatively impacted and may continue to negatively impact the trading price of our common stock;

- has resulted in stockholder litigation and may result in additional litigation;

- may make it more difficult, expensive and time consuming for us to raise capital on acceptable terms, or at all;

- may make it more difficult for us to pursue transactions or implement business strategies that might otherwise be beneficial to our business;

- may negatively impact our reputation with our customers;

- has limited and may continue to limit our ability to bid for new projects and ultimately secure sales; and

- may cause customers to place new orders with other companies instead of with us.

See Item 3, "Legal Proceedings", of this Annual Report for a description of our current litigation.

We have identified deficiencies in our internal control over financial reporting resulting in material weaknesses and the conclusion that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. If we fail to properly remediate these or any future material weaknesses or deficiencies or to maintain effective internal control over financial reporting, further material misstatements in our financial statements could occur and impair our ability to produce accurate and timely financial statements, which could cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our common stock.

We have identified material weaknesses in our internal control over financial reporting and have concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 as follows:

- We did not design or maintain an effective internal control environment that meets our accounting and reporting requirements. Specifically, we did not have a sufficient complement of personnel with an appropriate degree of accounting knowledge and experience to appropriately analyze, record and disclose accounting matters commensurate with our accounting and reporting requirements and lacked related internal controls necessary to satisfy our accounting and financial reporting requirements. Additionally, we did not demonstrate a commitment to integrity and ethical values. These material weaknesses contributed to the following additional material weaknesses: we did not design or maintain effective controls with respect to revenue and receivables and warranty-related obligations.

These material weaknesses in our control environment and in our warranty-related obligations process resulted in the need to restate our consolidated financial statements for the years ended December 31, 2020 and 2019, the unaudited quarterly financial information for the quarter ended March 31, 2021 and the unaudited quarterly financial information for each of the quarters in the year ended December 31, 2020. The material weakness in our revenues and receivables process resulted in adjustments that were not material to our annual or interim financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of our account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our remediation measures may not prove to be successful in remediating these material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we may be required to restate our financial results. In addition, if we are unable to successfully remediate these material weaknesses and produce accurate and timely consolidated financial statements, our stock price, liquidity and access to the capital markets may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements and debt covenant requirements. Further, because of our inherent limitations, even our remediated and effective internal control over financial reporting may not prevent or detect all material misstatements. Additionally, our projection or the result of any evaluation of effectiveness of these measures in future periods remain subject to the risk that our internal controls and procedures may become inadequate because of changes in our business condition, changes in accounting rules and regulations, or to the degree our compliance with our internal policies or procedures may deteriorate.

For additional information on the material weaknesses identified and our remedial efforts, see "Item 9A, Controls and Procedures."

We are involved in, and may in the future be subject to, litigation and regulatory examinations, investigations, proceedings or orders as a result of or relating to our Restatement and our failure to timely file our Annual and Quarterly Reports with the SEC; if any of these are resolved adversely against us, it could harm our business, financial condition and results of operations.

We are exposed to potential liabilities and reputational risk associated with litigation, regulatory proceedings and government enforcement actions. As a result of the Investigation and our failure to timely file our Annual Report for the year ended December 31, 2021, and our Quarterly Reports for the quarters ended June 30 and September 30, 2021, as well as our Quarterly Report for the quarter ended March 31, 2022, we are currently the subject of securities class action litigation and an ongoing investigation by the SEC (the "SEC Investigation"). See Item 3, "Legal Proceedings" of this Annual Report for information about these and other current and potential legal proceedings involving the Company.

The Restatement and our failure to timely file our Annual and Quarterly Reports with the SEC, as well as our reported material weaknesses in internal control over financial reporting, may subject us to additional litigation and regulatory examinations, investigations, proceedings or orders, including a cease and desist order, the suspension of trading of our securities, delisting of our securities, the assessment of civil monetary penalties, and other equitable remedies. Our management has devoted and may be required to devote significant time and attention to these matters. If any of these matters are resolved adversely against us, it could harm our business, financial condition and results of operations. Additionally, while we cannot estimate our potential exposure to these matters at this time, we have already expended significant resources investigating the underlying claims and addressing these matters and expect to continue to need to expend significant resources to conclude these matters. Our insurance policies coverage may not be sufficient to compensate for all potential liability. Although we maintain applicable insurance, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

We have incurred and expect to continue to incur significant expenses related to the Investigation, Restatement and remediation of deficiencies in our internal control over financial reporting and disclosure controls and procedures, and any resulting litigation.

We have devoted substantial internal and external resources towards the Investigation and the Restatement and expect to continue to devote substantial such resources towards the implementation of enhanced procedures and controls over deficiencies that resulted in the Restatement and the remediation of other deficiencies in our internal control over financial reporting. Because of these efforts, we have incurred and expect that we will continue to incur significant fees and expenses for legal, accounting, financial and other consulting and professional services, as well as the implementation and maintenance of systems and processes that will need to be updated, supplemented or replaced. We have taken a number of remediation efforts in response to the Investigation. However, there can be no assurance that these steps will be successful. To the extent these steps are unsuccessful or incomplete, or we identify additional problems requiring remediation, we may be required to incur significant additional time and expense. The incurrence of significant additional expense or the requirement that management devotes substantial time that could reduce the time available to execute on our business strategies, could have a material adverse effect on our business, financial condition and results of operations.

The Investigation, the findings thereof and the Restatement process, have diverted, and may continue to divert, management and other human resources from the operation of our business.

The absence of timely and accurate financial information has hindered and may in the future hinder our ability to effectively manage our business. The Investigation, the findings thereof and process of the Restatement have diverted, and may continue to divert, management and other human resources from the operation of our business. The Company's board of directors, members of management, and our accounting, legal, administrative and other staff and outside consultants have spent significant time on the Investigation, the findings thereof and the process of the Restatement, and will likely spend significant time on remediation of disclosure controls and procedures and internal control over our financial reporting. These resources have been, and will likely continue to be, diverted from the strategic and day-to-day management of our business and may have an adverse effect on our ability to accomplish our strategic objectives, our results of operations and financial condition.

Risk Factors Relating to Our Business and Industry

Our limited operating history and history of financial losses make evaluating our business and future prospects difficult and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition may be materially and adversely harmed. We have devoted substantially all of our efforts towards the manufacturing, sale and further development of our product platforms, and marketing of both custom and standardized product solutions. In the course of our activities, we have not achieved profitable operations or positive cash flows from operations. We incurred a net loss of $337.1 million and $343.0 million for the years ended December 31, 2022 and 2021, respectively. We believe that we will continue to incur substantial losses until we achieve production volumes necessary to support profitability, assuming such volumes can then be sustained. There can be no assurance when we will achieve positive cash flows from operations, if at all.

The amount of our future losses is uncertain and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our products, expansion of our research and development activities, investment in manufacturing capabilities, build-up of inventories of components for our products, increase in our sales and marketing activities, development of our distribution infrastructure and increase in our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in a sufficient increase in revenue, which would lead to even greater losses.

Our future growth and success is dependent upon the real estate industry's willingness to adopt our products, including View Smart Glass.

Our growth is highly dependent upon the adoption of smart glass by the real estate industry. Although we anticipate growing demand for our products, there is no guarantee of such future demand, or that our products will remain competitive in the market. If the market for smart glass in general and our products in particular do not develop as we expect, or develop more slowly than we expect, or if demand for our products decreases in our markets, our business, prospects, financial condition and operating results could be harmed. The market for our products could be affected by numerous factors, such as:

- perceptions about smart glass features, quality, safety, performance and cost;

- competition, including from other types of smart glass or traditional glass;

- the cost premium of smart glass in contrast to traditional glass;

- government regulations and economic incentives;
- current macro-economic factors that are having a negative impact on the overall real estate market, including higher interest rates, uncertainty in the lending markets and post-COVID-19 pandemic office occupancy;

- reduced construction activity, including as a result of the short and long-term effect of COVID-19; and

- concerns about our current liquidity and future viability.

Our revenue and backlog may not be adequate or grow sufficiently, and that backlog may not convert into future sales.

We cannot provide assurances that our business will grow. For instance, bookings and design win backlogs may not materialize into future sales as expected, as building projects may be canceled or change our product plans due to the time-sensitive nature of the construction of commercial buildings, which is often delayed by unforeseen events, or terminated completely. If our future demand does not reach anticipated levels, our second production line may not be required and could result in an impairment of long-lived assets or loss in capital investment to date. Further, even if our backlog can be sustained and there is conversion into future sales, we may not be able to produce and deliver the products at sufficient operating profit, or at all.

Our new products and services may not be successful.

We launched our first smart glass products and services in 2012. Since that time, we have launched a number of other offerings, and we anticipate launching additional products and services in the future. Existing and new products and services we may launch in the future may not be well received by our business customers, may not help us to generate new business customers, may adversely affect the attrition rate of existing business customers, may increase our business customer acquisition costs and may increase the costs to service our business customers. Any profits we may generate from these or other new products or services may be lower than profits generated from our other products and services and may not be sufficient for us to recoup our development or business customer acquisition costs incurred. New products and services may also have lower gross margins, particularly to the extent that they do not fully utilize our existing infrastructure. In addition, new products and services may require increased operational expenses or business customer acquisition costs and present new and difficult technological and intellectual property challenges that may subject us to claims or complaints if business customers experience service disruptions or failures or other quality issues. To the extent our new products and services are not successful, it could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our financial results may vary significantly from period-to-period due to fluctuations in our operating costs, revenue and other factors.

We expect our period-to-period financial results to vary based on our operating costs and revenue, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and possibly increase production capacity by expanding our current manufacturing facility and adding future facilities, and, ultimately, upon market acceptance of our products. Additionally, our revenue from period-to-period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused on quarterly financial results.

Our use of the cost-to-cost input method of revenue recognition requires that we estimate costs to be incurred under long-term contracts. Changes in estimates could result in a reduction of previously recorded revenue or additional losses.

During the years ended December 31, 2022 and 2021, 54.6% and 38.8%, respectively, of our revenues were associated with Smart Building Platform contracts, for which we account for using the cost-to-cost input method of revenue recognition, which requires that revenue be recognized ratably over the life of the contract based on the proportion of costs incurred to date to total costs expected to be incurred for the entire project. The effects of revisions to revenue and estimated costs, as well as the impact of change orders, are recorded when the amounts are known and can be reasonably estimated. Such revisions could occur in any period and their effects could be material. The uncertainties inherent in the estimating process make it possible for actual costs to vary materially from initial and updated estimates.

We may not be able to accurately estimate the future supply and demand for our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenue and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential business customers. Currently, there is insufficient historical basis for making judgments on the demand for our products or our ability to develop, manufacture, and deliver products, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our products to our potential business customers could be delayed, which would harm our business, financial condition and operating results.

Disruption of supply or shortage of materials, in particular for glass and semiconductor chips, could harm our business.

Our business is dependent on the continued supply of certain materials, including glass and semiconductor chips for use in our products, and we may experience a sustained interruption in the supply or shortage of such materials. Any such supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. The available supply may be unstable, depending on market conditions and global demand for these materials and could adversely affect our business and operating results.

Increases in cost of materials, including glass and semiconductor chips, have and could continue to harm our business.

Certain materials necessary to produce our products, including glass and semiconductor chips, are sourced from a limited number of suppliers. Any disruption in the supply of materials from such suppliers has and could continue to disrupt production of our products until such time as a different supplier is fully qualified. As a result, we have and may continue to experience an increase in costs or inability to meet customer demand. Furthermore, shortages or increased demand of such materials and other economic conditions may cause us to experience significant increases in freight charges and the cost of materials. Substantial increases in the prices for our materials or prices charged to us would increase our operating costs and could further reduce our margins if we cannot recoup the increased costs through increased product prices. Any attempts to increase product prices in response to increased material costs could result in cancellations of product orders and reservations and therefore materially and adversely affect our brand, image, business, prospects and operating results.

The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.
Although we generally seek to diversify our cash, cash equivalents and short-term investments across several financial institutions in an attempt to minimize exposure to any one entity, these funds are deposited in several financial institutions significantly in excess of federally insured levels. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits in excess of $250,000 at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners, suppliers and employees, any of which could have an adverse effect on our business and financial condition.

We have yet to achieve positive operating cash flow and there can be no assurance that we will be able to generate positive cash flow from operations in the future.

We had negative cash flow from operating activities of $259.7 million and $261.3 million in the years ended December 31, 2022 and 2021, respectively. Our business will require significant amounts of working capital to sustain operations and we will need to make investments to execute our long-term business plans. An inability to generate positive cash flow for the foreseeable future may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that would decrease our long-term viability. There can be no assurance we will achieve positive cash flow in the foreseeable future.

Our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

On March 27, 2023, our board of directors approved a restructuring plan to reduce structural costs, including our workforce. Pursuant to the plan, we expect to decrease overall headcount by approximately 170 employees, which represents approximately 23% of full-time employees as of March 28, 2023. The reduction in workforce is expected to be substantially implemented in March 2023. See Note 17 of the ''Notes to the Consolidated Financial Statements'' included in Part II, Item 8. ''Financial Statements and Supplementary Data'' for more details on the restructuring.

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. Furthermore, our restructuring plan may be disruptive to our operations. For example, our headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees. Employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business.

Any future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to our limited resources, we may not be able to effectively manage our operations or recruit and retain qualified personnel, which may result in weaknesses in our infrastructure and operations, risks that we may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees.

Any significant disruption to our sole manufacturing production line or the failure of our facility to operate according to our expectation could have a material adverse effect on our results of operations.

We currently manufacture our smart glass product on a single production line. While significant investment has been made, our second production line is currently incapable of producing our products and will require further capital investment to become operational. Any stoppages, malfunction, or destruction of our operational line could adversely affect our ability to meet customer demand, manufacture our products at cost and/or ramp production. In addition, we may experience delays in realizing our cost targets in the event that there is an increase in the cost of maintenance of the equipment, machinery and facility used in production.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. Safety incidents could damage machinery or products, slow or stop production, or harm employees. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our corporate headquarters and production facility are located in seismically active regions. If major disasters such as earthquakes, fires or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facility may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

Any issues or delays in meeting our projected manufacturing cost improvements and increased production capacity could adversely impact our business, prospects, operating results and financial condition.

Future events could result in issues or delays in further ramping our products and expanding production output at our existing and future production lines. In order to achieve our volume and the anticipated ramp in production of our products, we must continue to sustain and ramp significant production at our sole, existing production line. We are investing additional capital with respect to facility automation and completion of the second production line. If we are unable to maintain production at our Olive Branch facility, ramp output additionally over time as needed through the second production line, and do so cost-effectively, or if we are unable to attract, hire and retain a substantial number of highly skilled personnel, ours ability to supply our products could be negatively impacted, which could negatively affect our brand and harm our business, prospects, financial condition and operating results.

The timeframe for the completion of construction of our second production line is subject to a number of uncertainties, including regulatory licenses, supply chain constraints, hiring and retention of qualified employees, labor delays and competition for workers. Moreover, our second production line will require significant investments of cash and management resources. If we experience any issues or delays in meeting our projected timelines, costs, capital efficiency and production capacity for this second production line, or in securing and complying with the terms of financing that we intend will largely fund our construction, our business, prospects, operating results and financial condition could be materially adversely impacted.

COVID-19 and other public health crises could materially impact our business, financial condition, and results of operations.

The COVID-19 pandemic has impacted health and economic conditions throughout the United States, including the construction industry.

The extent to which the pandemic could impact us continues to be highly uncertain and will depend largely on subsequent developments which we cannot predict at this time.

Although it is not possible to predict the ultimate impact of COVID-19, including on our business, we may be subject to significant risks, which have the potential to materially and adversely impact our business, financial condition, and results of operations, including the following:

- reduced or delayed demand for our products in the markets that we serve around the world;

- potential long-term effects on employer work-from-home policies and therefore demand for office space;

- increased credit risk, including increased failure by business customers experiencing business disruptions to make timely payments;

- a negative impact on our liquidity position, as well as increased costs and decreased ability to access funds under our existing or future credit facilities and the capital markets;

- long-term tightening of the supply of capital in global financial markets (including, in the United States, a reduction in total tax equity availability), which could make it difficult for purchasers of our products or our development projects to secure the debt or equity capital necessary to finance our operations, thereby delaying or reducing demand for our products;

- reduced availability and productivity of employees and third-party partner personnel;

- recommendations or orders of governmental authorities that require us to curtail or cease business operations or activities, including manufacturing;

- increased operational risks resulting from changes to operations and remote work arrangements, including the potential effects on internal controls and procedures, cybersecurity risks and increased vulnerability to security breaches, information technology disruptions and other similar events;

- higher costs in certain areas such as transportation and distribution, as well as incremental costs associated with health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees and others;

- delays and disruptions in the availability and timely delivery of materials and equipment used in our operations, as well as increased costs for such materials and equipment;

- delays in the performance by third parties of activities related to the development of projects, such as engineering, procurement, construction, and other activities;

- delays in obtaining, or failing to obtain, the approvals or rights that are required for our development projects to proceed, such as permitting, interconnection, or land usage approvals or rights;

- any further impairment in the value of tangible or intangible assets that could be recorded as a result of weaker or more volatile economic conditions; and

- administrative proceedings, litigation or regulatory compliance matters.

With respect to the United States credit markets (in particular for middle market loans), the COVID-19 outbreak resulted in, the following, among other things: (i) increased draws by borrowers on revolving lines of credit; (ii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iii) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (iv) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general which will not necessarily adequately address the problems facing the loan market and middle market businesses. Any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have a material adverse impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by View and returns to us and our subsidiary, View Smart Building Technology, Inc. ("View Canada"), among other things. The financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments. These potential impacts, while uncertain, could adversely affect View Canada's operating results.

In addition, collateral for our loans may decline in value, which could cause loan losses to increase, and the net worth and liquidity of loan guarantors could decline, impairing their ability to honor commitments to us. An increase in loan delinquencies and non-accruals or a decrease in loan collateral and guarantor net worth could result in increased costs and reduced income which would have a material adverse effect on our business, financial condition or results of operations.

We will also be negatively affected if our operations and effectiveness or the operations and effectiveness of View Canada (or any of the key personnel or service providers of the foregoing) is compromised or if necessary or beneficial systems and processes are disrupted.

If current global market conditions continue or worsen, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition, and operating results could be materially harmed.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the U.S., United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Shortages in materials and increased costs for transportation, energy, and raw material, as well as uncertainty on overall consumer sentiment are some of the negative impacts of the Russia-Ukraine military conflict on the global economy. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business. In addition, the effects of the ongoing conflict could heighten many of our known risks described in Part I, Item 1A, "Risk Factors" in this Annual Report.

Risk Factors Relating to Suppliers and Third Parties

While we obtain components from multiple sources whenever possible, there are important components used in our products that are purchased from single source suppliers. Delivery of necessary components of our products by these and other suppliers according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have an adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts that we source from multiple direct suppliers. We attempt to mitigate our supply chain risk by entering into long-term agreements where it is practical and beneficial to do so. We also minimize our risk when we can qualify and obtain components from multiple sources, which we purchase from a variety of suppliers. However, any significant increases in our production may require us to procure additional components in a short amount of time, and in the past, we have also replaced certain suppliers because of their failure to provide components that met our quality control standards. While we believe that we will be able to secure additional or alternate sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components of our products. If we encounter unexpected difficulties with key suppliers and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

We obtain important components of our products from single source third-party suppliers. Should any such supplier cease to manufacture the products we purchase from them or become unable to timely deliver these products in accordance with our requirements or should such other suppliers of other components choose not to do business with us, we may be required to locate alternative suppliers in the open market. Any disruption in the supply of components or materials could temporarily disrupt research and development activities or production of our products until an alternative supplier is able to supply the required material. Replacing a supplier may require the expenditure of additional resources and time to redesign and resource these products. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines. This could result in loss of future revenue and could have a material adverse effect on our business, financial condition, cash flows or results of operations. Also, if components and materials were found to be defective, we might not be able to recover the costs associated with the recall, repair or replacement of such products, across our business customer base, and the diversion of personnel and other resources to address such issues could have a material adverse effect on our financial condition, cash flows or results of operations.

Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, currency fluctuations, trade barriers, tariffs, shortages, natural disasters and other factors beyond our and our suppliers' control, could also affect our suppliers' ability to deliver components to us on a timely basis or significantly increase freight charges, raw material costs and other expenses associated with our business. The loss of a supplier or the disruption in the supply of components from these suppliers could lead to delays in product deliveries to our business customers, which could hurt our relationships with our business customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

We may also experience cost increases from our suppliers in order to meet our quality targets and development timelines as well as due to our design changes, and we may experience similar cost increases in the future. We may not be able to control fluctuation in the prices for these materials or negotiate agreement with our suppliers on terms that are beneficial to us. Substantial increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects.

There is no assurance that these suppliers will ultimately be able to meet our cost, quality and volume needs in a sustainable and timely manner, or at all. Furthermore, as the scale of our production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, including for our different product variants, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

Our financial condition may impair our ability to obtain credit terms with our suppliers.

Our supply contracts and purchase orders typically provide us with payment terms of at least 30 days. However, our financial condition may make it difficult for us to continue to receive payment terms of at least 30 days or may result in one or more of our suppliers making demand for adequate assurance, which could include a demand for payment-in-advance. If we are unable to obtain reasonable payment terms or if any of our material suppliers were to successfully demand payment-in-advance, it could have a material adverse effect on our liquidity.

Failure by our component suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our contract manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety, and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages, or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier's labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and harm our business.

Failure of our subcontractors to satisfy their obligations to us or other parties, or the inability to maintain these relationships, may adversely impact our business operations and financial results.

We depend on subcontractors in conducting our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed and customer concerns. In addition, if any of our subcontractors fail to deliver on a timely basis, go out of business, or fail to perform on a project, our ability to fulfill our obligations may be jeopardized and we may be contractually responsible for the work performed. The absence of qualified subcontractors with which we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts.

Risk Factors Relating to Future Performance

Our future operating and financial results are uncertain.

Prior growth rates in our revenue and other operating and our financial results should not be considered indicative of our future performance. Our future performance and operating results depend on, among other things: (i) our ability to renew and/or upgrade contracts with existing business customers and maintain business customer satisfaction with existing business customers; (ii) our ability to generate new business customers, including our ability to scale the number of new business customers generated through inside sales and other channels; (iii) our ability to increase the density of our business customer base for existing markets or continue to expand into new geographic markets; (iv) our ability to successfully develop and market new and innovative products and services; (v) the level of product, service and price competition; (vi) the degree of saturation in, and our ability to further penetrate, existing markets; (vii) our ability to manage growth, revenue, origination or acquisition costs of new business customers and attrition rates, the cost of servicing our existing business customers and general and administrative costs; and (viii) our ability to attract, train and retain qualified employees. If our future operating and financial results suffer as a result of any of the other reasons mentioned above, or any other reasons, there could be a material adverse effect on our business, financial condition, cash flows or results of operations.

Our historical financial results may not be indicative of what our actual financial position or results of operations will be.

We are a relatively new public company. Certain of our historical financial results included in this Annual Report do not reflect the financial condition, results of operations or cash flows we would have achieved as a public company during the periods presented or those we will achieve in the future. Our financial condition and future results of operations could be materially different from amounts reflected in our historical financial statements included elsewhere in this Annual Report, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a result of the Business Combination, we are a public company with significant operations, and as such (and particularly since we are no longer an "emerging growth company"), we face increased legal, accounting, administrative and other costs and expenses as a public company that Legacy View did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations implemented by the SEC, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and makes certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. In addition, expenses associated with SEC reporting requirements have been and will be incurred. If any issues in complying with those requirements are identified (for example, if we identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), we could incur additional costs to rectify those issues, and the existence of those issues could adversely affect our reputation or investor perceptions. In addition, we have purchased director and officer liability insurance, which has substantial additional premiums. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs. The additional reporting and other obligations associated with being a public company will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities.

If we are unable to establish and maintain confidence in our long-term business prospects among business customers, analysts and within our industries, then our financial condition, operating results, and business prospects may suffer materially.

Business customers may be less likely to purchase our products if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among business customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be complicated by certain factors, such as our limited operating history, negative press, business customer and supplier unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of smart glass or our other products and services, our quarterly production and sales performance compared with market expectations, and any other negative publicity related to us. Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, such as speculation regarding the sufficiency or stability of our management team, could harm our business and make it more difficult to raise additional funds if needed.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company.

Our management team may not successfully or effectively manage View as a public company that is now subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that an increasing amount of their time has been devoted to these activities, which results in less time being devoted to the management and growth of View. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our ongoing operations as a public company, which will increase our operating costs in future periods.

We have incurred and expect to continue to incur costs and demands upon our management as a result of complying with the laws and regulations affecting public companies in the United States.

As a public company listed in the United States, we have incurred and expect to continue to incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq may increase legal and financial compliance costs and make certain regulatory or compliance activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We have invested, and expect to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. Certain of our executive officers also have limited experience in the management of a publicly traded company, which could be a significant disadvantage, as an increasing amount of our time may be devoted to regulatory and oversight activities and may result in less time being devoted to our management and growth. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We have incurred non-cash impairment charges on our goodwill and may incur non-cash impairment charges on our other intangible assets with indefinite lives as well as other long-lived assets and intangible assets with finite lives, which would negatively impact our operating results.

Goodwill represents the excess of the total purchase consideration over the fair value of the net assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives must be evaluated at least annually for impairment. Goodwill and other intangible assets with indefinite lives must also be evaluated for impairment between the annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of the asset below its carrying amount. Our annual impairment test for Goodwill was performed as of October 1, 2022. We performed additional procedures to carry forward our conclusions through December 31, 2022 due to the sustained decline in our share price. We recorded impairment of goodwill of the entire balance of $9.1 million as of December 31, 2022. As a result, as of December 31, 2022, we have no goodwill recorded.

Long-lived assets, such as property and equipment and intangible assets subject to amortization, must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If such events arise, we compare the carrying amount of the asset group comprising the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the asset group. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the asset group, an impairment charge is recorded as the amount by which the carrying amount of the asset group exceeds the fair value of the assets, as based on the expected discounted future cash flows attributable to those assets.

We regularly review our long-lived assets for triggering events or other circumstances that could indicate impairment. As of December 31, 2022, management considered the continued operating losses, when combined with the sustained decline in our market capitalization, to be a triggering event and therefore performed a quantitative impairment test of our long-lived assets as of December 31, 2022. Based on the results of this test, we concluded that the fair value of the asset group was substantially above its carrying value, and no impairment was recorded as of December 31, 2022.

If the decline in our share price is sustained or we identify other events or circumstances indicating the carrying amount of an asset or asset group may not be recoverable, this would require further testing of these assets and it may result in an impairment of such assets, which would negatively impact our operating results.

Risk Factors Relating to Growth and Expansion

We face risks associated with our national and future global operations and expansion, including unfavorable regulatory, political, economic, tax and labor conditions, and with establishing ourselves in new markets, all of which could harm our business.

We currently have domestic operations in the United States and subsidiaries in India and Canada, and we plan to continue to expand and optimize our products domestically and internationally. Accordingly, we are subject to a variety of legal, political and regulatory requirements and social and economic conditions over which we have little control. For example, we may be impacted by trade policies, political uncertainty and economic cycles involving geographic regions where we have significant operations.

We may become subject to a number of risks associated in particular with international business activities that may increase our costs, impact our ability to sell our products and require significant management attention. These risks include conforming our products to various international regulatory and safety requirements, organizing local operating entities, difficulty in establishing, staffing and managing foreign operations, challenges in attracting business customers, foreign government taxes, regulations and permit requirements, our ability to enforce our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls, and preferences of foreign nations for domestically manufactured products.

If we fail to scale our business operations and otherwise manage future growth and adapt to new conditions effectively as we rapidly grow, including internationally, we may not be able to produce, market, sell and service our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage our expansion and growth successfully and to correctly forecast demand for our products in different markets, including with respect to reduced demand for commercial real estate resulting from the COVID-19 pandemic. We may not be successful in undertaking this expansion if we are unable to control expenses and avoid cost overruns and other unexpected operating costs, establish sufficient nationwide and international service in a timely manner, adapt our products and conduct our operations to meet local requirements, implement required local infrastructure, systems and processes, and find and hire a significant number of additional manufacturing, engineering, service, construction and administrative personnel.

As of December 31, 2022, we have invested over $400.0 million in capital expenditures, primarily in the Olive Branch manufacturing facility. We currently operate one production line and have partially completed the construction of a second production line at the Olive Branch facility. If we are unable to sufficiently manage our expansion and growth successfully to increase demand sufficiently to require the use of the second production line, we could result in impairment of the related property and equipment.

Risk Factors Relating to Markets and Competition

The markets in which we operate are highly competitive, and we may not be successful in competing in these industries. We currently face competition from new and established national and international competitors and expect to face competition from others in the future, including competition from companies with new technology and greater financial resources.

The smart glass market is highly competitive today and we expect it will become even more so in the future. There is no assurance that our products will be successful in the respective markets in which they compete. Our current and potential competitors could, in the future, have significantly greater financial, technical, manufacturing, marketing, product sales resources and networks than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. These competitors also may have greater access to business customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, smart glass manufacturers may continue to reduce cost and expand supply of conventional glass and therefore reduce the prospects for our business or negatively impact the ability for us to sell our products at a market-competitive price and yet at sufficient margins. Increased competition could result in lower smart glass unit sales, price reductions, revenue shortfalls, loss of business customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Developments in alternative smart glass or improvements in smart glass technology made by competitors may materially adversely affect the sales, pricing and gross margins of View Smart Glass. If a competing technology is developed that has superior operational or price performance, our business may be harmed. Similarly, if we fail to accurately predict and ensure that our smart glass technology can address business customers' changing needs or emerging technological trends, or if our business customers fail to achieve the benefits expected from View Smart Glass products, our business may be harmed.

We must continue to commit significant resources, including financial resources we will need to raise from third party sources, to develop our smart glass technology in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential business customers will accept. There is no assurance we will successfully raise additional capital, identify new consumer requirements, develop and bring our smart glass to market on a timely basis, or that products and technologies developed by others will not render View Smart Glass obsolete or noncompetitive, any of which would adversely affect our business and operating results.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers and key technology, sales, marketing, research and development, engineering, manufacturing and support personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

The loss of the services of any of our key employees or executive officers could disrupt our operations, delay the development and introduction of our products and services, and negatively impact our business, prospects and operating results. In addition, we are highly dependent on the services of Rao Mulpuri, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Dr. Mulpuri or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to operate our business.

Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, sell and service our products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous smart glass companies for similar personnel.

Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our continued success depends upon our continued ability to hire new employees in a timely manner, especially to support our high-volume manufacture of products and expansion plans, and to retain current employees or replace departed senior employees with qualified and experienced individuals, which is typically a time-consuming process, and any failure or delay in doing so could adversely impact our business, prospects, financial condition and operating results.

Key talent may leave us due to various factors, such as a competitive labor market for talented individuals with business or technology experience, or negative publicity related to View. This competition affects both our ability to retain key employees and hire new ones. Moreover, we have in the past conducted reductions in force in order to optimize our organizational structure and reduce costs, and certain senior personnel have also departed for various reasons. Additionally, we compete with both mature and prosperous companies that have far greater financial resources than we do and start-ups and emerging companies that promise short-term growth opportunities. Difficulties in retaining current employees or recruiting new ones could have an adverse effect on our performance and results.

Risk Factors Relating to Supply, Demand and Production

We may be unable to meet our growing production demand, product sales, delivery plans and servicing needs, or accurately project and manage this growth nationwide or internationally, which could harm our business and prospects.

We may experience delays or other complications in the design, manufacture, launch, and production ramp of our products, including View Smart Glass or may not realize our manufacturing cost targets, which could harm our brand, business, prospects, financial condition and operating results. Our manufacturing facility may require significant cash investments and management resources for these plans, and we may not meet our expectations with respect to additional sales of our products. In addition, we may introduce new manufacturing technologies, techniques and processes. There is no guarantee that we will be able to successfully and timely introduce and scale any such new processes or features.

Our production plans for our products are based on many key assumptions, including:

- Ability to raise additional capital;

- Ability to utilize manufacturing capacity to achieve the planned production yield. We assume that we will be able to sustain and further expand our high-volume production and our products at the Olive Branch facility, including with the introduction of new product features, without exceeding our projected costs and on our projected timeline;

- Ability to maintain our desired quality levels and optimize design and production changes. We assume that the equipment and processes which we have selected for production will be able to accurately manufacture high volumes of the different variants of our products within specified design tolerances and with high quality;

- Suppliers' ability to support our needs. We assume that we will be able to maintain suppliers for the necessary components on terms and conditions that are acceptable to us and that we will be able to obtain high-quality components on a timely basis and in the necessary quantities to support high-volume production; and

- Ability to hire and retain skilled employees. We assume that we will be able to attract, recruit, hire, train and retain skilled employees to operate our planned high-volume production facilities to support our products, including at the Olive Branch facility.

If one or more of the foregoing assumptions turns out to be incorrect, our ability to meet our projections, including for production, on time and at volumes and prices that are profitable, the demand for and deliveries of our products, as well as our business, prospects, operating results and financial condition, may be materially and adversely impacted.

Concurrent with developing, launching and ramping our products, our success will depend on our ability to continue to significantly increase our sales, deliveries, and servicing, while allocating our available resources among multiple products simultaneously. We are the sole service provider of our products, providing internet connectivity of products and servicing warranty. Although we have a plan for selling and delivering increased volumes of our products, we have limited experience developing, manufacturing, selling, servicing and allocating our available resources at the scale to which we expect to grow. If we are unable to realize our plans, our brand, business, prospects, financial condition and operating results could be materially damaged.

We continuously evaluate, and as appropriate evolve, our operations and product offerings in order to maximize our reach and optimize our costs. However, there is no guarantee that each step in our evolving strategy will be perceived as intended by developers, tenants, and the construction industry. Likewise, as we develop and grow our products and services in North America, and possibly worldwide, our success will depend on our ability to correctly forecast demand in different markets.

We may also face difficulties meeting our sales and delivery goals in both existing markets as well as new markets into which we expand. There is no assurance that we will be able to ramp our business to meet our sales and delivery targets in North America or even globally, or that our projections on which such targets are based will prove accurate. This ongoing expansion in North America and potentially internationally, which includes planned entry into markets in which we have limited or no experience selling, delivering, and servicing our products at scale, and which may pose legal, regulatory, labor, cultural and political challenges that we have not previously encountered, may not have the desired effect of increasing sales and expanding our brand presence to the degree we are anticipating. Moreover, we may not be successful in managing our national and future international operations if we are unable to avoid cost overruns and other unexpected operating costs, adapt our products and conduct our operations to meet local requirements and regulations, implement required local infrastructure, systems and processes, and find and hire as needed additional sales, service, construction and administrative personnel. If we fail to manage our growth effectively, we could result in negative publicity and damage to our brand and have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and production of our products. Such machinery suffers unexpected malfunctions from time to time and requires repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect intended operational efficiency. In addition, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary machinery components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition or prospects.

Catastrophic events may disrupt our business.

Unforeseen events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States, Canada or elsewhere, could disrupt our operations, disrupt the operations of suppliers or business customers or result in political or economic instability. These types of events outside of our control could adversely affect our operating results. We cannot assure that any backup systems will be adequate to protect it from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to manufacture products and provide services. These events could reduce demand for our products and services, make it difficult or impossible to receive equipment from suppliers or impair our ability to deliver products and services to business customers on a timely basis. Any such disruption could damage our reputation and cause business customer attrition. We could be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not cover a particular event at all or may not be sufficient to fully cover our losses.

Risk Factors Relating to Quality of Products

If our products fail to perform as expected our ability to develop, market and sell our products and services could be harmed.

If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our products take longer than expected to become enabled or are legally restricted, our ability to develop, sell, and service our products could be harmed. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our business customers. While we performed extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to business customers.

Our inability to provide products or services in a timely manner, legal restrictions on product features, or defects in our products or services, including products and services of third parties that we incorporate into our offerings, could adversely affect our reputation, result in delivery delays, product recalls, product liability claims, and significant warranty and other expenses, and subject us to claims or litigation. In addition, our inability to meet business customers' expectations with respect to our products or services could increase attrition rates or affect our ability to generate new business customers and thereby have a material adverse effect on our business, financial condition, cash flow or results of operations.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image and financial performance.

Any product recall with respect to our products may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

In fiscal year 2019, we identified a quality issue with certain material purchased from one of our suppliers utilized in the manufacturing of certain IGUs. We stopped using the affected materials upon identification of the quality issue in 2019. We have replaced and expects to continue to replace the affected IGUs for the remainder of the period covered by the warranty. We developed a statistical model to analyze the risk of failure of the affected IGUs related to this quality issue and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. The statistical model considered the volume of units sold, the volume of unit failures, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors. Based on this analysis, we have recorded a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs we expect to incur to replace the IGUs based on warranty contractual terms and business practices. The total warranty liability included $30.8 million and $36.2 million as of December 31, 2022 and December 31, 2021, respectively, related to these IGUs. It is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could be materially different from the estimate. Considering the uncertainty inherent in the failure analysis, including the actual timing of the failures and the number of defective IGUs, as well as uncertainty regarding future supply chain costs and production volumes that may impact the projected costs to replace defective IGUs in future years, it is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could ultimately be materially different from the estimate. Unforeseen component failures or exceptional component performance can also result in changes to warranty costs. If actual warranty costs differ substantially from our estimates, revisions to the estimated warranty liability would be required, which could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Technology

We must successfully maintain and upgrade our information technology systems.

We rely on various information technology systems to manage our operations, including general, non-proprietary information technology systems in our facility and proprietary information technology systems in our products. As necessary, we implement modifications and upgrades to these systems, and replaces certain of our legacy systems with successor systems with new functionality.

The technology and capital equipment we employ may become old or obsolete, which could require significant capital expenditures for upkeep and upgrade over time. Our products and services interact with the hardware and software technology of systems and devices located at our business customers' property. We may be required to implement new technologies or adapt existing technologies in response to changing market conditions, business customer preferences, industry standards or inability to secure necessary intellectual property licenses, which could require significant capital expenditures. Our inability to adapt to changing technologies, market conditions or subscriber preferences in a timely manner could have a material adverse effect on our business, financial condition, cash flows or results of operations.

There are inherent costs and risks associated with modifying or changing these systems and implementing new systems, including potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. While management seeks to identify and remediate issues, we can provide no assurance that our identification and remediation efforts will be successful or that we will not encounter additional issues as we complete the implementation of these and other systems. In addition, our information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in our business operations and have an adverse effect on our business, cash flows and operations.

We rely on certain third-party providers of licensed software and services integral to the operations of our business.

Certain aspects of the operation of our business may depend on third-party software and service providers. With regard to licensed software technology, we may become dependent upon the ability of third parties to maintain, enhance or develop our software and services on a timely and cost-effective basis, to meet industry technological standards and innovations to deliver software and services that are free of defects or security vulnerabilities, and to ensure their software and services are free from disruptions or interruptions. Further, these third-party services and software licenses may not always be available to us on commercially reasonable terms or at all.

If the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, or are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by any future third-party software or services with software or services from alternative providers. Any of these factors could have a material adverse effect on our financial condition, cash flows or results of operations.

Risk Factors Relating to Intellectual Property

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued United States patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, we are still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against and may face liability in respect of claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, which may be time-consuming and could cause us to incur substantial costs and/or materially impact our ability to operate.

From time to time, we may need to take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, or sell our products and services, which could make it more difficult for us to operate our business. We may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our intellectual property rights.

We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. Companies holding patents or other intellectual property rights relating to smart glass may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We cannot be certain that our products and services or those of third parties that we incorporate into our products do not and will not infringe the intellectual property rights of others. Many of our competitors and others may now and in the future have significantly larger or more mature patent portfolios than we have. We have been in the past, and may be in the future, subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by competitors, potential competitors or special purpose or so-called "non-practicing" entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom our patents may therefore provide little or no deterrence or protection.

Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party's rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by the discovery process. We have in the past and will continue in the future to seek one or more licenses to continue offering certain products or services, which could have a material adverse effect on our business, financial condition, cash flows or results of operations. Although claims of this kind have not materially affected our business to date, there can be no assurance material claims will not arise in the future.

In some cases, we indemnify certain parties against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Such claims could arise out of our indemnification obligation with our partners and business customers, whom we typically indemnify against such claims. Conversely, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to our technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we could be unable to continue to offer our affected products, subscriptions or services), effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products, providing certain subscriptions or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.

We may need to acquire intellectual property that if we are unable to obtain, or if we are unable to adequately protect our intellectual property, we could be competitively disadvantaged.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our proprietary technology, brands and other intellectual property against dilution, infringement, misappropriation and competitive pressure. To protect our proprietary technology, we rely on a combination of patent, copyright and trade secret laws of the United States, Canada and other countries, a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. In addition, we may be required to acquire rights to intellectual property necessary for our operations in the future. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We own a portfolio of issued United States and foreign patents and pending United States and foreign patent applications that relate to a variety of technologies utilized in our business. We may file additional patent applications in the future in the United States and internationally. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention.

Patent, copyright, trademark, and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, prospects, financial condition and operating results.

If we are unable to acquire the intellectual property rights we may require in the future or to adequately protect or assert our intellectual property rights, competitors may dilute our brands, manufacture and market similar products and services or convert our business customers, which could adversely affect our market share and results of operations. We may not receive patents or trademarks for all of our pending patent and trademark applications, and existing or future patents may not provide competitive advantages for our products and services. Furthermore, it is possible that the scope of our issued patents will be insufficient or not have the coverage originally sought, or that our issued patents will not provide us with any competitive advantages. Our competitors may challenge, invalidate or avoid the application of our existing or future intellectual property rights that we obtain. In addition, patent rights may not prevent our competitors from developing, using or selling products or services that are similar to or address the same market as our products and services. The loss of protection for our intellectual property rights could reduce the market value of our brands and our products and services, reduce new business customer originations or sales upgrades to existing business customers, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our policy is to require our employees that were hired to develop material intellectual property included in our products to execute written agreements in which they assign to us their rights in intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we has adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement, misappropriation or other violations of our intellectual property rights and pursue infringement, misappropriation or other claims in certain circumstances in relevant jurisdictions. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management's attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or business customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees and third parties that have access to our material confidential information, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology, could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products and may not provide an adequate remedy in the event of unauthorized use or disclosure. We cannot assure you that the steps we have taken will prevent misappropriation or infringement of our intellectual property rights. Competitors may independently develop technologies or products that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology, or they may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. In addition, if we expand the geography of our service offerings, the laws of some foreign countries where we may do business in the future may not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States.

If we are unable to protect our intellectual property and technology, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Risk Factors Relating to Privacy and Security

We are continuously expanding and improving our information technology systems and security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted, and our operating results and reputation could be harmed.

We are continuously expanding and improving our information technology systems, including implementing new internally developed systems, to assist us in the management of our business. In particular, our volume production of multiple products necessitates continued development, maintenance and improvement of our information technology systems in the United States and other locations abroad, which include product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. We also maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber-attacks. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement, manufacturing execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, and deliver products, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

We cannot be sure that these systems or their required functionality will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and/or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information could be compromised or misappropriated, and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any unauthorized breach, control or manipulation of our products' systems could result in loss of confidence in us and our products and harm our business.

Our products contain complex information technology systems. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our products and their systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, our products' functionality, user interface and performance characteristics, or to gain access to data stored in or generated by our products. We encourage reporting of potential vulnerabilities in the security of our products via our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our products or our systems or any loss of data could result in legal claims or proceedings. In addition, regardless of our veracity, reports of unauthorized access to our products, our systems or data, as well as other factors that may result in the perception that our products, our systems or data are capable of being "hacked," could negatively affect our brand and harm our business, prospects, financial condition and operating results.

If our security controls are breached or unauthorized or inadvertent access to business customers' information or other data are otherwise obtained, our services may be perceived as insecure, we may lose existing business customers or fail to attract new business customers, our business may be harmed, and we may incur significant liabilities.

Our future products may involve the collection, storage, transmission and processing of personal, payment, credit and other confidential and private information of our business customers and may in certain cases permit access to our business customers' property or help secure them. Such future products that may present privacy and data risks may be subject to privacy and data protection laws and regulations. We also maintain and processes other confidential and proprietary information in our business, including our employees' and contractors' personal information and confidential business information. We rely on proprietary and commercially available systems, software, tools and monitoring to protect against unauthorized use or access of the information we process and maintain. Our services and the networks and information systems we utilize in our business are at risk for breaches as a result of third-party action, employee, vendor or partner error, malfeasance, or other factors. For example, we may experience instances of our employees, contractors and other third parties improperly accessing ours and/or our business customers' systems and information in violation of our internal policies and procedures.

Criminals and other nefarious actors may use increasingly sophisticated methods, including cyberattacks, phishing, social engineering and other illicit acts to capture, access or alter various types of information, to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. Unauthorized intrusion into the portions of our systems and networks and data storage devices that process and store business customers' confidential and private information, the loss of such information or the deployment of malware or other harmful code to our services or our networks or systems may result in negative consequences, including the actual or alleged malfunction of our products or services. In addition, third parties, including our partners and vendors, could also be sources of security risks to us in the event of a failure of their own security systems and infrastructure. The threats we face continue to evolve and are difficult to predict due to advances in computer capabilities, new discoveries in the field of cryptography and new and sophisticated methods used by criminals. There can be no assurances that our defensive measures will prevent cyber-attacks or that we will discover network or system intrusions or other breaches on a timely basis or at all. We cannot be certain that we will not suffer a compromise or breach of the technology protecting the systems or networks that house or access our products and services or on which we or our partners or vendors process or store personal information or other sensitive information or data, or that any such incident will not be believed or reported to have occurred. Any such actual or perceived compromises or breaches to systems, or unauthorized access to, or acquisition or loss of, data, whether suffered by us, our partners or vendors or other third parties, whether as a result of employee error or malfeasance or otherwise, could harm our business. They could, for example, cause interruptions in operations, loss of data, loss of confidence in our services and products and damage to our reputation and could limit the adoption of our services and products. They could also subject us to costs, regulatory investigations and orders, litigation, contract damages, indemnity demands and other liabilities and materially and adversely affect our business customer base, sales, revenue and profits. Any of these could, in turn, have a material adverse impact on our business, financial condition, cash flows or results of operations.

Further, if a high-profile security breach occurs with respect to another provider of smart glass, our existing and potential business customers may lose trust in the security of our services or in smart glass generally, which could adversely impact our ability to retain existing business customers or attract new ones. Even in the absence of any security breach, business customers' concerns about security, privacy or data protection may deter them from using our service. Our insurance policies covering errors and omissions and certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Risk Factors Relating to Regulations

Our products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We may face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our products, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as we do. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

Our products and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Smart glass is subject to substantial regulation under international, federal, state and local laws. We incur significant costs in complying with these regulations and may be required to incur additional costs to comply with any changes to such regulations, and any failures to comply could result in significant expenses, delays or fines. We may become subject to laws and regulations applicable to the supply, manufacture, import, sale and service of smart internationally. For example, in countries outside of the United States, we may be required to meet standards relating to safety that are often materially different from requirements in the United States, thus resulting in additional investment into the products and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our products by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements.

We are subject to various government regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facility.

As a manufacturing company, including with respect to our facility in Olive Branch, Mississippi, we are and will be subject to complex environmental, manufacturing, health and safety laws and regulations, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials. The costs of compliance, including remediating contamination, if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with our manufacturing facility, which would hinder our operation of this and future facilities. Such costs and delays may adversely impact our business prospects and operating results. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations. We may also be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, for instance, in connection with our sales to airports. Non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

There may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

Many of our products must comply with local building codes and ordinances, and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.

Many of our products must comply with local building codes and ordinances. Building codes may also affect the products our customers are allowed to use, and, consequently, changes in building codes may also affect the sale of our products. These codes and ordinances are subject to future government review and interpretation. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect our ability to market and sell our products. If our products do not adequately or quickly adapt to building standards, we may lose market share to competitors, which would adversely affect our business, results of operation, financial condition, and cash flows. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.

Compliance with the regulations of the United States Occupational Safety and Health Administration ("OSHA") can be costly, and non-compliance with such requirements may result in potentially significant monetary penalties, operational delays, negative publicity and adverse effect on our financial condition.

Our operations are subject to regulation under OSHA and other state and local laws and regulations. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the applicable regulatory authorities and various recordkeeping, disclosure and procedural requirements. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

We will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state, local and foreign laws and regulations. While we will continue to invest substantial resources in worker health and safety programs, there can be no assurance that we will avoid significant liability exposure. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record was to substantially deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, business customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations.

We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

Our business is subject to a variety of employment laws and regulations and may become subject to additional requirements in the future. Although we believe we are in material compliance with applicable employment laws and regulations, in the event of a change in requirements, we may be required to modify our operations or to utilize resources to maintain compliance with such laws and regulations. Moreover, we have been and may in the future be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour disputes, labor standards or healthcare and benefit issues. Our failure to comply with applicable employment laws and regulations and related legal actions against us may affect our ability to compete or have a material adverse effect on our business, financial condition, cash flows or results of operations.

Failure to comply with various privacy and data protection laws and regulations relating to privacy and data protection and information security to which we are subject could harm us.

Our products may process, transmit and store personal, payment and other confidential and private information of our business customers, thus posing a privacy and data risk in the future. Our privacy policy is posted on our website, and any failure by it or other partners to comply with it or with federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against us, legal liability, fines, damages and other costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Although we take steps to protect the security of our business customers' personal information, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our business customers or it otherwise experiences a data loss with respect to business customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced demand for our products and harm to our reputation and brand.

Our collection, retention, transfer and use of this information may be governed by United States and foreign laws and regulations relating to privacy, data protection and information security, industry standards and protocols, or we may be asserted that such industry standards or protocols apply to us. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In North America, federal and various state and provincial governmental bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage, and security of certain categories of information. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from exploitation of a vulnerability in our systems or services, or breaches experienced by our service providers and/or partners. For example, the State of California enacted the California Consumer Privacy ACT ("CCPA"), effective in January 2020. The CCPA expands the scope of what is considered "personal information" and creates new data access and opt-out rights for consumers, which may create new requirements for us and other companies that operate in California.

Many jurisdictions have established their own data security and privacy legal and regulatory frameworks with which we, or our vendors or partners, must comply to the extent our operations expand into these geographies or the laws and regulations in these frameworks otherwise may be interpreted to apply to us. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. We are also bound by contractual requirements relating to privacy, data protection and information security, and may agree to additional contractual requirements addressing these matters from time to time.

Our compliance with these various requirements increases our operating costs, and additional laws, regulations, standards or protocols (or new interpretations of existing laws, regulations, standards or protocols) in these areas may further increase our operating costs and adversely affect our ability to effectively market our products and services. In view of new or modified legal obligations relating to privacy, data protection or information security, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our products and services and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new services and features could be limited.

Further, our failure or perceived failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a loss of business customers' data, fines, sanctions and other liabilities and additional restrictions on our collection, transfer or use of business customers' data. In addition, our failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a material adverse effect on our reputation, business customer attrition, new business customer origination, financial condition, cash flows or results of operations.

We may fail to obtain or maintain necessary licenses or otherwise fail to comply with applicable laws and regulations.

Our business focuses on contracts and transactions with business customers and therefore is and was subject to a variety of laws, regulations and licensing requirements that govern our interactions with business customers, including those pertaining to privacy and data security, business customer financial transactions and warranties. We are a licensed service provider in each market where such licensure is and was required. Our business may become subject to additional such requirements in the future. In certain jurisdictions, we are also required to obtain licenses or permits to comply with standards governing marketing and sales efforts, servicing of business customers, monitoring station employee selection and training and to meet certain standards in the conduct of our business. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. We strive to comply with all applicable laws and regulations relating to our interactions with business customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices. Our non-compliance with any such law or regulations could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. Delays in obtaining, or failing to obtain, approvals or rights, such as permitting, interconnection, or land usage approvals or rights, could affect our business customers' builds. We may incur significant expenses to comply with such laws and regulations, and increased regulation of matters relating to our interactions with business customers could require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition and results of operations. If we expand the scope of our products or services or our operations in new markets, we may be required to obtain additional licenses and otherwise maintain compliance with additional laws, regulations or licensing requirements.

Changes in these laws or regulations or their interpretation, as well as new laws, regulations or licensing requirements which may be enacted, could dramatically affect how we do business, acquire business customers, and manage and use information we collect from, and about current and prospective customers and the costs associated therewith. In addition, federal, state and local governmental authorities have considered, and may in the future consider, implementing consumer protection rules and regulations, which could impose significant constraints on our sales channels.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. Our suppliers are also subject to federal, state and local environmental laws and regulations, and their use of hazardous materials may adversely impact their operations and the availability of raw materials. While we adapt our manufacturing and distribution processes to the environmental control standards of regulatory authorities, we cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials, including injury of our employees, individuals who handle our products, or others who claim to have been exposed to our products, nor can we completely eliminate the unanticipated interruption or suspension of operations at our facilities due to such events. We may be held liable for significant damages or fines in the event of contamination or injury, and such assessed damages or fines could have an adverse effect on our financial performance and results of operations.

For example, in April 2022, View and the United States Attorney's Office for the United States District Court for the Northern District of Mississippi agreed in principle to the terms of a global settlement agreement resolving the prospect of claims and charges against us relating to certain discharges of water without first obtaining a pretreatment permit. The terms of the potential global settlement agreement include, among others, a $3.0 million fine, $1.5 million civil penalty, a $0.5 million community service payment, wastewater reduction requirements, as well as probation and oversight for three years. For further discussion of the potential global settlement agreement, as well as our other legal proceedings refer to Item 3, "Legal Proceedings" and Note 8 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" included in this Annual Report.

There are capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials. Moreover, there are proposed international accords and treaties, as well as federal, state and local laws and regulations, which would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or other others enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased operating costs and could require us to make significant financial expenditures that cannot be predicted with certainty at this time. Non-compliance with such environmental regulations may result in litigation, additional regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers' compensation claims, or other actions that impact our brand, finances, or ability to operate.

We may face regulatory limitations on our ability to sell products directly which could materially and adversely affect our ability to sell our products.

We sell our products directly to business customers. There may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our ability to sell products directly to business customers could have a negative and material impact our business, prospects, financial condition and results of operations.

Risk Factors Relating to Liabilities

We could be subject to liability, penalties and other restrictive sanctions and adverse consequences arising out of certain governmental investigations and proceedings.

We are currently cooperating and intend to continue to cooperate with certain government investigations. For example, in January 2022, we were informed that the SEC is conducting a formal investigation into the adequacy of our previously reported warranty accrual. In addition, View and the United States Attorney's Office for the Northern District of Mississippi agreed in principle to the terms of a global settlement agreement relating to certain discharges of water without first obtaining a pretreatment permit. For additional information about these matters, refer to "Item 3, "Legal Proceedings" and Note 8 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" included in this Annual Report. However, we cannot predict the outcome or impact of any future potential matters, and there exists the possibility that we could be subject to liability, penalties and other restrictive sanctions and adverse consequences if the SEC, the United States Department of Justice, or any other government agency were to pursue legal action in the future. Moreover, we have incurred and expect to continue to incur costs in responding to related requests for information and subpoenas, and if instituted, in defending against any governmental proceedings.

Our insurance strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against it, for which we may have no insurance coverage. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

We are subject to all of the ordinary course operating hazards and risks that may come with the provision of our products and services and business operations. In addition to contractual provisions limiting our liability to business customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Litigation, complaints or adverse publicity or unauthorized use of our brand name could negatively impact our business, financial condition and results of operations.

From time to time, we engage in the defense of, and may in the future be subject to, certain investigations, claims and lawsuits arising in the ordinary course of our business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential business customers and suppliers, intellectual property matters, personal injury claims (e.g., OSHA), environmental issues, tax matters and employment matters. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Any resulting actions or negative publicity could reduce the volume of our new business customer origination or increase attrition of existing business customers. See Item 3, "Legal Proceedings", of this Annual Report for additional information about current and potential legal proceedings involving the Company. Any of the foregoing may materially and adversely affect our business, financial condition, cash flows or results of operations.

Unauthorized use of our brand name by third parties may also adversely affect our business and reputation, including the perceived quality and reliability of our products and services. We rely on trademark law, internal policies and agreements with our employees, business customers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot provide assurance that those procedures are sufficiently effective to protect against unauthorized third-party use of our brand name. We may not be successful in investigating, preventing or prosecuting all unauthorized third-party use of our brand name. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. These factors could adversely affect our reputation, business, financial condition, results of operations and cash flows.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Although we design our products and temper our glass to be the safest smart glass in the industry, product liability claims, even those without merit, could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our products do not perform or are claimed to not have performed as expected. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and could have a material adverse effect on our brand, business, prospects and operating results.

Our current and future warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

If our warranty reserves are inadequate to cover future warranty claims on our products, our business, prospects, financial condition and operating results could be materially and adversely affected. We evaluate warranty reserves on an ongoing basis and record liabilities for matters in which losses are probable and the amount of loss can be reasonably estimated.

In 2019, we identified a quality issue with certain materials purchased from one of our suppliers utilized in the manufacturing of certain IGUs. We stopped using the affected materials upon identification of the quality issue in 2019. As of December 31, 2022, we have had a low warranty claim rate related to this matter. We have replaced and expects to continue to replace affected IGUs for the remainder of the period covered by the warranty. We developed a statistical model to analyze the risk of failure of the affected IGUs related to this quality issue and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. The statistical model considered the volume, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors. Based on this analysis, we recorded a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs we expect to incur to replace the IGUs. The total warranty liability included $30.8 million and $36.2 million as of December 31, 2022 and 2021, respectively, related to these IGUs. It is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could be materially different from the estimate. Considering the limited failure rate data available to-date and the uncertainty inherent in the failure analysis, including the projected costs to replace defective IGUs in future years, the actual timing of the failures, and the number of defective IGUs, it is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could be materially different from the estimate.

Our business may be adversely affected by any disruptions caused by union activities.

Although our employees are currently not unionized and we have not experienced any work stoppages since our inception, it is not uncommon for employees at manufacturing companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Although we work diligently to provide the best possible work environment for our employees, our employees may decide to join or seek recognition to form a labor union in the future, or we may be required to become a union signatory. If a work stoppage occurs, it could delay the manufacture and sale of our products and have a material adverse effect on our business, prospects, operating results or financial condition.

Risk Factors Relating to Debt and Credit

Adverse developments in the credit markets may impair our ability to secure debt financing.

In past economic downturns, such as the financial crisis in the United States that began in mid-2007 and during other times of extreme market volatility, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. The United States and global economies suffered dramatic downturns as a result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis, as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. If these conditions recur or persist, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all.

The COVID-19 pandemic resulted in, among other things, increased draws by borrowers on revolving lines of credit and increased requests by borrowers for amendments, modifications and waivers of their credit agreements to avoid default or change payment terms, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans. The duration and effectiveness of responsive measures implemented by governments and central banks cannot be predicted. The commencement, continuation, or cessation of government and central bank policies and economic stimulus programs, including changes in monetary policy involving interest rate adjustments or governmental policies, may contribute to the development of or result in an increase in market volatility, illiquidity and other adverse effects that could negatively impact credit markets and our business, results of operations and financial condition.

If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the United States dollar, a further economic downturn or an operational problem that affects third parties or us and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

The Convertible Senior PIK Toggle Notes due 2027 (the "Convertible Notes") and the warrants issued to RXR FP Service LLC (the "RXR Warrants") are convertible into or exercisable for our Class A common stock, the issuance of which would increase the number of shares outstanding and eligible for future resale in the public market and would result in dilution to our stockholders.

As described in Note 10 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements of this Annual Report on Form 10-K, the Convertible Notes are convertible into shares of our Class A common stock. Similarly, as described in Note 12 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements of this Annual Report on Form 10-K, the RXR Warrants are exercisable for shares of our Class A common stock. The agreements pursuant to which the Convertible Notes and the RXR Warrants were issued also provide the holders thereof with certain registration rights for the shares of Class A common stock issuable upon conversion or exercise thereof, including shares issuable upon conversion of the Convertible Notes if we were to elect the "payment-in-kind" option for the Convertible Notes for every interest payment date until maturity. In the event that the Convertible Notes are converted or the RXR Warrants are exercised, additional shares of our Class A common stock would be issued, which would result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market, or the fact that such Notes may be converted or such RXR Warrants may be exercised, could adversely affect the market price of our Class A common stock, and could have a material adverse impact on our business, financial condition and results of operations.

We have substantial indebtedness and may acquire additional indebtedness in the future, which could adversely affect our financial flexibility and our competitive position. Any failure to comply with financial covenants in our debt agreements could result in such debt agreements being declared in default.

We have a significant amount of outstanding indebtedness following the completion of the sale of the Convertible Notes, as described elsewhere in this Annual Report on Form 10-K. Our substantial indebtedness could have significant effects and consequences on our business. For example, as part of the Agreement for Strategic Planning and Consulting Services (the "Strategic Agreement"), dated as of October 25, 2022, by and between us and RXR FP Services LLC ("RXR FP"), we are now subject to a debt covenant that, among other things, prevents us from incurring certain debt in excess of $50 million principal amount (excluding the Convertible Notes and certain debt incurred prior to or outstanding as of the date of the Strategic Agreement) during the term of the Strategic Agreement without the prior consent of RXR FP, subject to certain exceptions. Additionally, among other things, our substantial indebtedness could:

a. increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

b. require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

c. restrict us from taking advantage of business opportunities;

d.   make it more difficult to satisfy our financial obligations;

e.   place us at a competitive disadvantage compared to our competitors that have less debt obligations; and

f.   limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

Further, we may need to raise additional funding in the future to repay or refinance the Convertible Notes, potential future borrowings and our accounts payable, and as such, may need to seek additional debt or equity financing. Such additional financing may not be available on favorable terms, or at all. If debt financing is available and obtained, our interest expense may increase and we may become subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained, it may result in our stockholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our operations, which may cause the value of our securities to decline in value and/or become worthless.

Risk Factors Relating to Financial Results and Ownership of Our Class A Common Stock

Loss of a major customer could result in a decrease in our future sales and earnings.

In any given quarter or year, sales of our products may be concentrated in a few major customers, including glaziers and low voltage electricians. For the year ended December 31, 2022, three customers represented greater than 10.0% of total revenue, accounting for 13.2%, 12.9%, and 11.0% of total revenue, respectively. For the year ended December 31, 2021, two customers represented greater than 10.0% of total revenue, accounting for 12.2% and 11.8% of total revenue, respectively.

We anticipate that a limited number of customers in any given period may account for a substantial portion of our total net revenue for the foreseeable future. The business risks associated with this concentration, including increased credit risks for these and other customers and the possibility of related bad debt write-offs, could negatively affect our margins and profits. Additionally, the loss of a major customer, whether through competition or consolidation, or a disruption in sales to such a customer, could result in a decrease of our future sales and earnings.

If we are unable to achieve our targeted manufacturing costs for our products, our financial condition and operating results may suffer.

While we are continuing to and expect in the future to realize cost reductions by both us and our suppliers, including through increased production, there is no guarantee we will be able to achieve sufficient cost savings to reach our gross margin and profitability goals, or our other financial targets. We incur significant costs related to procuring the materials required to manufacture our products and compensating our personnel. If our efforts to continue to decrease manufacturing costs are not successful, we may incur substantial costs or cost overruns in utilizing and increasing the production capability of our manufacturing facility. Many of the factors that impact our manufacturing costs are beyond our control, such as potential increases in the costs of our materials and components. If we are unable to continue to control and reduce our manufacturing costs, our operating results, business and prospects will be harmed.

Our business model of manufacturing smart glass is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all, which could be dilutive to stockholders. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and sale of our products is a capital-intensive business, for which significant amounts of capital have already been invested at our facility. As a result of our investments of capital, we maintain a facility with a production line that can meet our near-term projections for sale and production. Over time, until we are generating positive free cash flows, we will need to raise additional funds, including through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our products, any significant unplanned or accelerated expenses, new strategic investments, or refinancing of our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be adversely affected.

From time to time, we may use capital from third-party investors to enable our business customers access to our products. The availability of this financing depends upon many factors, including the confidence of the investors in the smart glass industry, the quality and mix of our business customer contracts, any regulatory changes impacting the economics of our existing business customer contracts, changes in law (including tax law), risks or government incentives associated with these financings, and our ability to compete with other smart glass companies for the limited number of potential investors. Moreover, while interest rates remain at low levels, they have risen in recent periods. If the rate of return required by investors rises as a result of a rise in interest rates, we will reduce the present value of the business customer payment streams underlying, and therefore the total value of, our financing structures, increasing our cost of capital. If we are unable to establish new financing funds on favorable terms for third-party ownership arrangements, our cost of capital could increase and our liquidity may be negatively impacted, which would have an adverse effect on our business, financial condition and results of operations.

We may fail to meet our publicly announced guidance or other expectations about our business in the future, which could cause our future stock price to be adversely affected.

We periodically provide guidance regarding our expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenue, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate. Our guidance may be based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs and planned cost reductions. If our guidance is not accurate or varies from actual results due to our inability to meet our assumptions or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of View common stock could be adversely affected in the future.

Future sales of View stock, or the perception of future sales, by us or our stockholders in the public market could cause the market price for View Class A common stock to decline.

The sale of shares of View Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of View Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of View Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

We are exposed to fluctuations in currency exchange rates, which could affect our financial results.

A small portion of our revenue is denominated in Canadian Dollars. Accordingly, we may be adversely affected by currency fluctuations in the United States Dollar versus Canadian Dollar. Weaker foreign currencies relative to the United States Dollar may result in lower levels of reported revenue with respect to foreign currency-denominated sales on our United States Dollar-denominated financial statements. Foreign exchange rates are influenced by many factors outside of our control, including but not limited to: changing supply and demand for a particular currency, monetary policies of governments (including exchange-control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or an investment by residents of a country in other countries), changes in balances of payments and trade, trade restrictions and currency devaluations and revaluations. The resulting fluctuations in the exchange rates for the other currencies could have an adverse effect on our financial condition and results of operations.

We are subject to collection risks.

We may face normal collection risks with business customers and suppliers. If we fail to collect from our business customers, our business and operating results could be adversely affected.

Risk Factors Relating to Acquisitions

Future transactions could pose risks.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional business opportunities and may decide to eliminate or acquire certain businesses, products or services. There are various risks and uncertainties associated with potential acquisitions and divestitures, including: (i) availability of financing; (ii) difficulties related to integrating previously separate businesses into a single unit, including product and service offerings, distribution and operational capabilities and business cultures; (iii) general business disruption; (iv) managing the integration process; (v) diversion of management's attention from day-to-day operations, (vi) assumption of costs and liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; (vii) failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; (viii) potentially substantial costs and expenses associated with acquisitions and dispositions; (ix) failure to retain and motivate key employees; and (x) difficulties in applying our internal control over financial reporting and disclosure controls and procedures to an acquired business. Any or all of these risks and uncertainties, individually or collectively, could have material adverse effect on our business, financial condition, cash flow or results of operations. We can offer no assurance that any such strategic opportunities will prove to be successful. Among other negative effects, our pursuit of such opportunities could cause our cost of investment in new business customers to grow at a faster rate than our recurring revenue and fees collected at the time of sale. Additionally, any new product or service offerings could require developmental investments or have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making acquisitions or be effective in integrating such acquisitions.

We may make acquisitions and investments in the future as part of our growth strategy. We will evaluate the tactical or strategic opportunities available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making future acquisitions. Even if we are successful in making acquisitions, integrating an acquired company's business into our operations or investing in new technologies may (i) result in unforeseen operating difficulties and large expenditures and (ii) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key business customers or personnel and expose us to unanticipated liabilities. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquire, and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

We may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed.

As discussed herein, management has determined that we did not maintain effective controls over financial reporting as of December 31, 2022 due to the existence of material weaknesses, which we may not be able to remediate in a timely manner. See also "— *We have identified deficiencies in our internal control over financial reporting resulting in material weaknesses and the conclusion that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. If we fail to properly remediate these or any future material weaknesses or deficiencies or to maintain effective internal control over financial reporting, further material misstatements in our financial statements could occur and impair our ability to produce accurate and timely financial statements, which could cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our common stock.*" We cannot be certain as to the timing of completion of our remediation actions or their effect on our operations. If we are unable to remediate in a timely manner, this may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Class A common stock.

Risk Factors Relating to our Governance Documents

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such stockholder's counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Unless we consent in writing to the selection of an alternative forum, derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel except any action; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive, and this exclusive forum provision does not purport to waive, compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit the ability of a View stockholder to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

The provision of our charter that authorizes our Board to issue preferred stock from time to time based on terms approved by our Board may delay, defer or prevent a tender offer or takeover attempt that public stockholders might consider in their best interest.

The provision of our charter that authorizes our Board to issue preferred stock from time to time based on terms approved by our Board may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest.

Risk Factors Relating to our Management

The ability of our management to operate the business successfully will be largely dependent upon the efforts of certain key personnel of ours. The loss of such key personnel could negatively impact the operations and financial results of ours.

The ability of our management to operate the business successfully is dependent upon the efforts of certain key personnel of ours. Although we expect key personnel to remain with us, there can be no assurance that they will do so. It is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of ours. Furthermore, certain of the key personnel of View may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Risk Factors Relating to Dividends

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Risk Factors Relating to Securities and Industry Analysts

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. There has been limited research coverage by securities and industry analysts on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares of common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of common stock would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Risk Factors Relating to Warrants and Options

Warrants and options are or will in the future become exercisable for our Class A common stock, which, if exercised would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Private Placement Warrants to purchase an aggregate of approximately 366,666 shares of our Class A common stock became exercisable on August 26, 2021. Additionally, Public Warrants to purchase an aggregate of approximately 16,666,637 shares of our Class A common stock became exercisable on August 26, 2021. The exercise price of these warrants is $11.50 per share. Rollover Warrants to purchase an aggregate of approximately 3,220,494 shares of our Class A Common stock are exercisable or may become exercisable in the future. The Rollover Warrants have a weighted average exercise price of approximately $15.27. Additionally, 20,721,790 Rollover Options are or may in the future become exercisable. The Rollover Options have a weighted average exercise price of approximately $9.36. To the extent such warrants or options are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised could adversely affect the market price of our Class A common stock.

There is no guarantee that our Warrants, Rollover Warrants and Rollover Options will be in the money at the time they become exercisable, and they may expire worthless.

As of the date of this Annual Report on Form 10-K, we have 17,033,303 Warrants, 3,220,494 Rollover Warrants and 20,721,790 Rollover Options outstanding. The exercise price for our Warrants is $11.50 per share. The weighted average exercise price of the Rollover Warrants is $15.27 per share. The weighted average exercise price of the Rollover Options is $9.36 per share. The likelihood that the Selling Holders will exercise their Warrants, Rollover Warrants and Rollover Options, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Common Stock. On March 30, 2023, the closing price of our Class A common stock was $0.56 per share. If the market price of our Class A common stock continues to be less than the exercise price, it is unlikely that holders will exercise the Warrants, Rollover Warrants and Rollover Options, and therefore unlikely that we will receive any proceeds from the exercise of these warrants and options in the near future, or at all.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to a Warrant holder, thereby making the Warrants worthless.

We have the ability to redeem outstanding Warrants at any time while they are exercisable and prior to their expiration, provided that the last sales price of the Class A common stock reported has been at least $18.00 per share (subject to certain adjustments) on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given. If and when the Warrants become redeemable by us, we may exercise our redemption right. Redemption of the outstanding Warrants could force Warrant holders to: (1) exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (2) sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants or (3) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants.

In addition, we may redeem Warrants after they become exercisable for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Warrants are "out-of-the-money," in which case Warrants holders would lose any potential embedded value from a subsequent increase in the value of the Class A common stock had the Warrants remained outstanding.

The Warrants may not be in the money after they become exercisable, they may expire worthless and the terms of the Warrants may be amended in a manner that may be adverse to holders of our Warrants with the approval by the holders of a majority of the then outstanding Public Warrants, or, in the case of an amendment solely to the Private Placement Warrants, the approval of a majority of the holders of the then outstanding Private Placement Warrants. As a result, the exercise price of the Warrants could be increased, the Warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a Warrant could be decreased, all without a Warrant holder's approval.

The Warrants may never be in the money, and they may expire worthless. Our Warrants were issued in registered form under a warrant agreement, dated as of August 26, 2020, between Continental and us (the "Warrant Agreement"). The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder (i) for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Warrant Agreement or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties thereto may deem necessary or desirable and that the parties thereto deem shall not adversely affect the interest of the Warrant holders, and (ii) to provide for the delivery of Alternative Issuance (as defined in the Warrant Agreement) pursuant to Section 4.4 of the Warrant Agreement. All other modifications or amendments require the vote or written consent of the holders of a majority of the then outstanding Public Warrants. Any amendment solely to the Private Placement Warrants require the vote or written consent of a majority of the holders of the then outstanding Private Placement Warrants. Notwithstanding the foregoing, we may lower the price per share at which the shares of Class A common stock may be purchased at the time a Warrant is exercised or extend the duration of the exercise period pursuant to Sections 3.1 and 3.2 of the Warrant Agreement, respectively, without the consent of the Warrant holders.

Accordingly, we may amend the terms of the Warrant Agreement in a manner adverse to a holder if the holders of a majority of the then outstanding Public Warrants approve of such amendment or, in the case of an amendment solely to the Private Placement Warrants, if a majority of the holders of the then outstanding Private Placement Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the appropriate consent(s) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the

Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a Warrant.

Risk Factors Relating to Ownership of Our Securities

We have in the past and may in the future issue additional securities without your approval, which would dilute your ownership interests and may depress the market price of our securities.

We have in the past and may in the future issue additional shares of Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

- existing stockholders' proportionate ownership interest in our company will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each previously outstanding common stock may be diminished; and

- the market price of our securities may decline.

Resales of our securities may cause the market price of our securities to drop significantly, even if our business is doing well.

Subject to certain exceptions, a number of our stockholders were contractually restricted from selling or transferring their shares until the earlier of (i) six (6) months after the Closing, or (ii) the date after the Closing on which we consummate a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of our stockholders having the right to exchange their equity holdings in View for cash, securities or other property. However, following the expiration of such lockups on September 8, 2021, the View stockholders are no longer restricted from selling their securities, other than by applicable securities laws.

The 119,860,088 shares that were subject to the Lock-Up Agreements constitute approximately 49.8% of our outstanding Class A common stock based on the number of shares of Class A common stock outstanding as of March 27, 2023. Additionally, 17,033,303 shares of our Class A common stock are issuable upon the exercise of our Warrants. The warrants became exercisable on August 26, 2021. All of the Founder Shares, Registered PIPE Shares, Private Placement Shares, the shares under the Engagement Letter, the shares issuable upon the vesting of Restricted Stock Units, and the Private Placement Warrants have been registered for resale under the Securities Act. As the lock-up restrictions have expired and the warrants are exercisable, the sale or possibility of sale of shares could have the effect of increasing the volatility in our share price or the market price of our securities could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The trading price of our Class A common stock and warrants has been volatile and may be in the future.

The trading price of our Class A common stock and warrants has been, and may be in the future, highly volatile and subject to wide fluctuations due to a number of factors such as the following, some of which will be beyond our control. Some of the factors that could negatively affect the market price of our Class A common stock and warrants or result in significant fluctuations in price, regardless of our actual operating performance, include:

- our ability to maintain the listing of our securities on the Nasdaq;

- our ability to regain and maintain compliance with SEC and Nasdaq rules;

- actual or anticipated variations in our quarterly operating results;

- results of operations that vary from the expectations of securities analysts and investors;

- the impact of the continued effects of and responses to the ongoing COVID-19 pandemic and conflict in Ukraine;

- changes in financial estimates by us or by any securities analysts who might cover our securities;

- conditions or trends in our industry;

- changes in the market valuations of similar companies;

- changes in the markets in which we operate;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the smart glass industry;

- publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures, capital commitments, strategic partnerships or divestitures;

- investors' general perceptions of our company and our business;

- announcements by third parties of significant claims or proceedings against us;

- actions by stockholders, including the sale of shares of our common stock;

- speculation in the press or investment community;

- recruitment or departure of key personnel;

- overall performance of the equity markets;

- disputes or other developments relating to intellectual property rights, including patents, litigation matters and our ability to obtain, maintain, defend, protect and enforce patent and other intellectual property rights for our technologies;

- uncertainty regarding economic events;

- changes in interest rates;

- general market, political and economic conditions, including an economic slowdown;

- our operating performance and the performance of other similar companies;

- our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts;

- new legislation or other regulatory developments that adversely affect us, our markets or our industry; and

- other events or factors, many of which are beyond our control.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our Class A common stock and warrants to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our Class A common stock and warrants to decline materially.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are headquartered in Milpitas, California and manufacture our products at our facility located in Olive Branch, Mississippi. Our research and development activities are conducted at both our Milpitas and Olive Branch locations. We lease approximately 804,104 square feet of manufacturing space in Olive Branch under a lease expiring in March 2028. We also lease office space of 77,200 square feet in Milpitas under a lease expiring in September 2028. As of December 31, 2022, we have invested over $400.0 million in capital expenditures, primarily in the Olive Branch facility which continues to be our sole manufacturing hub since 2010. We believe our current facilities are secure under long-term leases and will support our anticipated growth over the next several years. As demand for our products increases, we expect to expand our operations in Olive Branch through the completion of a second production line, but do not intend to add new facilities in the near future.

Item 3. Legal Proceedings

From time to time, we are subject to claims, litigation, internal or governmental investigations, including those related to labor and employment, contracts, intellectual property, environmental, regulatory compliance, commercial matters and other related matters, some of which allege substantial monetary damages and claims. Some of these actions may be brought as class actions on behalf of a class or purported class of employees. We are also defendants in judicial and administrative proceedings involving matters incidental to our business. Legal expenses are expensed as incurred.

We accrue a charge when our management determines that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a loss is probable, we record an accrual based on the reasonably estimable loss or range of loss. When no point of loss is more likely than another, we record the lowest amount in the estimated range of loss and disclose the estimated range. We do not record liabilities for reasonably possible loss contingencies but do disclose a range of reasonably possible losses if they are material and we are able to estimate such a range. If we cannot provide a range of reasonably possible losses, we explain the factors that prevent us from determining such a range. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. The ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, our business, financial condition, results of operations, or cash flows could be materially and adversely affected. We may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Securities Litigation

On August 18, 2021, plaintiff Asif Mehedi filed a putative securities class action in the United States District Court for the Northern District of California (Mehedi v. View, Inc. f/k/a CF Finance Acquisition Corp. II et al. (No. 5:21CV06374, N.D. Cal.)) alleging violations of the federal securities laws by the Company, Rao Mulpuri, and Vidul Prakash. On February 8, 2022, the Court appointed Stadium Capital LLC lead plaintiff and denied the competing motion of Sweta Sonthalia. The Ninth Circuit Court of Appeals denied Ms. Sonthalia's petition for a writ of mandamus to vacate the lead plaintiff order.

On July 15, 2022, Stadium Capital filed an amended complaint against View, Mulpuri, and Prakash; certain current and former View board members; Cantor Fitzgerald & Co. and related entities; officers and board members of CF II; and PricewaterhouseCoopers LLP. The action is brought on behalf of a putative class consisting of (i) all persons or entities who purchased or otherwise acquired View and/or CF II securities between November 30, 2020 and May 10, 2022, inclusive; (ii) all persons or entities who were holders of CF II Class A common stock as of the January 27, 2021 record date that were entitled to vote to approve the merger between View and CF II; and (iii) all persons or entities who purchased or otherwise acquired View securities pursuant or traceable to the Form S-4 Registration Statement filed by CF II on December 23, 2020. The amended complaint asserts claims under Sections 10(b) (and Rule 10b-5 thereunder), 14(a) (and Rule 14a-9 thereunder), and 20(a) of the Securities Exchange Act and Sections 11, 12, and 15 of the Securities Act.

The amended complaint alleges that certain defendants failed to disclose to investors that the Company's warranty-related obligations and associated cost of revenue were materially false and misleading because they excluded expenses the Company incurred and expected to incur due to significant quality issues. The amended complaint alleges that certain defendants' positive statements about the Company were false and materially misleading as a result, and that such statements caused the price of the Company's stock to be inflated. The amended complaint alleges that class members were damaged when the price of the Company's stock declined on the trading day following (1) August 16, 2021, when the Company announced an independent investigation concerning the adequacy of the Company's previously disclosed warranty accrual, and (2) May 10, 2022, when the Company stated that management anticipated that it would be disclosing substantial doubt about the Company's ability to continue as a going concern and that the Company's cash position was $200.5 million at the end of Q1 2022. The amended complaint seeks unspecified compensatory damages and costs, including attorneys' fees.

Defendants filed motions to dismiss on October 6, 2022, Stadium Capital filed its opposition to the motions on November 14, 2022. Defendants filed replies in support of the motions to dismiss on December 14, 2022. The motions are set for hearing on April 20, 2023.

Given the early stage of this matter, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

Derivative Litigation

On December 6, 2021, a purported Company shareholder filed a verified stockholder derivative complaint (nominally on behalf of the Company) against Rao Mulpuri, Nigel Gormly, Harold Hughes, Tom Leppert, Toby Cosgrove, Lisa Picard, Julie Larson-Green, and Vidul Prakash (Jacobson v. Mulpuri, et al. (No. 1:21CV01719, D. Del.)). On May 24, 2022, plaintiff and purported Company stockholder Anil Damidi filed a verified stockholder derivative complaint (nominally on behalf of the Company) against the same defendants as in the Jacobson complaint: Mr. Mulpuri, Mr. Gormly, Mr. Hughes, Mr. Leppert, Mr. Cosgrove, Ms. Picard, Ms. Larson-Green, and Mr. Prakash. On July 26, 2022, plaintiff and purported Company stockholder James Monteleone filed a verified stockholder derivative complaint (nominally on behalf of the Company) against the same defendants as in the Jacobson and Damidi complaints: Mr. Mulpuri, Mr. Gormly, Mr. Hughes, Mr. Leppert, Mr. Cosgrove, Ms. Picard, Ms. Larson-Green, and Mr. Prakash.

On September 8, 2022, the Jacobson, Damidi, and Monteleone cases were assigned to Judge Gregory Williams. On September 30, 2022, Judge Williams entered the parties' stipulation to (1) consolidate the three actions into In re View, Inc. Derivative Litigation, C.A. No, 21-1719-GBW (Consolidated), (2) appoint co-lead counsel for plaintiffs, and (3) stay all proceedings in the consolidated action until the Mehedi class action is dismissed in its entirety, with prejudice, and all appeals related thereto have been exhausted, or is resolved by settlement, or the motions to dismiss in the Mehedi class action are denied. Any party may request that the Court lift the stay upon good cause shown and bringing the matter to the Court's attention.

The stipulation deems the Damidi complaint to be the operative complaint in the consolidated case until any amended complaint is filed. The Damidi complaint asserts claims for violation of Sections 10(b) and 21D of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets. The complaint seeks unspecified money damages, restitution, punitive damages, and costs (including attorneys' fees and accountants' and experts' fees, costs, and expenses). The Damidi complaint alleges that the defendants failed to prevent the Company from making false statements regarding the Company's business results and prospects and that the Company has been harmed by incurring legal fees and potential liability in investigations and lawsuits.

Given the early stage of this matter, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

Government Investigation

On November 9, 2021, the Company announced that it had voluntarily reported to the SEC that the Audit Committee of the Company's board of directors was conducting an independent, internal investigation into the adequacy of the Company's previously reported warranty accrual. In January 2022, the Company was informed that the SEC is conducting a formal investigation of this matter. The Company has cooperated with the SEC's investigation and intends to continue doing so.

In June 2022, the U.S. Attorney's Office for the Southern District of New York requested information related to this matter. The Company has cooperated with the U.S. Attorney's Office in connection with these requests and intends to continue doing so.

Given the early stage of these matters, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

Northern District of Mississippi Environmental Matter

In September and August of 2021, the Mississippi Commission on Environmental Quality ("MCEQ"), Desoto County Regional Utility Authority ("DCRUA") and the City of Olive Branch, Mississippi ("Olive Branch"), each issued notices and orders to the Company with respect to our discharges of water from our Olive Branch facility into the publicly owned treatment works ("POTW") of DCRUA and Olive Branch without first obtaining a pretreatment permit. In August 2021, a Subpoena to Testify Before a Grand Jury was issued out of the United States District Court for the Northern District of Mississippi ("Subpoena") requiring us to produce to the Environmental Protection Agency ("EPA") various documents relating to environmental matters at our Olive Branch facility, including but not limited to hazardous waste records, air emissions records, storm water discharges records and wastewater disposal records. We have cooperated fully with each such notice, order and Subpoena.

On April 13, 2022, the Company and the United States Attorney's Office for the United States District Court for the Northern District of Mississippi agreed in principle to the terms of a global settlement resolving the prospect of claims and charges against the Company relating to all prior discharges of water into the POTW of DCRUA and Olive Branch without first obtaining a pretreatment permit. The principal terms of the settlement are:

1. the Company pleading guilty to a single misdemeanor count for negligently discharging wastewater to a POTW without first obtaining a pretreatment permit in violation of 33 U.S.C. § 1319(c)(1)(A);

2. the Company paying a fine of $3.0 million over a three-year period in equal installments of $1.0 million to the federal government;

3. the Company paying a special assessment of $125 to the federal government pursuant to 18 U.S.C. § 3013(a)(1)(B);

4. the Company entering a separate civil Agreed Order with the MCEQ that requires the payment of a separate civil penalty of $1.5 million;

5. the Company making a separate community service payment in the amount of $0.5 million to DCRUA, to be used for the sole purpose of expanding wastewater treatment capacity in DeSoto County, Mississippi, within 30 days of entering the Plea Agreement;

6. the Company implementing an environmental management system that conforms to ISO 14001:2015 standards or a similar environmental management system approved by the United States Environmental Protection Agency, which is expected to result in $0.3 million in consulting and personnel costs;

7. the Company implementing agreed upon wastewater reduction plans, which is expected to result in approximately $5.5 million in capital expenditures to install a wastewater treatment and recycling system;

8. the Company obtaining a pretreatment permit from MDEQ, or entering an Agreed Order with MCEQ and operating in compliance with that Agreed Order until a permit can be obtained;

9. the Company obtaining wastewater discharge permits from DCRUA and Olive Branch, or entering into Consent/ Compliance Order(s) or Agreement(s) with DCRUA and Olive Branch that are consistent with any Agreed Order

entered with MCEQ and operating in compliance with such Consent/Compliance Order(s) or Agreement(s) until permits can be obtained; and

10. the Company agreeing to probation for three years.

The terms of the Plea Agreement are subject to the approval of the United States District Court for the Northern District of Mississippi. On November 7, 2022, View finalized an Agreed Order with the MCEQ as contemplated by the settlement terms. On November 16 and 17, 2022, Olive Branch and DCRUA, respectively, approved a joint Agreed Order with View consistent with the settlement terms. View continues to coordinate with MDEQ and the local authorities with respect to the obligations contemplated by the settlement terms, including obtaining a pretreatment permit from the Mississippi Environmental Quality Permit Board, which has not been granted as of the date of this Annual Report on Form 10-K.

We recognized the $5.0 million of penalties we expect to incur in conjunction with this settlement within other expense, net, for the year ended December 31, 2021, which is included within Accrued expenses and other current liabilities as of December 31, 2022 and 2021.

Section 205 Application

On March 5, 2021, the stockholders of CF Finance Acquisition Corp. II ("CF Finance"), now known as View, Inc., voted at a special meeting of stockholders (the "Special Meeting") to approve certain matters relating to the business combination in which CF Finance acquired View Operating Corporation (formerly known as View, Inc.) (the "Business Combination"). Among these matters were proposals to amend CF Finance's then-effective Amended and Restated Certificate of Incorporation to, among other things, (i) increase the number of authorized shares of Class A Common Stock from 100,000,000 to 400,000,000 shares (the "First Charter Amendment") and (ii) increase the number of authorized shares of Class A Common Stock from 400,000,000 to 600,000,000 shares (the "Second Charter Amendment" and, collectively, the "Charter Amendments").

The Charter Amendments were each approved by a majority of the shares of CF Finance's Class A Common Stock and Class B Common Stock, voting together as a single class, which were outstanding as of the record date for the Special Meeting. Although the votes on the Charter Amendments were not structured as separate class votes by the holders of Class A Common Stock, the Charter Amendments each received the approval of the votes of a majority of shares of Class A Common Stock. At the Special Meeting, the stockholders also voted to approve the Business Combination. On March 5, 2021, CF Finance filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware reflecting the First Charter Amendment, and on March 8, 2021, CF Finance filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware reflecting the Second Charter Amendment.

A recent decision of the Court of Chancery of the State of Delaware has created uncertainty regarding the validity of the Charter Amendments and whether separate votes of the majority of the then-outstanding shares of Class A Common Stock would have been required under Section 242(b)(2) of the DGCL.

In light of the recent Court of Chancery decision, on February 15, 2023, the Company filed an application in the Court of Chancery pursuant to Section 205 of the DGCL seeking validation of the Charter Amendments and any shares issued pursuant thereto to resolve any uncertainty with respect to those matters (the "Application"). On February 16, 2023, the Court of Chancery granted the Company's motion to expedite proceedings and set a hearing date for the Application to be heard. On March 6, 2023, the Court held a hearing on the Application. At the hearing, the Court entered an oral ruling on the record granting the Company's Application, and subsequently entered a written order (1) validating and declaring effective the March 5, 2021, stockholder votes approving the Charter Amendments; (2) validating and declaring effective the Charter Amendments, including the filing and effectiveness thereof; and (3) validating and declaring authorized the Company's securities (and the issuance of the securities) described in the Application, whether already issued or to be issued pursuant to authorization under the Charter Amendments.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A Common Stock and Public Warrants are listed on Nasdaq under the symbols "VIEW" and "VIEWW", respectively.

Holders

As of the filing of this Annual Report on Form 10-K, the Company's common shares are traded on the Nasdaq (NASDAQ: VIEW). As of March 27, 2023, there were approximately 84 holders of record of approximately 240,740,922 shares of Class A Common Stock. The actual number of stockholders of our Common Stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of common stock are held in street name by banks, brokers and other nominees. There were approximately 2 holders of record of approximately 17,033,303 public and private warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Equity Securities

On March 8, 2021 (the "Closing Date"), View, Inc., a Delaware corporation (f/k/a CF Finance Acquisition Corp. II ("CF II")) (the "Company" or "View"), consummated the previously announced merger pursuant to an Agreement and Plan of Merger, dated November 30, 2020 (as amended, modified or waived from time to time, the "Merger Agreement"), by and among CF II, PVMS Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of CF II ("Merger Sub"), and View Operating Corporation, a Delaware corporation (f/k/a View, Inc.) ("Legacy View").

Pursuant to the Merger Agreement, the Business Combination between the Company and Legacy View was effected through the merger of Merger Sub with and into Legacy View, with Legacy View surviving as the surviving company and as a wholly-owned subsidiary of CF II (the "Merger" and, collectively with the other transactions described in the Merger Agreement, the "Transactions"). On the Closing Date, the Company changed its name from CF Finance Acquisition Corp. II to View, Inc. and Legacy View changed its name from View, Inc. to View Operating Corporation.

In connection with the special meeting of the stockholders of CF II held on March 5, 2021 (the "Special Meeting") and the Merger, holders of 12,587,893 shares of Company Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), exercised their right to redeem their shares for cash at a redemption price of $10.00 per share, for an aggregate redemption amount of approximately $125.88 million.

On March 8, 2021, at the effective time of the Merger (the "Effective Time"), and subject to (and except as specifically provided by) the terms of the Merger Agreement, each share of Legacy View common stock, par value $0.0001 per share and each share of Legacy View preferred stock, par value $0.0001 per share, that was issued and outstanding immediately prior to the Effective Time, was automatically cancelled and ceased to exist in exchange for 0.02325 shares (the "Exchange Ratio") of Class A Common Stock for each share of Legacy View common stock and Legacy View preferred stock, without interest, subject to rounding up such fractional shares of each holder to the nearest whole share of Class A Common Stock (after aggregating all fractional shares of Class A Common Stock that otherwise would be received by such holder).

At the Effective Time, each share of Merger Sub common stock outstanding immediately prior to the Effective Time, automatically and without any required action on the part of any holder or beneficiary thereof, was converted into and exchanged for one validly issued, fully paid and nonassessable share of Legacy View common stock.

At the Effective Time, each option to purchase shares of Legacy View common stock that was outstanding immediately prior to the Effective Time, whether vested or unvested, was assumed by the Company and converted into an option to purchase that number of shares of Class A Common Stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Legacy View common stock subject to the Legacy View option immediately prior to the Effective Time multiplied by (b) the Exchange Ratio. Such assumed option shall have a per share exercise price for each share of Class A Common Stock issuable upon exercise of the assumed option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (i) the exercise price per share of Legacy View common stock subject to such Legacy View option immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time, each assumed option is governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy View option immediately prior to the Effective Time.

At the Effective Time, each Legacy View warrant that was outstanding immediately prior to the Effective Time was assumed by the Company and converted into an assumed warrant exercisable for that number of shares of Class A Common Stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Legacy View capital stock subject to the Legacy View warrant immediately prior to the Effective Time multiplied by (b) the Exchange Ratio. Such assumed warrant shall have a per share exercise price for each share of Class A Common Stock issuable upon exercise of the assumed warrant shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (i) the exercise price per share of Legacy View capital stock subject to the Legacy View warrant immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time, each assumed warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy View warrant immediately prior to the Effective Time.

At the Effective Time, the Sponsor subjected 4,970,000 of its shares of Class B Common Stock (the "Sponsor Earn-Out Shares") to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on a five year post-Closing earnout, with (a) 50% of the Sponsor Earn-Out Shares being released if the stock price of Class A Common Stock exceeds $12.50 for 5 out of any 10 trading days, (b) 25% of the Sponsor Earn-Out Shares being released if the stock price of Class A Common Stock exceeds $15.00 for 5 out of any 10 trading days and (c) 25% of the Sponsor Earn-Out Shares being released if the stock price of Class A Common Stock exceeds $20.00 for 5 out of any 10 trading days, in each case, subject to early release for a Combined Entity sale, change of control or going private transaction or delisting after the Effective Time.

Following the Effective Time, View granted 12,500,000 performance-based restricted stock units for shares of Class A Common Stock of the Company (the "Officer RSUs") and 5,000,000 options to purchase Class A Common Stock of the Company (the "Officer Options" and together with the Officer RSUs, the "Officer Earnout Awards") to View's executive officers. The Officer RSUs are subject to both time and market based vesting conditions. The Officer RSUs time vest over a four-year period with 25% to vest on the twelve-month anniversary of the Closing and the remaining 75% to vest on a monthly basis over the following thirty-six months, subject to the following market-based vesting. 50% of the Officer RSUs granted to each executive officer will only vest if the share price hurdle of $15.00 is achieved and the remaining 50% of such Officer RSUs will vest if the share price hurdle of $20.00 is achieved. The Officer Options time vest over a four-year period with 25% to vest on the twelve-month anniversary of the Closing and the remaining 75% will vest on a monthly basis over the following thirty-six months. On November 9, 2021, 1,000,000 Officer RSUs were cancelled in connection with an executive officer's resignation from the Company. On March 8, 2022, 700,000 Officer RSUs were cancelled in connection with an executive officer's resignation from the Company. For further details about the Officer Earnout Awards, see Note 13 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" and Part III, Item 13. "Executive Compensation" of this Annual Report on Form 10-K.

Following the Effective Time, View granted a nonqualified stock option award to its CEO to purchase 25,000,000 shares of Class A Common Stock of the Company at an exercise price of $10.00 per share ("CEO Option Award"), which will vest in ten equal tranches upon the achievement of certain stock price hurdles as specified for each tranche, subject to the CEO's continued employment. For further details about the CEO Option Award, see Note 13 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" and Part III, Item 13. "Executive Compensation" of this Annual Report on Form 10-K.

As of the opening of trading on March 9, 2021, the Class A Common Stock and warrants of View, Inc. (f/k/a CF Finance Acquisition Corp. II), began trading on the Nasdaq Stock Market ("Nasdaq") as "VIEW" and "VIEWW", respectively.

As previously disclosed, on November 30, 2020, CF II entered into separate Subscription Agreements with a number of subscribers (each an "Initial Subscriber"), pursuant to which the Initial Subscribers agreed to purchase, and CF II agreed to sell to the Initial Subscribers, an aggregate of up to 30,000,000 shares of Class A Common Stock (the "Initial PIPE Shares"), for a purchase price of $10.00 per share, and on January 11, 2021, CF II entered into a Subscription Agreement with an additional subscriber (the "Additional Subscriber" and together with the Initial Subscribers, the "PIPE Subscribers"), pursuant to which the Additional Subscriber agreed to purchase, and CF II agreed to sell to the Additional Subscriber, up to 17,777,778 shares of Class A Common Stock (the "Additional PIPE Shares" and together with the Initial PIPE Shares, the "PIPE Shares"). The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements was contingent upon, among other customary closing conditions, including the substantially concurrent closing of the Merger (the "Closing"). On March 8, 2021, substantially concurrently with the Closing, the sale of the PIPE Shares was consummated, pursuant to which (after taking into account open market purchases by the Initial Subscribers and the 9.85% cap applicable to the Additional Subscriber), the Initial Subscribers purchased an aggregate of 26,078,242 shares of Class A Common Stock and the Additional Subscriber purchased 16,024,914 shares of Class A Common Stock, for total gross proceeds to the Company of approximately $441.1 million.

The securities issued in connection with the PIPE Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

In the second quarter of 2021, the Company granted an aggregate amount of 257,625 restricted stock units for shares of Class A Common Stock of the Company to its independent directors. On May 14, 2021, Toby Cosgrove, Lisa Picard, Nigel Gormly, Harold Hughes and Tom Leppert, were each granted 27,662 RSUs, subject to time-based vesting conditions that vest in equal, quarterly installments over one year. On May 14, 2021, the Company granted RSUs to Mr. Hughes in the amount of 55,325 units and Mr. Leppert in the amount of 41,493 units. Such RSUs granted to Mr. Hughes and Mr. Leppert are subject to time-based vesting conditions and vest in equal installments over a three-year period with 33% to vest on each twelve-month anniversary of the grant date. On June 14, 2021, the Company granted Julie Larson-Green 22,497 RSUs, subject to time-based vesting conditions that vest in equal, quarterly installments over one year. Mr. Hughes' and Mr. Leppert's remaining unvested RSUs were cancelled in connection with their resignations on February 22, 2022. As of December 31, 2022, 146,973 restricted stock units of these RSUs have vested.

On December 1, 2021, we issued 2,000,000 shares of unregistered Class A common stock to RXR Urban Workplaces LLC and a warrant to purchase 1,000,000 shares of Class A common Stock as consideration for the purchase of certain assets relating to the WorxWell business line. The View common stock issued is subject to a lockup period of the earlier of (i) December 1, 2026, (ii) View's common stock's closing price 60-day trailing average reaches $50.00 per share, or (iii) the Company undergoes a change in control. The warrant has an exercise price of $10.00 per share and may only be exercised on or after the earliest of (i) December 1, 2026 (ii) View's common stock's closing price 60-day trailing average reaches $50.00 per share, or (iii) the Company undergoes a change in control.

On August 5, 2022, the Company's board of directors, upon recommendation of the compensation committee, approved an amendment (the "Amendment") to the Officer RSUs under the 2021 Plan, which provided that, effective as of September 8, 2022, the market-based vesting conditions applicable to the Officer RSUs were no longer applicable, and the awards will continue to vest subject only to the time-based vesting conditions, subject to the executive's continued employment with the Company through each applicable vesting date. Any Officer RSUs that are not time-vested as of the date of the executive's termination of employment with the Company shall be forfeited and returned to the 2021 Plan. Except as expressly amended by the Amendment, all the terms and conditions of the Officer RSUs remained in full force and effect. As of December 31, 2022, 4,725,000 restricted stock units of the Officer RSUs have vested and 2,217,046 restricted stock units were withheld and retired in connection with tax withholding payments made by the Company on behalf of the Officers.

On October 25, 2022, the Company entered into the Investment Agreement, pursuant to which it agreed to sell $200.0 million in aggregate principal amount of the Convertible Notes, with the option to sell an additional $40.0 million Notes, to the Purchasers in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company is selling the Convertible Notes to the Purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by the Purchasers in the Investment Agreement. The Company is issuing the Warrants in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by RXR FP in the Warrant Agreements.

Issuer Purchases of Equity Securities

None.

Securities authorized for issuance under equity compensation plans

Information regarding our securities authorized for issuance under equity compensation plans will be included in Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this Annual Report on Form 10-K.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis is provided in addition to the accompanying consolidated financial statements and notes, and for a full understanding of View's results of operations and financial condition should be read in conjunction with the consolidated financial statements and notes included in this Annual Report on Form 10-K included in Part II, Item 8, "Financial Statements and Supplementary Data."

Overview

Our Business

We are a leading smart buildings platform and technology company that transforms buildings to improve human health and experience, reduce energy consumption and carbon emissions, and generate additional revenue for building owners.

Our innovative products are designed to enable people to lead healthier and more productive lives by increasing access to daylight and views, while minimizing associated glare and heat from the sun and keeping occupants comfortable. These products also simultaneously reduce energy consumption from lighting and HVAC, thus reducing carbon emissions. To achieve these benefits, we design, manufacture, and provide electrochromic or smart glass panels to which we add a 1 micrometer (~1/100th the thickness of human hair) proprietary electrochromic coating. These smart glass panels, in combination with our proprietary network infrastructure, software and algorithms, intelligently adjust in response to the sun by tinting from clear to dark states, and vice versa, to minimize heat and glare without ever blocking the view. In addition, we offer a suite of fully integrated, cloud-connected smart-building products that are designed to enable us to further optimize the human experience within buildings, improve cybersecurity, further reduce energy usage and carbon footprint, reduce real estate operating costs, provide real estate owners greater visibility into and control over the utilization of their assets, and provide a platform on which to integrate and deploy new technologies into buildings.

Our earlier generation products are described best as "smart glass," which are primarily composed of three components that all work together to produce a solution:

- the insulating glass unit; which is either double or triple pane with a micrometer semiconductor (or electrochromic) coating;

- the network infrastructure; which is composed of the controllers, connectors, sensors, and cabling; and

- the software: which includes the predictive algorithms, artificial intelligence, remote management tools, and user-facing iOS and Android apps, to control the tint of the glass.

After we completed installations in a few hundred buildings, we identified an opportunity to use our network infrastructure and cabling as the backbone on which different smart and connected devices in a typical building could operate. We believe customers using View Smart Glass can leverage our network as their building's operations technology infrastructure to reduce duplicative labor costs, reduce materials usage, provide better cyber security, improve visibility and management of connected devices, and future-proof the building through easy upgradability.

Recognizing the opportunity to significantly improve the human experience, energy performance and carbon footprint in buildings, and real estate operating costs through adoption of technology, we began selling a Smart Building Platform, which is a fully integrated smart window platform, to building owners starting in 2021. Concurrent with the commencement of the sales efforts, we also began hiring an extensive team of construction managers, project managers, and building specialists to enable us to work towards delivering the fully installed and integrated Smart Building Platform, which had historically been the responsibility of the general contractor's glazing and low-voltage electrician ("LVE") subcontractors.

The Smart Building Platform includes end-to-end design and deployment services, and also enables next generation Smart Building Technologies. We began offering our Smart Building Platform for the following strategic reasons:

- To optimize the design, aesthetics, energy performance and cost of the entire smart façade (or digital skin) of the building, rather than just one component (smart glass), thus benefiting both customers and us.

- To elevate the window selection and purchase decision to a customer and decision maker that has a more global view of the project and is in a much better position to make an informed decision regarding all the benefits provided by our Smart Building Platform.

- To accelerate the integration of new technologies into the fabric of the building. Today, this includes integrating environmental quality sensors and immersive, transparent, high-definition displays into smart windows. Importantly, our smart façade design enables future hardware and software upgrades into the building infrastructure.

- We believe delivering a digital, connected façade and smart building platform will enable future business opportunities and pricing models as buildings, both existing and new, incorporate additional technology and connected products.

Our next generation, smart building network is designed as a scalable and open infrastructure in which the smart window is now another node of the network; in addition, the network is now equipped to host other connected devices and applications, from both us and third parties, as additional nodes on the network. The network has its own 48v direct current power and power-over-ethernet ports to incorporate other connected devices on a standard protocol. Also integrated into the network throughout the building is gigabit speed linear ethernet coaxial cable, as well as optical fiber. Computer processing is also built into the backbone of the network with x86 and ARM processing cores. The network also includes an operating system with capabilities to run third party applications and services, security protocol to protect buildings from cyberattacks, and several elements of a digital twin of the building. Our smart building network also hosts artificial intelligence and machine learning engines, which we developed, and also provides access to artificial intelligence and machine learning engines that are in the cloud. The exterior of the building is the largest in surface area. With the smart building network, the entire exterior of the building can be digitized. Activating the exterior through digitization creates multiple opportunities for building owners and occupants.

This next generation, smart building network enables other devices and smart building applications to be built and connected to our smart building network. A few applications we have already built and deployed on our next generation network include:

- Transparent Displays: View Immersive Display. Integrated into the smart window and connected to the same network as the glass, Immersive Display allows users to turn their windows into the equivalent of an iPad or tablet — an interactive digital display that allows users a new way to digest multi-media content. Immersive Displays are large-format (55 inches and larger), digital, high-definition, interactive canvases that can be used to broadcast content, host video calls and display information and digital art to large groups of people, while maintaining a view of the outdoors through the window on which it is integrated.

- Personalized Health: View Sense. An integrated, enterprise-grade, secure, sensor module that monitors multiple environmental variables (e.g., CO_2, Temperature, Volatile Organic Compounds, Humidity, Dust, Light, and Noise) to provide illustrative data and information to building management teams in order to improve building performance and enhance human health and comfort.

Our R&D continues to focus on not only improving the smart glass product but also on continually bringing more smart building applications and capabilities to market, as well as collaborating with other industry partners to integrate their devices and applications with our smart building network, with the aim of making building occupants more comfortable, healthier, and more productive, making buildings more sustainable, and providing better information to building owners to streamline operations and reduce operating costs.

In terms of the value propositions to our customers, our earlier generation smart glass product focused primarily on improving occupant experience and reducing energy costs through adjustments of the glass tint. The current generation of the product focuses not only on improving energy savings and user experience through smart glass; it also focuses on increasing occupant productivity, creating healthier buildings, and using data from other devices to develop broader insights that further improve building operations and reduce energy usage. Current scientific research supports that cognitive function and in turn, productivity goes up when building occupants are exposed to more natural light and comfortable workspaces; they sleep better, and they experience less eye strain, fewer headaches, and lower stress. In a study published in the International Journal of Environmental Health and Public Health in 2020, researchers at the University of Illinois and SUNY Upstate Medical University found that employees working next to View Smart Glass during the day slept 37 minutes longer each night, experienced half as many headaches, and performed 42% better on cognitive tests. The research was sponsored in part by us.

We also recognized that the new Smart Building Platform offering would potentially enable the company to move 'up' the supply chain of the construction industry. Whereas our traditional offering placed us in the role of a supplier to subcontractors of the General Contractor ("GC"), the level of integration and oversight needed to ensure a quality installation and integration of the complete smart building platform is designed to incentivize building owners and GCs to engage directly with us, engaging us to assume the role of the prime contractor for the platform rather than supplier of subcomponent materials. This would also better position us to upsell additional goods and services to the building owners in the future, which could be more efficiently integrated into the smart building platform than with the traditional offering.

Today, our Smart Glass products are installed into over 48 million square feet of buildings, including offices, hospitals, airports, educational facilities, hotels, and multi-family residences. In addition to our Smart Building Platform, we continue to sell smart windows through our Smart Glass offering and several, individual smart building products through our Smart Building Technologies offerings. Across our combined product lines, our products are installed in 100 million square feet of buildings.

To date, we have devoted our efforts and resources towards the development, manufacture, and sale of our product platforms, which we believe have begun to show strong market traction. We have also devoted significant resources to enable our View Smart Building Platform, a new offering beginning in 2021. For the years ended December 31, 2022 and 2021 our revenue was $101.3 million and $74.0 million respectively, representing period-over-period growth of 36.9%.

Key Factors Affecting Operating Results

Execution of Growth Strategies

We believe that we are just beginning to address our market opportunity, which we expect to be driven by four multi-decade, secular trends: (i) climate change, Environmental, Social and Governance ("ESG") and sustainability, (ii) a growing focus on human health inside buildings, (iii) an increased desire for better human experiences in buildings, and (iv) a growing demand for smart and connected buildings.

To capitalize on these trends and our market opportunity, we must execute on multiple growth initiatives, the success of which may depend on our ability to develop mainstream acceptance of our products, including (i) increasing awareness of our products and their benefits across major markets in North America and internationally, (ii) increasing recurring sales, (iii) expanding our product portfolio, (iv) expanding our sales channels to include real estate brokers, (v) continuing to develop strong relationships with ecosystem partners such as building owners, developers, tenants, architects, contractors, low voltage electricians and glaziers, and (vi) expanding outside North America into international markets.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was passed by Congress and signed into law by President Joe Biden. The IRA includes the implementation of a new alternative minimum tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate incentives, and other provisions. The Investment Tax Credit ("ITC") available to our customers under the IRA has increased demand for our products by reducing the net cost of our products to our customers. However, the full future impact of the ITC cannot be known with any certainty, and we may not recognize any or all of the expected benefits of the ITC.

While we believe that the prevailing secular trends will continue to drive adoption of smart glass, current macro-economic factors are having a negative impact on the overall real estate market including higher interest rates, uncertainty in the lending markets and post-COVID-19 pandemic office occupancy. The above growth strategies also depend upon our ability to continue as a going concern. As of the date of this Annual Report, the Company has determined that there is substantial doubt about its ability to continue as a going concern, as the Company does not currently have adequate financial resources to fund its forecasted operating costs and meet its obligations for at least twelve months from the filing of this Annual Report on Form 10-K.

As discussed further in Note 10 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," we raised additional capital of $206.3 million, after deducting fees and offering expenses, during the fourth quarter of 2022 through the issuance of Convertible Senior Pay In Kind ("PIK") Toggle Notes (The "Notes"). In order to reduce the cash used in operating activities, we implemented certain cost savings initiatives in the second half of 2022, as well as a restructuring plan in March 2023 as further discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data." While these plans are anticipated to reduce cash outflow when compared to prior periods, our continued existence is dependent upon our ability to obtain additional financing, as well as to attain and maintain profitable operations by entering into profitable sales contracts and generating sufficient cash flow to meet its obligations on a timely basis. Our business will require a significant amount of capital investments to execute our long-term business plans.

Technology Innovation

With more than 1,400 patents and patent filings and over 14 years of research and development experience, we have a history of technological innovation. We have a strong research and development team, including employees with expertise in all aspects of the development process, including materials science, electronics, networking, hardware, software, and human factors research. Since inception, we have made significant investments in research and development and hiring top technical and engineering talent to improve our existing products and develop new products to increase our differentiation in the market. In 2021 and 2020, we introduced a new suite of products to complement our market-leading smart glass and optimize the human experience while making buildings more intelligent. These products are collectively referred to under the umbrella brand name "The Smart Building Cloud":

- View Net. Our next generation controls, software and services ("CSS"), a cloud-connected, network infrastructure offering that powers our smart glass products and can incorporate and power other smart building devices from us and other companies. This high bandwidth data and low voltage power network serves as the backbone to an intelligent building platform and provides future-proofing by enabling the addition of new capabilities during a building's lifetime.

- View Immersive Display. Our transparent, digital, interactive surface product that incorporates see-through, high definition displays directly onto the smart window.

- View Sense. Modules that provide the ability to measure and optimize light, humidity, temperature, air quality, dust and noise to improve occupant wellness.

- View Secure Edge. Our plug-and-play edge-to-cloud solution that enables IT and digital innovation teams to securely connect new and existing buildings to the cloud; centrally manage building networks, systems, and data in the cloud; and deploy edge applications for real-time processing, insights, and optimizations.

- View Remote Access. Our secure access portal that enables IT teams to reduce the cost and cybersecurity risks of maintaining smart buildings by providing vendors and technicians with secure, auditable, time-bound remote access to building networks and devices.

- View Building Performance. Our configurable application and web-based tool that enables building managers to measure, optimize and automate building performance with comprehensive, contextual, and actionable insights consolidated from disparate on-premises and cloud-based systems.

- View Workplace Experience. Our configurable application and web-based tool that enables corporate facilities managers to create healthier, more efficient, and more productive workplaces by uncovering actionable insights related to building health, space utilization and workplace operations.

With the completed launch and ramp of our fourth-generation smart glass product and our Smart Building Platform product, as well as the launch of new product offerings in our Smart Building Technologies behind us, we have recently determined to reduce the level of spend in research and development as we focus on the profitability of our business. As such, we anticipate a moderation of our research and development expenses in future periods.

Competition

We compete in the commercial window industry and the electrochromic glass industry, as well as within the larger smart building products industry, each of which is highly competitive and continually evolving as participants strive to distinguish themselves within their markets, including through product improvement, addition of new features, and price. We believe that our main sources of competition are existing commercial window manufacturers, electrochromic glass manufacturers, and companies developing smart building products and intrusion detection solution technologies. We believe the primary competitive factors in our markets are:

- Technological innovation;

- Ability to integrate multiple systems efficiently and effectively;

- Product performance;

- Product quality, durability, and price;

- Execution track record; and

- Manufacturing efficiency.

Capacity

We currently manufacture the insulating glass units ("IGUs") included in the View Smart Glass and View Smart Building Platform product offerings at our production facility located in Olive Branch, Mississippi. We operate a sophisticated manufacturing facility designed for performance, scale, durability, and repeatability. Our manufacturing combines talent, equipment, and processes from the semiconductor, flat panel display, solar and glass processing industries. Our proprietary manufacturing facility has been in use since 2010. We currently operate one production line in our facility with a name-plate capacity of approximately 5 million square feet of smart glass per year. In addition, we have partially completed the construction of a second production line at our Olive Branch facility. Once operational, we expect our facility's name-plate capacity to increase by an additional 7.5 million square feet of smart glass per year, bringing our total name-plate capacity of our facility to 12.5 million square feet per year. We believe our manufacturing facility will enable us to achieve economies of scale, meet future demand, and achieve profitability.

As of December 31, 2022, we have invested over $400 million in capital expenditures primarily in our factory. We expect to incur additional factory capital expenditure of up to approximately $90 million in future periods with respect to facility automation and completion of the second production line to support the expected growth in demand for our products. This will require additional financing in order to make these additional investments. We believe our facility, including the second production line, will enable us to achieve economies of scale, meet future demand, and achieve profitability.

Components of Results of Operations

Revenue

View Smart Building Platform

We generate revenue by providing customers with a fully functional Smart Building Platform, a complete interrelated and integrated platform that combines our smart glass IGUs, the fabrication, unitization and installation of the framing of those IGUs, and installation of the completed smart glass windows and CSS components. We enter into contracts to provide our View

Smart Building Platform with our customers, which typically are the owners, tenants or developers of buildings, or the general contractor acting on behalf of our customers.

The contract with the customer outlines our rights and obligations, including specifications of the integrated platform to be provided. We take responsibility for all activities needed to fulfill our single performance obligation of transferring control to the customer of a fully operational Smart Building Platform deliverable; from design, fabrication, installation, integration, commissioning, and testing. Underlying these activities is our responsibility for performing an essential and significant service of integrating each of the inputs of the completed solution. Given that View is responsible for providing the service of integrating each of the inputs into a single combined output, View controls that output before it is transferred to the customer and accordingly, View is the principal in the arrangement and will recognize the entire arrangement fee as its revenue, with any fees that View pays to its subcontractors recognized in its cost of revenue.

Our View Smart Building Platform contracts to deliver a fully installed and functioning smart window curtain wall platform are typically considered one performance obligation that is satisfied as construction progresses. We recognize revenue over time as we provide services to satisfy our performance obligation. These contracts are typically long-term in nature and services are provided over an extended period transcending multiple financial reporting periods.

We determine the transaction price based on the consideration expected to be received, which is the contract price. When the contract contains payment terms that are extended beyond one year or other financing arrangements in conjunction with the contract, a significant financing component may exist. In such cases, we adjust the contract price at an amount that reflects the cash selling price. Payment terms may vary but are generally net 30 days from request for payment.

We recognize revenue over time using a cost-to-cost input method where progress on the performance obligation is measured by the proportion of actual costs incurred to the total costs expected to complete the contract. Recognizing revenue using a cost-to-cost input method provides an objective measure of progress and thereby best depicts the extent of transfer of control to the customer. Management judgment is required to estimate the progress towards completion. Significant changes in this estimate could affect the profitability of our contracts. Changes to estimated profit on contracts are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's progress towards fulfillment of the performance obligation. When the total estimated costs to be incurred for a contract exceed the transaction price, an accrual for the loss on the contract is recognized as cost of revenue in the period the contract is signed, and adjusted periodically as estimates are revised. As actual costs are incurred that are in excess of revenue recognized, they are recorded against the loss accrual, which is therefore reduced.

View Smart Glass

We also generate revenue as a materials provider from the (i) manufacturing and sale of View Smart Glass IGUs and (ii) selling the View Smart Glass CSS components that when combined with the IGUs enable the IGUs to tint. View Smart Glass CSS revenues also includes a system design document that lays out the design of the IGUs and CSS components and a commissioning service in which the installed IGUs and CSS components are tested, and tinting configurations are set by us. Smart Glass products are designed and fabricated by us in order to meet the building-site specifications of the end user, which is typically the owner, tenant or developer of buildings. When the end user approves of the use of our products, a non-binding letter of understanding with the owner, tenant or developer is signed.

We subsequently enter into the legally enforceable supplier contracts with our customers, which are typically glaziers for IGUs and low-voltage electricians ("LVE") or General Contractors ("GC") for CSS, to deliver the Smart Glass products and services. The glaziers and LVEs are both subcontracted by the end user and are responsible for the design of the integrated platform, as well as assembly and installation of the IGUs and the CSS electrical components. As such, for this product offering, we serve as a materials provider to our customers and do not have a role in the assembly nor the installation of the framed IGUs. We enter into separate legally binding agreements with both the glazier and the LVE or GC, who are unrelated parties and therefore such contracts cannot be combined and accounted for as a single contract. We perform a commissioning service under the CSS contract after our customers have completed installation of the IGUs and CSS electrical components.

Contracts with glaziers for IGUs include the promise to provide multiple customized IGUs. Each IGU represents a distinct and separate single performance obligation as the customer can benefit from each unit on its own. Each unit is separately identifiable and does not modify or customize other units. We determine the transaction price based on the consideration expected to be received, which is generally the contractual selling price. Since the IGUs are customized to meet the building-site specifications of the ultimate end customer and have no alternative use to us and we have contractually enforceable rights to proportionate payment of the transaction price for performance completed to date, we recognize revenue over time as each IGU is manufactured using a cost-to-cost input method. Recognizing revenue using a cost-to-cost input method best depicts the Company's performance in transferring control of the IGUs to the customer.

Contracts to deliver CSS to the customer, typically LVEs or GCs, contain multiple performance obligations for each promise in the CSS arrangement which is capable of being distinct and is separately identifiable in the context of the contract. This assessment requires management to make judgments about the individual promised good and service and whether each good and service is separable from the other goods and services in the contract. We determine the transaction price based on the consideration expected to be received, which is generally the contractual selling price. We allocate the transaction price to each performance obligation based on the relative standalone selling price ("SSP"). Management judgment is required in determining the SSP for contracts that contain products and services for which revenue is recognized both over time and at a point in time, and where such revenue recognition transcends multiple financial reporting periods due to the timing of delivery of such products and services. SSP is estimated based on the price at which the performance obligation is sold separately. We recognize revenue allocated to each performance obligation at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. For the control panels and electrical components, transfer of control generally occurs at a point in time upon shipment or delivery of the product and revenue is recognized upon shipment. For the system design, transfer of control generally occurs upon customer acceptance and revenue is recognized upon customer acceptance. For the commissioning services, which have a relatively short period of time over which the services are provided, transfer of control generally occurs upon acceptance of the installed products by the end user and revenue is recognized upon customer acceptance.

When the contract contains payment terms that are extended beyond one year or we enter into loan or financing arrangement in conjunction with the contract, a significant financing component may exist. In such cases, we adjust the contract price at an amount that reflects the cash selling price. We use a discount rate representing a borrowing rate had a separate financing transaction been entered between the two parties based on the customer's creditworthiness.

In limited circumstances, we contract to provide extended or enhanced warranties of our products outside of the terms of its standard assurance warranty, which are recognized as revenue over the respective term of the respective extended or enhanced warranty period.

View Smart Building Technologies

View Smart Building Technologies includes a suite of products that can be either integrated into the View Smart Building Platform, added-on to View Smart Glass contracts or sold separately. Our customers are typically the owners or tenants of buildings. Some of our View Smart Building Technologies contracts offer software as a service pricing, which includes the use of our software applications, as a service, typically billed on a monthly or annual basis. The Company's contracts associated with these products, including implementation, support and other services, represent a single promise to provide continuous access to its software solutions and their processing capabilities in the form of a service. Revenue on these services is recognized over the contract period.

Cost of Revenue

Cost of revenue consists primarily of the costs to manufacture and source our products, including the costs of materials, customer support, outside services, shipping, personnel expenses including salaries and related personnel expenses and stock-based compensation expense, equipment and facility expenses including depreciation of manufacturing equipment, rent and utilities, and insurance and taxes, warranty costs, and inventory valuation provisions.

The primary factor that impacts our cost of revenue as a percentage of revenues is the significant base operating costs that we incur as a result of our investment in manufacturing capacity to provide for future demand. At current production volume, these significant base operating costs result in higher costs to manufacture each IGU when compared to the sales price per IGU. As demand for our products increases and we achieve higher production yields, our cost of revenue as a percentage of revenue will decrease. Additional factors that impact our cost of revenue as a percentage of revenues include manufacturing efficiencies, cost of material, and mix of products. We expect to continue to incur significant base operating costs that will be absorbed over larger volumes of production as we scale our business. Following the restructuring plan discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," we have reduced certain of these base operating costs as we focus on running an efficient business.

Cost of revenues also includes the cost of subcontractors engaged to fabricate and unitize the specific smart glass products and for installation of IGUs and smart building infrastructure components. Further, and in contrast to View Smart Glass contracts in which losses associated with IGUs are recognized over time, our cost of revenue for our Smart Building Platform contracts includes the recognition of contract losses recorded upfront at contract execution within an initial loss accrual when the total current estimated costs for these contracts exceeds total contracted revenue. Revenue for these contracts is recognized as progress is made toward fulfillment of the performance obligation and cost of revenue is recognized equal to the revenue recognized. Actual costs incurred in excess of the revenue recognized are recorded against the initial loss accrual, which is then reduced. Given the growing nature of our business, we incur significant base operating costs attributable to our IGU production costs, which is a significant factor to the losses on these contracts. As we continue to ramp up our manufacturing volumes, we expect to absorb these base operating costs over larger volumes of production; therefore, we expect that the contract loss for individual contracts will decrease over time as a percentage of the total contract value. These economies of production have not been realized to date and the total amount of contract losses may not decrease in the near term as we continue to grow our business.

Research and Development Expenses

Research and development expenses consist primarily of costs related to research, design, maintenance, and enhancements of our products, including software, that are expensed as incurred. Research and development expenses consist primarily of costs incurred for salaries and related personnel expenses, including stock-based compensation expense, for personnel related to the development of improvements and expanded features for our products, materials and supplies used in development and testing, payments to consultants, outside manufacturers, patent related legal costs, facility costs and depreciation. With the completed launch and ramp of our fourth-generation smart glass product and our Smart Building Platform product, as well as the launch of new product offerings in our Smart Building Technologies behind us, we have recently determined to reduce the level of spend in research and development as we focus on the profitability of our business as part of our restructuring plan discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data." As such, we anticipate a moderation of our research and development expenses in future periods.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, costs related to sales and marketing, finance, legal and human resource functions, contractor and professional services fees, audit and compliance expenses, insurance costs, advertising and promotional expenses and general corporate expenses, including facilities and information technology expenses.

We expect our selling, general, and administrative expenses to decrease in absolute dollars in 2023 following our restructuring plan discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" as we right-size the business while focusing our presence in key geographies to support our customers and growing business and run an efficient business. Over time, we expect our selling, general and administrative expenses to decline as a percentage of revenue as we leverage these costs.

Interest Expense, Net

Interest expense, net consists primarily of interest paid on our debt facilities and amortization of debt discounts and issuance costs, net of interest income primarily received or earned on our cash, cash equivalents and short-term investment balances.

Other Expense, Net

Other expense, net primarily consists of penalties we expect to incur for the settlement of an environmental matter in 2021, foreign exchange gains and losses, and realized gains and losses from the sale of short-term investments.

Gain on Fair Value Change, Net

Our Sponsor Earn-out Shares, Private Placement Warrants and redeemable convertible preferred stock warrants are or were subject to remeasurement to fair value at each balance sheet date. Changes in fair value as a result of the remeasurement are recognized in gain on fair value change, net in the consolidated statements of operations. The redeemable convertible preferred stock warrants were converted to common stock as a result of the Merger. We will continue to adjust the remaining outstanding instruments for changes in fair value until the Earn-Out Triggering Events are met, the earlier of the exercise or expiration of the Warrants.

Loss on Extinguishment of Debt

Loss on extinguishment of debt comprises a loss arising from the extinguishment of debt as a result of repayment in full of our revolving debt facility in fiscal year 2021.

Provision (Benefit) for Income Taxes

Our provision (benefit) for income taxes consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. Due to the level of historical losses, we maintain a valuation allowance against U.S. federal and state deferred tax assets as we have concluded it is more likely than not that these deferred tax assets will not be realized.

Results of Operations

The following table sets forth our historical operating results for the periods indicated (in thousands, except percentages):

	Fiscal Year Ended December 31,			
	2022		2021	
	Amount	% net of sales	Amount	% net of sales
Revenue	$ 101,328	100.0 %	$ 74,007	100.0 %
Costs and expenses:				
Cost of revenue	203,157	200.5 %	194,714	263.1 %
Research and development	70,320	69.4 %	93,477	126.3 %
Selling, general, and administrative	159,688	157.6 %	131,214	177.3 %
Impairment of goodwill (Note 6)	9,097	9.0 %	—	— %
Total costs and expenses	442,262	436.5 %	419,405	566.7 %
Loss from operations	(340,934)	(336.5)%	(345,398)	(466.7)%
Interest and other expense (income), net				
Interest expense, net	2,926	2.9 %	5,889	8.0 %
Other expense, net	367	0.4 %	6,355	8.6 %
Gain on fair value change, net	(7,285)	(7.2)%	(24,290)	(32.8)%
Loss on extinguishment of debt	—	— %	10,018	13.5 %
Interest and other (income) expense, net	(3,992)	(3.9)%	(2,028)	(2.7)%
Loss before provision (benefit) of income taxes	(336,942)	(332.5)%	(343,370)	(464.0)%
Provision (benefit) for income taxes	147	0.1 %	(392)	(0.5)%
Net and comprehensive loss	$ (337,089)	(332.7)%	$ (342,978)	(463.4)%

Revenue

The following table presents our revenue by major product offering (in thousands, except percentages):

	Fiscal Year Ended December 31,			
	2022	2021	Change ($)	Change (%)
Smart Building Platform	$ 55,356	$ 28,686	$ 26,670	93.0%
Percentage of total revenue	54.6 %	38.8 %		
Smart Glass	34,982	41,740	(6,758)	(16.2)%
Percentage of total revenue	34.5 %	56.4 %		
Smart Building Technologies	10,990	3,581	7,409	206.9%
Percentage of total revenue	10.8 %	4.8 %		
Total	$ 101,328	$ 74,007	$ 27,321	36.9%

The following table presents our revenue by geographic area and is based on the shipping address of the customers (in thousands, except percentages):

	Fiscal Year Ended December 31,			
	2022	2021	Change ($)	Change (%)
United States	$ 91,132	$ 63,519	$ 27,613	43.5%
Percentage of total revenue	89.9 %	85.8 %		
Canada	10,128	9,555	573	6.0%
Percentage of total revenue	10.0 %	12.9 %		
Other	68	933	(865)	(92.7)%
Percentage of total revenue	0.1 %	1.3 %		
Total	$ 101,328	$ 74,007	$ 27,321	36.9%

For the year ended December 31, 2022, total revenue of $101.3 million represented an increase of $27.3 million or 36.9% from $74.0 million for the year ended December 31, 2021. This increase was primarily driven by a shift to the new View Smart Building Platform, offering introduced in the second quarter of 2021 and new Smart Building Technologies products, including the products acquired in the second half of 2021. The decline in Smart Glass revenues year over year is primarily attributable to our customer's decisions to select the newly offered Smart Building Platform offering rather than Smart Glass offering.

Costs and Expenses

Cost of Revenue

| | Fiscal Year Ended December 31, | | | |
	2022	2021	Change ($)	Change (%)
Cost of revenue	$ 203,157	$ 194,714	$ 8,443	4.3%

Cost of revenue totaled $203.2 million, or 200.5% of net sales, in the year ended December 31, 2022, compared to $194.7 million, or 263.1% of net sales, in the year ended December 31, 2021. The cost of revenue decrease as a percentage of revenues during this period reflects the benefit of leveraging the minimum operating costs in the factory over higher revenues, favorable product mix across the three product offerings and lower levels of contract loss accruals.

The $8.4 million decrease in the cost of revenue in absolute dollars during the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by:

- a $22.4 million decrease in new contract loss accruals primarily due to improved profitability on new Smart Building Platform contracts year over year;

- an increase of $4.7 million for the usage of previously recorded contract loss accruals for actual costs incurred in excess of the revenue recognized, which offsets actual costs incurred in the production and delivery of the Smart Building Platform product for the amount incurred in excess of revenues recognized;

- a $6.1 million reduction in post-installation customer support costs, primarily due to a $4.8 million charge recorded in the first half of 2021 in connection with specific performance obligations promised to customers in connection with IGU failures associated with the previously discussed quality issue;

- approximately $2.8 million lower materials costs due to favorable factory yields;

- approximately $2.0 million of lower levels of smart window product costs due to lower revenues; and

- a $3.1 million decrease in stock-based compensation expense.

This decrease was partially offset by:

- $4.6 million net increase to factory operating costs primarily due to the scaling of our factory capacity in the second half of 2021 resulting in higher costs in the first half of 2022 as compared to the first half of 2021, partially offset by cost savings initiatives implemented in the second half of 2022;

- $39.8 million of increased subcontractor costs used for the delivery of the Smart Building Platform product due to higher volumes in the current year; and

- $3.8 million of higher levels of inventory impairments for raw materials and produced finished goods that were not sold at period end.

Cost of revenue for the years ended December 31, 2022 and 2021 included $1.8 million and $4.9 million of stock-based compensation expense, respectively.

Research and Development

| | Fiscal Year Ended December 31, | | | |
	2022	2021	Change ($)	Change (%)
Research and development	$ 70,320	$ 93,477	$ (23,157)	(24.8)%

Research and development expenses decreased $23.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to a $17.8 million reduction in depreciation expense primarily related to certain assets abandoned and written off in the second and third quarters of 2021, a $3.6 million decrease in stock-based compensation expense, and a $2.7 million decrease due to lower spending on the enhancement of existing products and development and enhancement of Smart Building Technology products.

Research and development expenses for the year ended December 31, 2022 and 2021 included $5.1 million and $8.7 million of stock-based compensation expense, respectively.

Selling, General, and Administrative

	Fiscal Year Ended December 31,			
	2022	**2021**	**Change ($)**	**Change (%)**
Selling, general and administrative	$ 159,688	$ 131,214	$ 28,474	21.7 %

Selling, general, and administrative expenses increased $28.5 million during the year ended December 31, 2022 compared to year ended December 31, 2021, primarily due to an increase of approximately $10.7 million of legal, consulting and accounting expenses year over year due to the restatement of the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Report on Form 10-Q/A for the three months ended March 31, 2021, and other related work, a $6.0 million increase in stock-based compensation primarily due to the modification of the Officer RSUs that removed the market-based vesting conditions and resulted in incremental compensation cost recognized in August 2022, and an $8.2 million increase for employee compensation and benefits associated with an increase in headcount, particularly as it relates to sales support for our growing business, and incentive compensation.

Selling, general, and administrative expenses for the year ended December 31, 2022 and 2021 included $65.9 million and $60.0 million of stock-based compensation expense, respectively.

Impairment of Goodwill

	Fiscal Year Ended December 31,			
	2022	**2021**	**Change ($)**	**Change (%)**
Impairment of goodwill	$ 9,097	$ —	$ 9,097	100.0 %

The results of our annual goodwill impairment test as of October 1, 2022 did not indicate any impairment of goodwill. During the fourth quarter of 2022, subsequent to our annual goodwill impairment analysis, we experienced a sustained decline in our stock price resulting in our market capitalization being less than the carrying value of our reporting unit. We therefore determined it appropriate to perform an interim quantitative assessment of our reporting unit as of December 31, 2022. As a result, we determined that the carrying value of our reporting unit exceeded its fair value and recorded an impairment of goodwill of $9.1 million during the fourth quarter of 2022.

The results of our annual goodwill impairment test as of October 1, 2021 did not indicate any impairment of goodwill and no events or changes in circumstances indicated that the carrying value of goodwill may not be recoverable as of December 31, 2021. As such, there was no impairment of goodwill or intangible assets during the year ended December 31, 2021.

Interest and Other Expense, net

	Fiscal Year Ended December 31,			
	2022	**2021**	**Change ($)**	**Change (%)**
Interest expense, net	$ 2,926	$ 5,889	$ (2,963)	(50.3)%
Other expense, net	367	6,355	(5,988)	(94.2)%
Gain on fair value change, net	(7,285)	(24,290)	17,005	(70.0)%
Loss on extinguishment of debt	$ —	$ 10,018	$ (10,018)	(100.0)%

Interest Expense, Net

Interest expense, net decreased $3.0 million during the year ended December 31, 2022 compared to year ended December 31, 2021. This decrease primarily relates to $4.6 million in interest expense on the revolving debt facility that was repaid in full at Closing during the first quarter of 2021 and $1.9 million increase in interest income primarily related to short term investments purchased during the fourth quarter of 2022, partially offset by $3.7 million in interest expense on the Convertible Notes that were issued during the fourth quarter of 2022.

Other Expense, Net

Other expense, net decreased $6.0 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This decrease is primarily due to $5.0 million of penalties incurred during the year ended December 31, 2021 in conjunction with the proposed settlement between View and the United States government to resolve claims and charges against View relating to our discharges of water into publicly owned treatment works without first obtaining a pretreatment permit. See Note 8 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" for further discussion of this matter.

Gain on Fair Value Change, Net

The gain on fair value change, net during the years ended December 31, 2022 and 2021, was primarily related to changes in the fair value of our Sponsor Earn-Out liability and our redeemable convertible preferred stock warrants prior to their conversion in the first quarter of 2021.

Loss on extinguishment of debt

During the year ended December 31, 2021, we recorded a loss of $10.0 million on debt extinguishment related to the full repayment of the revolving debt facility at Closing.

Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes did not fluctuate materially during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had $95.9 million in cash and cash equivalents, $102.3 million in short term investments and $183.7 million in working capital. The Company's accumulated deficit totaled $2,594.4 million as of December 31, 2022. For the years ended December 31, 2022 and 2021, we had a net loss of approximately $337.1 million and $343.0 million, respectively, and negative cash flows from operations of approximately $259.7 million and $261.3 million, respectively. We have determined that there is substantial doubt about our ability to continue as a going concern, as we do not currently have adequate financial resources to fund our forecasted operating costs and meet our obligations for at least twelve months from the filing of this Annual Report on Form 10-K.

We have historically financed our operations through the issuance and sale of redeemable convertible preferred stock, the issuance of debt financing, the gross proceeds associated with the Merger and revenue generation from product sales. As discussed further in Note 10 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," we raised additional capital of $206.3 million, after deducting fees and offering expenses, during the fourth quarter of 2022 through the issuance of the Convertible Notes. In order to reduce the cash used in operating activities, we implemented certain cost savings initiatives in the second half of 2022, as well as a restructuring plan in March 2023 as further discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data."

Our principal uses of cash in recent periods have been funding operations and investing in capital expenditures. Our future capital requirements will depend on many factors, including revenue growth rate, achieving profitability on our revenue contracts, the timing and the amount of cash received from customers, capital expenditures associated with our capacity expansion, and the continuing market adoption of our products. Our business will require significant amounts of capital to sustain operations and we will require a significant amount of capital investments to execute our long-term business plans.

While we recently raised additional financing during 2022, there can be no assurance that future necessary financing will be available on terms acceptable to us, or at all. If we raise funds in the future by issuing equity securities, such as through the sale of our common stock under the common stock purchase agreements (the "Purchase Agreements") discussed further in Note 11 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," dilution to stockholders will occur and may be substantial. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds in the future by issuing additional debt securities, these debt securities could have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of any additional debt securities or borrowings could impose significant restrictions on our operations. The capital markets have experienced in the past, and may experience in the future, periods of upheaval that could impact the availability and cost of equity and debt financing. In addition, recent and anticipated future increases in federal fund rates set by the Federal Reserve, which serve as a benchmark for rates on borrowing, will continue to impact the cost of debt financing.

Our total current liabilities as of December 31, 2022 are $112.5 million, including $10.4 million accrued as estimated loss on our Smart Building Platform contracts. Our long-term liabilities as of December 31, 2022 that will come due during the next 12 months from the date of the issuance of this Annual Report on Form 10-K include $1.4 million in operating and finance lease payments and $2.3 million in estimated settlements of warranty liabilities. In addition, as disclosed in Note 8 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," we have an agreement with one customer that could result in up to $3.0 million additional issuance of cash under a promissory note over the next 12 months.

In order to reduce the cash used in operating activities, we implemented certain cost savings initiatives in the second half of 2022, as well as a restructuring plan in March 2023 as further discussed in Note 17 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data." When combined, we expect these plans will result in annualized cash savings of approximately $50 million that will be fully in place beginning in the third quarter of 2023. While our plans are anticipated to reduce cash outflow when compared to prior periods, our continued existence is dependent upon our ability to obtain additional financing, as well as to attain and maintain profitable operations by entering into profitable sales contracts and generating sufficient cash flow to meet our obligations on a timely basis. Further, we are continuing to evaluate the impact of the ITC available to our customers under the IRA passed by Congress and signed into law on August 16, 2022, which management expects to bring the cost of our products to cost parity with conventional windows. Management further expects a resulting increase in demand for our products, allowing us to leverage our minimum operating costs in the factory even further over higher revenues and make further progress towards our objective of profitable operations.

If we are unable to obtain adequate capital resources to fund operations by raising additional capital and attaining and maintaining profitable operations, we would not be able to continue to operate our business pursuant to our current business plan, which would require us to modify our operations to further reduce spending by, among other things, delaying, scaling back or eliminating some or all of our ongoing or planned investments in corporate infrastructure, business development, sales and marketing, research and development and other activities, which would have a material impact on our operations and our ability to increase revenues, or we may be forced to discontinue our operations entirely.

Debt

6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the "Convertible Notes")

In the fourth quarter of 2022, we completed a private placement of $212.3 million aggregate principal amount of Convertible Notes, which will mature on October 1, 2027. The net proceeds from the sale of the Convertible Notes were approximately $206.3 million, after deducting fees and estimated offering expenses. We intend to use the net proceeds from this sale for general corporate purposes.

The Convertible Notes bear interest at 6.00% per annum, to the extent paid in cash ("Cash Interest"), which is payable semi-annually in arrears on April 1st and October 1st of each year or 9.00% per annum through the issuance of additional Convertible Notes ("PIK Interest"). The Convertible Notes are convertible, based on the applicable conversion rate, into cash, shares of View, Inc. Common Stock or a combination thereof, at our election. The initial conversion rate was 747.6636 shares per $1,000 principal amount of the Convertible Notes, subject to customary anti-dilution adjustment in certain circumstances, which represented an initial conversion price of approximately $1.3375 per share.

For additional information on the Convertible Notes, refer to Note 10 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data."

Term Loan

As of December 31, 2022, we had $14.0 million outstanding under our term loan debt arrangement. On October 22, 2020, we entered into an amended and restated debt arrangement with the lender, which temporarily suspended the payments until June 30, 2022. Starting June 30, 2022, we were required to make semi-annual payments of $0.7 million through June 30, 2032. As of December 31, 2022, $1.5 million of the outstanding amount under this arrangement has been classified as a current liability, and the remaining $12.5 million has been classified as a long-term liability.

The debt arrangement required us to invest certain amounts in land, building and equipment and create a certain number of jobs. As of December 31, 2022, we had met the requirements. The debt arrangement, as amended, has customary affirmative and negative covenants. As of December 31, 2022, we were in compliance with all covenants.

Cash Flows

The following table provides a summary of cash flow data (in thousands):

	Fiscal Year Ended December 31,	
	2022	2021
Net cash used in operating activities	(259,691)	(261,313)
Net cash used in investing activities	(124,389)	(31,037)
Net cash provided by financing activities	200,702	515,200

Cash Flows from Operating Activities

Net cash used in operating activities was $259.7 million for the fiscal year ended December 31, 2022. The most significant component of our cash used during this period was a net loss of $337.1 million adjusted for non-cash charges of $72.8 million related to stock-based compensation, $24.0 million related to depreciation and amortization and $9.1 million related to the impairment of goodwill, partially offset by $7.3 million non-cash gain related to change in fair value of our Sponsor Earn-Out liability and other derivative liabilities. This cash outflow was increased further by $26.4 million from changes in operating assets and liabilities, primarily due to a $12.2 million increase in accounts receivable as a result of increased revenue and timing of collections, a $9.5 million increase in prepaid and other current assets as a result of increases in deposits paid to our materials suppliers to secure inventory availability and increases in contract assets with customers, a $7.1 million increase in inventory to secure availability to meet increased demand and a $2.4 million increase in accrued expenses and other liabilities, including a $5.7 million reduction to loss accruals for work performed during fiscal year 2022, a $5.1 million reduction in general accruals and a $2.7 million reduction in warranty accruals primarily related to settlements during 2022, offset by a $15.9 million increase in subcontractor accruals associated with the delivery of the Smart Building Platform product as a result of higher volumes in the current year.

Net cash used in operating activities was $261.3 million for the fiscal year ended December 31, 2021. The most significant component of our cash used during this period was a net loss of $343.0 million adjusted for non-cash charges of $73.6 million related to stock-based compensation, $41.8 million related to depreciation and amortization, and $10.0 million related to a loss on extinguishment of debt, partially offset by $24.3 million on-cash gain related to change in fair value of our Sponsor Earn-Out liability and other derivative liabilities. This cash outflow was increased further by $21.4 million from changes in operating assets and liabilities, primarily due to an $18.2 million increase in accounts receivable as a result of increased revenue and timing of collections and a $17.2 million increase in prepaid and other current assets as a result of increases in contract assets with customers for the new View Smart Building Platform offering and increases in short term deposits with suppliers consistent with the growth of operations. These increases to cash outflows were partially offset by a $10.2 million increase in accrued expenses and other liabilities as a result of an increase in accruals for expenses also consistent with the growth of operations.

Cash Flows from Investing Activities

Net cash used in investing activities was $124.4 million for the fiscal year ended December 31, 2022, which was primarily due to purchases of short-term investments of $140.6 million, purchases of property plant and equipment of $15.8 million and cash disbursement under a note receivable of $7.0 million, partially offset by proceeds from the maturity from short-term investments of $39.0 million.

Net cash used in investing activities was $31.0 million for the fiscal year ended December 31, 2021, which was due to purchases of property, plant and equipment of $26.1 million and cash paid for acquisitions of $4.9 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $200.7 million for the fiscal year ended December 31, 2022, which was primarily due to proceeds from the issuance of convertible notes of $206.2 million, net of transaction costs, partially offset by $3.5 million payment of tax withholdings paid on behalf of employees for net share settlement of equity awards, as well as finance lease and long-term debt payments of $2.0 million.

Net cash provided by financing activities was $515.2 million for the fiscal year ended December 31, 2021, which was primarily due to proceeds related to the reverse recapitalization and PIPE offering of $773.5 million, net of transaction costs, partially offset by repayment in full of our revolving debt facility of $257.5 million.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

During the course of business, the Company's bank issues standby letters of credit on behalf of the Company to certain vendors and other third parties of the Company. As of December 31, 2022 and 2021, the total value of the letters of credit issued by the bank are $15.7 million and $16.5 million, respectively. No amounts have been drawn under the standby letter of credit.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1 of the "Notes to Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" describes the significant accounting policies and methods used in the preparation of these financial statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the consolidated financial statements, and actual results could differ materially from the amounts reported based on these policies.

We believe the following accounting estimates to be most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

View Smart Glass

We have historically generated revenue as a materials provider from (i) the manufacturing and sale of View Smart Glass IGUs that are coated on the inside with our proprietary technology and are designed, programmed, and built to customer specifications that include sizes for specific windows, skylights, and doors in specified or designated areas of a building and (ii) selling the View Smart Glass controls, software and services ("CSS"), which includes sky sensors, window controllers and control panels with embedded software, cables and connectors, that when combined with the IGUs enable the IGUs to tint. Also included in CSS is a system design service, in which a design document is prepared to lay out the IGUs and CSS hardware for the building, as well as a commissioning service, in which the installed IGUs and CSS components are tested and tinting configurations are set by the Company.

Our contracts to deliver IGUs contain multiple performance obligations for each customized IGU. Revenue is recognized over time as each IGU is manufactured. While management judgment is required in estimating the future costs necessary to complete each IGU, the amount of work in process at the end of any financial reporting period has historically been insignificant. The Company therefore does not consider this a significant estimate.

Our contracts to deliver CSS contain multiple performance obligations for each promise in the CSS arrangement. Transaction price is allocated among the performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods or services based on standalone selling prices ("SSP"). Management judgment is required in determining SSP for contracts that contain products and services for which revenue is recognized both over time and at a point in time, and where such revenue recognition transcends multiple financial reporting periods due to the timing of delivery of such products and services. SSP is estimated based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we apply judgment to estimate it taking into account available information, such as internally approved pricing guidelines with respect to geographies, customer type, internal costs, and gross margin objectives, for the related performance obligations. We recognize revenue upon transfer of control of promised goods or services in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. The allocation of transaction price for CSS contracts with performance obligations that cross multiple periods has not historically risen to a level that could have a material impact to reported revenues. The Company therefore does not consider this a significant estimate.

View Smart Building Platform

During 2021, we entered into and commenced work on the first contract under our new offering, View Smart Building Platform, a complete interrelated and integrated platform that combines our smart glass IGUs, the fabrication, unitization and installation of the framing of those IGUs, and installation of the completed smart glass windows and CSS components into a fully functional Smart Building Platform. We enter into contracts to provide our View Smart Building Platform with our customers, which typically are the owners, tenants or developers of buildings, or the general contractor acting on behalf of our customers.

In contrast to the View Smart Glass product delivery method, View is the principal party responsible for delivering the fully integrated Smart Building Platform. In doing so, View takes responsibility for all activities needed to fulfill its single performance obligation of transferring control to the customer of a fully operational Smart Building Platform deliverable; from design, fabrication, installation, integration, commissioning, and testing. Underlying these activities is View's responsibility for performing an essential and significant service of integrating each of the inputs of its completed solution. These inputs include View's smart network infrastructure and IGUs, both of which are integrated into the window glazing system, which is fabricated by an unrelated subcontractor contracted by View to work on its behalf, as well as designing how the entire Smart Building Platform will be integrated and installed into the customer's architectural specifications for the building that is being constructed or retrofitted. View's integration services also include the activities of installing, commissioning and testing the Smart Building Platform to enable the transfer of a complete and operational system. The Company also uses subcontractors it selects and hires for portions of the installation labor. Given that View is responsible for providing the service of integrating each of the inputs into a single combined output, View controls that output before it is transferred to the customer and accordingly, View is the principal in the arrangement and will recognize the entire arrangement fee as its revenue, with any fees that View pays to its subcontractors recognized in its cost of revenue.

The pricing for a Smart Building Platform project is primarily driven by the make-up, size, shape, total units of the IGU, associated CSS, and costs associated with the management and performance of system design, fabrication, unitization and installation efforts. View assumes the risk of delivery and performance of the Smart Building Platform to its customer, and manages this through three key elements to ensure a pleasant end-user experience: 1) View has a contractual right and obligation to direct the activities of the subcontractors; 2) View performs quality inspections; and 3) View engages qualified personnel to protect the company's interest and direct the actions of the subcontractors. The end product to the customer is a single-solution Smart Building Platform that uses artificial intelligence to adjust the building environment to improve occupant health and productivity, as well as reduce building energy usage and carbon footprint.

Our View Smart Building Platform contracts to deliver a fully installed and functioning smart window curtain wall platform are typically considered one performance obligation that is satisfied as construction progresses. We recognize revenue over time as we provide services to satisfy our performance obligation. These contracts are typically long-term in nature and services are provided over an extended period transcending multiple financial reporting periods. We generally use a cost-to-cost input method to measure progress as it best depicts how control transfers to our customers.

The estimates used in the cost-to-cost input method are based on a comparison of the contract expenditures incurred to the estimated final costs. We believe the cost-to-cost input method is a faithful depiction of the transfer of goods and services as changes in job performance and estimated profitability, which result in revisions to costs and income, are recognized in the period in which the revisions are determined. When estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and is recorded in the period in which we enter into the contract and adjusted periodically as estimates are revised.

The estimated future costs associated with the View Smart Building Platform contracts are a critical estimate when determining timing and amount of revenue recognition. Such costs are primarily related to the future cost to manufacture and source the smart glass IGUs and CSS components, future subcontractor costs associated with the fabrication, unitization and installation of the framing of the IGUs, future subcontractor costs to install the completed smart glass windows and CSS components, and future personnel costs associated with construction management. The costs to manufacture the smart glass IGUs are based on future production costs for IGUs, which take into consideration the Company's expectations regarding future reductions in the total cost due to planned cost savings, as well as fixed cost absorption as production increases. In addition, the impacts of delays of the contract, change orders and supply chain issues may impact the total future costs incurred for each project. Actual total costs incurred to date are subject to review by the customer or one of its representatives, which assists management in validating these actual costs used in the determination of timing and amount of revenue recognition.

If actual costs differ substantially from our estimates, revisions to the estimated loss associated with the project is recognized in the period incurred and could also result in changes to the estimated contract loss accrual. The total change in estimated costs from initial estimates was not material for the year ended December 31, 2022 and 2021. If there were a 10% change in future estimated costs for all Smart Building Platform contracts as of December 31, 2022, the impact to Cost of revenue would be approximately $9.5 million.

Product Warranties

In fiscal year 2019, we identified a quality issue with certain material purchased from one of our suppliers utilized in the manufacturing of certain IGUs and immediately stopped using the affected materials upon identification of the issue. We have replaced and expect to continue to replace the affected IGUs related to this quality issue for the remainder of the period covered by the warranty. We developed a statistical model to analyze the risk of failure of the affected IGUs and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. Management judgment is necessary to determine the distribution fit and covariates utilized in the statistical model, as well as the relative tolerance to declare convergence. The statistical model considers the volume, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors (i.e., heat and humidity factors at installed location). Based on this analysis, we have recorded a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs we expect to incur to replace the IGUs based on warranty contractual terms and our customary business practices.

We monitor the cost to fulfill warranty obligations and may make revisions to our warranty liabilities if actual costs of product repair and replacement are significantly higher or lower than estimated. This warranty liability is based on estimates of failure rates and future replacement costs that are updated periodically, taking into consideration inputs such as changes in the number of failures compared with the Company's historical experience, and changes in the cost of servicing warranty claims. Management judgment is necessary to estimate the future cost of servicing warranty claims. This estimated cost includes the Company's expectations regarding future total cost of replacement, as well as fixed cost absorption as production increases. If estimated future costs are 10% higher than projected, our warranty liability associated with these affected IGUs would be approximately $4.0 million higher than that recorded as of December 31, 2022.

There is uncertainty inherent in the failure rate analysis and the projected costs to replace the defective products in future years, as such we evaluate warranty accruals on an ongoing basis and account for the effect of changes in estimates prospectively. Considering the uncertainty inherent in the failure analysis, including the actual timing of the failures and the number of defective IGUs, as well as uncertainty regarding future supply chain costs and production volumes that may impact the projected costs to replace defective IGUs in future years, it is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could be materially different from the estimate.

Impairment of Long-Lived Assets

We regularly review our long-lived assets for triggering events or other circumstances that could indicate impairment. If such events arise, we compare the carrying amount of the asset group comprising the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the asset group. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the asset group, an impairment charge is recorded as the amount by which the carrying amount of the asset group exceeds the fair value of the assets, as based on the expected discounted future cash flows attributable to those assets.

The amount and timing of any impairment charges requires the estimation of future cash flows based on management's best estimates and projections of certain key factors, including future selling prices and volumes, operating and material costs, various other projected operating economic factors and other intended uses of the assets. Changes in these estimates and assumptions could produce materially different results.

As of December 31, 2022, management considered the continued operating losses when combined with the sustained decline in our market capitalization, to be a triggering event and therefore performed a quantitative impairment test of our long-lived assets as of December 31, 2022. Based on the results of this test, we concluded that the fair value of the asset group was substantially above its carrying value, and no impairment was recorded as of December 31, 2022.

If the decline in our share price is sustained or we identify other events or circumstances indicating the carrying amount of an asset or asset group may not be recoverable, this would require further testing of these assets. Changes to our best estimates and projections utilized to estimate future cash flows in future testing of these assets will impact the result of any future impairment analysis and may result in an impairment of such assets.

Impairment of Goodwill

Goodwill is measured as the excess of the purchase price over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized but reviewed for impairment as of October 1 each fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Potential impairment indicators may also include, but are not limited to, (i) the results of our most recent annual or interim impairment testing, (ii) downward revisions to internal forecasts, and the magnitude thereof, if any, (iii) declines in our market capitalization below our book value, and the magnitude and duration of those declines, if any, and (iv) other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital, volatility in the equity and debt markets, or fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). Our single operating segment is also our single reporting unit as we do not have segment managers and there is no discrete information reviewed at a level lower than the consolidated entity level. All of our assets and liabilities are assigned to this single reporting unit. We estimate the fair value of our reporting unit using the discounted cash flow method. This calculation requires the use of significant estimates and assumptions, such as: (i) the estimation of future revenue and projected margins, which are dependent on our internal cash flow forecast; (ii) estimation of the terminal growth rate and capital spending; and (iii) determination of the discount rate. The discount rate used is based on our weighted average cost of capital and are adjusted for risks and uncertainties inherent in our business and in our estimation of future cash flows. As part of the goodwill impairment test, we also consider our market capitalization in assessing the reasonableness of the fair value estimated for our reporting unit. The estimates and assumptions used to calculate the fair value of our reporting unit from year to year are based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could produce materially different results.

The results of our annual goodwill impairment test as of October 1, 2022 did not indicate any impairment of goodwill. During the fourth quarter of 2022, subsequent to our annual goodwill impairment analysis, we experienced a sustained decline in our stock price resulting in our market capitalization being less than the carrying value of our reporting unit. We therefore determined it appropriate to perform an interim quantitative assessment of our reporting unit as of December 31, 2022. As a result, we determined that the carrying value of our reporting unit exceeded its fair value and recorded an impairment of goodwill of $9.1 million during the fourth quarter of 2022. As of December 31, 2022 we no longer have any recorded goodwill.

The results of our annual goodwill impairment test as of October 1, 2021 did not indicate any impairment of goodwill and no events or changes in circumstances indicated that the carrying value of goodwill may not be recoverable as of December 31, 2021. As such, there was no impairment of goodwill or intangible assets during the year ended December 31, 2021.

Stock-Based Compensation - Employee and Nonemployee Options

We measure stock-based awards, including stock options, granted to employees and nonemployees based on the estimated fair value as of the grant date. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Compensation expense for stock awards only subject to service vesting conditions is recognized on a straight-line basis over the requisite service period of the awards. Stock-based compensation expense is based on the value of the portion of stock-based awards that is ultimately expected to vest. As such, our stock-based compensation for these awards is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Compensation cost for stock awards subject to service and market-based vesting conditions is recognized for each vesting tranche of an award with a market condition using the accelerated attribution method over the longer of the requisite service period and derived service period, irrespective of whether the market condition is satisfied. If a recipient of these awards terminates employment before completion of the requisite service period, any compensation cost previously recognized is reversed unless the market condition has been satisfied prior to termination. If the market condition has been satisfied during the vesting period, the remaining unrecognized compensation cost is accelerated.

No options were issued during the year ended December 31, 2022. The estimated grant date fair values of time vested stock options granted to employees and non-employees during the year ended December 31, 2021 were calculated using the Black-Scholes option-pricing models based on the following assumptions:

	Fiscal year ended December 31,
	2021
Expected volatility	70%
Expected terms (in years)	5.4-6.7
Expected dividends	0%
Risk-free rate	0.4%-1.5%

Expected volatility: As our common stock had only recently become publicly traded when these options were granted, the expected volatility for our stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

Expected dividend yield: The expected dividend rate is zero as we currently have no history or expectation of declaring dividends on our common stock in the foreseeable future.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

Common Stock Valuation

Prior to our common stock being publicly traded, the fair value of our common stock was historically determined by our board of directors with the assistance of management. In the absence of a public trading market for our common stock, on each grant date, we developed an estimate of the fair value of our common stock based on the information known on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of our, and in part on input from third-party valuations.

The fair value of our common stock was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management's judgment, including:

- valuations of our common stock performed by independent third-party specialists;

- the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

- the prices paid for common or convertible preferred stock sold to third-party investors by us;

- for shares repurchased by us in arm's-length transactions;

- the lack of marketability inherent in our common stock;

- our actual operating and financial performance;

- our current business conditions and projections;

- the hiring of key personnel and the experience of our management;

- the history of the company and the introduction of new products;

- our stage of development;

- the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given;

- prevailing market conditions;

- the operational and financial performance of comparable publicly traded companies; and

- the U.S. and global capital market conditions and overall economic conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company's financial forecasts to estimate the value of the subject company. The valuation methodology also considers both actual transactions of the convertible preferred stock and expected liquidity values where appropriate.

Stock Compensation - CEO Option Award and Officer RSUs

We measured the fair value of our market condition-based CEO Option Award and Officer RSUs using a Monte Carlo simulation model that utilized significant assumptions, including volatility, expected term, risk free rate that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. Application of these approaches and methodologies involved the use of estimates, judgments, and assumptions that were highly complex and subjective, such as determining the expected volatility of our common stock. Due to the limited history of trading of our common stock at the time these awards were granted, we determined expected volatility based on a peer group of publicly traded companies. Changes in any or all of these estimates and assumptions or the relationships between those assumptions could have had a material impact on the valuation of these awards and the related stock-based compensation expense.

The following table summarizes the assumptions used in estimating the fair value of CEO Option Award and Officer RSUs:

	CEO Option Award	Officer RSUs
Expected stock price	$9.19	$9.19
Expected volatility	54.0%	56.0%
Risk-free rate	1.59%	0.60%
Expected terms (in years)	10.0	4.0
Expected dividends	0%	0%
Discount for lack of marketability	20%	n/a

As discussed further in Note 13 of the "Notes to Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data," the Officer RSUs were modified on August 5, 2022 to remove the market-based vesting condition; and therefore, the valuation assumptions above for the Officer RSUs only apply to the original awards prior to this modification.

Sponsor Earn-Out Liability

We account for Sponsor Earn-Out shares as liability classified instruments because the earn-out triggering events that determine the number of Sponsor Earn-Out shares to be earned back by the Sponsor include events that are not solely indexed to the common stock of the Company. The fair value of this liability is determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, expected term, risk free rate that determine the probability of achieving the earn-out conditions to calculate the fair value.

The following table summarizes the assumptions used in estimating the fair value of the Sponsor Earn-Out Shares at each of the relevant periods:

	December 31, 2022	March 8, 2021 (Closing Date)
Stock price	$0.96	$3.91
Expected volatility	69.25%	52.50%
Risk free rate	4.22%	1.12%
Expected term (in years)	3.2	4.2
Expected dividends	0%	0%

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 1 of the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data

View, Inc.
Consolidated Financial Statements
for the Fiscal Years Ended December 31, 2022 and December 31, 2021

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of View, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of View, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, since its inception the Company has not achieved profitable operations or positive cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Product Warranties - Specific Warranty Liability for Certain Insulating Glass Units

As described in Notes 1 and 7 to the consolidated financial statements, in 2019, the Company identified a quality issue with certain material purchased from one of its suppliers utilized in the manufacturing of certain Insulating Glass Units (IGU). The Company stopped using the affected materials upon identification of the quality issue in 2019. The Company has replaced and expects to continue to replace the affected IGUs for the remainder of the period covered by the warranty. Management developed a statistical model to analyze the risk of failure of the affected IGUs related to this quality issue and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. Management judgment is necessary to determine the distribution fit and covariates utilized in the statistical model, as well as the relative tolerance to declare convergence. The statistical model considered the volume of units sold, the volume of unit failures, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors. Based on this analysis, management has recorded a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs management expects to incur to replace the IGUs based on warranty contractual terms and business practices. Considering the uncertainty inherent in the failure analysis, including the actual timing of the failures and the number of defective IGUs, as well as uncertainty regarding future supply chain costs and production volumes that may impact the projected costs to replace defective IGUs in future years, it is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could ultimately be materially different from the estimate. The total warranty liability included $30.8 million as of December 31, 2022, related to these IGUs.

The principal considerations for our determination that performing procedures relating to the specific warranty liability for certain IGUs is a critical audit matter are (i) the significant judgment by management when determining the specific warranty liability for certain IGUs due to the use of a statistical model to estimate the affected IGUs expected to fail in the remaining warranty period and the judgment required to estimate the costs to replace the affected IGUs, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's estimate of affected IGUs expected to fail in the remaining warranty period and to evaluate the significant assumptions related to the convergence thresholds used in the statistical model and the estimated costs to replace the IGUs to calculate the estimated warranty liability, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As disclosed by management, a material weakness existed related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures included, among others, (i) testing management's process for determining the specific warranty liability for certain IGUs; (ii) testing the completeness and accuracy of the underlying data used in the estimate; (iii) evaluating the appropriateness of the statistical model used to estimate the number of affected IGUs expected to fail in the remaining warranty period, and (iv) evaluating the reasonableness of significant assumptions related to the convergence thresholds used in the statistical model and the estimated costs to replace the IGUs. Evaluating the reasonableness of the estimated costs to replace IGUs included, among others, evaluating estimated manufacturing costs through assessment of historical production volumes and costs and evaluating historical and forecasted third-party cost information. Professionals with specialized skill and knowledge were used to assist in the evaluation of the statistical model used by management as well as the convergence thresholds used within the statistical model.

Revenue Recognition –Estimates of Costs to Complete View Smart Building Platform Contracts

As described in Notes 1 and 3 to the consolidated financial statements, the Company enters into contracts with the Smart Building Platform customers, which are typically the owners, tenants or developers of buildings, or the general contractor acting on behalf of the Company's customers. Given that the Company is responsible for providing the service of integrating each of the inputs into a single combined output and the Company controls that output before it is transferred to the customer, the Company is the principal in the arrangement, and will recognize the entire arrangement fee as its revenue, with any fees that it pays to its subcontractors recognized in its cost of revenue. As the Company performs a significant service of integrating the promised goods and services into a combined output, these contracts constitute a single, combined performance obligation. Management determines the transaction price based on the consideration expected to be received, which is the contract price. The Company recognizes revenue over time using a cost-to-cost input method where progress on the performance obligation is measured by the proportion of actual costs incurred to the total costs expected to complete the contract. Recognizing revenue using a cost-to-cost input method provides an objective measure of progress and thereby best depicts the extent of transfer of control to the customer. Management judgment is required to estimate the progress towards completion. Significant changes in this estimate could affect the profitability of the Company's contracts. Changes to estimated profit on contracts are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's progress towards fulfillment of the performance obligation. When the total estimated costs for a contract exceed contracted revenue, an accrual for the loss on the contract is recognized as cost of revenue at the time of contract execution. As actual costs are incurred that are in excess of revenue recognized, they are recorded against the loss accrual, which is therefore reduced. During the year ended December 31, 2022, the Company recognized a total of $12.0 million for initial contract loss accruals, of which the balance of estimated contract losses for work that had not yet been completed totaled $15.0 million as of December 31, 2022. Revenues relating to the Smart Building Platform contracts were $55.4 million for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimates of costs to complete View Smart Building Platform contracts is a critical audit matter are (i) the significant judgment by management when determining the total costs expected to complete View Smart Building Platform contracts, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the estimates of total costs expected to complete arrangements where revenue is recognized over time. As disclosed by management, a material weakness existed related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating and testing management's process for determining the total costs expected to complete, which included evaluating the reasonableness of management's estimates of total forecasted manufacturing costs and third party subcontractors costs for selected arrangements, (ii) testing the accuracy and completeness of costs incurred to date, and (iii) testing the appropriateness of the timing and amount of revenue recognized based on the underlying inputs and estimates. Evaluating the reasonableness of management's estimates of total costs expected to complete included performing a comparison of management's prior period cost estimates to actual costs incurred.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 31, 2023

We have served as the Company's auditor since 2013.

View, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 95,858	$ 281,081
Short-term investments	102,284	—
Accounts receivable, net of allowances	42,407	30,605
Inventories	17,373	10,267
Prepaid expenses and other current assets	38,297	21,579
Total current assets	296,219	343,532
Property and equipment, net	262,360	268,401
Restricted cash	16,448	16,462
Right-of-use assets	18,485	21,178
Other assets	25,514	29,493
Total assets	$ 619,026	$ 679,066
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 21,099	$ 24,186
Accrued expenses and other current liabilities	72,410	59,456
Accrued compensation	9,799	9,508
Deferred revenue	9,199	11,460
Total current liabilities	112,507	104,610
Debt, non-current	109,754	13,960
Debt, non-current - related party	109,083	—
Sponsor earn-out liability	506	7,624
Lease liabilities	19,589	22,997
Other liabilities	47,095	50,537
Total liabilities	398,534	199,728
Commitments and contingencies (Note 8)		
Stockholders' equity (deficit):		
Common stock, $0.0001 par value; 600,000,000 shares authorized December 31, 2022 and December 31, 2021, respectively; 221,735,925, and 219,195,971 shares issued and outstanding as of December 31, 2022 and 2021, respectively	23	22
Additional paid-in-capital	2,814,889	2,736,647
Accumulated deficit	(2,594,420)	(2,257,331)
Total stockholders' equity	220,492	479,338
Total liabilities and stockholders' equity	$ 619,026	$ 679,066

The accompanying notes are an integral part of these consolidated financial statements.

View, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share data)

	Fiscal year ended December 31,	
	2022	2021
Revenue	$ 87,934	$ 74,007
Revenue - related party	13,394	—
Total revenue	$ 101,328	$ 74,007
Costs and expenses:		
Cost of revenue	186,216	194,714
Cost of revenue - related party	16,941	—
Research and development	70,320	93,477
Selling, general, and administrative	159,688	131,214
Impairment of goodwill (Note 6)	9,097	—
Total costs and expenses	442,262	419,405
Loss from operations	(340,934)	(345,398)
Interest and other expense (income), net		
Interest expense, net	2,926	5,889
Other expense, net	367	6,355
Gain on fair value change, net	(7,285)	(24,290)
Loss on extinguishment of debt	—	10,018
Interest and other (income) expense, net	(3,992)	(2,028)
Loss before provision (benefit) of income taxes	(336,942)	(343,370)
Provision (benefit) for income taxes	147	(392)
Net and comprehensive loss	$ (337,089)	$ (342,978)
Net loss per share, basic and diluted	$ (1.56)	$ (1.97)
Weighted-average shares used in calculation of net loss per share, basic and diluted	215,558,271	173,692,582

The accompanying notes are an integral part of these consolidated financial statements.

View, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

| | Redeemable Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount	Shares	Amount			
Balances as of December 31, 2020	**5,222,852**	**1,812,678**	**73,483**	**7**	**89,782**	**(1,914,353)**	**(1,824,564)**
Retroactive application of reverse recapitalization (Note 2)	(5,101,421)	—	(71,774)	(7)	7	—	—
Balances as of December 31, 2020, as converted	**121,431**	**1,812,678**	**1,709**	**—**	**89,789**	**(1,914,353)**	**(1,824,564)**
Conversion of redeemable convertible preferred stock to common stock in connection with reverse recapitalization	(121,431)	(1,812,678)	121,431	12	1,812,666	—	1,812,678
Reverse recapitalization transaction, net of fees	—	—	93,865	10	745,741	—	745,751
Conversion of redeemable convertible preferred stock warrants to common stock warrants in connection with reverse recapitalization	—	—	—	—	7,267	—	7,267
Issuance of common stock upon exercise of stock options	—	—	76	—	413	—	413
Vesting of restricted stock units	—	—	115	—	—	—	—
Issuance of common stock in connect with WorxWell acquisition	—	—	2,000	—	5,558	—	5,558
Issuance of warrants in connection with WorxWell acquisition	—	—	—	—	1,593	—	1,593
Stock-based compensation	—	—	—	—	73,620	—	73,620
Net loss	—	—	—	—	—	(342,978)	(342,978)
Balances as of December 31, 2021	**—**	**—**	**219,196**	**22**	**2,736,647**	**(2,257,331)**	**479,338**
Vesting of RSUs	—	—	4,757	1	(1)	—	—
Shares withheld related to net share settlement	—	—	(2,217)	—	(3,482)	—	(3,482)
Issuance of warrants in connection with Strategic Agreement	—	—	—	—	9,201	—	$ 9,201
Stock-based compensation	—	—	—	—	72,524	—	72,524
Net loss	—	—	—	—	—	(337,089)	(337,089)
Balances as of December 31, 2022	**—**	**$ —**	**221,736**	**$ 23**	**$2,814,889**	**$(2,594,420)**	**$ 220,492**

The accompanying notes are an integral part of these consolidated financial statements.

View, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Fiscal year ended December 31,		
		2022		2021
Cash flows from operating activities:				
Net loss	$	(337,089)	$	(342,978)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		23,955		41,757
Loss on extinguishment of debt		—		10,018
Gain on fair value change, net		(7,285)		(24,290)
Stock-based compensation		72,783		73,620
Impairment of goodwill		9,097		—
Other		5,205		1,971
Changes in operating assets and liabilities:				
Accounts receivable		(12,186)		(18,218)
Inventories		(7,106)		(3,784)
Prepaid expenses and other current assets		(9,509)		(17,191)
Other assets		519		(2,673)
Accounts payable		1,523		5,339
Deferred revenue		(2,262)		6,222
Accrued compensation		292		(1,319)
Accrued expenses and other liabilities		2,372		10,213
Net cash used in operating activities		**(259,691)**		**(261,313)**
Cash flows from investing activities:				
Purchases of property and equipment		(15,767)		(26,099)
Purchase of short-term investments		(140,623)		—
Maturities of short-term investments		39,000		—
Disbursement under loan receivable (Note 8)		(6,999)		—
Acquisitions, net of cash acquired		—		(4,938)
Net cash used in investing activities		**(124,389)**		**(31,037)**
Cash flows from financing activities:				
Proceeds from issuance of debt (Note 10)		100,074		—
Proceeds from issuance of debt - related party (Note 16)		112,234		—
Payment of debt issuance costs (Note 10)		(2,887)		—
Payment of debt issuance costs - related party (Note 16)		(3,236)		—
Repayment of revolving debt facility (Note 10)		—		(257,454)
Repayment of other debt obligations (Note 10)		(1,470)		—
Payments of obligations under finance leases		(531)		(1,278)
Proceeds from issuance of common stock upon exercise of stock options and warrants		—		403
Proceeds from reverse recapitalization and PIPE financing (Note 2)		—		815,184
Payment of transaction costs (Note 2)		—		(41,655)
Taxes paid related to the net share settlement of equity awards (Note 11)		(3,482)		—
Net cash provided by financing activities		**200,702**		**515,200**
Net (decrease) increase in cash, cash equivalents and restricted cash		(183,378)		222,850
Cash, cash equivalents and restricted cash, beginning of period		297,543		74,693
Cash, cash equivalents and restricted cash, end of period	$	**114,165**	$	**297,543**
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	68	$	19,380
Non-cash investing and financing activities:				
Payables and accrued liabilities related to purchases of property and equipment	$	2,737	$	8,658
Conversion of redeemable convertible preferred stock to common stock	$	—	$	1,812,678
Conversion of redeemable convertible preferred stock warrants to common stock warrants	$	—	$	7,267
Common stock issued in exchange for services associated with the reverse recapitalization	$	—	$	7,500
Common stock issued upon vesting of restricted stock units	$	7,481	$	726
Holdback related to acquisition	$	—	$	1,061
Change in right-of-use assets or property and equipment exchanged for lease obligations	$	—	$	1,094

The accompanying notes are an integral part of these consolidated financial statements.

View, Inc.
Notes to Consolidated Financial Statements

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1.   Organization and Summary of Significant Accounting Policies

Organization

View, Inc. (f/k/a CF Finance Acquisition Corp. II) and its wholly owned subsidiaries (collectively "View" or the "Company") headquartered in Milpitas, California, is a technology company that manufactures smart building products intended to help improve people's health, productivity and experience, while simultaneously reducing energy consumption. View's primary product is a proprietary electrochromic or "smart" glass panel that when combined with View's proprietary network infrastructure and software, intelligently adjusts in response to the sun by tinting from clear to dark states, and vice versa thereby reducing heat and glare. The Company is devoting substantially all of its efforts towards the manufacturing, sale and further development of its product platforms, and marketing of both custom and standardized product solutions. The Company has also devoted significant resources to enable its new View Smart Building Platform, a new offering beginning in 2021.

On March 8, 2021 (the "Closing Date" or "Closing"), CF Finance Acquisition Corp. II ("CF II"), a Delaware corporation, consummated the previously announced merger pursuant to an Agreement and Plan of Merger, dated November 30, 2020 (the "Merger Agreement"), by and among CF II, PVMS Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of CF II ("Merger Sub"), and View, Inc. (hereinafter referred to as "Legacy View"). Pursuant to the Merger Agreement, a business combination between CF II and Legacy View was effected through the merger of Merger Sub with and into Legacy View, with Legacy View (the "Business Combination") surviving as the surviving company and as a wholly-owned subsidiary of CF II (the "Merger" and collectively with the other transactions described in the Merger Agreement, the "Transactions"). On the Closing Date, CF II changed its name from CF Finance Acquisition Corp. II to View, Inc. and Legacy View changed its name to View Operating Corporation.

On March 8, 2021, the Company completed the Transactions and raised net proceeds of $771.3 million, net of transaction costs of $43.9 million. In conjunction with the Transactions, the Company repaid in full the revolving debt facility of $276.8 million, including accrued interest and future interest through maturity of the notes of $26.8 million. See Note 2 for additional information regarding the reverse recapitalization.

Smaller Reporting Company (SRC) Status

The Company is a "smaller reporting company," as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended. The Company intends to take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as it qualifies as a smaller reporting company. The Company may be a smaller reporting company in any year in which (i) the market value of our voting and non-voting ordinary shares held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) (a) our annual revenue is less than $100.0 million during the most recently completed fiscal year and (b) the market value of our voting and non-voting ordinary shares held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and regulations of the U.S. Securities and Exchange Commission ("SEC") for financial reporting and reflect the financial position, results of operations and cash flows of the Company. The Company's consolidated financial statements include the accounts of View, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year ends on December 31.

As a result of the Transactions completed on March 8, 2021, prior period share and per share amounts presented in the accompanying consolidated financial statements and these related notes have been retroactively converted in an amount determined by application of the exchange ratio of 0.02325 ("Exchange Ratio"), which was based on Legacy View's implied price per share prior to the Merger.

All amounts are presented in U.S. dollars ($).

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Since inception, the Company has not achieved profitable operations or positive cash flows from operations. The Company's accumulated deficit totaled $2,594.4 million as of December 31, 2022. For the years ended December 31, 2022

View, Inc.
Notes to Consolidated Financial Statements

and 2021, the Company had a net loss of approximately $337.1 million and $343.0 million, respectively, and negative cash flows from operations of approximately $259.7 million and $261.3 million, respectively. Cash and cash equivalents as of December 31, 2022 was $95.9 million and short-term investments as of December 31, 2022 was $102.3 million. The Company has historically financed its operations through the issuance and sale of redeemable convertible preferred stock, the issuance of debt financing, the gross proceeds associated with the Merger and revenue generation from product sales. As noted in Note 10, the Company raised additional capital of $206.3 million, after deducting fees and offering expenses, during the fourth quarter of 2022 through the issuance of Convertible Senior Pay in Kind ("PIK") Toggle Notes ("Convertible Notes").

The Company has determined that there is substantial doubt about its ability to continue as a going concern, as the Company does not currently have adequate financial resources to fund its forecasted operating costs and meet its obligations for at least twelve months from the date of these financial statements.

In order to reduce the cash used in operating activities, the Company implemented certain cost savings initiatives in the second half of 2022, as well as a restructuring plan in March 2023 as further discussed in Note 17. While these plans are anticipated to reduce cash outflow when compared to prior periods, the Company's continued existence is dependent upon its ability to obtain additional financing, as well as to attain and maintain profitable operations by entering into profitable sales contracts and generating sufficient cash flow to meet its obligations on a timely basis. The Company's business will require a significant amount of capital investments to execute its long-term business plans.

While the Company recently raised additional financing during 2022, there can be no assurance that future necessary financing will be available on terms acceptable to the Company, or at all. If the Company raises funds in the future by issuing equity securities, such as through the sale of the Company's common stock under the common stock purchase agreements (the "Purchase Agreements") discussed further in Note 11, dilution to stockholders will occur and may be substantial. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If the Company raises funds in the future by issuing additional debt securities, these debt securities could have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of any additional debt securities or borrowings could impose significant restrictions on the Company's operations. The capital markets have experienced in the past, and may experience in the future, periods of upheaval that could impact the availability and cost of equity and debt financing. In addition, recent and anticipated future increases in federal fund rates set by the Federal Reserve, which serve as a benchmark for rates on borrowing, will continue to impact the cost of debt financing.

If the Company is unable to obtain adequate capital resources to fund operations by raising additional capital and attaining and maintaining profitable operations or raising additional capital, the Company would not be able to continue to operate the business pursuant to the Company's current business plan, which would require the Company to modify its operations to further reduce spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all of the Company's ongoing or planned investments in corporate infrastructure, business development, sales and marketing, research and development and other activities, which would have a material impact on the Company's operations and its ability to increase revenues, or the Company may be forced to discontinue its operations entirely.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and the accompanying notes. Significant estimates include the warranty accrual, the fair value of common stock prior to reverse recapitalization and other assumptions used to measure stock-based compensation, the fair value of the redeemable convertible preferred stock, warrants, sponsor earn-out liability, and the estimation of costs to complete the performance obligations under contracts for revenue recognition. Other estimates include the fair value of acquired intangible assets and their respective useful lives, the determination of standalone selling price of various performance obligations, the valuation of deferred tax assets and uncertain income tax positions, and the recoverability of long-lived assets. The Company bases its estimates on historical experience, the current economic environment, and on assumptions that it believes are reasonable under the circumstances. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. The Company adjusts such estimates and assumptions when facts and circumstances dictate which may require significant judgment. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ significantly from these estimates.

View, Inc.
Notes to Consolidated Financial Statements

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents are held by domestic financial institutions with high credit standings. Such deposits may, at times, exceed federally insured limits. As of December 31, 2022, the Company has not experienced any losses on its deposits of cash and cash equivalents.

For the year ended December 31, 2022, three customers represented greater than 10.0% of total revenue, accounting for 13.2%, 12.9%, and 11.0% of total revenue, respectively. For the year ended December 31, 2021, two customers represented greater than 10.0% of total revenue, accounting for 12.2% and 11.8% of total revenue, respectively. Two customers accounted for 27.3% of accounts receivable, net as of December 31, 2022, including 17.3% and 10.0%, respectively. Four customers accounted for 53.0% of accounts receivable, net as of December 31, 2021, including 15.2%, 13.3%, 12.8% and 11.8%, respectively. Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition.

Certain materials used by the Company in the manufacturing of its products are purchased from a limited number of suppliers. Shortages could occur in these materials due to an interruption of supply or increased demand in the industry. For the year ended December 31, 2022, each of three suppliers accounted for 30.7%, 12.9% and 11.1% of total purchases, respectively. For the year ended December 31, 2021, one supplier accounted for 34.0% of total purchases.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities from the date of purchase of three months or less to be cash equivalents. Cash equivalents are invested in demand deposits, U.S. Treasury bills, or money market mutual funds. Demand deposits and U.S Treasury bills are carried at cost, which approximates fair value, and money market funds are reported at fair value based upon quoted market prices.

Restricted Cash

The Company is required by its bank to collateralize letters of credit issued to the Company's lessors, suppliers, customers, utility providers, and for the Company's purchasing card program. All amounts in restricted cash as of December 31, 2022 and 2021 represent funds held in certificates of deposit and are stated at cost, which approximates fair value. Restricted cash is classified as current or non-current on the consolidated balance sheets based on the remaining term of the restriction.

Short Term Investments

The Company considers investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments. The Company's portfolio of marketable debt securities is primarily comprised of Commercial Paper, Corporate Notes or Bonds, U.S. Treasury bills, and U.S. government securities, which are classified as available-for-sale. The Company reevaluates such designation at each period end date. The Company may sell these marketable debt securities prior to their stated maturities depending upon changing liquidity requirements.

These debt securities are classified as current assets in the consolidated balance sheet and recorded at fair value. Unrealized gains or losses are reported within accumulated other comprehensive income as a separate component of stockholders' equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred. Realized gains and losses earned upon the sale or maturity of available-for-sale securities are derived using the specific-identification method, and amortization of premiums and accretion of discounts are reported in other expense, net in the consolidated statements of comprehensive loss.

An impairment loss may be recognized when the decline in fair value of the debt securities is determined to be other-than-temporary. The Company evaluates its investments for other-than-temporary declines in fair value below the cost basis each quarter, or whenever events or changes in circumstances indicate that the cost basis of the short-term investments may not be recoverable. The evaluation is based on a number of factors, including the length of time and the extent to which the fair value has been below the cost basis, as well as adverse conditions related specifically to the security such as any changes to the credit rating of the security and the intent to sell or whether the Company will more likely than not be required to sell the security before recovery of its amortized cost basis. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses with changes in the allowance for credit losses recorded in other expense, net in the consolidated statements of operations. No such adjustments were necessary during the periods presented.

View, Inc.
Notes to Consolidated Financial Statements

Fair Value Measurement of Financial Assets and Liabilities

Fair value is defined as an exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. U.S. GAAP establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 Observable inputs such as quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Unobservable inputs in which there are little or no market data and which require the Company to develop its own assumptions.

Cash equivalents relating to demand deposits and U.S. Treasury bills, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Short-term and long-term debt associated with the term loan is carried at amortized cost, which approximates its fair value. The Convertible Notes are carried at amortized cost and their fair value is determined using Level 3 inputs, as discussed further in Note 10.

Accounts Receivable, Net of Allowances

Accounts receivable consists of current trade receivables due from customers recorded at invoiced amount, net of allowances for credit losses. Judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and related aging of the past-due balances. The Company records accounts receivable at the invoiced amount. The Company maintains an allowance for credit losses to reserve for potentially uncollectible receivable amounts. In evaluating the Company's ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, the customer's current financial condition, and considers macroeconomic factors to estimate expected future credit losses.

Contract Assets and Liabilities

Billing practices for certain contracts with customers are governed by the contract terms of each project based on (i) progress toward completion approved by the owner, (ii) achievement of milestones or (iii) pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the cost-to-cost input method. The Company records contract assets and contract liabilities to account for these differences in timing.

Certain contracts under which we perform work contain retainage provisions. Retainage refers to amounts that we have billed to the customer, but such amounts are being held for payment by the customer pending satisfactory completion of the project. Retainage on active contracts is classified as a current asset regardless of the term of the contract and is generally collected within one year of the completion of a contract. Other contract assets arise when the Company recognizes revenues for performance under its contracts, but the Company is not yet entitled to bill the customer under the terms of the contract. Once amounts are billed to customers, the asset is classified within accounts receivable, net of allowances.

Contract liabilities represent the Company's obligation to provide goods or services to a customer for which the Company has been paid by the customer or for which the Company has billed the customer under the terms of the contract. Revenue for future services reflected in this account are recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract. Contract liabilities are presented as deferred revenue on the consolidated balance sheets.

Inventories

Inventories consist of finished goods which are stated at the lower of cost or net realizable value. Costs are measured on a first-in, first out basis using standard cost, which approximates actual cost. Net realizable value is the estimated selling price of the Company's products in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. Inventories are written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value, or are in excess of expected demand. Once inventory is written down, its new value is maintained until it is sold, scrapped, or written down for further valuation losses. The valuation of inventories requires the

View, Inc.
Notes to Consolidated Financial Statements

Company to make judgments based on currently available information about the likely method of disposition and current and future product demand relative to the remaining product life. Inventory valuation losses are classified as cost of revenue in the consolidated statements of comprehensive loss. The Company recorded inventory impairments of $12.9 million and $10.4 million as of December 31, 2022 and 2021.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally two to fifteen years. The Company reassesses the useful lives of the assets at each reporting period to determine whether events or circumstances may indicate that a revision to the useful life is warranted. Leasehold improvements are stated at cost and amortized using the straight-line method over the estimated useful life of the assets or the remaining lease term, whichever is shorter. Maintenance and repairs that do not extend the life or improve the asset are expensed as incurred.

Internal Use Software

Certain development costs associated with internal use software incurred during the application development stage are capitalized. Costs associated with preliminary project phase activities, training, maintenance and any post-implementation costs are expensed as incurred. Capitalized internal use software costs are normally amortized over an estimated useful life of 5 years once the related project has been completed and deployed for use. Such capitalized internal use software has not been material in any of the periods presented through December 31, 2022.

Capitalized Software Development Costs

The capitalization of software development cost for products to be marketed begins when a product's technological feasibility has been established. Technological feasibility is established when a working model has been completed and the completeness of the working model has been confirmed by testing. Capitalization ends when the resulting product is available for general market release. Costs during the period prior to technological feasibility are expensed as incurred. The Company ensures that technological feasibility has been achieved for products to be marketed to external users before the release of those products. Capitalized software development costs are amortized using the straight-line amortization method over the estimated useful life of the applicable software. Such software development costs required to be capitalized have not been material in any of the periods presented through December 31, 2022.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events indicate that a potential impairment may have occurred. If such events arise, the Company will compare the carrying amount of the asset group comprising the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the asset group. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the asset group, an impairment charge is recorded at the amount by which the carrying amount of the asset group exceeds the fair value of the assets, based on the expected discounted future cash flows attributable to those assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There were no impairments of long-lived assets during the years ended December 31, 2022 and 2021.

Leases

The Company's lease portfolio includes leases for its manufacturing facility, office space and various types of equipment. The Company determines if an agreement contains a lease at the inception of a contract. All leases are assessed for classification as an operating lease or a finance lease. The Company does not have material finance leases. Operating lease right-of-use ("ROU") assets are presented separately on the Company's consolidated balance sheets. Operating lease liabilities are separated into a current portion, included within accrued expenses and other current liabilities on the Company's consolidated balance sheets, and a noncurrent portion, presented separately on the Company's consolidated balance sheets. The Company does not recognize ROU assets and lease liabilities for leases with a term of twelve months or less.

Operating lease liabilities are recognized at the present value of the lease payments required to be paid over the lease term. When the lease does not provide an implicit rate, the Company uses its incremental borrowing rate to discount the lease payments to present value. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company determines the applicable incremental borrowing rate at the lease commencement date based on the rates of its secured borrowings, which is then adjusted for the appropriate lease term and risk premium. ROU assets are recorded as the initial amount of the lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any tenant improvement allowance incentives received.

View, Inc.
Notes to Consolidated Financial Statements

The Company establishes the term of each lease at lease commencement, which equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to renew or extend the lease that the Company is reasonably certain to exercise. ROU assets and lease liabilities are remeasured upon certain modifications to leases using the present value of remaining lease payments and estimated incremental borrowing rate upon lease modification. Operating lease cost, including amounts related to short-term leases, is recognized on a straight-line basis over the lease term. The Company recognizes variable lease payments, which are considered non-components of the lease, as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space we lease.

Goodwill and Other Intangible Assets

From time to time, the Company makes acquisitions of companies related to existing, complementary or new markets. The Company completed two acquisitions during the year ended December 31, 2021, which are further described in Note 6. Acquisition-related costs were included in selling, general, and administrative expenses in the consolidated statements of operations and were immaterial for the year ended December 31, 2021. No acquisitions were completed in the year ended December 31, 2022.

Goodwill is measured as the excess of the purchase price over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized but reviewed for impairment as of October 1 each fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The evaluation of goodwill and other intangible assets for impairment requires the exercise of significant judgment. Other intangible assets are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of 2 to 15 years using the straight-line method. Other intangible assets primarily include purchased technology.

The results of the Company's annual goodwill impairment test as of October 1, 2022 did not indicate any impairment of goodwill. During the fourth quarter of 2022, subsequent to the annual goodwill impairment analysis, the Company experienced a sustained decline in its stock price resulting in its market capitalization being less than the carrying value of its reporting unit. The Company therefore determined it appropriate to perform an interim quantitative assessment of its reporting unit as of December 31, 2022. As a result, the Company determined that the carrying value of its reporting unit exceeded its fair value and recorded an impairment of goodwill of $9.1 million during the fourth quarter of 2022.

The results of the annual goodwill impairment test as of October 1, 2021 did not indicate any impairments of goodwill and no events or changes in circumstances indicated that the carrying value of goodwill may not be recoverable as of December 31, 2021. As such, there was no impairment of goodwill or intangible assets during the year ended December 31, 2021.

Product Warranties

The Company provides a standard assurance type warranty that its insulating glass units ("IGUs") will be free from defects in materials and workmanship for generally 10 years from the date of delivery to customers. IGUs with sloped or laminated glass generally have a warranty of 5 or 10 years. Control systems associated with the sale of Controls, Software and Services ("CSS") typically have a 5-year warranty. As part of the Company's Smart Building Platform contracts, the Company generally warrants that the workmanship of the sub-assemblies and installation of the Smart Building Platform are free from defects and in conformance with the contract documents for one year from completion. In resolving warranty claims, the Company's standard warranty terms provide that the Company generally has the option of repairing, replacing or refunding the selling price of the covered product. The Company has not been requested to and has not provided any refunds, which would be treated as a reduction to revenue, to date as of December 31, 2022. The Company accrues for estimated claims of defective products at the time revenue is recognized based on historical warranty claims rates. The Company's estimated costs for standard warranty claims are based on future estimated costs the Company expects to incur to replace the IGUs or control systems multiplied by the estimated IGU or control system warranty claims, respectively, based on warranty contractual terms and business practices.

In 2019, the Company identified a quality issue with certain material purchased from one of its suppliers utilized in the manufacturing of certain IGUs. The Company stopped using the affected materials upon identification of the quality issue in 2019. The Company has replaced and expects to continue to replace the affected IGUs for the remainder of the period covered by the warranty. The Company developed a statistical model to analyze the risk of failure of the affected IGUs related to this quality issue and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. Management judgment is necessary to determine the distribution fit and covariates utilized in the statistical model, as well as the relative tolerance to declare convergence. The statistical model considered the volume of units sold, the volume of unit failures, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors. Based on this analysis, the Company has recorded

View, Inc.
Notes to Consolidated Financial Statements

a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs the Company expects to incur to replace the IGUs based on warranty contractual terms and business practices.

The Company monitors warranty obligations and may make adjustments to its warranty liabilities if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are recorded to cost of revenue in the consolidated statements of comprehensive loss and included in other current liabilities and other liabilities on the consolidated balance sheet. Warranty liabilities are based on estimates of failure rates and future costs to settle warranty claims that are updated periodically, taking into consideration inputs such as changes in the volume of claims compared with the Company's historical experience, and changes in the cost of servicing warranty claims. The estimated cost includes the Company's expectations regarding future total cost of replacement, as well as fixed cost absorption as production increases. The Company accounts for the effect of changes in estimates prospectively.

Considering the uncertainty inherent in the failure analysis, including the actual timing of the failures and the number of defective IGUs, as well as uncertainty regarding future supply chain costs and production volumes that may impact the projected costs to replace defective IGUs in future years, it is reasonably possible that the amount of costs to be incurred to replace the defective IGUs could ultimately be materially different from the estimate. Unforeseen component failures or exceptional component performance can also result in changes to warranty costs. If actual warranty costs differ substantially from the Company's estimates, revisions to the estimated warranty liability would be required, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Revenue Recognition

The Company has historically generated revenue from (i) the manufacturing and sale of View Smart Glass IGUs, that are coated on the inside with a proprietary technology and are designed and built to customer specifications that include sizes for specific windows, skylights, and doors in specified or designated areas of a building and (ii) selling the View Smart Glass CSS, which includes electrical connections schema, sky sensors, window controllers and control panels with embedded software, cables and connectors that when combined with the IGUs enable the IGUs to tint. Also included in CSS is a system design, in which a design document is provided to lay out the IGUs, as well as a commissioning service, in which the installed IGUs and CSS components are tested and tinting configurations are set by the Company. For this Smart Glass products offering, View serves as a materials provider to its Smart Glass customers, which are typically glaziers for IGUs and low-voltage electricians ("LVE") or General Contractors ("GC") for CSS.

Under View's Smart Glass product offering, when the owner, tenant or developer of the building approves of the use of View products, a non-binding letter of understanding with the owner, tenant or developer is signed. The Company subsequently enters into the legally enforceable supplier contracts with its Smart Glass customers (i.e., glaziers for IGUs and LVEs or GCs for CSS), to deliver the Smart Glass products and services. For Smart Glass projects, the Company does not have a role in the assembly nor the installation of the framed IGUs. The design of the integrated platform, as well as assembly and installation of the IGUs and the electrical components included in the CSS is performed by the Smart Glass customers. The Company performs a commissioning service under the CSS contract after its customers have completed installation of the IGUs and CSS electrical components. Additionally, in limited circumstances, the Company contracts to provide extended or enhanced warranties of its products in addition to its standard assurance warranty, which are recognized as revenue over the respective term of the warranty period.

During 2021, the Company entered into and commenced work on the first contract under its new product offering, View's Smart Building Platform. In these types of arrangements, the Company contracts with the Smart Building Platform customers, which are typically the owners, tenants or developers of buildings, or the general contractor acting on behalf of the Company's customers. With View's Smart Building Platform, the smart building network serves as the backbone of the offering and is integrated by View into the building envelope system along with the View Smart Glass IGUs, which serve as individual nodes on the building network.

This platform also enables the Company's Smart Building Technologies product offerings, as more fully described further below, to also be integrated as additional nodes on View's smart building network and tailored to the customer's specific needs depending upon their desired smart building functionality.

In these arrangements View takes responsibility for all activities needed to fulfill its single performance obligation of transferring control to the customer of a fully operational Smart Building Platform deliverable; from design, fabrication, installation, integration, commissioning, and testing. Underlying these activities is View's responsibility for performing an essential and significant service of integrating each of the inputs of its completed solution. These inputs include View's smart network infrastructure and IGUs, both of which are integrated into the window glazing system, which is fabricated by an unrelated subcontractor contracted by View to work on its behalf, as well as designing how the entire Smart Building Platform

View, Inc.
Notes to Consolidated Financial Statements

will be integrated and installed into the customer's architectural specifications for the building that is being constructed or retrofitted.

View's integration services also include the activities of installing, commissioning and testing to enable the transfer of a complete and operational system. The Company also uses subcontractors it selects and hires for portions of the installation labor.

Given that View is responsible for providing the service of integrating each of the inputs into a single combined output, View controls that output before it is transferred to the customer and accordingly, View is the principal in the arrangement and will recognize the entire arrangement fee as its revenue, with any fees that View pays to its subcontractors recognized in its cost of revenue.

Other factors present in these arrangements that support the assertion that View controls the deliverable before it is transferred to the customer include: the customer considers View to be primarily responsible for fulfilling the promise to provide a fully integrated Smart Building Platform, View has significant inventory risk, and it has complete discretion in the price negotiated with all parties engaged by View, including the customer, subcontractors, and third-party suppliers. Lastly, View determines how it will fulfill these arrangements and has complete discretion over the contracting of subcontractors to work on its behalf as well as the pricing discretion over these subcontractor arrangements. The pricing discretion that View exercises, both with respect to the customer as well as with View's subcontractors, can often result in View having all of the risk of loss on the contract, as the performance obligation promised to the customer included within these contracts is generally in exchange for fixed fees while payments made to the subcontractors are based on cost plus margin or fixed fee arrangements.

The Company's Smart Building Technologies includes a suite of products that are either integrated into the View Smart Building Platform, added-on to View Smart Glass contracts or sold separately, and (i) transform View smart windows into transparent, digital, interactive surfaces to enable immersive experiences, (ii) provide the ability to measure and optimize certain environmental variables, (iii) provide the customer the ability to self-monitor for intrusions, (iv) provide a platform to aggregate building and tenant data into a consolidated dashboard to optimize every aspect of building operations and workplace experience or (v) provide a hosted platform to facilitate smart and secure management of global networked assets. These offerings have either been internally developed by the Company, such as View Immersive Experiences, and View Sense, or have been acquired through the Company's acquisition of ioTium and WorxWell, such as View Secure Edge, View Remote Access, View Building Performance, and View Workplace Experience. When these products are integrated into the View Smart Building Platform, such offerings are included as part of the full contract with the customer. When these products are added-on to Smart Glass contracts or sold separately, the Company contracts separately with the customer to provide such items. Revenue generated from these products has not been material to date.

View recognizes revenue as or when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. View determines revenue recognition through the following five steps:

> Step 1: Identify the contract(s) with a customer;

> Step 2: Identify the performance obligations in the contract;

> Step 3: Determine the transaction price;

> Step 4: Allocate the transaction price to the performance obligations in the contract; and

> Step 5: Recognize revenue as or when the entity satisfies a performance obligation.

Contracts for View's Smart Building Platform

When a customer elects to purchase the Smart Building Platform, View signs legally enforceable contracts directly with the building owner/developers or their GC, acting on their behalf, for delivery of the Smart Building Platform.

The Company enters into legally binding trade contracts with the customer that outlines the rights and obligations of the Company, including specifications of the integrated platform to be provided. The promises to the customer included within these contracts, as described above, are integrated and highly interdependent, and they must work seamlessly together to deliver a fully functional Smart Building Platform. As the Company performs a significant service of integrating the promised goods and services into a combined output, these contracts constitute a single, combined performance obligation.

The contracting for these Smart Building Platform arrangements with building owners, real estate developers, or their agents, is subject to significant negotiations. Accordingly, each of these contracts must be evaluated on the terms and conditions of the underlying agreement based on their individual facts and circumstances.

View, Inc.
Notes to Consolidated Financial Statements

The Company determines the transaction price based on the consideration expected to be received, which is the contract price. When the contract contains payment terms that are extended beyond one year or other financing arrangements in conjunction with the contract, a significant financing component may exist. In such cases, the Company adjusts the contract price at an amount that reflects the cash selling price. Payment terms may vary but are generally net 30 days from request for payment. As the View Smart Building Platform is typically a single performance obligation, the entire transaction price is allocated to this performance obligation.

The Company recognizes revenue over time using a cost-to-cost input method where progress on the performance obligation is measured by the proportion of actual costs incurred to the total costs expected to complete the contract. Recognizing revenue using a cost-to-cost input method provides an objective measure of progress and thereby best depicts the extent of transfer of control to the customer. Management judgment is required to estimate the progress towards completion. Significant changes in this estimate could affect the profitability of the Company's contracts. Changes to estimated profit on contracts are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's progress towards fulfillment of the performance obligation. When the total estimated costs for a contract exceed contracted revenue, an accrual for the loss on the contract is recognized as cost of revenue at the time of contract execution. As actual costs are incurred that are in excess of revenue recognized, they are recorded against the loss accrual, which is therefore reduced.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, materials and period of completion of the work. Either the Company or our customers may initiate change orders. The Company has had an immaterial amount of change orders to date, and has recognized these as a contract modification when the change order is approved.

Contracts for View Smart Glass

Under View's Smart Glass product offering, the Company is a provider of building materials in the form of IGUs and CSS. These materials are designed and fabricated by the Company in order to meet the building-site specifications of the end user, which is typically the owner, tenant or developer of buildings. When the end user approves of the use of View products, a non-binding letter of understanding with the owner, tenant or developer is signed. The Company subsequently enters into the legally enforceable supplier contracts with its Smart Glass customers (i.e., glaziers for IGUs and LVEs or GCs for CSS), to deliver the Smart Glass products and services. The glaziers and LVEs are subcontracted by the end user and are responsible for the installation of the Smart Glass products at the building-site. The Company enters into separate legally binding agreements with both the glazier and the LVE or GC to deliver IGUs and CSS, respectively, who are unrelated parties and therefore such contracts cannot be combined and accounted for as a single contract.

Contracts with glaziers for IGUs include the promise to provide multiple customized IGUs. Each IGU represents a distinct and separate single performance obligation as the customer can benefit from each unit on its own. Each unit is separately identifiable, and does not modify or customize other units. The Company determines the transaction price based on the consideration expected to be received, which is generally the contractual selling price. Since the IGUs are customized to meet the building-site specifications of the ultimate end customer and have no alternative use to the Company and the Company has contractually enforceable rights to proportionate payment of the transaction price for performance completed to date, the Company recognizes revenue over time as each IGU is manufactured using a cost-to-cost input method. Recognizing revenue using a cost-to-cost input method best depicts the Company's performance in transferring control of the IGUs to the customer. The amount of work in process at the end of any financial reporting period has historically been insignificant.

The Company's contracts to deliver CSS to the customer, typically LVEs or GCs, contain multiple performance obligations for each promise in the CSS arrangement. Each of the identified promises, including electrical connections schema, sky sensors, window controllers and control panels with embedded software, cables and connectors, and professional services to provide a system design and commission the installed products are capable of being distinct and each promise is separately identifiable in the context of the contract. This assessment requires management to make judgments about the individual promised good and service and whether each good and service is separable from the other goods and services in the contract.

The Company determines the transaction price based on the consideration expected to be received, which is generally the contractual selling price. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price. Management judgment is required in determining SSP for contracts that contain products and services for which revenue is recognized both over time and at a point in time, and where such revenue recognition transcends multiple financial reporting periods due to the timing of delivery of such products and services. SSP is estimated based on the price at which the performance obligation is sold separately.

View, Inc.
Notes to Consolidated Financial Statements

The Company recognizes revenue allocated to each performance obligation at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. For the control panels and electrical components, transfer of control generally occurs at a point in time upon shipment or delivery of the product and revenue is recognized upon shipment. For the system design, transfer of control generally occurs upon customer acceptance and revenue is recognized upon customer acceptance. For the commissioning services, which have a relatively short period of time over which the services are provided, transfer of control generally occurs upon acceptance of the installed products by the end user and revenue is recognized upon customer acceptance. The allocation of transaction price for CSS contracts with performance obligations that cross multiple periods has not historically risen to a level that could have a material impact to reported revenues.

In limited circumstances, the Company contracts to provide extended or enhanced warranties of our products outside of the terms of its standard assurance warranty, which are recognized as revenue over the respective term of the respective extended or enhanced warranty period.

When the contract contains payment terms that are extended beyond one year or the Company enters into loan or financing arrangement in conjunction with the contract, a significant financing component may exist. In such cases, the Company adjusts the contract price at an amount that reflects the cash selling price. The Company uses a discount rate representing a borrowing rate had a separate financing transaction been entered between the two parties based on the customer's creditworthiness.

Contracts for View Smart Building Technologies

The Company's Smart Building Technologies includes a suite of products that can be either integrated into the View Smart Building Platform, added-on to View Smart Glass contracts or sold separately. Our customers are typically the owners or tenants of buildings. Revenue generated from these products has not been material to date.

Shipping and Handling Costs

The Company considers shipping and handling activities as costs to fulfill the sales of products. Freight charged to customers is included in revenue when control of the product is transferred to the customer, and the related shipping and handling costs are included in cost of revenue.

Taxes

Taxes imposed by governmental authorities on the Company's revenue producing activities with customers, such as sales taxes and value added taxes, are excluded from revenue.

Contract Costs

As the Company incurs incremental costs of obtaining contracts, they are evaluated for recoverability using the expected consideration. The Company currently incurs significant losses on its offerings and as such incremental costs to obtain contracts are not recoverable and are expensed as incurred.

Research and Development Expenses

Research and development expenses include salaries and related personnel expenses, including stock-based compensation, materials and supplies used in pilot operations, payments to consultants, outside manufacturers, patent related legal costs, facility costs, depreciation, and travel expenses. Research and development costs, other than software development costs qualifying for capitalization, are expensed as incurred.

Advertising Costs

All costs of advertising are expensed as incurred. Advertising and promotion expenses included in selling, general and administrative expense were $1.2 million and $1.7 million for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Income tax expense has been provided using the asset and liability method. Deferred tax assets and liabilities are determined based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. The Company provides a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that the deferred tax assets will not be realized. See Note 14 for further discussion of the Company's deferred tax assets and liabilities, and the associated valuation allowance. In evaluating the Company's ability to recover deferred tax assets, the Company considers all available

View, Inc.
Notes to Consolidated Financial Statements

positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company's consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related income tax liability within account payable and accrued liabilities on its consolidated balance sheets.

Beginning in 2022, the 2017 tax reform act amended Section 174 to eliminate current-year deductibility of research or experimental ("R&E") expenditures and software development costs (collectively, R&E expenditures) and instead require taxpayers to charge their R&E expenditures to a capital account amortized over 5 years (15 years for expenditures attributable to R&E activity performed outside the United States). As a result of this change, the Company generated a deferred tax asset for capitalized R&E expenditures for the year ended December 31, 2022.

Stock-Based Compensation

The Company measures stock-based awards, including stock options and restricted stock units ("RSUs") granted to employees and nonemployees, based on the estimated fair value as of the grant date.

Awards with only service vesting conditions

The fair value of stock option awards with only service conditions is estimated on the grant date using the Black-Scholes option-pricing model, which requires the input of assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. These assumptions are subjective, generally require significant analysis and judgment to develop, and materially affect the fair value and ultimately how much stock-based compensation expense is recognized.

The fair value of RSU awards with only service vesting conditions is based on the closing market price of the Company's Class A Common Stock on the date of grant.

The Company recognizes the fair value of each stock award on a straight-line basis over the requisite service period of the awards. Stock-based compensation expense is based on the value of the portion of stock-based awards that is ultimately expected to vest. As such, the Company's stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Awards with service vesting and market conditions

The estimated fair value of the awards with service vesting and market conditions is determined using the Monte Carlo simulation model and the effect of the market condition is reflected in the grant date fair value of the award. Monte Carlo simulations are a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such stock options based on a large number of possible stock price path scenarios. Compensation cost is recognized for each vesting tranche of an award with a market condition using the accelerated attribution method over the longer of the requisite service period and derived service period, irrespective of whether the market condition is satisfied. The derived service period is determined using the Monte Carlo simulation model. If an employee recipient terminates employment before completion of the requisite service period, any compensation cost previously recognized is reversed unless the market condition has been satisfied prior to termination. If the market condition has been satisfied during the vesting period, the remaining unrecognized compensation cost is accelerated.

View, Inc.
Notes to Consolidated Financial Statements

Sponsor Earn-Out Liability

At Closing, the Sponsor subjected 4,970,000 shares ("Sponsor Earn-Out Shares") to vesting and potential forfeiture (and related transfer restrictions) based on a five-year post-Closing earnout. These Sponsor Earn-Out Shares are accounted for as liability classified instruments because the Earn-Out Triggering Events that determine the number of Sponsor Earn-Out Shares to be earned back by the Sponsor include events that are not solely indexed to the common stock of the Company. The aggregate fair value of the Sponsor Earn-Out Shares on the Closing date was estimated using a Monte Carlo simulation model. As of December 31, 2022, the Earn-Out Triggering Events were not achieved for any of the tranches and as such the Company adjusted the carrying amount of the liability to its estimated fair value. See Note 4 for further information on fair value.

Public and Private Warrants

Prior to the Merger, CF II issued 366,666 private placement warrants ("Private Warrants") and 16,666,637 public warrants ("Public Warrants" and collectively "Warrants"). Each whole warrant entitles the holder to purchase one share of the Company's common stock at a price of $11.50 per share, subject to adjustments. The Warrants became exercisable on August 26, 2021. The Public Warrants and Private Warrants will expire five years after the Closing and five years after August 26, 2020, respectively. See Note 12 for further information.

The Public Warrants meet the derivative scope exception for contracts in the Company's own stock and are recorded in stockholders' equity. The Private Warrants are accounted for as derivative liabilities, since they contain provisions that cause the settlement amounts to be dependent upon the characteristics of the holder of the warrant, and are therefore recorded at fair value, with subsequent changes in the fair value recognized in the consolidated statements of comprehensive loss at each reporting date. See Note 4 for further information on fair value of the Private Warrants.

Redeemable Convertible Preferred Stock

Prior to the Merger, the Company recorded all shares of redeemable convertible preferred stock at their respective fair values less issuance costs on the dates of issuance. Upon the Closing of the Merger, holders of these outstanding redeemable convertible preferred stock received shares of the Company's common stock in an amount determined by application of the Exchange Ratio. See Note 2 for further information.

Employee Benefit Plan

The Company maintains a 401(k)-retirement plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) plan on the first day of the month following the month in which they commence employment. Participants in the 401(k) plan are allowed to defer a portion of their compensation, not to exceed the Internal Revenue Service (the IRS) annual allowance contribution. In February 2019, the Company started making discretionary matching contributions to the 401(k) plan on behalf of employees who are eligible to participate in the 401(k) plan. The matching contribution is determined as 50% of employee's salary deferral or 3% of employee's 401(k) eligible earnings, whichever is less. The Company's matching contribution in the year ended December 31, 2022 and 2021 was $1.9 million and $1.7 million, respectively.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates and manages its business as one reportable and operating segment. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information on a consolidated basis for purposes of allocating resources and assessing performance. All material long-lived assets are maintained in the United States. See "Concentration of Credit Risk and Other Risks and Uncertainties" for further information on revenue by customer and Note 3 for further information on revenue by geography and categorized by products and services.

Other Comprehensive Loss

For the years ended December 31, 2022 and 2021, there was no difference between net loss and total comprehensive loss.

Net Loss per Share

Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities such that net income is attributed to common stockholders and participating securities based on their participation rights. All outstanding redeemable convertible preferred stock are considered to be participating securities as such stockholders participate in undistributed earnings with common stockholders. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of its redeemable convertible preferred stock do not have a contractual obligation to share in the Company's losses. Basic net loss per share attributable to common

View, Inc.
Notes to Consolidated Financial Statements

stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period. For purposes of calculating the diluted net loss per share attributable to common stockholders, the redeemable convertible preferred stock, redeemable convertible preferred stock warrants, common stock warrants, and common stock options are considered to be potentially dilutive securities. Because the Company reported a net loss for the years ended December 31, 2022 and 2021, the inclusion of the potentially dilutive securities would be antidilutive, and, accordingly, diluted net loss per share is the same as basic net loss per share for both periods presented.

Recent Accounting Pronouncements Adopted

In May 2021, the FASB issued ASU No. 2021-04, *Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options* ("ASU No. 2021-04"). This ASU provides a principles-based framework for issuers to account for a modification or exchange of freestanding equity-classified written call options that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The Company adopted this standard effective as of January 1, 2022. The adoption did not have an impact on the Company's consolidated financial statements.

In August 2020, the FASB issued No. ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). This ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share ("EPS") calculation in certain areas. The Company adopted this standard effective as of January 1, 2022. There were no financial instruments outstanding as of January 1, 2022 that required the Company to apply the modified retrospective approach. The Company applied the amended guidance to the Convertible Notes issued during the year ended December 31, 2022. Refer to Note 10 for further information on the accounting for the Convertible Notes and Note 15 for the Company's calculation of net loss per share.

2.   Reverse Recapitalization

In connection with the Merger, the Company raised $815.2 million of gross proceeds including the contribution of $374.1 million of cash held in CF II's trust account from its initial public offering, net of redemptions of CF II Class A Common Stock held by CF II's public stockholders of $125.9 million, $260.8 million of private investment in public equity ("PIPE") at $10.00 per share of CF II's Class A Common Stock, and $180.3 million of additional PIPE at $11.25 per share of CF II's Class A Common Stock.

Immediately before the Merger, all of Legacy View's outstanding warrants were net exercised for shares of Legacy View Class A common stock. Upon consummation of the Merger, all holders of Legacy View Class A common stock and redeemable convertible preferred stock received shares of the Company's Class A common stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio based on the completion of the following transactions contemplated by the Merger Agreement:

- the cancellation of each issued and outstanding share of Legacy View Capital Stock and the conversion into the right to receive a number of shares of View Inc. Class A Common Stock equal to the Exchange Ratio;

- the conversion of all outstanding Legacy View Warrants into warrants exercisable for shares of View Inc. Class A Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Exchange Ratio; and

- the conversion of all outstanding vested and unvested Legacy View Options into options exercisable for shares of View Inc. Class A Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Exchange Ratio.

In connection with the Merger, the Company incurred $43.9 million of Transaction costs, consisting of underwriting, legal, and other professional fees, of which $42.4 million was recorded to additional paid-in capital as a reduction of proceeds and the remaining $1.5 million was expensed immediately.

View, Inc.
Notes to Consolidated Financial Statements

The number of shares of Class A common stock issued immediately following the consummation of the Merger at March 8, 2021 was:

	Number of Shares
Common stock of CF II outstanding prior to the Merger [1]	62,500,000
Less redemption of CF II shares	(12,587,893)
CF II Sponsor Earnout Shares outstanding prior to the Merger	1,100,000
Common stock of CF II	51,012,107
Shares issued in PIPE financing	42,103,156
Shares issued for in kind banker fee payment	750,000
Merger and PIPE financing shares	42,853,156
Legacy View shares converted [2]	123,211,449
Total	217,076,712

_____

[1]   Includes CF II Class A shareholders of 50,000,000 and CF II Class B shareholders of 12,500,000.

[2]   The number of Legacy View shares was determined from the 76,565,107 shares of Legacy View common stock and 5,222,852,052 shares of Legacy View redeemable convertible preferred stock outstanding, which were converted to an equal number of shares of Legacy View common stock upon the closing of the Merger, and then converted at the Exchange Rate to Class A common stock of the Company. All fractional shares were rounded down to the nearest whole share.

The Merger was accounted for as a reverse recapitalization because Legacy View was determined to be the accounting acquirer. Under this method of accounting, CF II was treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of Legacy View with the Merger treated as the equivalent of Legacy View issuing stock for the net assets of CF II, accompanied by a recapitalization. The net assets of CF II will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of Legacy View.

Legacy View was determined to be the accounting acquirer based on the following facts and circumstances:

- Legacy View stockholders comprised a relative majority of voting power of View;

- Legacy View had the ability to nominate a majority of the members of the board of directors of View;

- Legacy View's operations prior to the acquisition comprising the only ongoing operations of View;

- Legacy View's senior management comprising a majority of the senior management of View; and

- View substantially assuming the Legacy View name.

3.   Revenue

Disaggregation of Revenue

The Company disaggregates revenue between products and services, as well as by major product offering and by geographic market that depict the nature, amount, and timing of revenue and cash flows.

The following table summarizes the Company's revenue by products and services (in thousands):

	Year Ended December 31,	
	2022	2021
Revenue:		
Products	$ 92,105	$ 69,779
Services	9,223	4,228
Total	$ 101,328	$ 74,007

View, Inc.
Notes to Consolidated Financial Statements

View's Smart Glass contracts to provide CSS include the sale of both products and services. These services primarily relate to CSS installation and commissioning and are presented in the table above as Services. Also included within Services in the table above are revenues associated with extended or enhanced warranties. View Smart Glass contracts to provide IGUs, View Smart Building Platform contracts and View Smart Building Technologies contracts relate to the sale of products.

The following table summarizes the Company's revenue by major product offering (in thousands):

	Year Ended December 31,	
	2022	2021
Revenue:		
Smart Building Platform	$ 55,356	$ 28,686
Smart Glass	34,982	41,740
Smart Building Technologies	10,990	3,581
Total	$ 101,328	$ 74,007

During the years ended December 31, 2022 and 2021, the Company recognized a total of $12.0 million and $34.4 million, respectively, for initial contract loss accruals and incurred $18.3 million and $13.8 million, respectively, of previously accrued losses, which resulted in a decrease to the accrual.

Changes in estimated costs to complete View Smart Building Platform projects and the related effect on revenue are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's progress towards fulfillment of the performance obligation. The cumulative catch-up adjustments were $(0.6) million and $(0.1) million for the years ended December 31, 2022 and 2021, respectively.

The balance of estimated contract losses for work that had not yet been completed totaled $15.0 million and $20.7 million as of December 31, 2022 and 2021, respectively.

The following table summarizes the Company's revenue by geographic area, which is based on the shipping address of the customers (in thousands):

	Fiscal Year Ended December 31,	
	2022	2021
Revenue:		
United States	$ 91,132	$ 63,519
Canada	10,128	9,555
Other	68	933
Total	$ 101,328	$ 74,007

Remaining Performance Obligations

The Company's IGU contracts are short-term in nature and the practical expedient has been applied. The Company's performance obligations in CSS contracts are generally short-term in nature, for which the practical expedient has been applied, with the exception of commissioning services, which are provided at the end of a construction project. Revenue for commissioning services performance obligations is not material. The Company's performance obligations in Smart Building Platform contracts are longer-term in nature; however, many of these contracts provide the customer with a right to cancel or terminate for convenience with no substantial penalty. The transaction price allocated to remaining performance obligations for non-cancelable Smart Building Platform contracts as of December 31, 2022 was $10.9 million that the Company expects to recognize as it satisfies the performance obligations over the next 12 to 24 months which are, among other things, dependent on the construction schedule of the site for which the Company's products and services are provided. The Company's performance obligations in Smart Building Technologies contracts are generally short-term in nature, for which the practical expedient has been applied.

Contract Assets and Liabilities

Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing, where payment is conditional, as well as retainage for amounts that the Company has billed to the customer but are being held for payment by the customer pending satisfactory completion of the project. Current contract assets as of December 31, 2022 and 2021 were $14.6 million and $11.5 million, respectively, and were included in other current assets. The progress billing schedules for these

View, Inc.
Notes to Consolidated Financial Statements

contracts result in timing differences as compared to the Company's satisfaction of its performance obligation. Non-current contract assets as of December 31, 2022 and 2021 were $0.7 million and $0.7 million, respectively, and were included in other assets.

Contract liabilities relate to amounts invoiced or consideration received from customers, typically for the Company's CSS contracts, in advance of the Company's satisfaction of the associated performance obligation. Such contract liabilities are recognized as revenue when the performance obligation is satisfied. Contract liabilities are presented as deferred revenue on the consolidated balance sheets.

Revenue recognized during the year ended December 31, 2022 and 2021, which was included in the opening contract liability balance as of December 31, 2021 and 2020, was $5.5 million and $1.2 million, respectively.

4. Fair Value

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 66,614	$ —	$ —	$ 66,614
Total cash equivalents	66,614	—	—	66,614
Restricted cash				
Certificates of deposit	—	18,308	—	18,308
Short-term investments	—	102,284	—	102,284
Total assets measured at fair value	$ 66,614	$ 120,592	$ —	$ 187,206
Convertible Notes (Note 10)	$ —	$ —	$ 199,163	$ 199,163
Sponsor earn-out liability	—	—	506	506
Private warrants liability	—	—	7	7
Total liabilities measured at fair value	$ —	$ —	$ 199,676	$ 199,676

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 247,500	$ —	$ —	$ 247,500
Total cash equivalents	247,500	—	—	247,500
Restricted cash				
Certificates of deposit	—	16,462	—	16,462
Total assets measured at fair value	$ 247,500	$ 16,462	$ —	$ 263,962
Sponsor earn-out liability	$ —	$ —	$ 7,624	$ 7,624
Private warrants liability	—	—	174	174
Total liabilities measured at fair value	$ —	$ —	$ 7,798	$ 7,798

View, Inc.
Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for the level 3 financial liabilities measured at fair value using significant unobservable inputs (in thousands):

	Convertible Notes		Sponsor Earn-out Liability		Private Warrants		Redeemable Convertible Preferred Stock Warrants
Balance as of December 31, 2020	$	—	$	—	$	—	$ 12,323
Additions during the period		—		26,443		589	—
Change in fair value		—		(18,819)		(415)	(5,056)
Reclass to additional paid-in-capital upon Closing		—		—		—	(7,267)
Balance as of December 31, 2021	$	—	$	7,624	$	174	$ —
Additions during the period		212,300		—		—	—
Change in fair value		(13,137)		(7,118)		(167)	—
Balance as of December 31, 2022	$	199,163	$	506	$	7	$ —

Sponsor Earn-out Shares, Private Warrants and redeemable convertible preferred stock warrants are or were subject to remeasurement to fair value at each balance sheet date. See Note 2 for additional information regarding the reverse recapitalization and the conversion of the redeemable convertible preferred stock warrants at the time of the Merger. Changes in fair value as a result of the remeasurement are recognized in gain on fair value change, net in the consolidated statements of operations.

The following table summarizes the gain on fair value change, net (in thousands):

	Fiscal year ended December 31,	
	2022	2021
Sponsor Earn-out Liability	$ (7,118)	$ (18,819)
Private Warrants	(167)	(415)
Redeemable Convertible Preferred Stock Warrants	—	(5,056)
Gain on fair value change, net	$ (7,285)	$ (24,290)

Valuation of Sponsor Earn-Out liability

At Closing, the Sponsor subjected 4,970,000 shares to vesting and potential forfeiture (and related transfer restrictions) based on a five year post-Closing earnout, with (a) 50% of the Sponsor Earn-Out Shares being released if the stock price of the Company exceeds $12.50 for 5 out of any 10 trading days, (b) 25% of the Sponsor Earn-Out Shares being released if the stock price of the Company exceeds $15.00 for 5 out of any 10 trading days and (c) 25% of the Sponsor Earn-Out Shares being released if the stock price of the Company exceeds $20.00 for 5 out of any 10 trading days, in each case, subject to early release for a sale, change of control or going private transaction or delisting after the Closing (collectively, the "Earn-Out Triggering Events").

The estimated fair value of the Sponsor Earn-Out Shares was determined using a Monte Carlo simulation valuation model using the following assumptions:

	December 31, 2022	December 31, 2021
Stock price	$0.96	$3.91
Expected volatility	69.25%	52.50%
Risk free rate	4.22%	1.12%
Expected term (in years)	3.2	4.2
Expected dividends	0%	0%

Current stock price: The stock price was based on the closing price as of the valuation date.

Expected volatility: The volatility rate of the Sponsor Earn-Out Shares was determined using a Monte Carlo simulation to estimate the implied volatility of the Public Warrants as such warrants are publicly traded.

View, Inc.
Notes to Consolidated Financial Statements

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities corresponding to the remaining expected term of the earnout period.

Expected term: The expected term is the remaining contractual term of the earnout period.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends in the foreseeable future.

Valuation of Private Warrants

The estimated fair value of the Private Warrants was determined using the Black-Scholes option-pricing model using the following assumptions:

	December 31, 2022	December 31, 2021
Stock price	$0.96	$3.91
Expected volatility	69.25%	52.50%
Risk free rate	4.32%	1.04%
Expected term (in years)	2.7	3.7
Expected dividends	0%	0%

Valuation of redeemable convertible preferred stock warrants

The Company used the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value the redeemable convertible preferred stock warrants. The Company determined the fair value per share of the underlying redeemable convertible preferred stock by taking into consideration the most recent sales of its redeemable convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. As the Company operated as a private company until March 2021, specific historical and implied volatility information of its stock is not available. Therefore, the Company estimated the expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the expected term of the redeemable convertible preferred stock warrant. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected term of the redeemable convertible preferred stock warrant. The Company estimated a 0% expected dividend yield based on the fact that the Company had never paid or declared dividends through the Closing Date at which time these redeemable convertible preferred stock warrants were converted to common stock warrants and classified as a component of stockholders' equity. See Note 2 for additional information regarding the reverse recapitalization.

The market-based assumptions used in the valuations include the following:

	March 8, 2021 (Closing Date)	December 31, 2021
Expected volatility	52%-75%	70%
Expected term (in years)	0.08-7.71	2.0
Expected dividends	0%	0%
Risk-free rate	0.04%-1.28%	0.1%
Discount for lack of marketability	5.0%-33.0%	11%-55%

Other

The carrying amounts of cash equivalents relating to demand deposits and U.S. Treasury bills, accounts receivable, and accounts payable approximates fair value due to the short maturity of these instruments. The carrying amount of long-term trade receivable approximates fair value, which is estimated by discounting expected future cash flows using an average discount rate adjusted for the customer's creditworthiness. Short-term and long-term debt associated with the term loan is carried at amortized cost, which approximates its fair value. The Convertible Notes are carried at amortized cost and their fair value is determined using Level 3 inputs, as discussed further in Note 10.

View, Inc.
Notes to Consolidated Financial Statements

5.   **Property and Equipment, net**

Property and equipment, net consisted of the following (in thousands):

	Estimated Useful Lives	December 31,	
	(in Years)	2022	2021
Testing and chamber equipment	7	$ 14,200	$ 14,267
Tenant improvements	2-15	43,276	42,608
Plant and manufacturing equipment	7-12	159,635	156,560
Computer hardware and software	5	23,396	21,079
Furniture and fixtures	7	3,867	3,809
Construction in progress		174,257	165,165
Property and equipment, gross		418,631	403,488
Less: Accumulated depreciation		(156,271)	(135,087)
Property and equipment, net		$ 262,360	$ 268,401

The Company recorded depreciation expense of $21.8 million and $40.7 million for the years ended December 31, 2022 and 2021. During fiscal year 2021, the Company decided that additional production space was required to meet future expected demand. Accordingly, the Company evaluated the space availability in its manufacturing facility and determined that certain assets used for research and development purposes would be disassembled to make room for additional production capacity. Consequently, the Company made the decision to abandon and shorten the life of these assets to coincide with their removal date, resulting in accelerated depreciation of included in research and development expenses in the consolidated statement of comprehensive loss. Depreciation expense for the year ended December 31, 2021 included $14.4 million related to these abandoned assets which were no longer in service.

The Company regularly reviews its long-lived assets for triggering events or other circumstances that could indicate impairment. As of December 31, 2022, management considered the continued operating losses when combined with the sustained decline in our market capitalization, to be a triggering event and therefore performed a quantitative impairment test of our long-lived assets as of December 31, 2022. Based on the results of this test, the Company concluded that the fair value of the asset group was substantially above its carrying value, and no impairment was recorded as of December 31, 2022.

If the decline in the Company's share price is sustained or the Company identifies other events or circumstances indicating the carrying amount of an asset or asset group may not be recoverable, this would require further testing of these assets and it may result in an impairment of such assets.

6.   **Other Balance Sheet Information**

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash reported within the accompanying consolidated balance sheets that sum to the total of the same such amounts presented in the accompanying consolidated statements of cash flows consisted of the following (in thousands):

	December 31,	
	2022	2021
Cash	$ 29,244	$ 33,581
Cash equivalents	66,614	247,500
Cash and cash equivalents	95,858	281,081
Restricted cash included in prepaid expenses and other current assets	1,859	—
Restricted cash	16,448	16,462
Total cash, cash equivalents, and restricted cash presented in the statements of cash flows	$ 114,165	$ 297,543

View, Inc.
Notes to Consolidated Financial Statements

Short-term Investments

Short-term investments consisted of the following:

| | December 31, 2022 | | |
	Amortized Cost	Unrealized Gain/(Loss)	Fair Value
Commercial Paper	$ 59,684	$ —	$ 59,684
Corporate Notes/Bonds	4,914	—	4,914
U.S. Treasuries	31,804	—	31,804
U.S. Government Agencies	5,882	—	5,882
Total short-term investments	$ 102,284	$ —	$ 102,284

There were no short-term investments as of December 31, 2021. The Company's marketable debt securities have contractual maturities of less than one year, are classified as available-for-sale and are stated at fair value on the consolidated balance sheets based upon inputs other than quoted prices in active markets (Level 2 inputs). The Company did not record any unrealized gains or losses or recognize any gains or losses for the year ended December 31, 2022. The Company also did not recognize any credit-related impairment losses during the year ended December 31, 2022 and had no ending allowance for credit losses as of December 31, 2022. The amortized cost and fair value amounts above include accrued interest receivable of $0.7 million as of December 31, 2022.

Accounts Receivable, Net of Allowances

In the year ended December 31, 2022, the Company recorded a $0.4 million increase in the allowance for credit losses. The Company regularly reviews accounts receivable for collectability and establishes or adjusts the allowance for credit losses as necessary using the specific identification method based on the available facts. The allowance for credit losses totaled $1.1 million and $0.7 million at December 31, 2022 and 2021, respectively.

Other Assets

Other assets consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Goodwill	$ —	$ 8,997
Purchased technology and other intangible assets, net	5,023	7,239
Note receivable	6,999	—
Deposits with supplier	1,615	7,566
Other	11,877	5,691
Other assets	$ 25,514	$ 29,493

On July 7, 2021, the Company acquired 100% of the outstanding stock of ioTium, the leading provider of secure, cloud-managed, software-defined IoT networks. The total purchase consideration, net of cash acquired and including deferred consideration of $1.1 million, was $7.0 million. At closing, the Company paid approximately $4.9 million in cash. Total non-cash consideration was $1.0 million and consisted of the settlement of outstanding services due to the Company from ioTium at the transaction date. As part of the purchase price allocation, the Company acquired $5.1 million of intangible assets related to developed technology, trade name, and contract backlog and $4.2 million of goodwill. The goodwill was primarily attributable to strategic opportunities that arose from the acquisition of ioTium.

On December 1, 2021, the Company acquired certain assets associated with the WorxWell™ data analytics platform for total purchase consideration of $7.2 million. WorxWell's award-winning, data analytics platform aggregates all building data into a consolidated dashboard to optimize every aspect of building operations and workplace experience for both building owners and occupiers. The purchase consideration consisted of 2,000,000 shares of View common stock valued at $5.6 million and 1,000,000 shares of View common stock warrants valued at $1.6 million. The View common stock issued is subject to a lockup period of the earlier of (i) December 1, 2026, (ii) View's common stock's closing price 60-day trailing average reaches $50.00 per share, or (iii) the Company undergoes a change in control. The warrant has an exercise price of $10.00 per share and may only be exercised on or after the earliest of (i) December 1, 2026, (ii) View's common stock's closing price 60-day trailing average reaches $50.00 per share, or (iii) the Company undergoes a change in control. The Company concluded that the set of acquired assets met the definition of a business and did not represent a separate reporting unit. As part of the purchase price

View, Inc.
Notes to Consolidated Financial Statements

allocation, the Company acquired $2.2 million of intangible assets related to customer relationships, trade name, and developed technology and $4.9 million of goodwill. The goodwill was primarily attributable to strategic opportunities that arose from the acquisition of WorxWell and was not deductible for tax purposes.

The results of the Company's annual goodwill impairment test as of October 1, 2022 did not indicate any impairment of goodwill. During the fourth quarter of 2022, subsequent to the annual goodwill impairment analysis, the Company experienced a sustained decline in its stock price resulting in its market capitalization being less than the carrying value of its reporting unit. The Company therefore determined it appropriate to perform an interim quantitative assessment of its reporting unit as of December 31, 2022. As a result, the Company determined that the carrying value of its reporting unit exceeded its fair value and recorded an impairment of goodwill of $9.1 million during the fourth quarter of 2022.

The results of the annual goodwill impairment test as of October 1, 2021 did not indicate any impairments of goodwill and no events or changes in circumstances indicated that the carrying value of goodwill may not be recoverable as of December 31, 2021. As such, there was no impairment of goodwill or intangible assets during the year ended December 31, 2021.

Refer to Note 8 for further information regarding the note receivable balance.

Accrued Compensation

Accrued compensation consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Accrued vacation	$ 3,841	$ 4,693
Other	5,958	4,815
Accrued compensation	$ 9,799	$ 9,508

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Warranty accrual (Note 7)	10,236	8,868
Contract loss accrual (Note 3)	12,848	17,240
Environmental settlement accrual (Note 8)	1,450	2,950
Lease liability (Note 9)	3,949	3,581
Subcontractor accrual	18,435	2,554
Other	25,492	24,263
Accrued expenses and other current liabilities	$ 72,410	$ 59,456

Other Liabilities

Other liabilities consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Warranty accrual (Note 7)	$ 29,337	$ 33,388
Legal settlement liability (Note 8)	5,794	7,834
Contract loss accrual (Note 3)	2,136	3,422
Environmental settlement accrual (Note 8)	3,000	2,000
Accrued interest	3,309	—
Other	3,519	3,893
Other liabilities	$ 47,095	$ 50,537

View, Inc.
Notes to Consolidated Financial Statements

7. **Product Warranties**

Changes in warranty liabilities are presented below (in thousands):

| | Fiscal Year Ended December 31, | |
	2022	2021
Beginning balance	$ 42,256	$ 47,678
Accruals for warranties issued	1,626	1,551
Changes to estimates of volume and costs	2,004	1,234
Settlements made	(6,313)	(8,207)
Ending balance	$ 39,573	$ 42,256
Warranty liability, current, beginning balance	$ 8,868	$ 8,864
Warranty liability, noncurrent, beginning balance	$ 33,388	$ 38,814
Warranty liability, current, ending balance	$ 10,236	$ 8,868
Warranty liability, noncurrent, ending balance	$ 29,337	$ 33,388

The total warranty liability above included $8.8 million and $6.1 million as of December 31, 2022 and 2021, respectively, related to the Company' standard assurance warranty.

The total warranty liability above also included $30.8 million and $36.2 million as of December 31, 2022 and 2021, respectively, related to certain IGUs with a quality issue identified during fiscal year 2019. The quality issue was specific to certain material purchased from one of the Company's suppliers utilized in the manufacturing of certain IGUs and the Company stopped using the affected materials upon identification of the quality issue in 2019. The Company has replaced and expects to continue to replace the affected IGUs for the remainder of the period covered by the warranty. The Company developed a statistical model to analyze the risk of failure of the affected IGUs related to this quality issue and predict the potential number of future failures that may occur during the remaining warranty period, as well as the timing of the expected failures. Management judgment is necessary to determine the distribution fit and covariates utilized in the statistical model, as well as the relative tolerance to declare convergence. The statistical model considered the volume of units sold, the volume of unit failures, data patterns, and other characteristics associated with the failed IGUs as well as the IGUs that had not yet failed as of each financial reporting period. These characteristics include, but are not limited to, time to failure, manufacture date, location of installation, and environmental factors. Based on this analysis, the Company has recorded a specific warranty liability using the estimated number of affected IGUs expected to fail in the remaining warranty period and applying estimated costs the Company expects to incur to replace the IGUs based on warranty contractual terms and business practices.

In addition to the warranty liabilities presented above, the Company had $0.7 million included within Accrued expenses and other current liabilities in its Consolidated Balance Sheets as of December 31, 2021 for incremental performance obligations promised to customers in connection with IGU failures associated with the quality issue described above. The costs associated with these obligations were $5.1 million for the year ended December 31, 2021 and were included within Cost of revenue in the Consolidated Statement of Comprehensive Loss.

8. **Commitments and Contingencies**

Indemnifications

From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify the Company's officers, directors, and employees for liabilities arising out of their employment relationship. Generally, a maximum obligation under these contracts is not explicitly stated.

Because the maximum amounts associated with these agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. The Company has not been required to make payments under these obligations, and no liabilities have been recorded for these obligations on the Company's consolidated balance sheets.

Standby Letter of Credit

During the course of business, the Company's bank issues standby letters of credit on behalf of the Company to certain vendors and other third parties of the Company. As of December 31, 2022 and 2021, the total value of the letters of credit issued by the bank are $15.7 million and $16.5 million, respectively. No amounts have been drawn under the standby letter of credit.

View, Inc.
Notes to Consolidated Financial Statements

Commitments

In June 2021, the Company entered into a promissory note with one of its customers pursuant to which the customer may draw amounts in a maximum aggregate principal amount of $10.0 million. The amount of the draws is limited to the total amount incurred by subcontractors contracted by the Company in relation to the project. The promissory note is not a revolving facility, which means that outstanding amounts under the promissory note that are repaid cannot be re-borrowed. The promissory note has a maturity date of May 1, 2026. The promissory note bears no interest during the period between the first advance to the customer and the thirty-first month following the first advance, with interest increasing to an annual rate of 3.5% thereafter. As of December 31, 2022, the customer has a balance of $7.0 million drawn against the promissory note, which is recorded in other assets on the consolidated balance sheet.

Litigation and Environmental Settlements

In December 2014, the Company finalized the terms of a litigation settlement with a third party where the Company agreed to pay the other party a total of $32.0 million periodically over the next 10 years. The Company recorded the present value of future payments as a liability and records interest expense, included in interest expense, net in the consolidated statements of comprehensive loss, as it accretes the liability.

The balances of the litigation settlement liability are recorded in accrued expenses and other current liabilities and other liabilities, respectively, on the Company's consolidated balance sheets as follows (in thousands):

| | December 31, | |
	2022	2021
Litigation settlement liability - current	$ 3,000	$ —
Litigation settlement liability - non-current	5,794	7,834
Total litigation settlement liability	$ 8,794	$ 7,834

In September and August of 2021, the Mississippi Commission on Environmental Quality ("MCEQ"), Desoto County Regional Utility Authority ("DCRUA") and the City of Olive Branch, Mississippi ("Olive Branch"), each issued notices and orders to the Company with respect to our discharges of water from our Olive Branch facility into the publicly owned treatment works ("POTW") of DCRUA and Olive Branch without first obtaining a pretreatment permit. In August 2021, a Subpoena to Testify Before a Grand Jury was issued out of the United States District Court for the Northern District of Mississippi ("Subpoena") requiring us to produce to the Environmental Protection Agency ("EPA") various documents relating to environmental matters at our Olive Branch facility, including but not limited to hazardous waste records, air emissions records, storm water discharges records and wastewater disposal records. We have cooperated fully with each such notice, order and Subpoena.

On April 13, 2022, the Company and the United States Attorney's Office for the United States District Court for the Northern District of Mississippi agreed in principle to the terms of a global settlement resolving the prospect of claims and charges against the Company relating to all prior discharges of water into the POTW of DCRUA and Olive Branch without first obtaining a pretreatment permit. The principal terms of the settlement are:

1. the Company pleading guilty to a single misdemeanor count for negligently discharging wastewater to a POTW without first obtaining a pretreatment permit in violation of 33 U.S.C. § 1319(c)(1)(A);

2. the Company paying a fine of $3.0 million over a three-year period in equal installments of $1.0 million to the federal government;

3. the Company paying a special assessment of $125 to the federal government pursuant to 18 U.S.C. § 3013(a)(1)(B);

4. the Company entering a separate civil Agreed Order with the MCEQ that requires the payment of a separate civil penalty of $1.5 million;

5. the Company making a separate community service payment in the amount of $0.5 million to DCRUA, to be used for the sole purpose of expanding wastewater treatment capacity in DeSoto County, Mississippi, within 30 days of entering the Plea Agreement;

6. the Company implementing an environmental management system that conforms to ISO 14001:2015 standards or a similar environmental management system approved by the United States Environmental Protection Agency, which is expected to result in $0.3 million in consulting and personnel costs;

7. the Company implementing agreed upon wastewater reduction plans, which is expected to result in approximately $5.5 million in capital expenditures to install a wastewater treatment and recycling system;

View, Inc.
Notes to Consolidated Financial Statements

8. the Company obtaining a pretreatment permit from MDEQ, or entering an Agreed Order with MCEQ and operating in compliance with that Agreed Order until a permit can be obtained;

9. the Company obtaining wastewater discharge permits from DCRUA and Olive Branch, or entering into Consent/Compliance Order(s) or Agreement(s) with DCRUA and Olive Branch that are consistent with any Agreed Order entered with MCEQ and operating in compliance with such Consent/Compliance Order(s) or Agreement(s) until permits can be obtained; and

10. the Company agreeing to probation for three years.

The terms of the Plea Agreement are subject to the approval of the United States District Court for the Northern District of Mississippi. On November 7, 2022, View finalized an Agreed Order with the MCEQ as contemplated by the settlement terms. On November 16 and 17, 2022, Olive Branch and DCRUA, respectively, approved a joint Agreed Order with View consistent with the settlement terms. View continues to coordinate with MDEQ and the local authorities with respect to the obligations contemplated by the settlement terms, including obtaining a pretreatment permit from the Mississippi Environmental Quality Permit Board, which has not been granted as of the date of this Annual Report on Form 10-K.

The Company recognized the $5.0 million of penalties it expects to incur in conjunction with this settlement within other expense, net, for the year ended December 31, 2021, which is included within accrued expenses and other current liabilities as of December 31, 2021.

The balances of the environmental settlement liability are recorded in accrued expenses and other current liabilities and other liabilities, respectively, on the Company's consolidated balance sheets as follows (in thousands):

| | December 31, | |
	2022	2021
Environmental settlement liability - current	$ 1,450	$ 2,950
Environmental settlement liability - non-current	3,000	2,000
Total environmental settlement liability	$ 4,450	$ 4,950

Litigation

From time to time, the Company is subject to claims, litigation, internal or governmental investigations, including those related to labor and employment, contracts, intellectual property, environmental, regulatory compliance, commercial matters and other related matters, some of which allege substantial monetary damages and claims. Some of these actions may be brought as class actions on behalf of a class or purported class of employees. The Company is also defendants in judicial and administrative proceedings involving matters incidental to our business. Legal expenses are expensed as incurred.

The Company accrues a charge when management determines that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a loss is probable, the Company records an accrual based on the reasonably estimable loss or range of loss. When no point of loss is more likely than another, the Company records the lowest amount in the estimated range of loss and discloses the estimated range. The Company does not record liabilities for reasonably possible loss contingencies but does disclose a range of reasonably possible losses if they are material and the Company is able to estimate such a range. If the Company cannot provide a range of reasonably possible losses, the Company explains the factors that prevent it from determining such a range. The Company regularly evaluates current information available to it to determine whether an accrual should be established or adjusted. The ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company's business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Securities Litigation

On August 18, 2021, plaintiff Asif Mehedi filed a putative securities class action in the United States District Court for the Northern District of California (Mehedi v. View, Inc. f/k/a CF Finance Acquisition Corp. II et al. (No. 5:21CV06374, N.D. Cal.)) alleging violations of the federal securities laws by the Company, Rao Mulpuri, and Vidul Prakash. On February 8, 2022, the Court appointed Stadium Capital LLC lead plaintiff and denied the competing motion of Sweta Sonthalia. The Ninth Circuit Court of Appeals denied Ms. Sonthalia's petition for a writ of mandamus to vacate the lead plaintiff order.

On July 15, 2022, Stadium Capital filed an amended complaint against View, Mulpuri, and Prakash; certain current and former View board members; Cantor Fitzgerald & Co. and related entities; officers and board members of CF II; and PricewaterhouseCoopers LLP. The action is brought on behalf of a putative class consisting of (i) all persons or entities who purchased or otherwise acquired View and/or CF II securities between November 30, 2020 and May 10, 2022, inclusive; (ii) all

View, Inc.
Notes to Consolidated Financial Statements

persons or entities who were holders of CF II Class A common stock as of the January 27, 2021 record date that were entitled to vote to approve the merger between View and CF II; and (iii) all persons or entities who purchased or otherwise acquired View securities pursuant or traceable to the Form S-4 Registration Statement filed by CF II on December 23, 2020. The amended complaint asserts claims under Sections 10(b) (and Rule 10b-5 thereunder), 14(a) (and Rule 14a-9 thereunder), and 20(a) of the Securities Exchange Act and Sections 11, 12, and 15 of the Securities Act.

The amended complaint alleges that certain defendants failed to disclose to investors that the Company's warranty-related obligations and associated cost of revenue were materially false and misleading because they excluded expenses the Company incurred and expected to incur due to significant quality issues. The amended complaint alleges that certain defendants' positive statements about the Company were false and materially misleading as a result, and that such statements caused the price of the Company's stock to be inflated. The amended complaint alleges that class members were damaged when the price of the Company's stock declined on the trading day following (1) August 16, 2021, when the Company announced an independent investigation concerning the adequacy of the Company's previously disclosed warranty accrual, and (2) May 10, 2022, when the Company stated that management anticipated that it would be disclosing substantial doubt about the Company's ability to continue as a going concern and that the Company's cash position was $200.5 million at the end of Q1 2022. The amended complaint seeks unspecified compensatory damages and costs, including attorneys' fees.

Defendants filed motions to dismiss on October 6, 2022, Stadium Capital filed its opposition to the motions on November 14, 2022. Defendants filed replies in support of the motions to dismiss on December 14, 2022. The motions are set for hearing on April 20, 2023.

Given the early stage of this matter, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

Derivative Litigation

On December 6, 2021, a purported Company shareholder filed a verified stockholder derivative complaint (nominally on behalf of the Company) against Rao Mulpuri, Nigel Gormly, Harold Hughes, Tom Leppert, Toby Cosgrove, Lisa Picard, Julie Larson-Green, and Vidul Prakash (Jacobson v. Mulpuri, et al. (No. 1:21CV01719, D. Del.)). On May 24, 2022, plaintiff and purported Company stockholder Anil Damidi filed a verified stockholder derivative complaint (nominally on behalf of the Company) against the same defendants as in the Jacobson complaint: Mr. Mulpuri, Mr. Gormly, Mr. Hughes, Mr. Leppert, Mr. Cosgrove, Ms. Picard, Ms. Larson-Green, and Mr. Prakash. On July 26, 2022, plaintiff and purported Company stockholder James Monteleone filed a verified stockholder derivative complaint (nominally on behalf of the Company) against the same defendants as in the Jacobson and Damidi complaints: Mr. Mulpuri, Mr. Gormly, Mr. Hughes, Mr. Leppert, Mr. Cosgrove, Ms. Picard, Ms. Larson-Green, and Mr. Prakash.

On September 8, 2022, the Jacobson, Damidi, and Monteleone cases were assigned to Judge Gregory Williams. On September 30, 2022, Judge Williams entered the parties' stipulation to (1) consolidate the three actions into In re View, Inc. Derivative Litigation, C.A. No, 21-1719-GBW (Consolidated), (2) appoint co-lead counsel for plaintiffs, and (3) stay all proceedings in the consolidated action until the Mehedi class action is dismissed in its entirety, with prejudice, and all appeals related thereto have been exhausted, or is resolved by settlement, or the motions to dismiss in the Mehedi class action are denied. Any party may request that the Court lift the stay upon good cause shown and bringing the matter to the Court's attention.

The stipulation deems the Damidi complaint to be the operative complaint in the consolidated case until any amended complaint is filed. The Damidi complaint asserts claims for violation of Sections 10(b) and 21D of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets. The complaint seeks unspecified money damages, restitution, punitive damages, and costs (including attorneys' fees and accountants' and experts' fees, costs, and expenses). The Damidi complaint alleges that the defendants failed to prevent the Company from making false statements regarding the Company's business results and prospects and that the Company has been harmed by incurring legal fees and potential liability in investigations and lawsuits.

Given the early stage of this matter, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

Government Investigation

On November 9, 2021, the Company announced that it had voluntarily reported to the SEC that the audit committee of the Company's board of directors was conducting an independent, internal investigation into the adequacy of the Company's previously reported warranty accrual. In January 2022, the Company was informed that the SEC is conducting a formal investigation of this matter. The Company has cooperated with the SEC's investigation and intends to continue doing so.

View, Inc.
Notes to Consolidated Financial Statements

In June 2022, the U.S. Attorney's Office for the Southern District of New York requested information related to this matter. The Company has cooperated with the U.S. Attorney's Office in connection with these requests and intends to continue doing so.

Given the early stage of these matters, the Company cannot reasonably estimate the possible loss (or range of loss), if any, at this time; therefore, a liability has not been recorded as of December 31, 2022.

9.   Leases

Lease assets and lease liabilities as of December 31, 2022 and 2021 were as follows:

Leases	Classification on Balance Sheet	December 31, 2022		December 31, 2021	
Assets					
Operating leases	ROU assets	$	18,485	$	21,178
Finance leases	Property and equipment, net		622		1,163
Total ROU assets		$	19,107	$	22,341
Liabilities					
Current					
Operating leases	Accrued expenses and other current liabilities	$	3,408	$	3,050
Finance leases	Accrued expenses and other current liabilities		541		531
Non-current					
Operating leases	Lease liabilities		19,589		22,997
Finance leases	Other liabilities		78		619
Total lease liabilities		$	23,616	$	27,197

The components of lease expense for the years ended December 31, 2022 and 2021 were as follows:

	Fiscal year ended December 31, 2022		2021	
Operating lease cost	$	5,015	$	5,557
Short-term lease cost		772		609
Finance lease cost				
Amortization of ROU assets		506		1,233
Interest expense		67		130
Total lease cost	$	6,360	$	7,529

Supplemental cash flow information related to our leases are as follows:

Cash paid for amounts included in the measurement of lease liabilities	Fiscal year ended December 31, 2022		2021	
Operating cash flows for operating leases	$	5,373	$	5,787
Operating cash flows for finance leases		67		130
Financing cash flows for finance leases	$	531	$	1,278

View, Inc.
Notes to Consolidated Financial Statements

The following table presents the weighted-average remaining lease terms and discount rates related to leases as of December 31, 2022 and 2021:

	December 31,	
	2022	2021
Weighted average remaining lease term (years)		
Operating leases	5.32 years	6.26 years
Finance leases	0.97 years	1.94 years
Weighted average discount rate		
Operating leases	9.42 %	9.42 %
Finance leases	7.31 %	7.41 %

The following table presents the maturities of our lease liabilities under non-cancellable leases as of December 31, 2022:

Fiscal year ended December 31,	Operating Leases		Finance Leases		Total	
2023	$	5,432	$	567	$	5,999
2024		5,367		79		5,446
2025		5,291		—		5,291
2026		5,380		—		5,380
2027		5,537		—		5,537
Thereafter		2,555		—		2,555
Total lease payments	$	29,562	$	646	$	30,208
Less: Interest		6,565		27		6,592
Total lease liabilities	$	22,997	$	619	$	23,616

10. Debt

Debt outstanding consisted of the following (in thousands):

	December 31,	
	2022	2021
Convertible Notes, net of debt issuance costs	$ 206,347	$ —
Term loan	13,960	15,430
Total debt	220,307	15,430
Debt, current	1,470	1,470
Debt, non-current	$ 218,837	$ 13,960

Principal payments on all debt outstanding as of December 31, 2022 are estimated as follows (in thousands):

Fiscal year ended December 31,	Total	
2023	$	1,470
2024		1,470
2025		1,470
2026		1,470
Thereafter		214,427
Total	$	220,307

View, Inc.
Notes to Consolidated Financial Statements

Convertible Notes

The following table presents the Company's convertible debt outstanding (in thousands):

	December 31, 2022			
	Gross amount	Debt discount and issuance costs	Carrying amount	Estimated fair value
Convertible Notes	$ 212,308	(5,961)	$ 206,347	$ 199,163

The following table presents the Company's interest expense related to convertible debt (in thousands):

	Year Ended December 31,
	2022
Contractual interest expense	$ 3,309
Amortization of debt discount and issuance costs	389
Total interest expense	$ 3,698

In October 2022, the Company completed the sale of $200.0 million aggregate principal amount of the Company's 6.00% / 9.00% Convertible Senior PIK Toggle Notes (the "Initial Notes"), with the option to sell an additional $40.0 million of Notes to the Purchasers. In December 2022, the Company received notices from certain Purchasers that had elected to exercise their respective options to purchase an aggregate additional $12.3 million of notes (the "Additional Notes"). Such Additional Notes were issued in December 2022. The Initial Notes and the Additional Notes, which will be collectively referred to as the Convertible Notes, will mature on October 1, 2027. The Convertible Notes were sold in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 4(a)(2) of the Securities Act.

The net proceeds from the sale of the Convertible Notes were approximately $206.3 million after deducting fees and offering expenses. The debt discount and issuance costs, net of accumulated amortization, are reported as a direct deduction from the face amount of the Convertible Notes. The Company expects to use the net proceeds for general corporate purposes.

The Convertible Notes bear interest at 6.00% per annum, to the extent paid in cash ("Cash Interest"), and 9.00% per annum, to the extent paid in kind through the issuance of additional Convertible Notes ("PIK Interest"). Interest is payable semi-annually in arrears on April 1st and October 1st of each year, beginning on April 1, 2023. The Company can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof.

The Convertible Notes are convertible, based on the applicable conversion rate, into cash, shares of the Company's Common Stock or a combination thereof, at the Company's election. The initial conversion rate was 747.6636 shares per $1,000 principal amount of the Convertible Notes, subject to customary anti-dilution adjustment in certain circumstances, which represented an initial conversion price of approximately $1.34 per share.

The Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes. In connection with the Closing, the Company entered into letter agreements with certain holders of the Convertible Notes (the "Blocker Agreements"). The Blocker Agreements provide, among other things, that the Convertible Notes held by the entities affiliated with certain holders (each, a "Blocker Party"), shall not be converted to the extent that such conversion would cause a Blocker Party to beneficially own more than a specified threshold percentage (as may be increased or decreased by the applicable Blocker Party upon 61 days' written notice) of the Class A common stock, par value $0.0001 per share, of the Company outstanding immediately following such conversion.

The Company may redeem the Convertible Notes in whole or in part, at its option, on or after October 1, 2025, and prior to the 41st scheduled trading day immediately preceding the maturity date, for cash at the applicable redemption price if the last reported sale price of the Common Stock has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the applicable redemption notice. The redemption price will be equal to the aggregate principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, a holder may elect to convert its Convertible Notes during any such redemption period, in which case the applicable conversion rate may be increased in certain circumstances if Convertible Notes are converted after they are called for redemption.

View, Inc.
Notes to Consolidated Financial Statements

Additionally, if the Company undergoes a fundamental change transaction (each such term as defined in the indenture governing the Convertible Notes), subject to certain conditions, holders may require the Company to purchase for cash all or any portion of their Convertible Notes. The fundamental change repurchase price will be 100% of the capitalized principal amount of the Convertible Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

The indenture governing the Convertible Notes contains customary terms and covenants, including certain events of default in which case either the trustee or the holders of at least 25% of the aggregate principal amount of the outstanding Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Convertible Notes to be due and payable immediately.

As of December 31, 2022, the effective interest rate on the Convertible Notes was 9.68%. Amortization of debt discount and issuance costs is reported as a component of interest expenses and is computed using the straight-line method over the term of the Convertible Notes, which approximates the effective interest method.

The estimated fair value of the Convertible Notes as of December 31, 2022 using Level 3 fair value inputs was $199.2 million.

Term Loan

On November 22, 2010, the Company entered into a debt arrangement with a lender, in an amount of $40.0 million ("Term Loan"), for the purpose of financing equipment and tenant improvements at its manufacturing facility in Olive Branch, Mississippi. Pursuant to the original terms, the loan provides for interest-free debt to be repaid in semi-annual payments due on June 30 and December 31 each year. The loan was originally being paid over 24 semi-annual installments through June 30, 2024.

On October 22, 2020, the Company entered into an amended and restated debt arrangement with the lender. The amended and restated debt arrangement temporarily suspended the payments. Starting June 30, 2022, the Company is required to make semi-annual payments of $0.7 million through June 30, 2032.

The term loan agreement required the Company to invest certain amounts in land, building and equipment and create a certain number of jobs. The term loan agreement, as amended, also includes a covenant for audited consolidated financial statements to be delivered to the lender within 210 days of the Company's fiscal year end. As of December 31, 2021, the Company was in compliance with these covenants.

Revolving Debt Facility

In October 2019, the Company entered into a secured revolving debt facility pursuant to which the Company may draw amounts in a maximum aggregate principal amount of $200.0 million until January 3, 2020 and $250.0 million after such date, for the purpose of paying payables and other corporate obligations. In October 2019, the Company drew a principal amount of $150.0 million under the facility with weekly maturity dates ranging from 8 days to 364 days. In May 2020, the Company drew the remaining principal amount of $100.0 million available under the facility, which was repayable on May 1, 2021. The facility's original expiration was October 22, 2023, at which time all drawn amounts were to be repaid in full. The interest rate applicable to amounts outstanding under the facility was LIBOR, plus 9.05%. As security for the payment and performance of all obligations under the facility, the Company granted the finance provider a security interest in substantially all of the Company's assets.

Under the original agreement, repaid principal amounts became immediately available to be redrawn under the facility with maturity dates of one year through October 23, 2022. As of December 31, 2020, the Company's available borrowing capacity was nil. As of December 31, 2020, the Company classified the outstanding balance of $250.0 million as a current liability because the Company was in violation of the stockholders' equity covenant as of such date and the limited waiver from the finance provider waived such violation only through March 31, 2021.

In December 2020, the Company entered into an amendment to replace thirteen weekly draws of approximately $2.9 million each, aggregating to $37.5 million in principal amount, with four notes of approximately $9.4 million each, aggregating to $37.5 million in principal amount.

On March 8, 2021, upon Closing, the facility was repaid in full in the amount of $276.8 million, including accrued interest and future interest through maturity of the notes of $26.8 million prior to the expiration of the limited waiver from the finance provider. Upon repayment of its obligation, the Company recorded a debt extinguishment loss of $10.0 million, and the facility was terminated.

View, Inc.
Notes to Consolidated Financial Statements

11. Stockholders' Equity

Common Stock

On March 9, 2021, the Company's common stock and warrants began trading on Nasdaq under the ticker symbols "VIEW" and "VIEWW," respectively. Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 600,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2022, the Company had 221,735,925 shares of common stock issued and outstanding.

Preferred Stock

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 1,000,000 shares of preferred stock having a par value of $0.0001 per share ("View Inc. Preferred Stock"). The Company's board of directors has the authority to issue View, Inc. Preferred Stock and to determine the rights, preferences, privileges, and restrictions, including voting rights, of those shares. As of December 31, 2022, no shares of View, Inc. Preferred Stock were issued and outstanding.

Net Share Settlement of Equity Awards

During the fiscal year ended December 31, 2022, the Company withheld 2,217,046 shares with a fair value of $3.5 million in satisfaction of tax withholding obligations relating to the vesting of restricted share units. The shares were retired upon repurchase and returned to the unissued authorized capital of the Company. As of December 31, 2022, no shares of Treasury Stock were issued and outstanding.

Dividend

Common stock is entitled to dividends when and if declared by the Company's board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of its business and has no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Company's board of directors and will depend on, among other things, the Company's financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Company's board of directors may deem relevant.

Legacy View Redeemable Convertible Preferred Stock

Prior to the Merger, Legacy View had outstanding shares of Series A, Series B, Series C, Series D, Series E-2, Series F, Series G, and Series H redeemable convertible preferred stock. Immediately prior to the Merger, each outstanding share of Legacy View redeemable convertible preferred stock converted to Legacy View common stock on a 1:1 conversion ratio. Upon Closing, each issued and outstanding share of Legacy View common stock was cancelled and the holders thereof in exchange received shares of the Company's common stock in an amount determined by application of the Exchange Ratio. As such, as of December 31, 2022 and 2021, the Company has no redeemable convertible preferred stock outstanding. See Note 2 for additional information regarding the reverse recapitalization.

Common Stock Purchase Agreement

On August 8, 2022, the Company entered into the Purchase Agreements with each of CF Principal Investments LLC, a Delaware limited liability company ("Cantor"), and YA II PN, Ltd., a Cayman Islands exempted company ("Yorkville," and together with Cantor, the "Investors"), relating to a committed equity facility (the "Facility"). Under the terms of the Purchase Agreements, the Company will have the right, from time to time and at its option, to sell to the Investors up to $100.0 million, in the aggregate, of the Company's common stock ("View Shares"), subject to certain conditions and limitations set forth in the Purchase Agreements. As of December 31, 2022, the Investors have purchased zero shares under the Purchase Agreements.

Sales of the View Shares under the Purchase Agreements, and the timing of any sales, will be determined by the Company from time to time at its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the Company's common stock and determinations by the Company regarding the use of proceeds from such sales. The net proceeds from any sales under the Purchase Agreements will depend on the frequency with, and prices at which the View Shares are sold to the Investors. The Company expects to use the proceeds from any sales under the Purchase Agreements for working capital and general corporate purposes.

Upon the initial satisfaction of the conditions to the Investors' obligations to purchase View Shares set forth in the Purchase Agreements (the "Commencement"), including that a registration statement (the "Resale Registration Statement") registering the resale of the View Shares under the Securities Act of 1933, as amended (the "Securities Act"), is declared effective by the SEC and the Investors are permitted to utilize the prospectus therein to resell all of the shares included in such prospectus, the Company will have the right, but not the obligation, from time to time at its sole discretion until the earliest of (i) the first day

View, Inc.
Notes to Consolidated Financial Statements

of the month next following the date that is 36-months after the effective date of the Resale Registration Statement, (ii) the date on which the Investors shall have purchased, in the aggregate, $100.0 million worth of shares pursuant to the Purchase Agreements, (iii) the date on which the Company's common stock shall have failed to be listed or quoted on Nasdaq or an alternative market and (iv) the date on which the Company commences a voluntary bankruptcy case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors, to direct the Investors to purchase View Shares as set forth in the Purchase Agreements, by delivering written notice to Cantor or Yorkville prior to 9:00 AM, Eastern Time, on any trading day, subject to maximum amount as set forth in the Purchase Agreements for each such trading day. The purchase price of the View Shares that the Company elects to sell pursuant to the Purchase Agreements will be 97% of the volume weighted average price of the Company's common stock during the applicable purchase date, subject to adjustment if the Company delivers a purchase notice for a purchase in excess of 20% of the total volume of the Company's common stock traded during the applicable purchase period.

The Company will not sell, and the Investors will not purchase, any View Shares pursuant to the Purchase Agreements, if the aggregate number of View Shares issued pursuant to the Purchase Agreements would exceed 19.99% of the voting power or number of shares of the Company's common stock issued and outstanding immediately prior to the execution of the Purchase Agreements), subject to reduction as described in the Purchase Agreements, unless the Company obtains approval of its stockholders for the sale of View Shares in excess of such amount. In addition, the Company will not sell, and Cantor and Yorkville will not purchase, any View Shares pursuant to the Purchase Agreements, which, when aggregated with all other shares of the Company's common stock then beneficially owned by such Investor and its affiliates, would result in, in the case of Cantor, the beneficial ownership by Cantor and its affiliates of more than 9.99% of the Company's outstanding voting power or shares of the Company's common stock, or in the case of Yorkville and its affiliates, would result in the beneficial ownership by Yorkville and its affiliates of more than 4.99% of the Company's outstanding voting power or shares of the Company's common stock.

On the date of the Commencement, the Company will issue to Cantor shares of the Company's common stock with a value of $1.3 million (the "Commitment Fee") as of the trading day prior to the filing of the Resale Registration Statement as consideration for its irrevocable commitment to purchase the View Shares upon the terms and subject to the satisfaction of the conditions set forth in its respective Purchase Agreement. In addition, pursuant to the Purchase Agreements, the Company agreed to reimburse Cantor for certain of its expenses. The Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors, pursuant to which the Company has agreed to register the resale of the View Shares and the shares constituting the Commitment Fee. The Purchase Agreements and the Registration Rights Agreement contain customary representations, warranties, conditions, and indemnification obligations by each party. The Purchase Agreements also provide that the representations and warranties of the Company (a) that are not qualified by "materiality" or "Material Adverse Effect" (as defined in the Purchase Agreements) must be true and correct in all material respects as of the date of the Commencement, except to the extent such representations and warranties are as of another date, in which case such representations and warranties must be true and correct in all material respects as of such other date, and (b) that are qualified by "materiality" or "Material Adverse Effect" (as defined in the Purchase Agreements) must be true and correct as of the date of the Commencement, except to the extent such representations and warranties are as of another date, in which case such representations and warranties must be true and correct as of such other date. The Purchase Agreements also provide that the representations and warranties of the Company must be true and correct as described in (a) and (b) above as of a date within three trading days following each time the Company files (i) an Annual Report on Form 10-K and certain Annual Reports on Form 10-K/A, (ii) a Quarterly Report on Form 10-Q, (iii) certain Current Reports on Form 8-K containing amended financial information and (iv) the Resale Registration Statement, any New Registration Statement (as defined in the Purchase Agreements) or any supplement or post-effective amendment thereto, subject to certain exceptions and in any event not more than once per calendar quarter. The representations, warranties and covenants contained in the Purchase Agreements and the Registration Rights Agreement were made only for purposes of the Purchase Agreements and the Registration Rights Agreement and as of specific dates, are solely for the benefit of the parties to such agreements and are subject to certain important limitations.

The Company has the right to terminate the Purchase Agreements at any time after the date of the Commencement, at no cost or penalty, upon three trading days' prior written notice. The Investors have the right to terminate the Purchase Agreements upon three trading days' prior written notice if, among other things, a Material Adverse Effect (as defined in the Purchase Agreements) has occurred and is continuing.

View, Inc.
Notes to Consolidated Financial Statements

12.   Stock Warrants

Public and Private Warrants

Prior to the Merger, CF II issued 366,666 Private Warrants and 16,666,637 Public Warrants. Each whole warrant entitles the holder to purchase one share of the Company's common stock at a price of $11.50 per share, subject to adjustments. The Warrants became exercisable on August 26, 2021. The Public Warrants and Private Warrants will expire five years after the Closing and five years after August 26, 2020, respectively.

The Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants are transferable, assignable or salable after the completion of the Merger, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrant.

The Company may redeem the outstanding warrants, in whole and not in part, upon a minimum of 30 days' prior written notice of redemption ("Redemption Period"). For purposes of the redemption, "Reference Value" shall mean the last reported sales price of the Company's common stock for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

The Company may redeem the outstanding Public Warrants for cash at a price of $0.01 per warrant if the Reference Value equals or exceeds $18.00 per share. The warrant holders have the right to exercise their outstanding warrants prior to the scheduled redemption date during the Redemption Period at $11.50 per share. If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement.

The Private Warrants are identical to the Public Warrants except that the Private Warrants were not transferable, assignable or salable until April 7, 2021. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, then such warrants will be redeemable by the Company and exercisable by the warrant holders on the same basis as the Public Warrants.

As of December 31, 2022, there were 366,666 Private Warrants and 16,666,637 Public Warrants outstanding, and no Warrants had been exercised.

Strategic Agreement & RXR Warrant Agreements

On October 25, 2022, the Company appointed RXR FP Services LLC ("RXR FP") to render strategic planning and consulting services to the Company. Such services include providing the Company with a right of first offer for any RXR Realty-sponsored development projects where the Company's products are appropriate and providing thought partnership to support the Company's strategy and research development efforts. In consideration of RXR FP's performance of such services, the Company issued warrants to RXR FP (the "RXR Warrants") to purchase, in the aggregate, 9,511,128 shares of Common Stock. The RXR Warrants will expire ten years after October 25, 2022.

The shares underlying the RXR Warrants time vest in equal tranches over a three-year period beginning on October 25, 2022 with one-third of such shares vesting each year on the anniversary thereof, provided that all such shares shall vest immediately upon the occurrence of certain specified events (each, an "Early Exercise Event"). One-third of the RXR Warrants are exercisable upon the earlier of the applicable vesting date or an Early Exercise Event at an exercise price of $0.01 per share of Common Stock, subject to certain adjustments (the "Exercise Price"). An additional one-third of the RXR Warrants are exercisable upon the earlier of the applicable vesting date or any later date, provided the closing price of the Company's Class A Common Stock has exceeded $1.32 per share (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event at the Exercise Price. The final one-third of the RXR Warrants are exercisable upon the earlier of the applicable vesting date or any later date, provided the closing price of the Company's Class A Common Stock has exceeded $1.58 per share (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event at the Exercise Price. The RXR Warrants may also be exercised, in whole or in part, by means of a "cashless exercise" for a number of shares as determined in the warrant agreements. The RXR Warrants are subject to certain restrictions on transfer prior to their applicable exercise dates.

The Company analyzed the terms of the strategic agreement and concluded that a portion of the RXR Warrants would be accounted for as consideration payable to a customer and a portion of the RXR Warrants would be accounted for as non-

View, Inc.
Notes to Consolidated Financial Statements

employee stock compensation. The estimated grant date fair value of the RXR Warrants with only time vesting conditions was calculated using the Black-Scholes option-pricing models based on the following key assumptions:

	RXR Warrants - Time Vested
Expected volatility	71.6%
Expected terms (in years)	10.0
Expected dividends	0%
Risk-free rate	4.06%

The estimated grant date fair value for the RXR Warrants with both time and market vesting conditions were determined by using the Monte Carlo Simulation valuation model based on the following key assumptions:

	RXR Warrants - Time and Market Vested
Expected stock price	$1.16
Expected volatility	71.6%
Risk-free rate	3.83%
Expected terms (in years)	10.0
Expected dividends	0%

The total grant date fair value of the RXR Warrants was $9.2 million, which was accounted for as an upfront payment to RXR FP as their right to receive the warrants was not contingent on satisfying any vesting conditions. The Company allocated the grant date fair value between consideration payable to a customer and non-employee stock compensation based on the estimated relative fair value of services to be provided by RXR FP. The portion of the warrants allocated as consideration payable to a customer is accounted for as a reduction to the contract price for contracts with RXR Realty and therefore a reduction to revenue on such contracts. The portion of warrants allocated as non-employee stock compensation is accounted for as marketing expense and expensed as incurred. As of December 31, 2022, there were 9,511,128 RXR Warrants outstanding, and no RXR Warrants had been exercised.

Other Warrants

Legacy View also issued redeemable convertible preferred stock and common stock warrants, to various service providers, lenders, investors, at various points in time, which were subsequently converted to the common stock warrants of the Company. Upon consummation of the Merger, each Legacy View warrant that was outstanding was assumed by CF II and converted into a common stock warrant exercisable for common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Legacy View capital stock subject to the Legacy View warrant immediately prior to the Merger multiplied by (b) the Exchange Ratio. Such warrants have a per share exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (i) the exercise price per share of Legacy View capital stock subject to the Legacy View warrant immediately prior to the Merger by (ii) the Exchange Ratio, and, except as specifically provided in the Merger Agreement, each warrant continues to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy View warrant immediately prior to the Merger. Prior to the Merger, the redeemable convertible preferred stock warrants were classified as liabilities on the consolidated balance sheets. See Note 4 for a reconciliation of the beginning and ending balances for the level 3 financial liabilities measured at fair value.

On December 1, 2021, in connection with the WorxWell acquisition, the Company issued 1,000,000 common stock warrants to the seller.

View, Inc.
Notes to Consolidated Financial Statements

The following table summarizes the outstanding common stock warrants:

Warrant issue date	Types of shares issued	Number of Warrants December 31, 2022 (As converted)	Number of Warrants December 31, 2021 (As converted)	Exercise Price Per Warrant (As converted)	Expiry Date
August 2010 - June 2011	Common stock (previously Series B redeemable convertible preferred stock)	46,498	46,498	$ 15.49	March 2023
August 2011 - January 2012	Common stock (previously Series C redeemable convertible preferred stock)	53,256	53,256	18.78	March 2023
August 2012	Common stock (previously Series D redeemable convertible preferred stock)	45,388	45,388	21.60	March 2023
December 2013	Common stock (previously Series E redeemable convertible preferred stock)	63,296	63,296	25.91	March 2023
April 2015 - April 2016	Common stock (previously Series F redeemable convertible preferred stock)	—	45,207	38.71	Through December 2022
April 2016 - November 2018	Common stock (previously Series H redeemable convertible preferred stock)	1,135,391	1,135,391	18.93	Through November 2028
March 2017	Common stock (previously Series H redeemable convertible preferred stock)	1,849,431	1,849,431	12.91	March 2027
March 2014	Common stock	2,324	2,324	9.47	August 2023
August 2015	Common stock	—	12,916	11.62	December 2022
December 2018	Common stock	24,910	24,910	9.04	December 2028
August 2020	Common stock (Private Warrants)	366,666	366,666	11.50	Through March 2026
August 2020	Common stock (Public Warrants)	16,666,637	16,666,637	11.50	Through March 2026
December 2021	Common stock (in connection with the WorxWell acquisition)	1,000,000	1,000,000	10.00	December 2031
October 2022	Common stock (in connection with the Strategic Agreement with RXR FP	9,511,128	—	0.01	October 2032
	Total stock warrants	30,764,925	21,311,920		

13. Stock-Based Compensation

2018 Equity Incentive Plan

Legacy View's 2018 Amended and Restated Equity Incentive Plan (formerly the 2009 Equity Incentive Plan), effective November 21, 2018 (the "2018 Plan"), allowed Legacy View to grant incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to eligible employees, directors, and consultants of Legacy View and any parent or subsidiary of Legacy View. In connection with the Closing of the Merger, the 2018 Plan was terminated, the remaining unallocated share reserve under the 2018 Plan was cancelled and no new awards will be granted

117

View, Inc.
Notes to Consolidated Financial Statements

under the 2018 Plan. 24,657,302 options (as converted, due to retroactive application of reverse recapitalization) outstanding under the 2018 Plan at Closing were assumed by the Company under the 2021 Plan (defined below).

The options assumed under the 2021 Plan (defined below) generally vest 20% upon completion of one year of service and 1/60 per month thereafter or vest 25% upon completion of one year of service and 1/48 per month thereafter and generally expire 10 years from the date of grant.

2021 Equity Incentive Plan

In connection with the Closing of the Merger, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan") effective March 8, 2021 under which 58,631,907 shares of common stock were initially reserved for issuance. The 2021 Plan permits the grant of incentive stock options ("Options"), non-statutory stock options, stock appreciation rights, restricted stock, RSUs, and stock bonus awards. As of December 31, 2022, the Company had 13,793,901 shares of common stock reserved for future issuance of equity awards to employees, officers, directors, or consultants under the 2021 Plan.

Options

As noted above, 24,657,302 options (as converted, due to retroactive application of reverse recapitalization) outstanding under the 2018 Plan at Closing were assumed by the Company under the 2021 Plan (defined below). In addition, pursuant to the terms of the Agreement and Plan of Merger, at the Closing of the Merger on March 8, 2021, the Company granted 5,000,000 options to purchase Class A Common Stock of the Company ("Officer Options") to View's executive officers. The Officer Options time vest over a four-year period with 25% to vest on the twelve-month anniversary of the Closing and the remaining 75.00% will vest on a monthly basis over the following thirty-six months. No options have been issued under this plan in the fiscal year ended December 31, 2022.

The following table summarizes the activity under the 2021 Plan (in thousands, except per share data and contractual term) for time vested options:

	Options Outstanding			
	Number of Shares Subject to Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value [1]
Outstanding as of December 31, 2021	27,582	$ 9.43	7.0	$ —
Granted	—	—		
Exercised	—	—		
Canceled/forfeited	(3,560)	9.32		
Outstanding as of December 31, 2022	24,022	$ 9.45	6.0	$ —
Options vested and expected to vest as of December 31, 2022	23,977	$ 9.45	6.0	$ —
Exercisable as of December 31, 2022	21,869	$ 9.41	5.9	$ —

---

[1] The aggregate intrinsic value is calculated as the difference between the market value of the Company's common stock as of the relevant period end and the respective exercise prices of the options. The market value as of December 31, 2022 was $0.96 per share, which is the closing sale price of View's common stock on December 30, 2022, the last trading day prior to December 31, 2022, as reported by Nasdaq. The market value as of December 31, 2021 was $3.91 per share, which is the closing sale price of View's common stock on that day as reported by Nasdaq.

No options have been exercised under this plan in the fiscal year ended December 31, 2022. The weighted-average grant date fair value per share of stock options granted was $4.38 for the fiscal year ended December 31, 2021. The total grant date fair value of stock options vested was $26.8 million and $24.8 million during the fiscal years ended December 31, 2022 and 2021, respectively. The total intrinsic value of options exercised during the fiscal year ended December 31, 2021 was $0.4 million.

As of December 31, 2022, total unrecognized compensation cost related to unvested stock options, net of estimated forfeitures, was $9.1 million and is expected to be recognized over a weighted-average remaining service period of 2.0 years.

RSUs

Officer RSUs

Pursuant to the terms of the Agreement and Plan of Merger, at the Closing of the Merger on March 8, 2021, the Company granted 12,500,000 Officer RSUs (the "Officer RSUs") for shares of Class A Common Stock of the Company View's executive

View, Inc.
Notes to Consolidated Financial Statements

officers. The Officer RSUs were originally subject to both time and market-based vesting conditions. The Officer RSUs time vest over a four-year period with 25% to vest on the twelve-month anniversary of the Closing and the remaining 75% to vest on a monthly basis over the following thirty-six months subject to the following market-based vesting. 50% of the Officer RSUs granted to each executive officer were only set to vest if the share price hurdle of $15.00 was achieved and the remaining 50% of such Officer RSUs were only set to vest if the share price hurdle of $20.00 was achieved.

On August 5, 2022, the Company's board of directors, upon recommendation of the compensation committee, approved an amendment (the "Amendment") to the Officer RSUs under the 2021 Plan, which provided that, effective as of September 8, 2022, the market-based vesting conditions applicable to the Officer RSUs were no longer applicable, and the awards will continue to vest subject only to the time-based vesting conditions, subject to the executive's continued employment with the Company through each applicable vesting date. Any Officer RSUs that are not time-vested as of the date of the executive's termination of employment with the Company shall be forfeited and returned to the 2021 Plan. Except as expressly amended by the Amendment, all the terms and conditions of the Officer RSUs remained in full force and effect.

The Company accounted for the Amendment as a modification of the original awards. The Company calculated the incremental compensation cost of $22.5 million as the excess of the fair value of the modified awards over the fair value of the original awards immediately before the modification. For awards that were vested as of the modification date, the Company recognized $7.9 million of the incremental compensation cost immediately. For awards that were unvested as of the modification date, the sum of the remaining $14.6 million of the incremental compensation cost and the remaining unrecognized compensation cost of $21.2 million for the original awards on the modification date will be recognized over the remaining requisite service period of 2.6 years as of the modification date.

Employee RSUs

During the year ended December 31, 2022, the Company issued 9,204,947 RSUs to employees ("Employee RSUs"), which vest upon the achievement of specific time-based measures. The fair value for Employee RSUs is calculated based on the stock price on the grant date and expensed ratably over the requisite service period, which ranges between two and four years.

As of December 31, 2022, the Company had $6.7 million of unrecognized compensation expense related to the Employee RSUs expected to be recognized on a pro-rata straight line basis over a weighted average remaining service period of approximately 2.9 years.

The following table summarizes the activities for all outstanding RSUs under the Company's 2021 Plan (in thousands, except per share data) during the fiscal year ended December 31, 2022:

	Number of Shares		Weighted Average Grant Date Fair Value [1]
Outstanding as of December 31, 2021	11,643	$	6.14
Granted	9,205		1.21
Vested	(4,757)		8.21
Canceled	(846)		6.07
Outstanding as of December 31, 2022	15,245	$	4.00

---

[1] The weighted average grant date fair value of the Officer RSUs that vested during the period and the Officer RSUs outstanding at December 31, 2022 is calculated as the sum of the grant date fair value per share of the original awards plus the incremental cost per share as of the date of the modification. The grant date fair value of the original Officer RSUs was $6.12 per share. The incremental cost of the Officer RSUs as of the date of modification, August 5, 2022, was $2.09 per share.

The total grant date fair value of RSUs vested was $39.0 million and $0.8 million during the fiscal years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, total unrecognized compensation cost related to RSUs, net of estimated forfeitures, was $36.9 million and is expected to be recognized over a weighted-average remaining service period of 2.6 years.

To the extent that the actual forfeiture rate is different than what the Company has anticipated, stock-based compensation related to these awards will be different from expectations.

CEO Incentive Plan

In connection with the Closing of the Merger, the Company adopted the 2021 Chief Executive Officer Incentive Plan (the "CEO Incentive Plan") effective March 8, 2021. Pursuant to the CEO Incentive Plan and the terms of the Agreement and Plan of Merger, on March 8, 2021, the Company granted the CEO an option award to purchase Class A common stock of the

View, Inc.
Notes to Consolidated Financial Statements

Company at an exercise price of $10.00 per share, which vests and becomes exercisable upon satisfaction of the performance conditions set forth in the table below, contingent upon the CEO's continued employment with the Company on each such vesting date.

Tranche	Option Shares (#)	Average 60-day Trading Price per Share of the Entity ($)
1	2,500,000	$ 20.00
2	2,500,000	30.00
3	2,500,000	40.00
4	2,500,000	50.00
5	2,500,000	60.00
6	2,500,000	70.00
7	2,500,000	80.00
8	2,500,000	90.00
9	2,500,000	100.00
10	2,500,000	$ 110.00

As of December 31, 2022, total outstanding stock options under the CEO Incentive Plan was 25,000,000 shares which were issued during the three months ended March 31, 2021 with a grant date exercise price per share of $10.00 and remaining contractual term of 8.2 years. As of December 31, 2022, the CEO Option Award had no intrinsic value.

The weighted-average grant date fair value per share of stock options granted under the CEO Incentive Plan was $3.54 for the fiscal year ended December 31, 2021. As of December 31, 2022, total unrecognized compensation cost related to options under the CEO Incentive plan, net of estimated forfeitures, was $54.4 million and is expected to be recognized over a weighted-average remaining service period of 3.6 years.

Valuation of Stock-Awards

No options were issued under the 2021 Plan or the CEO Incentive Plan in the fiscal year ended December 31, 2022. The grant date fair value for Employee RSUs issued under the 2021 Plan in the fiscal year ended December 31, 2022 was calculated using the closing sale price of the Company's Class A Common Stock on the grant date.

The estimated grant date fair values of the Company's time vested stock options granted to employees and non-employees under the 2021 Plan in fiscal year ended December 31, 2021 were calculated using the Black-Scholes option-pricing models based on the following assumptions:

	Fiscal year ended December 31, 2021
Expected volatility	53%
Expected terms (in years)	6.0
Expected dividends	0%
Risk-free rate	1.07%

Prior to the Merger, due to the absence of a public market, the Company's common stock required the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of redeemable convertible preferred stock and common, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The estimated grant date fair value for each tranche of CEO Option Award and Officer RSUs granted in the fiscal year ended December 31, 2021 was determined by using the Monte Carlo Simulation valuation model and the assumptions below. The

View, Inc.
Notes to Consolidated Financial Statements

estimated grant date fair value of the Officer Options granted in the fiscal year ended December 31, 2021 was determined using the Black-Scholes option-pricing model. The valuation models incorporated the following key assumptions:

	CEO Option Award	Officer RSUs (Prior to Modification on August 5, 2022)	Officer Options
Expected stock price	$9.19	$9.19	$9.19
Expected volatility	54.0%	56.0%	53.0%
Risk-free rate	1.59%	0.60%	1.07%
Expected terms (in years)	10.0	4.0	6.0
Expected dividends	0%	0%	0%
Discount for lack of marketability	20%	n/a	n/a

As noted above, the Officer RSUs were modified on August 5, 2022 to remove the market-based vesting condition; and therefore, the valuation assumptions above for the Officer RSUs only apply to the original awards. Refer above for further discussion of the impact of the modification.

Stock-based Compensation Expense

The Company's stock-based compensation included in its consolidated statements of comprehensive loss was as follows (in thousands):

	Fiscal year ended December 31,	
	2022	2021
Cost of revenue	$ 1,777	$ 4,930
Research and development	5,113	8,725
Selling, general, and administrative	65,893	59,965
Total	$ 72,783	$ 73,620

14.   Income Taxes

Income (loss) before income taxes was as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Domestic	$ (337,348)	$ (343,444)
Foreign	406	74
Total	$ (336,942)	$ (343,370)

View, Inc.
Notes to Consolidated Financial Statements

The components of the provision (benefit) for income taxes were as follows (in thousands):

		Year Ended December 31,		
		2022		**2021**
Current income tax provision:				
Federal	$	—	$	—
State		12		—
Foreign		135		65
Total current provision for income taxes	$	147	$	65
Deferred income tax provision (benefit):				
Federal	$	—	$	(349)
State		—		(108)
Foreign		—		—
Total deferred provision (benefit) for income taxes		—		(457)
Total provision (benefit) for income taxes	$	147	$	(392)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate was as follows:

	Year Ended December 31,	
	2022	**2021**
Tax at statutory rate	21.00 %	21.00 %
State tax, net of federal benefit	0.05 %	0.04 %
Permanent differences	0.13 %	1.16 %
Stock-based compensation	(1.93)%	(0.18)%
Change in valuation allowance	(10.87)%	(22.17)%
Non-deductible compensation	(8.68)%	— %
Other	0.26 %	0.26 %
Total rate	(0.04)%	0.11 %

The Company's net deferred tax assets consisted of the following (in thousands):

		December 31,		
		2022		**2021**
Net operating loss carryforwards	$	436,871	$	393,967
Intangibles		5,359		4,719
Capitalized research and development		13,476		—
Research and development credits		8,972		7,221
Accruals and other reserves		18,053		18,386
Inventory reserve		14,618		10,415
Stock-based compensation		9,099		34,622
Lease liability		5,704		6,546
Other		2,297		2,427
Deferred tax assets before valuation allowance		514,449		478,303
Valuation allowance		(500,759)		(459,885)
Deferred tax assets after valuation allowance		13,690		18,418
Deferred tax liability on fixed assets		(9,119)		(13,107)
Deferred tax liability on ROU Asset		(4,571)		(5,311)
Net deferred tax assets	$	—	$	—

View, Inc.
Notes to Consolidated Financial Statements

As of December 31, 2022, the Company recorded a valuation allowance of $500.8 million for the portion of the deferred tax assets that the Company does not expect to be realized. The valuation allowance on the Company's net deferred tax assets increased by $40.9 million and $92.0 million during the years ended December 31, 2022 and 2021, respectively. The changes in valuation allowance are primarily due to additional U.S. deferred tax assets and liabilities incurred in the respective year. The Company continues to monitor the realizability of the U.S. deferred tax assets taking into account multiple factors, including the results of operations, historic losses and magnitude of excess tax deductions for stock-based compensation. The Company intends to continue maintaining a full valuation allowance on the Company's U.S. deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of all, or a portion, of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

As of December 31, 2022, the Company had $1,723.9 million and $1,281.2 million of federal and state net operating loss ("NOL") carryforwards, respectively, available to offset future taxable income. The federal and state NOL carryforwards, if not utilized, will generally begin to expire starting in 2023. Of the total federal NOL carryforwards, $1,300.4 million were generated post December 31, 2017 and have no expiration.

As of December 31, 2022, the Company had research and development tax credits available to offset federal and California tax liabilities in the amount of $8.2 million and $12.3 million, respectively. Federal credits will begin to expire in 2027 and California state tax credits have no expiration.

The federal and state NOLs and credit carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership over a 3-year period (a "Section 382 ownership change"), utilization of its pre-change NOL and credit carryforwards are subject to an annual limitation. In addition, certain attributes are subject to annual limitations as a result of the acquisition of ioTium, which constitutes a change in ownership as defined under Section 382. Such limitations may result in expiration of a portion of the carryforwards before utilization. The Company's ability to use NOL carryforwards, research and development credit carryforwards and other tax attributes to reduce future taxable income and liabilities may be further limited as a result of future changes in stock ownership. As a result, if the Company earns net taxable income, its ability to use pre-change NOL carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may still be subject to limitations, which could potentially result in an increased future tax liability. The Company has experienced ownership changes since its inception and there have been limitations on net operating losses and tax credits, which have resulted in tax attributes being permanently written-off against its deferred tax assets.

The Company maintained undistributed earnings overseas as of December 31, 2022. As of December 31, 2022, the Company believed the funds held by all non-US subsidiaries will be permanently reinvested outside of the U.S. However, if these funds were repatriated to the U.S. or used for U.S. operations, the Company may be subject to withholding taxes in the foreign countries. As a result of tax reform, the Company's unrepatriated earnings are no longer subject to federal income tax in the U.S. when distributed.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was signed into law. The CARES Act includes provisions relating to refundable payroll tax credits, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to the tax depreciation methods for qualified improvement property. The CARES Act had an immaterial impact on the Company's income taxes in fiscal year 2022 and 2021.

Uncertain Tax Positions

The Company establishes reserves for uncertain tax positions based on the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company performs a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although the Company believes it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

View, Inc.
Notes to Consolidated Financial Statements

The following table summarizes the activity related to the Company's gross unrecognized tax benefits (in thousands):

	Year Ended December 31,	
	2022	2021
Balance at beginning of year	$ 8,357	$ 6,593
Decreases related to prior year tax positions	—	—
Increases related to prior year tax positions	89	—
Increases related to current year tax positions	1,819	1,764
Balance at end of year	$ 10,265	$ 8,357

The balance of gross unrecognized tax benefits as of December 31, 2022 and 2021 was $10.3 million and $8.4 million, respectively, none of which would affect the Company's income tax expense if recognized. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company currently has no federal, state or foreign tax examinations in progress, nor has it had any federal, state or foreign examinations since inception. The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2007 through 2022 tax years generally remain subject to examination by U.S. federal and California state tax authorities due to the Company's NOL carryforwards. For significant foreign jurisdictions, the 2016 through 2022 tax years generally remain subject to examination by their respective tax authorities.

15.   Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal year ended December 31,	
	2022	2021
Net loss	$ (337,089)	$ (342,978)
Weighted-average shares outstanding, basic and diluted	215,558,271	173,692,582
Net loss per share, basic and diluted	$ (1.56)	$ (1.97)

As a result of the Merger, the weighted-average number of shares of common stock used in the calculation of net loss per share have also been retroactively converted by applying the Exchange Ratio.

For the fiscal year ended December 31, 2022, common stock equivalents consisted of stock options, restricted stock units, warrants, and Convertible Notes. For the fiscal year ended December 31, 2021, common stock equivalents consisted of stock options, restricted stock units, and warrants. None of the common stock equivalents were included in the calculation of diluted net loss per share for all periods presented as the Company recorded a net loss.

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	December 31,	
	2022	2021
Stock options to purchase common stock	24,021,790	27,582,170
Unvested restricted stock units	15,244,947	142,652
Warrants to purchase common stock	27,594,549	21,311,920
Convertible Notes (on an as-converted basis)	98,830,563	—
Total	165,691,849	49,036,742

The 4,970,000 Sponsor Earn-Out Shares are excluded from basic and diluted net loss per share as such shares are contingently recallable until the share price of the Company exceeds specified thresholds that have not been achieved as of December 31, 2022.

The common stock equivalents subject to the CEO Option Award are excluded from the anti-dilutive table as the underlying shares are contingently issuable until the share price of the Company exceeds the specified thresholds that have not been

View, Inc.
Notes to Consolidated Financial Statements

achieved. As of December 31, 2022 and 2021, the thresholds for the CEO Option Award have not been achieved and 25,000,000 stock options for the CEO Option Award are outstanding.

Prior to the Amendment described further in Note 13, the common stock equivalents subject to the Officer RSUs were excluded from the anti-dilutive table, as the underlying shares were contingently issuable since the share price of the Company had not exceeded the specified thresholds. As of December 31, 2021, the thresholds for the Officer RSUs had not been achieved, and 11,500,000 RSUs for the Officer RSUs are outstanding. As of December 31, 2022, due to the Amendment, the underlying shares are no longer contingently issuable and 6,075,000 unvested Officer RSUs are included in the anti-dilutive table.

16.   Related Party Transactions

The Purchasers of the Convertible Notes include affiliates of RXR, a party with which the Company has an existing commercial relationship and with which it has engaged in and continues to engage in corporate transactions. Net proceeds from the issuance of Convertible Notes to RXR was $109.0 million after deducting fees and offering expenses and the Company has incurred $2.0 million interest expense on the Convertible Notes issued to RXR, which is accrued within other liabilities on the Consolidated Balance Sheet as of December 31, 2022. The Chairman and CEO of RXR joined the Company's board of directors in November 2022. As such, RXR has been identified as a related party for the year ended December 31, 2022. The Company recognized revenue from RXR, or an agent acting on behalf of RXR, of $13.4 million during the twelve months ended December 31, 2022, respectively. In addition, the Company had $4.2 million in deferred revenue, $8.7 million in contract loss accruals, no contract assets associated with contracts with RXR, $7.4 million accounts receivables due from RXR or an agent acting on behalf of RXR, and no accounts payable due to RXR as of December 31, 2022. As discussed in Note 12, the Company issued the RXR Warrants to RXR FP on October 25, 2022. Refer to Note 12 for further information on the RXR Warrants.

17.   Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and has determined that, other than the events disclosed below, no additional material subsequent events exist.

Convertible Note Conversion

On January 12, 2023, holders of $18.0 million in aggregate principal amount of the Company's Convertible Notes exercised their right to convert their notes into shares at the conversion price of $1.07 per share. As a result, the Company issued 16,822,429 shares of its Class A common stock, par value $0.0001 per share.

Restructuring Plan

On March 27, 2023, the Company's board of directors approved a restructuring plan to reduce structural costs, including its workforce. Pursuant to the plan, the Company expects to decrease overall headcount by approximately 170 employees, which represents approximately 23% of full-time employees as of March 28, 2023. The reduction in workforce is expected to be substantially implemented in March 2023.

The Company expects to incur a one-time charge of approximately $5 million in the first quarter of 2023 related to the restructuring plan, consisting primarily of one-time severance payments upon termination of the employees impacted by the reduction in force and continued benefits for a specific period of time with related cash payments expected to be substantially paid out by April 30, 2023. The Company expects such payments to be the only direct expense of the reduction in workforce. The Company does not expect to recognize a stock-based compensation expense for impacted employees related to vested awards and does not anticipate modifying the affected employees' stock awards in a manner that would result in additional expenses. The severance-related and non-cash charges that the Company expects to incur in connection with, or as a result of, the workforce reduction, are subject to a number of assumptions, and actual results may differ materially.

The estimated charges that the Company expects to incur are subject to a number of assumptions, and actual results may differ materially from these estimates. The Company may also incur additional costs not currently contemplated due to unanticipated events that may occur as a result of, or that are associated with, its workforce reduction.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

This Annual Report includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). See Exhibits 31.1 and 31.2. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, due to the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to the material weaknesses in internal control over financial reporting described below. Nevertheless, based on a number of factors, including the performance of additional procedures by management designed to ensure the reliability of our financial reporting, we believe that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Management's Annual Report on Internal Control Over Financial Reporting

Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (c) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors, and (d) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria described in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's evaluation, because of the material weaknesses described below, management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 as follows:

- We did not design or maintain an effective internal control environment that meets our accounting and reporting requirements. Specifically, we did not have a sufficient complement of personnel with an appropriate degree of accounting knowledge and experience to appropriately analyze, record and disclose accounting matters commensurate with our accounting and reporting requirements and lacked related internal controls necessary to satisfy our accounting and financial reporting requirements. Additionally, we did not demonstrate a commitment to integrity and ethical values. These material weaknesses contributed to the following additional material weaknesses: we did not design or maintain effective controls with respect to revenue and receivables and warranty-related obligations.

These material weaknesses in our control environment and in our warranty-related obligations process resulted in the need to restate our consolidated financial statements for the years ended December 31, 2020 and 2019, the unaudited quarterly financial information for the quarter ended March 31, 2021 and the unaudited quarterly financial information for each of the quarters in the year ended December 31, 2020. The material weakness in our revenues and receivables process resulted in adjustments that were not material to our annual or interim financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of our account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm of the effectiveness of our internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

Remediation Efforts and Status of Remaining Material Weaknesses

- As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, we performed a comprehensive review of our existing technical accounting capabilities and resources in the accounting/finance function, noting that certain positions in the accounting organization currently filled with interim resources need to be filled on a permanent basis. While we have hired full time staff for many of these positions, certain open positions have been filled with experienced and competent contractors. Management has concluded that the previously identified competency gap has been filled and the combination of the permanent staff and the interim contractors are successfully fulfilling their roles and responsibilities. However, given the limited time that these positions have been filled during 2022, management has concluded that additional time is needed to demonstrate the ability to consistently perform their roles and responsibilities before determining that the material weakness has been remediated. Management will continue to monitor the performance of the finance function to ensure controls are operating effectively for a sufficient period of time before concluding on remediation.

- Further, management has designed and implemented new control activities in response to our commitment to integrity and ethical values. However, given the limited time that these controls were operating during 2022, management has concluded that additional time is needed to demonstrate the consistent operation of the new and enhanced controls before determining that the material weakness has been remediated. Management will continue to evaluate the control activities in response to our commitment to integrity and ethical values in 2023 to ensure they have operated effectively for a sufficient period of time before concluding on remediation.

- During the first three quarters of 2022, we designed and implemented new control activities in response to the risk of material misstatement related to warranty-related obligations. While the newly implemented controls were in place and operated effectively as of December 31, 2022, management has concluded that additional time is needed to demonstrate the consistent operation of the new and enhanced controls before determining the material weakness has been remediated.

- During 2022, we designed and implemented new control activities in response to the risk of material misstatement related to our revenue and receivables process. While the newly implemented controls were in place and operated as of December 31, 2022, management has concluded that additional time is needed to demonstrate the consistent operation of the new and enhanced controls before determining the material weakness has been remediated.

Remediation of Previously Identified Material Weaknesses

We previously identified and disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, the following material weaknesses in our internal control over financial reporting, which have been remediated, as described below:

- We did not design or maintain effective controls in response to the risks of material misstatement, including designing and maintaining formal accounting policies, procedures, and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including with respect to inventory, equity and derivative liabilities, leasing arrangements, property, plant, and equipment, stock-based compensation, and period-end financial reporting.

  During the first three quarters of 2022, we designed and implemented new control activities in response to the risk of material misstatement for these significant business processes. Management has completed its design, testing and evaluation of the enhanced and newly implemented internal controls and determined that as of December 31, 2022, the controls were appropriately designed and have operated effectively for a sufficient period of time for management to conclude that the material weaknesses have been remediated.

- We did not design or maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design or maintain: (i) program change management controls for financial systems relevant to our financial reporting to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel; (iii) computer operations controls to ensure critical data interfaces between systems are appropriately identified and monitored, data backups are authorized and monitored, and restorations are tested; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

Management invested in the design and implementation of additional and enhanced information technology systems and user applications commensurate with the complexity of our business and financial reporting requirements, which has improved the reliability of our financial reporting by reducing the need for manual processes, subjective assumptions, and management discretion; by reducing the opportunities for errors and omissions; and by decreasing reliance on manual controls to detect and correct accounting and financial reporting inaccuracies. Management has completed its design, testing and evaluation of the enhanced and newly implemented internal controls and determined that as of December 31, 2022, the controls were appropriately designed and have operated effectively for a sufficient period of time for management to conclude that the material weaknesses have been remediated.

Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended December 31, 2022 in our internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed within 120 days after December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed within 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed within 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed within 120 days after December 31, 2022.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed within 120 days after December 31, 2022.

PART IV

Item 15. Exhibit and Financial Statement Schedules

The following documents are filed as part of this Annual Report on Form 10-K:

(1)   **Financial Statements:** The financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

(2)   **Exhibits:** The following exhibits are filed, furnished or incorporated by reference as part of this Annual Report.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 30, 2020, by and among CF Finance Acquisition Corp. II, PVMS Merger Sub, Inc., and View, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
3.1	Amended and Restated Certificate of Incorporation of View, Inc. (incorporated by reference to Exhibit 3.3 of the Company's Form 8-K, filed with the SEC on March 12, 2021).
3.2	Amended and Restated Bylaws of View, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed with the SEC on July 22, 2022).
4.1	Warrant Agreement, dated August 26, 2020, by and between Continental Stock Transfer & Trust Company and CF Finance Acquisition Corp. II (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed with the SEC on September 1, 2020).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, filed with the SEC on August 14, 2020).
4.3*	Description of Company's Securities
4.4+	Indenture, dated as of October 26, 2022, by and between View, Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
4.5+	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
4.6+	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.3 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
4.7+	Common Stock Purchase Warrant, dated as of October 25, 2022 (incorporated by reference to Exhibit 4.4 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.1	Form of Subscription Agreement, by and between CF Finance Acquisition Corp. II and the undersigned subscriber thereto (incorporated by reference to Exhibit 10.1 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
10.2	Subscription Agreement, by and between CF Finance Acquisition Corp. II and the Subscriber named therein (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on January 11, 2021).
10.3	Form of Lock-Up Agreement, by and among CF Finance Acquisition Corp. II, View, Inc. and the undersigned holder thereto (incorporated by reference to Exhibit 10.4 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
10.4	Registration Rights Agreement, by and among CF Finance Acquisition Corp. II and the undersigned investors listed thereto (incorporated by reference to Exhibit 10.5 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
10.5	First Amendment to Registration Rights Agreement, by and among CF Finance Acquisition Corp. II, CF Finance Holdings II, LLC and the undersigned investors listed thereto (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K, filed with the SEC on March 12, 2021).

10.6	Sponsor Support Agreement, dated as of November 30, 2020, by and among CF Finance Acquisition Corp. II, CF Finance Holdings II, LLC, and View, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
10.7	Form of Director Indemnification Agreement, by and between View, Inc. and the undersigned director thereto (incorporated by reference to Exhibit 10.8 to the Company's Form S-4, filed with the SEC on December 23, 2020).
10.8	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Form 8-K, filed with the SEC on March 12, 2021).
10.9	2021 Chief Executive Officer Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K, filed with the SEC on March 12, 2021).
10.10	Form of Executive Officer Employment Agreement, by and between View, Inc. and the undersigned executive officer thereto (incorporated by reference to Exhibit 10.9 to the Company's Form S-4, filed with the SEC on December 23, 2020).
10.11	Employment Agreement, dated November 21, 2018, by and between View. Inc. and Rao Mulpuri (incorporated by reference to Exhibit 10.10 to the Company's Form S-4, filed with the SEC on December 23, 2020).
10.12	Industrial Lease Agreement, dated May 31, 2012, by and between Soladigm, Inc. and Bryan Family Partnership II, LTD (incorporated by reference to Exhibit 10.13 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.13	First Amendment to Industrial Lease Agreement, dated October 7, 2014, by and between View, Inc. and 195 S. Milpitas Boulevard, LLC (incorporated by reference to Exhibit 10.14 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.14	Second Amendment to Industrial Lease Agreement, dated October 2, 2017, by and between View, Inc. and Jefferson Fields, LLC (incorporated by reference to Exhibit 10.15 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.15	Industrial Lease Agreement, dated July 30, 2010, by and between Soladigm, Inc. and Industrial Developments International, Inc. (incorporated by reference to Exhibit 10.16 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.16	First Amendment To Industrial Lease Agreement, dated September 10, 2015, by and between View, Inc. and Industrial North American Properties XI, LLC (incorporated by reference to Exhibit 10.17 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.17	Second Amendment to Industrial Lease Agreement, dated March 1, 2018, by and between View, Inc. and Industrial North American Properties XI, LLC (incorporated by reference to Exhibit 10.18 to the Company's Form S-4/A, filed with the SEC on January 26, 2021).
10.18	Form of Stockholder Voting Agreement, by and among CF Finance Acquisition Corp. II and certain stockholders of View, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form S-4/A, filed with the SEC on February 11, 2021).
10.19	View, Inc. Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on May 14, 2021).
10.20	Forms of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 filed with the SEC on April 7, 2021).
10.21	Forms of Notice of Stock Option Grant and Stock Option Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 filed with the SEC on April 7, 2021).
10.22	Notice of Stock Option Grant and Stock Option Agreement under the 2021 Chief Executive Officer Incentive Plan (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form S-1 filed with the SEC on April 7, 2021).

10.23+	Primary Common Stock Purchase Agreement, dated as of August 8, 2022, by and between View, Inc. and CF Principal Investments LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on August 9, 2022).
10.24^	Standby Common Stock Purchase Agreement, dated as of August 8, 2022, by and between View, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed with the SEC on August 9, 2022).
10.25^	Registration Rights Agreement, dated as of August 8, 2022, by and among View, Inc., CF Principal Investments LLC and YA II PN, Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K, filed with the SEC on August 9, 2022).
10.26^	Form of First Amendment to the Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the View, Inc. 2021 Equity Incentive Plan (Executive RSUs) (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K, filed with the SEC on August 9, 2022).
10.27^	Forms of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed with the SEC on September 7, 2022).
10.28^	Forms of Notice of Stock Option Grant and Stock Option Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, filed with the SEC on September 7, 2022).
10.29^	Notice of Stock Option Grant and Stock Option Agreement under the 2021 Chief Executive Officer Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1, filed with the SEC on September 7, 2022).
10.30+	Investment Agreement, dated as of October 25, 2022, by and among View, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.31+	Agreement for Strategic Planning and Consulting Services, dated as of October 25, 2022, by and between View, Inc. and RXR FP Services LLC (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.32	Letter Agreement, dated as of October 26, 2022, by and between View, Inc. and CF Principal Investments LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.33	Letter Agreement, dated as of October 26, 2022, by and among View, Inc., RXR FP Investor LP and RXR FP Investor II LP (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.34	Letter Agreement, dated as of October 26, 2022, by and between View, Inc. and RXR FP Services LLC (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K, filed with the SEC on October 27, 2022).
10.35*^	Forms of Notice of Restricted Stock Unit Grant for Directors and Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan
10.36*^	Forms of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan
14.1*	Code of Business Conduct and Ethics of View, Inc.
21.1*	Subsidiaries of View, Inc.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
31.1*	Certification of the Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of the Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH XBRL	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File, formatted in Inline XBRL, contained in Exhibit 101 attachments

---

*	Filed herewith
**	Furnished herewith
+	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
^	Denotes a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

View, Inc.

Date: March 31, 2023 /s/ Rao Mulpuri

Name: Rao Mulpuri

Title: Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

View, Inc.

Date: March 31, 2023 /s/ Rao Mulpuri

Name: Rao Mulpuri

Title: Chief Executive Officer and Director

(Principal Executive Officer)

Date: March 31, 2023 /s/ Amy Reeves

Name: Amy Reeves

Title: Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: March 31, 2023 /s/ Delos (Toby) Cosgrove

Name: Delos (Toby) Cosgrove

Title: Chairman

Date: March 31, 2023 /s/ Julie Larson-Green

Name: Julie Larson-Green

Title: Director

Date: March 31, 2023 /s/ Lisa Picard

Name: Lisa Picard

Title: Director

Date: March 31, 2023 /s/ Nigel Gormly

Name: Nigel Gormly

Title: Director

Date: March 31, 2023 /s/ Scott Rechler

Name: Scott Rechler

Title: Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————————

FORM 10-K/A
(Amendment No. 1)

———————————

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39470.

———————————

VIEW, INC.

(Exact name of registrant as specified in its charter)

———————————

Delaware	**84-3235065**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

195 South Milpitas Blvd

Milpitas, California	**95035**
(Address of principal executive offices)	**(Zip Code)**

(408) 263-9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value, $0.0001 per share	**VIEW**	**The Nasdaq Global Market**
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	**VIEWW**	**The Nasdaq Global Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).　　☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐　No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant on June 30, 2022 was $153.5 million based on the closing sale price of the ordinary shares on that date, as reported by the Nasdaq Global Select Market.

As of April 25, 2023, 241,233,902 shares of Class A common stock, par value $0.0001 of the registrant were issued and outstanding.

Auditor Name: PricewaterhouseCoopers LLP　　Auditor Location: San Jose, California　　PCAOB ID No. 238

Note Regarding Forward Looking Statements

Certain statements included in this Annual Report on Form 10-K/A that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as "believe," "continue," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "predict," "plan," "may," "should," "will," "would," "potential," "seem," "seek," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Annual Report on Form 10-K/A. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future events to differ from the forward-looking statements in this Annual Report on Form 10-K/A. You should carefully consider the factors and the other risks and uncertainties described in Part I, Item 1A of our Annual Report on Form 10-K filed on March 31, 2023. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends View, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, originally filed with the Securities and Exchange Commission ("SEC") on March 31, 2023 (the "Original Form 10-K"). We are filing this Amendment pursuant to General Instruction G(3) of Form 10-K, as we currently expect that our definitive proxy statement for the 2023 annual meeting of stockholders will be filed later than the 120th day after the end of the last fiscal year. Accordingly, this Amendment is being filed solely to:

- amend Part III, Items 10, 11, 12, 13 and 14 of the Original Form 10-K to include the information required by and not included in such Items; and

- file new certifications of our principal executive officer and principal financial officer as exhibits to this Amendment under Item 15 of Part IV hereof pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002.

This Amendment does not otherwise change or update any of the disclosures set forth in the Original Form 10-K.

References to the "Company," "View," "we" or "our" in this Amendment refer to View, Inc. and its subsidiaries.

View, Inc.

Table of Contents

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Below is a list of the Company's executive officers and directors and their respective ages and business experience as of April 25, 2023.

Name	Age	Position
Rao Mulpuri	54	Chief Executive Officer and Director
Amy Reeves	47	Chief Financial Officer
Rahul Bammi	52	Chief Business Officer
Martin Neumann	46	Chief Operations Officer
Nitesh Trikha	48	Chief Product Officer
Anshu Pradhan	45	Chief Technology Officer
Bill Krause	42	Chief Legal Officer
Toby Cosgrove	81	Chairman of the Board
Nigel Gormly	49	Director
Julie Larson-Green	61	Director
Lisa Picard	53	Director
Scott Rechler	55	Director

Executive Officers

Rao Mulpuri

Dr. Rao Mulpuri has served as View's Chief Executive Officer and on the Board since December 2008. Prior to View, Dr. Mulpuri held several executive positions at Novellus Systems, most recently as President of Novellus Systems Japan, and Vice President/General Manager of the Integrated Metals Business. Dr. Mulpuri holds a Ph.D. in Materials Engineering and a MS in Manufacturing Engineering from Boston University, and a BE in Mechanical Engineering from Manipal Institute of Technology in India. Dr. Mulpuri also completed the Advanced Management Program at Harvard Business School. Dr. Mulpuri is a member of the Young Presidents Organization, the Urban Land Institute, the Advisory Board of the College of Engineering at Boston University and the Executive Board of the Silicon Valley Leadership Group. We believe Dr. Mulpuri is qualified to serve as a member of the Board due to his extensive executive management and technology industry leadership experience, as well as his deep knowledge of View's technology and business operations.

Amy Reeves

Amy Reeves has served as View's Chief Financial Officer since February 2022. Ms. Reeves previously served as View's interim Chief Financial Officer and interim Principal Financial Officer beginning in November 2021. Prior to that, Ms. Reeves served as View's Controller and Chief Accounting Officer beginning in June 2021. Prior to joining View, Ms. Reeves spent over 19 years at Wright Medical Group N.V. in various financial and accounting roles of increasing responsibility, most recently as Global Controller from 2019 until June 2021. Ms. Reeves holds a bachelor's degree in accounting and a master's degree in accounting from the University of Mississippi and is a Certified Public Accountant.

Rahul Bammi

Rahul Bammi has served as View's Chief Business Officer since January 2019. Previously, he served as View's Chief Marketing Officer from June 2016 to December 2018. Prior to that, Mr. Bammi was the Vice President of Product Management and Marketing at Lumileds, where he helped double LED revenue to over $1 billion in four years. Mr. Bammi brings over 20 years of P&L, product, M&A, business strategy, and engineering experience from leading companies such as Lumileds, KLA, Hynix Semiconductor, National Semiconductor, and Motorola. Mr. Bammi holds an MBA from Stanford University where he was an Arjay Miller scholar; he also holds an MS in Chemical Engineering from Arizona State University and a BE in Chemical Engineering from the National Institute of Technology in India.

Martin Neumann

Dr. Martin Neumann has served as View's Chief Operations Officer since March 2021. Previously, Dr. Neumann served as View's Senior Vice President of Operations since September 2019. Prior to that, Dr. Neumann held numerous positions at View, each contributing towards building View's technology and market: Vice President of Customer Success (May 2016 to August 2019), Sr. Director of Business Development (February 2014 to April 2016), Director of Technology (February 2014 to January 2014), Technology Manager (December 2011 to February 2014) and Sr. Process Engineer (June 2010 to December 2011). He has a proven track record of technology innovation in manufacturing, scaling up operations, corporate strategy, network operations, supply chain logistics and customer service. He has written 13 Journal Articles and 12 Conference

Proceedings Papers, and has numerous issued patents. Dr. Neumann holds a Ph.D., MS and BS in Nuclear Engineering from the University of Illinois at Urbana-Champaign.

Nitesh Trikha

Nitesh Trikha has served as View's Chief Product Officer since March 2021. Previously, Mr. Trikha served as View's Senior Vice President of IoT Products from January 2020. Mr. Trikha joined View in April 2017 as the Vice President of Innovation. Prior to that, Mr. Trikha was the Senior Vice President of Products at July Systems Inc. Prior to July Systems, Mr. Trikha was the Chief Technology Officer at the Industry Solutions Group and the Emerging Solutions Group of Cisco Systems, Inc. Mr. Trikha holds a BS in Engineering from the National Institute of Technology Karnataka in India.

Anshu Pradhan

Dr. Anshu Pradhan has served as View's Chief Technology Officer since March 2021. Previously, Dr. Pradhan served as View's Senior Vice President of Engineering since September 2015, and served as Sr. Director, Technology from February 2009 to August 2015. Dr. Pradhan has played a critical role in the development and scaling of electrochromic technology. Prior to View, Dr. Pradhan was the Technology Manager at Novellus Systems, Inc. Dr. Pradhan holds a Ph.D. in Materials Science and Engineering from the University of Delaware and a BTech from the Indian Institute of Technology in India.

Bill Krause

Bill Krause has served as View's Chief Legal Officer and Secretary since February 2022, and previously served as View's Senior Vice President, General Counsel and Secretary since January 2018. Prior to View, Mr. Krause was Deputy General Counsel & Assistant Secretary at Rambus, Inc., a publicly traded memory and security company. Mr. Krause has also had significant experience in private practice with the law firm of Pillsbury Winthrop Shaw Pittman, LLP where he advised a wide range of companies with respect to securities compliance, public and private financings, mergers and acquisitions, public company reporting and corporate governance. Mr. Krause is a member of the California State Bar and received a J.D. from Santa Clara University and his bachelor's degree from Amherst College.

Directors

Rao Mulpuri

See "—*Executive Officers*".

Toby Cosgrove

Dr. Toby Cosgrove, MD, Chairman of the Board, joined the Board on March 8, 2021. From 2004 through 2017, Dr. Cosgrove served as the CEO and president of the Cleveland Clinic, where he led the $8 billion organization to new heights of achievement and efficiency, seeing it ranked the #2 hospital in America (U.S. News). Dr. Cosgrove joined the Cleveland Clinic in 1975 and chaired the Department of Thoracic and Cardiovascular surgery from 1989 to 2004. He has performed over 22,000 operations and earned an international reputation in valve repair. Dr. Cosgrove also holds 30 patents for medical innovations. He currently serves as Executive Advisor, working with Cleveland Clinic leadership on strategies for national and international growth. He has also served as a director for Hims & Hers Health, Inc. (NYSE: HIMS) since January 2021 and American Well Corporation (NYSE: AMWL) since November 2019. Dr. Cosgrove is a member of the National Academy of Medicine, and a Fellow of the National Academy of Inventors. He graduated from Williams College and the University of Virginia School of Medicine and trained at Massachusetts General Hospital and Brook General Hospital in London. In 1967, he was a surgeon in the U.S. Air Force, earning a Bronze Star. We believe Dr. Cosgrove is qualified to serve as a member of the Board based on his extensive experience as an executive and board member, as well as his deep medical expertise.

Nigel Gormly

Nigel Gormly has served as a member of the Board since August 2015. Mr. Gormly initially served as the representative director of the New Zealand Superannuation Fund, and then as an independent director. Until June 2019, Mr. Gormly served as the New Zealand Superannuation Fund's Head of International Direct Investment primarily responsible for the Fund's direct investments in energy, infrastructure and expansion capital, as well as leading the Fund's collaboration efforts with global investment partners. Prior to joining the Fund, Mr. Gormly spent 10 years with Fonterra, where he held a number of strategic development and commercial leadership roles, most recently as General Manager Commercial Ventures. Mr. Gormly's early career was focused on M&A and corporate finance advisory based in London, with assignments throughout Asia, Latin America and Europe. A Chartered Financial Analyst, Nigel holds a B.Sc, BCom and a Graduate Diploma in Finance from the University of Auckland. He currently serves on the Boards of LanzaTech (Nasdaq: LNZA) and CTF Pledge Pioneers. We believe Mr. Gormly is qualified to serve as a member of the Board based on his extensive experience in the venture capital and investment banking industries.

Lisa Picard

Lisa Picard joined the Board on March 8, 2021. Ms. Picard is currently a partner at Sway Ventures, a US-based venture capital firm. Ms. Picard previously served as President and Chief Executive Officer of EQ Office, a U.S. office portfolio company wholly-owned by Blackstone's real estate funds, until March 2022. Ms. Picard joined EQ Office in 2016 as its Chief Operating Officer and was named CEO in 2017. Prior to joining EQ, Ms. Picard worked as a real estate executive for Skanska, developing office and residential properties in the Northwest United States, while also guiding investments for the company in Sweden, Norway and Denmark. Ms. Picard has also held executive roles at Canyon Ranch Spa and Resorts and Hines Interests. She also serves on the Board of Directors for MiiR Holdings, a product-to-project B corporation. Ms. Picard holds two master's degrees from Massachusetts Institute of Technology and a BS from California State Polytechnic University-Pomona. We believe Ms. Picard is qualified to serve as a member of the Board based on her extensive experience as an executive and board member, as well as her deep knowledge of the real estate industry.

Julie Larson-Green

Julie Larson-Green has served as a member of the Board since June 2021. As an advisor, investor, and board member, Ms. Larson-Green currently helps companies successfully develop their people, products, and processes to create great experiences and deliver growth. Ms. Larson-Green has served as Chief Technology Officer of Magic Leap 2 since September 2021. From January 2018 to February 2021, Ms. Larson-Green served as the chief experience officer at Qualtrics. From 1993 to 2017, she served in a variety of executive leadership and product development roles at Microsoft, including leadership in building Microsoft Office, Windows, Internet Explorer, Xbox, and Surface. She also cultivated a startup culture, fostering ideas to reflect the company's broader vision of helping people achieve more and focus on what matters most. Ms. Larson-Green has served as a director of Health Catalyst, Inc. (Nasdaq: HCAT) since January 2020. We believe Ms. Larson-Green is qualified to serve as a member of the Board based on her executive leadership experience, including chief experience officer, and her knowledge of the technology industry.

Scott Rechler

Scott Rechler has served as a member of the Board since November 2022. Mr. Rechler is a prominent leader in the real estate industry, with more than 30 years of real estate experience. Mr. Rechler has served as the Chief Executive Officer and Chairman of RXR Realty ("RXR") since January 2007. From 2011 to 2016, Mr. Rechler served on the Board of Commissioners as Vice Chairman for the Port Authority of New York and New Jersey. He later served on the Board of the New York Metropolitan Transportation Authority (MTA) from 2017 to 2019. In November 2021, Mr. Rechler was elected to the Board of Directors of the Federal Reserve Bank of New York to serve the remainder of an existing term. He was re-elected to a 3-year term at the end of December 2021. In addition to his role at RXR, Mr. Rechler currently serves as a board member of the Regional Plan Association, trustee and Vice Chair of the National September 11 Memorial and Museum at the World Trade Center, member of the Real Estate Board of New York (REBNY), Chair of The Feinstein Institute for Medical Research and member of the Board of Trustees at Northwell Health, and a member of the NYU Real Estate Institute Advisory Committee. Mr. Rechler also serves on the Board of the Tribeca Film Institute, where he serves as its Co-Chair, and he also serves on the Board of the Drum Major Institute, Convene, Kitchen United, and the Hospital for Special Surgery. He previously was the Chairman and CEO of RXR Acquisition Corp. (Nasdaq: RXRA), Chairman and Chief Executive Officer of Reckson Associates Realty Corp. (NYSE: RA) and served on the Board of Directors of American Campus Communities, Inc. (NYSE: ACC). Mr. Rechler is a graduate of Clark University and the New York University Schack Institute. Mr. Rechler was appointed to the Board pursuant to the Agreement for Strategic Planning and Consulting Services (the "Strategic Agreement"), dated as of October 25, 2022, by and between the Company and RXR FP Services LLC. Pursuant to the Strategic Agreement, RXR FP Services LLC was appointed to render strategic planning and consulting services to View, and was given the right to appoint the Vice-Chairman of our Board until the earlier of (i) the fifth annual meeting of stockholders of the Company following the date of the Strategic Agreement and (ii) the end of the term of the Strategic Agreement. We believe Mr. Rechler is qualified to serve as a member of the Board based on his extensive experience as an executive and board member at public and private companies, as well as his extensive experience in the real estate industry.

CORPORATE GOVERNANCE

Board Composition

Our business and affairs are organized under the direction of our Board, which currently consists of six members. Toby Cosgrove serves as Chairman of the Board and is a non-employee independent director. Scott Rechler serves as Vice-Chairman of the Board. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. Our Board meets on a regular basis and additionally, as required.

In accordance with the terms of our Bylaws, each director shall be elected by a plurality of the votes cast at each annual meeting of stockholders, and each director so elected shall hold office until the next annual meeting of stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Unless otherwise required by law or our charter, vacancies on the Board or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal, and, in the case of any committee of the Board, shall hold office until their successors are duly appointed by the Board or until their earlier death, resignation or removal. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) in voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Pursuant to our Corporate Governance Guidelines, the Nominating and Corporate Governance committee is required to coordinate an annual self-evaluation of the Board's effectiveness, as well as the performance of each committee of the Board, the results of which are discussed with the full Board and each committee. The assessment includes a review of any areas in which the Board or management believes the Board can make a better contribution to the Company. The Nominating and Corporate Governance Committee utilizes the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and in making recommendations to the Board with respect to assignments of Board members to various committees.

Director Independence

The rules of Nasdaq require that a majority of our Board be independent. An "independent director" is defined generally as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We currently have four "independent directors" as defined in Nasdaq rules and applicable SEC rules. Our Board has determined that each individual on the Board, other than Dr. Mulpuri and Mr. Rechler, qualifies as an independent director under Nasdaq listing standards.

Board Leadership Structure

We have separated the roles of Chairman of the Board and the CEO. While the Chairman of the Board works closely with the CEO and other members of our management, the Chairman of the Board is not part of management and does not have an operating or external role or responsibility. The Board considers it useful and appropriate to designate a Chairman of the Board to act as the presiding director at Board meetings, to call and organize such meetings and to manage the agenda thereof, and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board also acts as the principal contact for the CEO and other members of the Board and management, as appropriate, for matters requiring the attention of the full Board. We believe that this leadership structure is appropriate given the attention, time, effort, and energy that the CEO is required to dedicate to his position in the current business environment, and the high level of commitment required to serve as our Chairman of the Board.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance and reputational risks. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while one of the key functions of our Board is informed oversight of our risk management process. Our Board does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Audit Committee also monitors compliance with legal and regulatory requirements. Our Compensation Committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements. Our Nominating and Corporate Governance Committee assesses risks relating to our corporate governance practices, the independence of the Board, and potential conflicts of interest.

Our Board believes its current leadership structure supports the risk oversight function of our Board.

Director Qualifications & Board Diversity

Except as may be required by rules promulgated by Nasdaq or the SEC, there are currently no specific minimum qualifications that must be met by each candidate for our Board, nor are there any specific qualities or skills that are necessary for one or more of the members of our Board to possess. The Nominating and Corporate Governance Committee considers a number of factors in its assessment of the appropriate skills and characteristics of members of the Board, as well as the composition of the Board as a whole. These factors include the members' qualification as independent, as well as consideration of judgment, character, integrity, diversity, skills, and experience in such areas as operations, technology, finance, and the general needs of the Board and such other factors as the Nominating and Corporate Governance Committee may consider appropriate.

The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity. However, the Board and the Nominating and Corporate Governance Committee believe that it is essential that the members of the Board represent diverse viewpoints. In considering candidates for the Board, the Board and the Nominating and Corporate Governance Committee consider the entirety of each candidate's credentials in the context of the factors mentioned above. The Company is currently in compliance with the diversity requirements of Nasdaq Rule 5605(f), with two female directors and one South Asian director.

Board Diversity Matrix (as of April 25, 2023)

Total Number of Directors		6		
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	2	4	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	3	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			—	
Did Not Disclose Demographic Background			—	

Committees of the Board of Directors

Our Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees is composed solely of independent directors. Each committee operates under a charter that was approved by our Board and has the composition and responsibilities described below. The following descriptions of the committee charters are qualified in their entirety by reference to the complete text of such charters, each of which is available on our website.

The following table sets forth the current membership of each of our Board's committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Rao Mulpuri			
Toby Cosgrove		✓	✓
Nigel Gormly	✓✓		✓
Julie Larson-Green	✓		✓✓
Lisa Picard	✓	✓✓	
Scott Rechler			

_____

✓✓ Chair

Audit Committee

The members of our Audit Committee are Nigel Gormly, Julie Larson-Green and Lisa Picard, with Nigel Gormly serving as chair of the Audit Committee. Our Board has determined that each member of our Audit Committee meets the requirements for independence for audit committee members under the rules and regulations of the SEC and the listing standards of Nasdaq. Each member of the Audit Committee is financially literate and our Board has determined that Lisa Picard qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial oversight expertise. Both our independent registered public accounting firm and management periodically meet with our Audit Committee.

We have adopted an Audit Committee charter, which details the purpose and principal functions of the Audit Committee, including:

- assisting Board oversight of: (1) our accounting and financial reporting processes, (2) the quality and integrity of our financial statements and the auditing of those financial statements, (3) compliance with legal and regulatory requirements, (4) our independent registered public accounting firm's qualifications and independence and (5) the design and implementation of our internal audit function, if applicable;

- the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

- the review and approval of our independent auditor's annual engagement letter, including the proposed fees contained therein, as well as all audit and permitted non-audit engagements and relationships between us and our independent auditor;

- reviewing the performance of our independent auditor;

- obtaining and reviewing, at least annually, a report from our independent auditor describing (i) the independent auditor's internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues;

- evaluating the independent auditor's independence by, among other things, reviewing the independent auditor's relationships with us and any disclosed relationships or services that may impact the independent auditor's objectivity and independence;

- monitoring the independent auditor's compliance with SEC audit partner rotation requirements;

- monitoring our compliance with SEC employee conflict of interest requirements;

- overseeing our policies and procedures in our Related Party Transactions Policy and reviewing proposed transactions or courses of dealings requiring approval or ratification under such policy; and

- reviewing legal and regulatory matters, including any matters that may have a material impact on our financial statements.

Our Audit Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at investors.view.com/corporate-governance/governance-overview.

Compensation Committee

The members of our Compensation Committee are Lisa Picard and Toby Cosgrove, with Lisa Picard serving as chair of the Compensation Committee. Our Board has determined that each member of our Compensation Committee meets the requirements for independence for compensation committee members under the rules and regulations of the SEC and the listing standards of Nasdaq. Each member of the Compensation Committee is also an outside director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We have adopted a Compensation Committee charter, which details the purpose and responsibility of the Compensation Committee, including:

- evaluating annually the performance of the Chief Executive Officer and, in light of the goals and objectives of our executive compensation plans, making recommendations to the Board with respect to the Chief Executive Officer's compensation based on this evaluation;

- overseeing our compensation and employee benefit plans and practices, including our executive and director compensation plans, and our incentive-compensation and equity-based plans;

- reviewing at least annually our executive compensation plans, as well as goals and objectives with respect to such plans, and recommending any appropriate amendments or new executive compensation plans;

- reviewing our compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K filed with the SEC;

- preparing the Compensation Committee report in accordance with SEC rules and regulations for inclusion in our annual proxy statement or Annual Report on Form 10-K; and

- reviewing any perquisites or other personal benefits granted or to be granted to our executive officers.

The charter of the Compensation Committee permits the committee to delegate any or all of its authority when it deems it appropriate and in the best interests of our company and when such delegation would not violate applicable law, regulation or Nasdaq or SEC requirements. In addition, the Compensation Committee has the authority under its charter to retain or obtain the advice of compensation consultants, independent legal counsel and other advisors.

Since the closing of our initial public offering on March 8, 2021, our Compensation Committee has been responsible for making all executive compensation determinations. In 2022, the Compensation Committee continued its retention of Compensia, Inc. as our independent compensation consultant to advise the Compensation Committee with respect to director and officer compensation.

Our Compensation Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Compensation Committee is available on our website at investors.view.com/corporate-governance/governance-overview.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Toby Cosgrove, Nigel Gormly and Julie Larson-Green, with Ms. Larson-Green serving as chair of the Nominating and Corporate Governance Committee. Our Board has determined that each member of our Nominating and Corporate Governance Committee meets the requirements for independence for nominating and corporate governance committee members under the listing standards of Nasdaq.

We have adopted a Nominating and Corporate Governance Committee charter, which details the purpose and responsibilities of the Nominating and Corporate Governance Committee, including:

- identifying and recommending to the Board individuals qualified to serve as directors of View, consistent with criteria approved by the Board;

- assisting in identifying, recruiting and, if appropriate, interviewing director candidates to fill positions on the Board, consistent with criteria approved by the Board;

- reviewing, at least annually, the corporate governance guidelines adopted by the Board and recommending any changes to the Board;

- overseeing the annual self-evaluation process of the Board and its committees and recommending any changes to the Board; and

- considering any other corporate governance issues that arise from time to time, and developing appropriate recommendations for the Board.

The charter also provides that the Nominating and Corporate Governance Committee may, in its sole discretion, retain or obtain the advice of a third-party search firm, consultant, legal counsel or other adviser, and shall be directly responsible for the appointment, compensation and oversight of the work of any such third-party search firm, consultant, legal counsel or other adviser.

The composition and function of our Nominating and Corporate Governance Committee complies with all applicable SEC and Nasdaq rules and regulations. We will comply with future requirements to the extent they become applicable. Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Nominating and Corporate Governance Committee is available on our website at investors.view.com/corporate-governance/governance-overview.

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for directors, including those discussed in the "*Director Qualifications & Board Diversity*" section of this Annual Report on Form 10-K/A. In the event that vacancies on the Board are anticipated, or otherwise arise, the committee will consider various potential candidates for director. Candidates may come to the attention of the committee through current members of the Board, professional search firms, stockholders or other persons. The Nominating and Corporate Governance Committee has from time to time retained third parties to whom a fee is paid to assist it in identifying or evaluating potential director nominees.

Stockholders of record (i) on the record date for an annual meeting of stockholders or a special meeting of stockholders called for the purpose of electing directors and (ii) on the date of the giving of proper notice of such stockholder's proposal may propose director candidates for election to the Board at such annual or special meeting by submitting to the Secretary of the Company, in proper written form, the information required by our Bylaws for stockholder nominations. The Nominating and Corporate Governance Committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Attendance at our Board of Directors and Stockholder Meetings

During 2022, our Board of Directors (other than Mr. Rechler, who joined the Board in November 2022) attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors held during the period for which he or she has been a director and (2) the total number of meetings held by all committees on which he or she served during the periods that he or she served. Although we do not have a formal policy regarding attendance by members of our Board of Directors at the annual meetings of stockholders, we strongly encourage, but do not require, directors to attend.

Executive Sessions of Outside Directors

To encourage and enhance communication among outside directors, and as required under applicable Nasdaq rules, our corporate governance guidelines provide that the outside directors will meet in executive sessions, without management directors or management present, on a periodic basis. In addition, if any of our outside directors are not independent directors, then our independent directors will also meet in executive sessions on a periodic basis. These executive sessions are chaired by Dr. Cosgrove, our independent Chairman of the Board.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee have ever been an executive officer or employee of the Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our Board or Compensation Committee.

Communications with the Board of Directors

The Board has the following process for securityholders to send communications to the Board: stockholders and other interested parties wishing to communicate directly with our independent directors may do so by writing and sending the correspondence to our Chief Legal Officer by mail to our principal executive offices at 195 South Milpitas Blvd., Milpitas, California, 95035. Our Chief Legal Officer, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for our Board to consider and (3) matters that are of a type that are improper or irrelevant to the functioning of our Board or our business, including, without limitation, mass mailings, job inquiries and business solicitations. If appropriate, our Chief Legal Officer will route such communications to the appropriate director(s) or, if none is specified, then to the Chairman of the Board. These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Policy Prohibiting Hedging or Pledging of Securities

Under our Insider Trading Policy, our employees, including our officers and the members of our Board, are prohibited from, directly or indirectly, among other things, (1) engaging in short sales, (2) trading in publicly-traded options, such as options, warrants, puts and calls, and other similar instruments on our securities, (3) hedging transactions (including, without limitation, prepaid variable forward sale contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities, (4) pledging any of our securities as collateral for any loans, (5) holding our securities in a margin account and (6) placing standing or limit orders on our securities.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website at investors.view.com/corporate-governance/governance-overview. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms filed during or with respect to our most recent fiscal year, we believe there was one delinquent Section 16(a) report: the Initial Statement of Beneficial Ownership of Securities on Form 3 filed by Madrone Capital Partners, LLC on February 16, 2022

Item 11. Executive Compensation


EXECUTIVE COMPENSATION OVERVIEW


The Company is a "smaller reporting company" as defined by the SEC, and therefore is not required to provide, and does not purport to provide, all of the disclosures required for a "Compensation Discussion and Analysis" as set forth in the rules promulgated by the SEC. The Company is, however, providing a brief overview of its executive compensation program in order to aid its stockholders' understanding of how its business and performance affects executive compensation decisions.

Our named executive officers ("NEOs") consisted of the following executive officers in fiscal year 2022: Rao Mulpuri, Chief Executive Officer ("CEO"); Rahul Bammi, Chief Business Officer; and Martin Neumann, Chief Operations Officer.

Compensation Philosophy

The Company's executive compensation program is designed to enable the Company to provide competitive compensation packages that attract, retain and motivate talented executives and managers while aligning management's and stockholders' interests in the enhancement of Company performance and stockholder value.

The Company's executive compensation program uses multiple elements to deliver a total package consisting of base salary, annual cash incentive awards and long-term incentive compensation in the form of equity awards. The Compensation Committee reviews each element separately but also considers the relative mix of compensation and benefit offerings when making compensation decisions. In addition, the Compensation Committee retains discretion to make adjustments it deems advisable to balance the Company's overall performance and the individual performance of the Company's executive officers with our "pay for performance" philosophy.

Executive Compensation Process

The Role of the Compensation Committee

The Compensation Committee is responsible for making compensation recommendations to the Board regarding our CEO, our CEO's direct reports and our non-employee directors. These recommendations include base salaries, target annual cash incentive award opportunities, and overall levels of equity awards to be granted, if any, each year; and determining the amount of funding that will be available for the Employee Cash Incentive Plan (the "CIP"), among other duties expressed in its charter. The compensation decisions are based on numerous inputs and independent advice, as set forth below.

In performing these duties, the Compensation Committee evaluates the performance of our CEO, and reviews and evaluates the existing NEO compensation program on an annual basis. The Compensation Committee has the authority to obtain advice and assistance from internal or external compensation consultants, attorneys, accountants and other advisers.

The Compensation Committee considers multiple factors to ensure that compensation packages are consistent with our "pay for performance" philosophy and that we remain competitive in the market for talent, especially in light of a recent hyper-competitive compensation environment. The Compensation Committee considers the following important factors as part of its decision-making process: Company performance, individual leadership and performance assessments, competitive market compensation levels, job scope, individual skills and experience, the relative importance of the individual's role, internal pay equity, historical pay levels and individual equity holdings.

The Role of the Independent Compensation Consultant

Compensia, Inc., a national compensation consulting firm ("Compensia"), served as the Compensation Committee's independent compensation consultant for purposes of providing compensation consulting services in 2022. Compensia reports directly to the Compensation Committee and works collaboratively with management and the Compensation Committee. Pursuant to applicable SEC rules and the listing standards of Nasdaq, the Compensation Committee assessed the independence of Compensia and concluded that no conflict of interest was raised by the work performed by Compensia that would prevent Compensia from independently advising the Compensation Committee. Compensia does not perform other non-compensation related services for the Company and will not do so without the prior consent of the Compensation Committee.

The Role of Management

As part of its review and determination of the Company's compensation objectives, philosophy, programs and decisions, the Compensation Committee works with and receives advice and recommendations from our CEO (other than with respect to his own compensation). The Compensation Committee considers the recommendations of our CEO (other than with respect to his own compensation), together with the review by its compensation consultant, in making independent recommendations and determinations regarding executive compensation. Our CEO attends all Compensation Committee meetings other than those portions that are held in executive session, and he is not present during voting or deliberations on matters involving his compensation in accordance with the Compensation Committee's charter.

Elements of Executive Compensation

The Company's 2022 executive compensation program consisted of the following elements, which were heavily weighted toward variable compensation tied to Company performance and stock price performance:

	Compensation Element		Purpose	Design
Fixed	Annual	Base Salary	Recognize performance of job responsibilities and attract and retain individuals with superior talent	Fixed compensation, payable in cash
Variable	Annual	Annual Incentive Plan	Focus, motivate and reward executive officers for achieving annual financial and business objectives	Short-term cash incentive compensation based on revenue and EBITDA performance
	Long-Term	Restricted Stock Units	Encourage retention of top talent and promote an employee ownership culture over the long-term	Service-based vesting over a four-year period

Base Salary

Base salaries provide a fixed level of cash compensation for our executive officers, including our NEOs. When setting salaries, the Compensation Committee considers each executive officer's responsibilities and performance against job expectations, experience and tenure as well as the impact of base salary on other compensation elements. The Compensation Committee's review of these factors is subjective and no fixed value or weight is assigned to any specific factor when making salary recommendations. The table below sets forth the annual base salaries approved for each of our NEOs for 2022 and 2021, as well as the percentage year-over-year change.

Named Executive Officer	2022 Base Salary	2021 Base Salary	Percentage Increase
Rao Mulpuri	$500,000	$500,000	0%
Rahul Bammi	$350,000	$350,000	0%
Martin Neumann	$350,000	$350,000	0%

The base salaries paid to our NEO's during 2022 are set forth in the "2022 Summary Compensation Table" below.

Annual Cash Incentive Compensation — Cash Incentive Plan ("CIP")

The CIP is designed to motivate and reward our executive officers, including our NEOs, for achieving the Company's short-term financial and operational objectives and the executive officers' individual objectives. Each year, the Compensation Committee develops a recommended target annual cash incentive award opportunity for each executive officer expressed as a percentage of their annual base salary, subject to the achievement of pre-established corporate and individual goals, as described below. These recommendations are later approved by the Company's board. The target annual cash incentive award opportunities of our NEOs as a percentage of base salary for 2022 were as follows:

Named Executive Officer	2022 CIP Target	
	Target Payout [1]	% of Base Salary
Rao Mulpuri	$500,000	100%
Rahul Bammi	$210,000	60%
Martin Neumann	$210,000	60%

[1] Based on salary effective as of December 31, 2022.

Payouts under the CIP could range from 50% to 150% of the target annual cash incentive award opportunity based on performance relative to pre-established performance goals. If the threshold amount was not achieved for a particular performance metric, no amount was to be paid for that metric. However, the Compensation Committee retained absolute discretion to modify or eliminate any annual cash incentive awards if the Compensation Committee determined such actions were warranted. The metrics chosen by the Compensation Committee to measure corporate performance for determining payouts under the CIP were Revenue and EBITDA (as calculated in accordance with GAAP). The 2022 performance targets and actual results for these metrics were as follows:

2022 Targets
(in thousands)

	Threshold	Target	Max
Revenue	$90,000	$120,000	$150,000
EBITDA	$(275,000)	$(225,000)	$(225,000)
Pool Funding	50%	100%	150%

2022 Performance Results
(in thousands)

	2022 Actuals
Revenue	$101,328
EBITDA	$(233,056)
Pool Funding	81%

In light of the Company's ongoing cash conservation efforts, the Compensation Committee recommended and the Board determined that the CIP pool should be funded half in cash and half in restricted stock units ("RSUs") with a 1-year monthly ratable vesting schedule. Messrs. Bammi and Neumann received total bonus amounts of $170,100, and $170,100, respectively, with $85,050 of such amounts paid in cash and the remainder payable in RSUs that vest ratably monthly over one year. Dr. Mulpuri received a total bonus amount of $405,000, which was funded entirely in RSUs with a 1-year monthly ratable vesting schedule.

Long-Term Incentive Compensation

We believe that providing long-term incentives in the form of equity awards encourages our executive officers, including our NEOs, to take a long-term outlook and provides them with an incentive to manage the Company from the perspective of an owner with an equity stake in the business. By providing opportunities for our employees, including our NEOs, to benefit from future successes in the Company through the appreciation of the value of their equity awards, the Compensation Committee and Board believe that equity awards align employees' interests and contributions with the long-term interests of our stockholders. In addition, the Compensation Committee and Board believe that offering meaningful equity ownership in the Company is helpful in retaining our executive officers and other key employees.

In 2022, our Board approved an amendment to outstanding RSUs held by our NEOs, to remove the performance-based vesting conditions applicable to such awards. The amendment became effective on September 8, 2022. No equity awards were otherwise granted to our NEOs in fiscal year 2022.

On March 27, 2023, Messrs. Bammi and Neumann each received a RSU award of 250,000 shares, with such awards vesting ratably on a monthly basis over four years with the first day of vesting on April 8, 2023.

Other Policies and Elements of Executive Compensation

401(k) Plan

We sponsor a tax-qualified defined contribution plan (the "Section 401(k) plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") for all employees, including our NEOs. Employees of the Company are eligible to participate in the Section 401(k) plan and receive employer contributions upon reaching age 18. Participants may contribute between 1% and 90% of their earnings. The Company matches 50% of an employee's salary deferrals or 3% of the employee's Section 401(k) eligible earnings, whichever is less. The total matching does not exceed the match allocated based on IRS annual compensation limits, which was $305,000 in 2022. The maximum match based on this compensation limit was $9,150 in 2022.

Pension Benefits

None of our executive officers, including any of our NEOs, participate in any defined benefit pension plans.

Nonqualified Deferred Compensation

None of our executive officers, including any of our NEOs, participate in any non-qualified deferred compensation plans, supplemental executive retirement plans or any other unfunded retirement arrangements.

Other Benefits and Perquisites

We provide benefits to our executive officers, including our NEOs, on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; short-term and long-term disability insurance; a health savings account and flexible spending accounts. We do not maintain any executive-specific benefit or perquisite programs outside of financial planning services.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the amount that we may deduct from our U.S. federal taxable income for compensation paid to persons who are "covered employees" for purposes of Section 162(m), to $1 million per covered employee per year. While we are mindful of the benefit of full tax deductibility of compensation, we also value the flexibility of compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee and the Board may approve compensation that may not be fully deductible because of the limitation of Section 162(m).

No Tax Reimbursement of Parachute Payments and Deferred Compensation

We do not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code and we have not agreed and are not otherwise obligated to provide any executive officer, including any NEO, with such a "gross-up" or other reimbursement.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the years ended December 31, 2022, and 2021:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Nonequity Incentive Plan Compensation ($)	All other Compensation ($)	Total ($)
Rao Mulpuri	2022	500,000	—	16,052,558	—	—	34,629 [2]	16,587,187
Chief Executive Officer	2021	500,000	—	45,936,503	88,375,655	—	24,345	134,836,503
Rahul Bammi	2022	350,000	—	1,545,311	—	85,050	22,287 [3]	2,002,648
Chief Business Officer	2021	350,000	—	4,287,407	3,068,381	—	17,772	7,723,560
Martin Neumann[4]	2022	350,000	—	1,545,311	—	85,050	48,647 [5]	2,029,008
Chief Operations Officer								

---

[1] The amounts reported in the "Stock Awards" and "Option Awards" columns do not reflect compensation actually received by the NEO. Instead, the amounts reported are the aggregate grant date fair value computed in accordance with the provisions of FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amounts disclosed for "Stock Awards" in fiscal year 2022 include RSUs granted to Messrs. Mulpuri, Bammi and Neumann in 2023 with respect to fiscal year 2022 bonus achievement and also reflects incremental compensation expense related to the modification of certain stock awards during 2022, which was calculated in accordance with FASB ASC Topic 718 as the excess of the fair value of the modified awards over the fair value of the original awards immediately before the modification. For information regarding this modification and the assumptions used in determining the fair value of the "Stock Awards" and "Option Awards", please refer to Note 13 to our financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

[2] Includes $25,000 for premiums paid by the Company to a third party on Dr. Mulpuri's behalf for personal financial planning services, $5,711 paid by the Company for matching contributions to Dr. Mulpuri's Section 401(k) plan, $2,400 paid by the Company for contributions to Dr. Mulpuri's health savings account and $1,518 for premiums paid by the Company to a third party on Dr. Mulpuri's behalf for group life insurance benefits.

[3] Includes $13,500 for premiums paid by the Company to a third party on Mr. Bammi's behalf for personal financial planning services, $7,269 paid by the Company for matching contributions to Mr. Bammi's Section 401(k) plan and $1,518 for premiums paid by the Company to a third party on Mr. Bammi's behalf for group life insurance benefits.

[4] Mr. Neumann was not an NEO in 2021; therefore, his compensation information is only provided for fiscal year 2022.

[5] Includes $41,240 for relocation benefits paid by the Company to Mr. Neumann, $4,467 paid by the Company for matching contributions to Mr. Neumann's Section 401(k) plan, $1,950 paid by the Company for a medical coverage waiver for Mr. Neumann and $990 for premiums paid by the Company to a third party on Mr. Neumann's behalf for group life insurance benefits.

2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows all outstanding equity awards held by our NEOs as of December 31, 2022.

Name	Option Awards				RSU Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]
Rao Mulpuri	249,937	—	11.62	8/13/2024 [2]		
	249,937	—	11.62	11/12/2025 [3]		
	12,112,825	—	9.04	11/21/2028 [4]		
		25,000,000	10.00	3/8/2031 [5]		
					4,218,750	4,070,672 [6]
Rahul Bammi	209,249	—	15.92	8/25/2026 [7]		
	1,986,056	—	9.04	11/21/2028 [8]		
	306,250	393,750	10.00	3/8/2031 [9]		
					393,750	379,929 [10]
Martin Neumann	2,325	—	11.62	8/13/2024 [11]		
	4,650	—	15.77	5/5/2026 [12]		
	18,600	—	15.92	11/17/2026 [13]		
	348,749	—	9.04	12/4/2028 [14]		
	94,456	21,793	9.04	11/13/2029 [15]		
	306,250	393,750	10.00	3/8/2031 [16]		
					393,750	379,929 [17]

[1]   The amounts reported in the "Market Value of Shares or Units of Stock That Have Not Vested" column reflect the aggregate fair market value of the RSUs on December 31, 2022, based on the closing price of our Class A common stock of $0.9650 per share as reported on the Nasdaq Global Select Market. The RSUs outstanding as of December 31, 2022, were subject to both time-based and performance-based vesting conditions upon grant, and were subsequently amended by the Board effective September 8, 2022, to remove the performance-based vesting conditions applicable to the awards.

[2]   This option vested in full on August 1, 2019.

[3]   This option vested in full on November 12, 2018.

[4]   This option vested in full on November 1, 2022.

[5]   This amount represents the number of unvested shares subject to the CEO's option award, which vests and becomes exercisable upon satisfaction of certain performance conditions, subject to the CEO's continued employment through each such vesting date.

[6]   Upon the amendment by the Board effective September 8, 2022 to remove the performance-based vesting conditions applicable to the awards, these RSUs vest with respect to one-quarter of the shares of our Class A common stock underlying the RSUs on the one-year anniversary of the vesting commencement date and the remaining three-quarters of the shares underlying the RSUs vest in equal monthly installments over the subsequent three years until March 8, 2025.

[7]   This option vested in full on June 1, 2016.

[8]   This option vested in full on November 1, 2022.

[9]   This option vests with respect to one-quarter of the shares of our Class A common stock underlying the option on the one-year anniversary of the vesting commencement date and the remaining three-quarters of the shares underlying the option vest in equal monthly installments over the subsequent three years until March 8, 2025.

[10]   Upon the amendment by the Board effective September 8, 2022 to remove the performance-based vesting conditions applicable to the awards, these RSUs vest with respect to one-quarter of the shares of our Class A common stock underlying the RSUs on the one-year anniversary of the vesting commencement date and the remaining three-quarters of the shares underlying the RSUs vest in equal monthly installments over the subsequent three years until March 8, 2025.

[11]   This option vests in equal monthly installments over four years until August 13, 2024.

[12]   This option vested in full on October 1, 2020.

[13]   This option vested in full on October 1, 2021.

[14]   This option vested in full on November 1, 2022.

[15]   This option vests in equal monthly installments over four years until September 1, 2023.

[16]   This option vests with respect to one-quarter of the shares of our Class A common stock underlying the option on the one-year anniversary of the vesting commencement date and the remaining three-quarters of the shares underlying the option vest in equal monthly installments over the subsequent three years until March 8, 2025.

[17]   Upon the amendment by the Board effective September 8, 2022 to remove the performance-based vesting conditions applicable to the awards, these RSUs vest with respect to one-quarter of the shares of our Class A common stock underlying the RSUs on the one-year anniversary of the vesting commencement date and the remaining three-quarters of the shares underlying the RSUs vest in equal monthly installments over the subsequent three years until March 8, 2025.

Potential Payments Upon Termination or Change in Control

Equity Award Acceleration

In the event of a "change in control" or "merger" of the Company, as defined in our equity plan, each outstanding option or equity award will be assumed or an equivalent option or award substituted by the successor company. In the event that the successor company refuses to assume or substitute for the option or equity award, the participant will fully vest in and have the right to exercise all of his or her options or stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to RSUs, performance shares and performance units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change in control, the administrator of the plan will notify the participant that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the administrator, and the option or stock appreciation right will terminate upon the expiration of such period.

The form of award agreement for the 2021 Equity Incentive Plan, provides that if a successor company assumes outstanding options or awards or substitutes for options or awards with an equivalent award, then if following such assumption or substitution the participant's status as an employee or employee of the successor company, as applicable, is terminated by the successor company as a result of an "Involuntary Termination" other than for "Cause" within 12 months following the change in control, the option or award will immediately vest and become exercisable as to 100% of the shares subject to the option or award.

Employment Agreements with Executive Officers

The Company maintains employment agreements with our executive officers, including our NEOs, pursuant to which each is entitled to certain payments, rights and benefits in connection with a termination of employment without Cause (as such term is described below) or by the NEO for Good Reason (as such term is described below) in connection with a change in control of the Company.

The employment agreements with each of our NEOs provide that if the executive officer's employment is terminated for any reason, the executive officer will receive payment of his or her base salary through the date of termination, reimbursement by the Company of any claims for reimbursement, payment of any accrued but unused PTO and any other accrued rights under any other of our employee benefit plans. In the event the NEO's employment is terminated by us without Cause or the executive officer resigns for Good Reason as of or within the 13-month period following a Change in Control, the executive officer will receive (i) a lump-sum payment equal to 100% of his or her base salary, (ii) a lump-sum payment equal to his or her target annual cash incentive opportunity under our annual bonus program in which the executive officer participates (assuming achievement of 100% of the applicable performance target(s)), (iii) up to 12 months of Company-paid COBRA premiums and (iv) accelerated vesting of 100% of his or her outstanding equity awards (including, without limitation, his or her stock options), subject to applicable market and performance based thresholds, and subject to the executive officer signing and not revoking our then-standard separation agreement and release of claims in favor of the Company.

In addition to the payments and benefits described above, Dr. Mulpuri's employment agreement also provides for severance payments and benefits in the event his employment terminates prior to a Change in Control. Specifically, upon termination of his employment by the Company without Cause or his resignation for Good Reason, in either case prior to a Change in Control, Dr. Mulpuri will receive (i) continued payment of the his base salary for 12 months following such termination, (ii) a lump-sum payment equal to his target annual cash incentive opportunity under the Company's annual bonus program in which he participates, assuming achievement of 100% of the applicable performance target(s), up to 12 months of Company-paid COBRA premiums and accelerated vesting of that portion of his then-outstanding equity awards (including, without limitation, his stock options) that would have become vested had Dr. Mulpuri continued employment for a period of 12 months following his termination date, subject to Dr. Mulpuri signing and not revoking the Company's then-standard separation agreement and release of claims in favor of the Company.

"Cause" for purposes of the NEOs' employment agreements means (1) conviction of any felony or conviction of any crime involving moral turpitude or dishonesty; (2) participation in a fraud or act of dishonesty against the Company; (3) willful and material breach of the executive officer's duties that has not been cured within 30 days after written notice from the Company of such breach; (4) intentional and material damage to the Company's property; or (5) material breach of the executive officer's confidential information agreement.

"Good Reason" for purposes of the NEOs' employment agreements means (1) a material reduction of the executive officer's authority, duties or responsibilities; (2) a material reduction by the Company (or its successor) in the executive officer's base salary as in effect immediately prior to such a reduction, unless the Company also similarly reduces the base salaries of all other executive officers of the Company; (3) a material change in the geographic location of the executive officer's primary work facility or location; provided that a relocation of 50 miles or less from the executive officer's then present location or to the executive officer's home as his or her primary work location will not be considered a material change in geographic location; (4) the Company's material breach of any provision of the employment agreement; or (5) the failure of our successor to assume the employment agreement in connection with a Change in Control. In order for an event to qualify as Good Reason, the NEO must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for "Good Reason" within 90 days of the initial existence of (or, if later, the executive officer's knowledge of) the grounds for "Good Reason" and providing a reasonable cure period of not less than 30 days following the date of such notice, and such grounds must not have been cured during such time.


DIRECTOR COMPENSATION


Our Board maintains a non-employee director compensation policy (the "Director Compensation Policy") for our non-employee directors. The Director Compensation Policy was developed with input from Compensia regarding practices and compensation levels at comparable companies. The Director Compensation Policy is designed to attract, retain and reward outside directors.

Under the Director Compensation Policy, each outside director (other than as noted below) is eligible to receive the cash and equity compensation for Board services described below. We also will reimburse our outside directors for reasonable, customary and documented travel expenses to meetings of our Board or its committees and other expenses.

Cash Compensation

Outside directors are entitled to receive the following cash compensation for their service under the Director Compensation Policy:

- $75,000 per year for service as a board member;
- $20,000 per year for service as lead independent director of the board;
- $20,000 per year for service as chair of the Audit Committee;
- $10,000 per year for service as member of the Audit Committee;
- $15,000 per year for service as chair of the Compensation Committee;
- $7,500 per year for service as member of the Compensation Committee;
- $10,000 per year for service as chair of the Nominating and Corporate Governance Committee; and
- $5,000 per year for service as member of the Nominating and Corporate Governance Committee.

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair of the committee, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors (other than as noted above) are paid quarterly on a pro-rated basis.

Equity Compensation

Each person who first becomes an outside director following the effective date of the Director Compensation Policy will receive an annual award of RSUs having a value to be determined by the Board upon recommendation of the Compensation Committee (with the number of shares of our Class A common stock subject to the award determined by dividing such value by the closing sales price of a share of our Class A common stock on the applicable grant date, but rounded down to the nearest whole share), with such award vesting in equal, quarterly installments over one year, subject to continued service through each applicable vesting date. No awards were made to outside directors in 2022. On March 27, 2023, each outside director, except Mr. Gormly, received an award of 100,000 shares with such award vesting in equal, quarterly installments over one year, subject to continued service through each applicable vesting date. In light of Mr. Gormly's extensive efforts as Audit Committee Chair, on March 27, 2023, Mr. Gormly, received an award of 200,000 shares with such award vesting in equal, quarterly installments over one year, subject to continued service through each applicable vesting date.

2022 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our Board during the year-ended December 31, 2022 by our non-employee directors. Dr. Mulpuri's compensation as a named executive officer is set forth above under "Executive Compensation Tables—2022 Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Current Directors:			
Toby Cosgrove	104,556	—	104,556
Lisa Picard	98,528	—	98,528
Julie Larson-Green	92,056	—	92,056
Nigel Gormly	98,528	—	98,528
Scott Rechler	—	—	—
Former Directors:			
Tom Leppert[1]	13,986	—	13,986

_____

[1] Tom Leppert resigned as a director of the Company effective February 22, 2022.

The following table shows all shares of Class A common stock subject to outstanding stock options and stock awards held by our non-employee directors as of December 31, 2022.

Name	Option Awards Outstanding (#)	RSU Awards Outstanding (#)
Current Directors:		
Toby Cosgrove	9,447	—
Lisa Picard	—	—
Julie Larson-Green	—	—
Nigel Gormly	—	—
Scott Rechler	—	—
Former Directors:		
Tom Leppert	—	—

Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. Such program will continue to be designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward non-employee directors who contribute to the long-term success of our Company.

Limitation of Liability and Indemnification of Directors and Officers

Pursuant to its Amended and Restated Certificate of Incorporation, the Company indemnifies its directors and officers to the fullest extent authorized or permitted by applicable law and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Company and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Company is not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Company. The right to indemnification includes the right to be paid by the Company the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Company of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

The Company may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company.

In addition, the Company has entered into separate indemnification agreements with its directors and officers. These agreements, among other things, require the Company to indemnify its directors and officers for certain expenses, including attorneys' fees, judgments, fines, penalties and amounts paid in settlement incurred by a director or officer in any action or proceeding arising out of their services as one of the Company's directors or officers or any other company or enterprise to which the person provides services at the Company's request.

The Company maintains a directors' and officers' insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as the Company's directors and officers. The Company believes the provisions in its Certificate of Incorporation, Bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of our Class A common stock as of April 25, 2023, with respect to securities held by:

- each person known by us to be the beneficial owner of more than 5% of our issued and outstanding shares of Class A common stock;

- each of our directors and executive officers; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days, in each case here as of April 25, 2023. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.

As of April 25, 2023, there were 241,233,902 shares of our commons stock issued and outstanding.

Name and Address of Beneficial Owners [1]	Number of Shares	Ownership Percentage (%)
Directors and Executive Officers		
Rao Mulpuri[2]	15,637,313	6.1%
Amy Reeves[3]	75,711	*
Rahul Bammi[4]	2,846,029	1.2%
Martin Neumann[5]	1,158,344	*
Nitesh Trikha[6]	1,071,163	*
Anshu Pradhan[7]	1,163,287	*
Bill Krause[8]	791,982	*
Toby Cosgrove[9]	63,561	*
Nigel Gormly[10]	77,662	*
Julie Larson-Green[11]	47,497	*
Lisa Picard[12]	52,662	*
Scott Rechler[13]	—	*
All executive officers and directors as a group (12 individuals)	22,985,211	8.8%
5% or More Shareholders:		
SVF Excalibur (Cayman) Limited[14]	66,194,110	27.4%
Madrone Partners, L.P.[15]	48,325,145	18.7%
Guardians of New Zealand Superannuation[16]	27,183,150	11.3%
CF Finance Holdings II, LLC[17]	24,256,991	9.7%
Anson Funds Management LP[18]	26,773,988	9.9%
USAA Real Estate[19]	17,474,299	6.8%
BNP Paribas Asset Management UK LTD[20]	16,822,430	6.5%

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* Less than one percent

[1] Unless otherwise noted, the business address of each of the following individuals is c/o View, Inc., 195 S. Milpitas Blvd, Milpitas, CA 95035.

[2] Interests shown consist of (a) options to purchase 12,612,699 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 439,380 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 2,585,234 shares of Class A common stock.

[3] Interests shown consist of (a) 57,895 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023 and (b) 17,816 shares of Class A common stock.

[4] Interests shown consist of (a) options to purchase 2,589,055 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 66,229 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 190,745 shares of Class A common stock.

[5] Interests shown consist of (a) options to purchase 877,060 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 66,229 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 215,055 shares of Class A common stock.

[6] Interests shown consist of (a) options to purchase 814,189 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 66,229 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 190,745 shares of Class A common stock.

[7] Interests shown consist of (a) options to purchase 870,085 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 66,229 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 226,973 shares of Class A common stock.

[8] Interests shown consist of (a) options to purchase 595,124 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, (b) 57,895 shares of Class A common stock issuable upon vesting of RSU awards within 60 days of April 25, 2023, and (c) 138,963 shares of Class A common stock.

[9] Interests shown consist of (a) options to purchase 10,899 shares of Class A common stock that are exercisable within 60 days of April 25, 2023, and (b) 52,662 shares of Class A common stock.

[10] Interests shown consist of 77,662 shares of Class A common stock.

[11] Interests shown consist of 47,497 shares of Class A common stock.

[12] Interests shown consist of 52,662 shares of Class A common stock.

[13] Mr. Rechler is the Chief Executive Officer and Chairman of RXR. Mr. Rechler disclaims beneficial ownership of any Company securities beneficially owned by RXR.

[14] According to a Schedule 13D filed on March 18, 2021, SVF Excalibur (Cayman) Limited ("SVF Excalibur") is the record holder of the shares of Class A common stock shown. SVF Excalibur is a wholly owned subsidiary of SVF Endurance (Cayman) Limited ("SVF Endurance"), which is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. ("AIV M1"). SVF Endurance and AIV M1 have shared voting and dispositive power over the shares held by SVF Excalibur. SB Investment Advisers (UK) Limited ("SBIA UK") has been appointed as alternative investment fund manager ("AIFM") and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1's investments. SBIA UK has shared voting and dispositive power over the shares held by SVF Excalibur. The board of directors of SBIA UK is comprised of Rajeev Misra, Saleh Romeih, Kalika Jayasekera and Neil Hadley. The investment committee of SBIA UK is comprised of Masayoshi Son, Rajeev Misra, and Saleh Romeih. The business address of each of SVF Excalibur and SVF Endurance is c/o Walkers Corp Ltd., Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of AIV M1 is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom.The information is based solely on such Schedule 13D filed on March 18, 2021.

[15] Interests shown include 30,996,469 shares and warrants to purchase up to 1,045,541 shares held by Madrone Partners, L.P. Interests shown also include 16,283,135 shares issuable upon conversion of Notes held by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. and has shared voting and dispositive power over the shares held by Madrone Partners, L.P. Greg Penner, Jameson McJunkin and Thomas Paterson are managers of Madrone Capital Partners, LLC and share voting and dispositive power over the shares held by Madrone Partners, L.P. The business address of Madrone Partners, L.P. is 1149 Chestnut Street, Suite 200, Menlo Park, California 94025.

[16] According to a Schedule 13G filed on March 18, 2021, the interests shown consist of 377,479 redeemable warrants of View, each exercisable for one share of Class A common stock of View. The Class A shares reported herein are held by Guardians of New Zealand Superannuation as manager and administrator of the New Zealand Superannuation Fund being property of His Majesty the King in right of New Zealand and managed by Guardians of New Zealand Superannuation. The business address of Guardians of New Zealand Superannuation is PO BOX 106 607, Auckland 1143, New Zealand. The information is based solely on such Schedule 13G filed on March 18, 2021.

[17] Interests shown consist of (a) 1,100,000 Private Placement Shares, (b) 12,470,000 Founder Shares, (c) 424,494 PIPE Shares, (d) 187,887 Engagement Letter Shares, (e) 366,666 shares of Class A common stock issuable upon the exercise of Private Placement Warrants and (f) 9,707,944 shares of Class A common stock issuable upon the conversion of Notes. CF Finance Holdings II, LLC ("CF Holdings II") is the record holder of the Private Placement Shares, the Founder Shares, the PIPE Shares and the Private Placement Warrants described above. Cantor Fitzgerald & Co. is the record holder of the Engagement Letter Shares. CFPI is the record holder of the Notes described above. Cantor Fitzgerald, L.P. ("Cantor") is the sole member of CF Holdings II. CF Group Management, Inc. ("CFGM") is the managing general partner of Cantor. Howard W. Lutnick is the Chairman and Chief Executive Officer of CFGM and the trustee of CFGM's sole

stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the shares held directly by CF Holdings II and Cantor Fitzgerald & Co. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of CF Finance Holdings II, LLC is 110 East 59th Street, New York, NY 10022. The business address of Cantor Fitzgerald & Co. is 499 Park Avenue, New York, New York 10022. The business address of CFPI is 110 East 59th Street, New York, New York 10022.

[18]   Interests shown consist of an aggregate of 26,773,988 shares issuable upon conversion of Notes held as follows: 17,359,727 shares issuable upon exercise of Notes held by Anson Investments Master Fund LP ("AIMF"), 4,877,509 shares issuable upon exercise of Notes held by Anson East Master Fund LP ("AEMF"), 360,116 shares issuable upon exercise of Notes held by Anson North Star Tactical Equity Fund LP ("ANSF"), 355,314 shares issuable upon exercise of Notes held by Arch Anson Tactical Real Estate Fund ("Arch"), 604,994 shares issuable upon exercise of Notes held by Arch Anson Tactical Real Estate NR Fund ("Arch NR"), and 3,216,327 shares issuable upon exercise of Notes held by Anson Opportunities Master Fund LP ("AOMF," and together with AIMF, AEMF, ANSF, Arch and Arch NR, the "Anson Funds"). Anson Advisors Inc. and Anson Funds Management LP, the co-investment advisers of the Anson Funds, hold voting and dispositive power over the shares issuable upon exercise of Notes held by the Anson Funds. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares issuable upon exercise of the Notes held by the Anson Funds except to the extent of their pecuniary interest therein. The registered address of the Anson Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

[19]   Interests shown consist of an aggregate of 17,474,299 shares issuable upon conversion of Notes held by USAA Real Estate as follows by the following holders of record: US RE Company, LLC (9,707,944), Bridger Holdings, LP (5,824,766) and NBT Capital, LLC (1,941,589). The business address of the US RE Company, LLC is US RE Company, LLC, 9830 Colonnade Boulevard, Suite 600, San Antonio, Texas 78230.The business address of Bridger Holdings, LP is 555 Bryant Street, #601, Palo Alto, CA 94301. The business address of NBT Capital, LLC is PO Box 24, Gallatin Gateway, MT 59730.

[20]   According to a Schedule 13G/A filed on January 31, 2023, the business address of the record holder is 5 Aldermanbury Square, London, EX2V 7BP. This information is based solely on such Schedule 13G/A filed on January 31, 2023.

Equity Compensation Plan Information Table

The following table provides information as of December 31, 2022, with respect to the compensation plans under which our common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	64,413,710	$7.41	13,793,901
Equity compensation plans not approved by stockholders	—	$—	—
Total	64,413,710	$7.41	13,793,901

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

All of our directors and executive officers are subject to our Code of Business Conduct and Ethics and our Related Party Transactions Policy, and our directors are guided in their duties by our Corporate Governance Guidelines. Our Code of Business Conduct and Ethics requires that our directors and executive officers avoid situations where a conflict of interest might occur or appear to occur. In general, our directors and executive officers should not have a pecuniary interest in transactions involving us or a customer, licensee, or supplier of the Company, unless such interest is solely a result of routine investments made by the individual in publicly traded companies. In the event that a director or executive officer is going to enter into a related party transaction with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role, the director or executive officer must fully disclose the nature of the related party transaction to our Chief Legal Officer. For directors and executive officers, such related party transaction then must be reviewed and approved in advance by the Audit Committee. For other conflicts of interest that may arise, the Code of Business Conduct and Ethics advises our directors and executive officers to consult with our Chief Legal Officer. In addition, each director and officer is required to complete a director and officer questionnaire on an annual basis and upon any new appointment, which requires disclosure of any related-party transactions pertaining to the director or executive officer. Our Board will consider such information in its determinations of independence with respect to our directors under applicable Nasdaq and SEC rules.

Other than with respect to Mr. Rechler as described below, none of our directors, executive officers or their immediate family members has or has had any material interest in any transaction in which the Company is a participant that would require disclosure under Item 404(a) of Regulation S-K.

Related Party Transactions

Registration Rights Agreement

On November 30, 2020, in connection with our initial business combination, we and certain stockholders of View Operating Corporation (formerly known as "View, Inc.") (the "Investors") entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which became effective at the closing. Pursuant to the terms of the Registration Rights Agreement, the Company was obligated to file one or more registration statements to register the resales of Class A common stock held by such Investors, on the terms set forth in the Registration Rights Agreement. Investors holding at least 25% of the registrable securities owned by all Investors were entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their registrable securities, up to a total of three such demands. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, such Investors could demand at any time or from time to time, that the Company file a registration statement on Form S-1 (or any similar short-form registration which may be available at such time) to register the resale of the registrable securities of the Company held by such Investors. The Registration Rights Agreement also provided such Investors with "piggy-back" registration rights, subject to certain requirements and customary conditions.

Under the Registration Rights Agreement, we agreed to indemnify such Investors and certain persons or entities related to such Investors such as their officers, directors, employees, agents and representatives against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which the Investors sell their registrable securities, unless such liability arose from such Investors' misstatement or omission, and the Investors including registrable securities in any registration statement or prospectus agreed to indemnify us and certain persons or entities related to us such as our officers and directors and underwriters against all losses caused by their misstatements or omissions in those documents.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is available at www.sec.gov.

Sponsor Registration Rights Agreement

Prior to the closing of our initial business combination, we entered into an amendment (the "Sponsor RRA Amendment") to that certain Registration Rights Agreement, dated as of August 26, 2020 (the "Original Sponsor RRA," and together with the Sponsor RRA Amendment, the "Sponsor Registration Rights Agreement"), by and among us, the Sponsor and the other parties thereto, to provide that the Sponsor's and the other party's thereto rights thereunder with respect to an Underwritten Offering (as defined in the Sponsor Registration Rights Agreement) shall be pari passu to the rights of the holders of registrable securities under the Registration Rights Agreement.

Under the Sponsor Registration Rights Agreement, the founder shares, with certain exceptions, were not transferable, assignable or salable until the period ending on the earlier of (A) March 8, 2022 (one year after the completion of the business combination), or (B) subsequent to the business combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. The 1,100,000 private placement shares and the 366,666 private placement warrants issued to the Sponsor in a private placement, with certain exceptions, became transferable, assignable or salable on April 7, 2021 (the period ending 30 days after the completion of the business combination).

The foregoing description of the Sponsor Registration Rights Agreement is qualified in its entirety by reference to the full text of the Original Sponsor RRA and the Sponsor RRA Amendment, copies of which are available at www.sec.gov.

Sponsor Support Agreement

Contemporaneously with the execution of the merger agreement for our initial business combination, we entered into a Sponsor Support Agreement with the Sponsor and View Operating Corporation ("Legacy View"), pursuant to which, among other things: (i) for the benefit of Legacy View, the Sponsor agreed to comply with its obligations under the letter agreement, dated as of August 26, 2020 (the "Insider Letter"), by and among us, the Sponsor and certain officers and directors of ours, to not transfer, to not participate in the "Redemption" (defined as the election of an eligible (as determined in accordance with our governing documents) holder of shares of our common stock to redeem all or a portion of the shares of our common stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the trust account (including any interest earned on the funds held in the trust account, but net of taxes payable and up to $100,000 to pay dissolution expenses) (as determined in accordance with our governing documents) in connection with the business combination) and to vote its shares of common stock in favor of the merger agreement and the business combination (including the merger), and we agreed to enforce such provisions, and we and the Sponsor provided Legacy View with certain consent rights with respect to transfers of our common stock owned by the Sponsor and amendments, modifications or waivers under the Insider Letter, (ii) to waive its anti-dilution rights with respect to its shares of Class B common stock under the existing charter, (iii) to release us, Legacy View, PVMS Merger Sub, Inc. and their respective subsidiaries effective as of the closing from all pre-closing claims, subject to customary exceptions and (iv) the Sponsor subjected 4,970,000 of its shares of Class B common stock (the "Sponsor Earn-Out Shares") to vesting and potential forfeiture (and related transfer restrictions) after the closing based on a five year post-closing earnout, with (a) 50% of the Sponsor Earn-Out Shares being released if the stock price of Class A common stock exceeds $12.50 for 5 out of any 10 trading days, (b) 25% of the Sponsor Earn-Out Shares being released if the stock price of Class A common stock exceeds $15.00 for 5 out of any 10 trading days and (c) 25% of the Sponsor Earn-Out Shares being released if the stock price of Class A common stock exceeds $20.00 for 5 out of any 10 trading days, in each case, subject to early release for a Company sale, change of control or going private transaction or delisting after the closing.

Lock-Up Agreements

Concurrently with the execution of the merger agreement, we and Legacy View entered into Lock-Up Agreements with a number of View stockholders, pursuant to which the View common stock held by such View stockholders would be locked-up and subject to transfer restrictions for a period of time following the closing, as described below, subject to certain exceptions. The View securities held by such View stockholders would be locked-up until the earlier of: (i) six (6) months after the closing, or (ii) the date after the closing on which View consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the closing which results in all of View's stockholders having the right to exchange their equity holdings in View for cash, securities or other property. Such shares are no longer subject to such transfer restrictions.

Subscription Agreements

Contemporaneously with the execution of the merger agreement, we entered into the Subscription Agreements with certain of the PIPE investors, including the Sponsor and certain Legacy View stockholders, pursuant to which those PIPE investors agreed to purchase, and we agreed to sell to those PIPE investors, an aggregate of up to 30,000,000 shares of Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $300,000,000, with the Sponsor's subscription agreement accounting for $50.0 million of such aggregate investment. The Subscription Agreements entered into contemporaneously with the execution of the merger agreement permitted PIPE investors that were not Legacy View stockholders or affiliates of us prior to the closing to offset and reduce the number of shares that they were required to purchase at the closing by acquiring shares of Class A common stock in the open market or private transactions and not redeeming such shares in the Redemption. The PIPE investors purchased an aggregate of 42,103,156 shares of Class A common stock for an aggregate purchase price of approximately $441.1 million (including shares purchased by an investor pursuant to a subscription agreement entered into after the execution of the Subscription Agreements). Pursuant to the Subscription Agreements, the Company also agreed to register the resale of the PIPE shares.

Committed Equity Facility

On August 8, 2022, we entered into a Primary Common Stock Purchase Agreement with CF Principal Investments LLC ("CFPI"), a Delaware limited liability company, and a Standby Common Stock Purchase Agreement with YA II PN, Ltd. ("Yorkville"), a Cayman Islands exempted company (collectively, the "CSPAs"). Pursuant to the CSPAs, we may issue and sell to CFPI and Yorkville, from time to time as provided in the CSPAs, and CFPI and Yorkville shall in the aggregate purchase from us, up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of our Class A common stock, par value $0.0001 per share (the "Common Stock"), and (ii) the number of shares of Common Stock representing 19.99% of the voting power or number of shares of Common Stock issued and outstanding immediately prior to the execution of the CSPAs, subject to reduction as described in the CSPAs, in each case subject to certain conditions and limitations set forth in the CSPAs.

The CSPAs also provide that we shall issue to CFPI a number of shares of Common Stock (the "Upfront Commitment Fee") equal to (i) $1,250,000, divided by (ii) the closing price of the Common Stock on the trading day prior to the filing of the Initial Registration Statement (as defined in the CSPA). The Upfront Commitment Fee is deemed to be fully earned and non-refundable as of the date of the CSPAs, regardless of whether any purchases of Common Stock are made or settled under the CSPAs or any subsequent termination of the CSPAs.

Sales of Common Stock to CFPI and Yorkville under the CSPAs, and the timing of any sales, will be determined by us from time to time in our sole discretion, and will depend on a variety of factors, including, among other things, market conditions, the trading price of our Common Stock and determinations by us regarding the use of proceeds of such sales. The net proceeds from any sales under the CSPAs will depend on the frequency with, and prices at, which shares of Common Stock are sold to

CFPI and Yorkville. We expect to use the proceeds from any sales under the CSPAs for, among other things, working capital and general corporate purposes.

Upon the initial satisfaction of the conditions to CFPI's and Yorkville's obligations to purchase shares of Common Stock set forth in the CSPAs (the date of initial satisfaction of all such conditions, the "Commencement Date"), including that a registration statement registering the resale by CFPI and Yorkville of such shares of Common Stock under the Securities Act of 1933, as amended, is declared effective by the U.S. Securities and Exchange Commission, and CFPI and Yorkville are permitted to utilize the prospectus therein to resell all of the shares included in such prospectus, we will have the right, but not the obligation, from time to time at our sole discretion until the earliest of (i) the first day of the month next following the date that is 36 months after the effective date of the Initial Registration Statement, (ii) the date on which CFPI and Yorkville shall have purchased, in the aggregate, $100,000,000 worth of shares pursuant to the CSPAs, (iii) the date on which the Common Stock shall have failed to be listed or quoted on The Nasdaq Global Market or an alternative market and (iv) the date on which we commence a voluntary bankruptcy case or any person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property or we make a general assignment for the benefit of our creditors, to direct CFPI and Yorkville to purchase up to a specified maximum amount of shares of Common Stock as set forth in the CSPAs by delivering written notice to CFPI or Yorkville prior to 9:00 AM, Eastern Time, on any trading day. The purchase price of the shares of Common Stock that we elect to sell to CFPI and Yorkville pursuant to the CSPAs will be 97% of the volume weighted average price of the shares of Common Stock during the applicable purchase date. Notwithstanding the foregoing, if we deliver a purchase notice for a purchase in excess of 20% of the total volume of our Common Stock traded during the applicable purchase period, the purchase price shall be the lower of (a) the volume weighted average price of the shares of Common Stock during the applicable purchase date and (b) the lowest sale price in any Block (defined as a trade in excess of 100,000 shares on a single trading day to a single purchaser) sold on the trading day following the delivery and acceptance of such purchase notice.

The CSPAs contain customary representations, warranties, conditions and indemnification obligations by each party. The CSPAs also provide that the representations and warranties of us (a) that are not qualified by "materiality" or "Material Adverse Effect" (as defined in the CSPAs) must be true and correct in all material respects as of the Commencement Date, except to the extent such representations and warranties are as of another date, in which case such representations and warranties must be true and correct in all material respects as of such other date, and (b) that are qualified by "materiality" or "Material Adverse Effect" (as defined in the CSPAs) must be true and correct as of the Commencement Date, except to the extent such representations and warranties are as of another date, in which case such representations and warranties must be true and correct as of such other date. The CSPAs also provide that the representations and warranties of us must be true and correct as described in (a) and (b) above as of a date within three trading days following each time we file (i) an Annual Report on Form 10-K and certain Annual Reports on Form 10-K/A, (ii) a Quarterly Report on Form 10-Q, (iii) certain Current Reports on Form 8-K containing amended financial information and (iv) the Initial Registration Statement, any New Registration Statement (as defined in the CSPAs) or any supplement or post-effective amendment thereto, subject to certain exceptions and in any event not more than once per calendar quarter. The representations, warranties and covenants contained in the CSPAs were made only for purposes of the CSPAs and as of specific dates, are solely for the benefit of the parties to the CSPAs and are subject to certain important limitations. We have the right to terminate the CSPAs at any time after the Commencement Date upon three trading days' prior written notice. CFPI and Yorkville have the right to terminate the CSPAs upon three trading days' prior written notice if, among other things, a Material Adverse Effect (as defined in the CSPAs) has occurred and is continuing.

The foregoing description of the CSPAs does not purport to be complete and is qualified in its entirety by the terms and conditions of the CSPAs, copies of which are available at www.sec.gov.

Committed Equity Facility Registration Rights Agreement

On August 8, 2022, in connection with the entry into the CSPAs, we, CFPI and Yorkville entered into a Registration Rights Agreement (the "CEF RRA"). Pursuant to the CEF RRA, we have agreed to register the resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, of the shares of Common Stock that may be sold to CFPI and Yorkville pursuant to the CSPAs, including the shares constituting the Upfront Commitment Fee.

The foregoing description of the CEF RRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the CEF RRA, a copy of which is available at www.sec.gov.

WorxWell Acquisition

On December 1, 2021, the Company acquired certain assets associated with the WorxWell™ data analytics platform from RXR. In connection with such acquisition, the Company issued 2,000,000 shares of Class A common stock and a warrant to purchase 1,000,000 shares of Class A common stock to an affiliate of RXR. Scott Rechler, one of our directors, is the Chief Executive Officer and Chairman of RXR.

Convertible Notes

Investment Agreement

On October 25, 2022, we entered into an Investment Agreement (the "Investment Agreement") with the Purchasers (as defined in the Investment Agreement), including entities affiliated with RXR, USAA Real Estate, Anson Funds and BNP Paribas Asset Management, relating to the sale by us to the Purchasers of $200.0 million aggregate principal amount of our 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the "Notes"). Scott Rechler, one of our directors, is the Chief Executive Officer and Chairman of RXR. On October 26, 2022, we completed the sale to the Purchasers of the Notes pursuant to the Investment Agreement.

The gross proceeds from the sale of the Notes were approximately $200.0 million, prior to deducting fees and estimated offering expenses. We intend to use the net proceeds from this sale for general corporate purposes.

Subject to certain limitations, the Investment Agreement provides the Purchasers with certain registration rights for the shares of common stock issuable upon conversion of the Notes and exercise of the RXR Warrants (as defined below). The Investment Agreement requires us to prepare and file a registration statement with the U.S. Securities and Exchange Commission as soon as reasonably practicable after the issuance of the Notes, and in any event within ninety (90) days thereafter, to register the shares underlying the Notes and the RXR Warrants, including shares issuable upon conversion of the Notes if we were to elect the "payment-in-kind" option for the Notes for every interest payment date until maturity.

The Purchasers include new investors as well as current stockholders (some of which are affiliates), an affiliate of Cantor Fitzgerald & Co., placement agent for the Notes and our financial advisor in connection with past corporate transactions, and affiliates of RXR, a party with which we have an existing commercial relationship and with which we have engaged in prior corporate transactions.

Indenture and Issuance of Convertible Notes

The Notes were issued pursuant to an indenture (the "Indenture"), dated as of October 26, 2022, by and between us and Wilmington Trust, National Association, as trustee. The Notes are senior, unsecured obligations of ours, bearing interest at a rate of 6.00% per annum, to the extent paid in cash ("Cash Interest"), and 9.00% per annum, to the extent paid in kind through an increase in the principal amount of the Notes ("PIK Interest"). We can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof. Any PIK Interest will be paid by issuing notes ("PIK Notes") in the form of physical notes. Such PIK Notes will bear interest from and after the date of such PIK Interest payment. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2023. It is expected that the Notes will mature on October 1, 2027, unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The Notes are convertible at an initial conversion rate equal to 747.6636, subject to certain adjustments as provided in the Indenture. All conversions will be subject to an increased conversion rate in accordance with the Indenture, based on the Conversion Date (as defined in the Indenture).

Holders of the Notes will have the right to convert all or a portion of their Notes at any time prior to close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the Notes will receive shares of Common Stock together with cash, if applicable, in lieu of any fractional share of Common Stock unless we elect, and holders consent, to settle conversions by paying cash or delivering a combination of cash and shares of Common Stock.

We may not redeem the Notes prior to October 1, 2025. We may redeem the Notes in whole or in part, at our option, on or after October 1, 2025, and prior to the 41st scheduled trading day immediately preceding the maturity date, for cash at the applicable redemption price if the last reported sale price of the Common Stock has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide the applicable redemption notice.

In the event of a fundamental change, holders of the Notes will have the right to require us to repurchase all or a portion of their Notes at a price equal to 100% of the capitalized principal amount of Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

The Indenture includes customary terms and covenants, including certain events of default after which the maturity of the Notes is accelerated and the Notes become due and payable immediately. Such events of default include: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) our failure to send certain notices under the Indenture within specified periods of time, in certain cases if such failure is not cured within five business days; (iii) our failure to comply with certain covenants in the Indenture relating to our ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of us and our subsidiaries, taken as a whole, to another Person (as defined in the Indenture); (iv) our failure in our obligation to convert a Note, if such default is not cured within five business days; (v) a default by us in our other agreements under the Indenture or the Notes if such default is not cured within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by us or any "significant subsidiary" of us (within the meaning of Regulation S-X) with respect to indebtedness for borrowed money of at least $15,000,000; (vii) certain failures by us or any significant subsidiary of us with respect to the payment of final judgments of at least $15,000,000; and (viii) certain events of bankruptcy, insolvency and reorganization involving us or any significant subsidiary of us.

The foregoing descriptions of the Indenture, the Notes and the Investment Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Indenture and the Investment Agreement, copies of which are available at www.sec.gov.

Strategic Agreement & RXR Warrant Agreements

On October 25, 2022, we and RXR FP Services LLC ("RXR FP") entered into an Agreement for Strategic Planning and Consulting Services (the "Strategic Agreement"). Scott Rechler, one of our directors, is the Chief Executive Officer and Chairman of RXR. Pursuant to the Strategic Agreement, RXR FP was appointed to render strategic planning and consulting services to us.

In consideration of RXR FP's performance of its obligations under the Strategic Agreement, we agreed to issue to RXR FP warrants (the "RXR Warrants") to purchase, in the aggregate, 9,511,128 shares of Common Stock. On October 25, 2022, we issued the RXR Warrants to RXR FP pursuant to certain Common Stock Purchase Warrant Agreements (the "RXR Warrant Agreements"). The shares underlying the RXR Warrants vest in equal tranches over the three-year period following the initial issuance date of the RXR Warrants, with one-third of such shares vesting each year on the anniversary thereof, provided that all such shares shall vest immediately upon the occurrence of certain specified events (each, an "Early Exercise Event"). The RXR Warrants are exercisable, to the extent vested and unexercised, (1) in the case of certain of the RXR Warrants, upon the earlier of the applicable vesting date or an Early Exercise Event, and prior to 11:59 p.m., New York City time, on October 25, 2032 (the "Warrant Termination Time"), at an exercise price of $0.01 per share of Common Stock, subject to certain adjustments (the "RXR Exercise Price"), (2) in the case of certain of the RXR Warrants, upon the earlier of the applicable vesting date or any later date, provided that the closing price of the Common Stock has exceeded $1.32 (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event, and prior to the Warrant Termination Time, at the RXR Exercise Price, and (3) in the case of certain of the RXR Warrants, upon the earlier of the applicable vesting date or any later date, provided that the closing price of the Common Stock has exceeded $1.58 (as may be adjusted) for 20 of 30 consecutive trading days prior to such applicable vesting date or such later date, or an Early Exercise Event, and prior to the Warrant Termination Time, at the RXR Exercise Price. The RXR Warrants may also be exercised, in whole or in part, by means of a "cashless exercise" for a number of shares as determined in the RXR Warrant Agreements. The RXR Warrants are subject to certain restrictions on transfer prior to their applicable exercise dates.

The Strategic Agreement provides RXR FP with a right of first offer, should we undertake a debt financing or equity capital raise, subject to certain exceptions, to participate in such financing or capital raise. The Strategic Agreement also gives RXR FP the right to designate one member of our board of directors (the "RXR Designee"), which designee shall be the Vice-Chairperson of our board of directors, until the earlier of (i) our fifth annual meeting of stockholders following the date of the Strategic Agreement and (ii) the end of the term of the Strategic Agreement, and provides that we shall enter into a customary indemnification and other agreements with the RXR Designee in connection with the RXR Designee's role on our board of directors.

The Strategic Agreement shall automatically terminate upon the earliest of (i) five (5) years from the date of the Strategic Agreement, (ii) the date on which it is finally judicially determined that RXR FP has materially breached its obligations under the Strategic Agreement, and (iii) the date mutually agreed in writing by RXR FP and us.

The foregoing descriptions of the Strategic Agreement and the RXR Warrant Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the Strategic Agreement and the RXR Warrant Agreements, copies of which are available at www.sec.gov.

Blocker Agreements

In connection with the execution of the Investment Agreement, Indenture, Strategic Agreement and RXR Warrant Agreements, on October 26, 2022, we entered into a letter agreement with each of (i) CFPI, (ii) RXR FP Investor LP and RXR FP Investor II LP, and (iii) RXR FP (each of the parties in (i), (ii) and (iii), a "Blocker Party," and such letter agreements, collectively, the "Blocker Agreements"). The Blocker Agreements provide, among other things, that the Notes shall not be converted and the RXR Warrants shall not be exercised, as applicable, to the extent that such conversion or exercise would cause a Blocker Party to beneficially own more than a specified threshold percentage (as may be increased or decreased by the applicable Blocker Party upon 61 days' written notice) of the Common Stock outstanding immediately following such conversion or exercise.

The foregoing description of the Blocker Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Blocker Agreements, copies of which are available at www.sec.gov.

Additional Notes

On December 26, 2022, the Company received notices from entities affiliated with RXR and Anson Funds (collectively, the "Exercising Purchasers") that the Exercising Purchasers had elected to exercise their respective options to purchase an aggregate additional $12,307,000.00 of Notes (the "Additional Notes").

On December 28, 2022, the Additional Notes were issued pursuant to the Investment Agreement and the Indenture, dated as of October 26, 2022, by and between the Company and Wilmington Trust, National Association, as trustee, in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

On December 28, 2022, in connection with the purchase of the Additional Notes, the Company entered into letter agreements with (1) Anson Opportunities Master Fund LP, Anson Investments Master Fund LP, Anson East Master Fund LP, Anson North Star Tactical Equity Fund LP, Arch Anson Tactical Real Estate Fund LP and Arch Anson Tactical Real Estate NR Fund LP (collectively, the "Anson Funds") and (2) RXR FP Investor III LP (collectively, the "Additional Blocker Agreements"). The Additional Blocker Agreements provide, among other things, that the Notes held by the entities affiliated with Anson Funds and RXR (each, an "Additional Blocker Party"), including the Additional Notes, shall not be converted to the extent that such conversion would cause an Additional Blocker Party to beneficially own more than a specified threshold percentage (as may be increased or decreased by the applicable Additional Blocker Party upon 61 days' written notice) of the Class A common stock, par value $0.0001 per share, of the Company outstanding immediately following such conversion.

The foregoing description of the Additional Blocker Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Additional Blocker Agreements, copies of which are available at www.sec.gov.

RXR Development Project - Phase I Hamilton Green

On December 30, 2022, the Company entered into a contract with a general contractor acting on behalf of RXR to provide our View Smart Building Platform to the Phase I buildings of Hamilton Green, a large-scale, mixed-use property being developed by RXR, located in White Plains, NY. Scott Rechler, one of our directors, is the Chief Executive Officer and Chairman of RXR. The Company recognized revenue from RXR, or an agent acting on behalf of RXR, of $13.4 million during the twelve months ended December 31, 2022, respectively. In addition, the Company had $4.2 million in deferred revenue, $8.7 million in contract loss accruals, no contract assets associated with contracts with RXR, $7.4 million accounts receivables due from RXR or an agent acting on behalf of RXR, and no accounts payable due to RXR as of December 31, 2022.

Director Independence

Nasdaq Listing Rules require that a majority of our Board be independent. An "independent director" is defined generally as a person that, in the opinion of the company's board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our Board has determined that each individual on the Board, other than Dr. Mulpuri and Mr. Rechler, qualifies as an independent director under Nasdaq listing standards and applicable SEC rules. There are no family relationships among any of our directors, director nominees, or executive officers.

Item 14. Principal Accounting Fees and Services

PricewaterhouseCoopers LLP ("PwC") acts as our independent registered public accounting firm. The following is a summary of fees paid to PwC for services rendered.

Fees		2022		2021
Audit fees	$	3,909,170	$	10,357,000
Audit-related fees		—		249,415
Tax fees		—		—
All other fees		151,021		5,050
Total	$	4,060,191	$	10,611,465

Audit Fees. This category includes fees billed for professional services rendered by PwC for the audit of our consolidated financial statements, audit of our internal control over financial reporting, review of the consolidated financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by the independent registered public accounting firm in connection with acquisitions, new accounting or audit standards, and statutory or regulatory filings or engagements, including comfort letters and consents issued in connection with SEC filings.

Audit-Related Fees. This category includes the aggregate fees billed for assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements. No audit-related fees were billed by PwC in 2022.

Tax Fees. No tax fees were billed by PwC in 2022 or 2021.

All Other Fees. This category includes the aggregate fees billed for any other products and services provided by the independent registered public accounting firm.

Pre-Approval Policy

The charter for our Audit Committee states that the Audit Committee shall review and approve the independent auditor's annual engagement letter, including the proposed fees contained therein, as well as all audit and permitted non-audit engagements and relationships between the Company and the independent auditor (which approval should be made after receiving input from the Company's management, if desired). Approval of audit and permitted non-audited services will also be made by the Audit Committee. The Audit Committee may also delegate pre-approval authority to one or more of its members, who shall report any pre-approval decisions to the Audit Committee at its next regularly scheduled meeting.

All PwC services and fees listed in the table above were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(1)　　**Financial Statements and Schedules:** No financial statement or supplementary data are filed with this Annual Report on Form 10-K/A. See Financial Statements and Supplementary Data of the Original Form 10-K.

(2)　　**Exhibits:** The documents set forth below are filed herewith.

Exhibit No.	Description
31.1*	Certification of the Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

View, Inc.

Date: April 28, 2023 /s/ Rao Mulpuri

Name: Rao Mulpuri

Title: Chief Executive Officer